Filed pursuant to Rule 424(b)(3)
Registration No. 333-254579
PROSPECTUS

IPALCO Enterprises, Inc.
Offer to Exchange
4.250% Senior Secured Notes due 2030
for
New 4.250% Senior Secured Notes due 2030

We are offering to exchange up to $475,000,000 of our new registered 4.250% Senior Secured Notes due 2030 (the “new notes” or "notes") for up to $475,000,000 of our existing unregistered 4.250% Senior Secured Notes due 2030 (the “old notes”). The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. The new notes will represent the same debt as the old notes and we will issue the new notes under the same indenture.

To exchange your old notes for new notes:

•you are required to make the representations described on page 2 to us; and
•you should read the section called “The Exchange Offer” starting on page 101 for further information on how to exchange your old notes for new notes.

The exchange offer will expire at 5:00 P.M. New York City time on May 5, 2021 unless it is extended.
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See “Risk Factors” beginning on page 5 of this prospectus for a discussion of risk factors that should be considered by you prior to tendering your old notes in the exchange offer.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

April 8, 2021
i

We have not authorized anyone to provide you with any information other than that contained in this prospectus or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the offering and the notes, including the merits and risks involved.
We are not making any representation to any purchaser of the notes regarding the legality of an investment in the notes by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

DEFINED TERMS
The following is a list of frequently used abbreviations or acronyms that are found in this prospectus.
Term	Definition
2016 Base Rate Order	The order issued in March 2016 by the IURC authorizing IPL to, among other things, increase its basic rates and charges by $30.8 million annually
2018 Base Rate Order	The order issued in October 2018 by the IURC authorizing IPL to, among other things, increase its basic rates and charges by $43.9 million annually
2020 IPALCO Notes	$405 million of 3.45% Senior Secured Notes due July 15, 2020
2024 IPALCO Notes	$405 million of 3.70% Senior Secured Notes due September 1, 2024
2030 IPALCO Notes	$475 million of 4.25% Senior Secured Notes due May 1, 2030
ACE	Affordable Clean Energy
AES	The AES Corporation
AES U.S. Investments	AES U.S. Investments, Inc.
AOCI	Accumulated Other Comprehensive Income
AOCL	Accumulated Other Comprehensive Loss
ARO	Asset Retirement Obligations
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
BTA	Best Technology Available
CAA	U.S. Clean Air Act
CCGT	Combined Cycle Gas Turbine
CCR	Coal Combustion Residuals
CDPQ	CDP Infrastructures Fund G.P., a wholly-owned subsidiary of La Caisse de dépôt et placement du Québec
CECL	Current Expected Credit Loss
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act
CO2	Carbon Dioxide
COSO	Committee of Sponsoring Organizations of the Treadway Commission
COVID-19	The disease caused by the novel coronavirus that caused a global pandemic beginning in 2020
CPP	Clean Power Plan
Credit Agreement	$250 million IPL Revolving Credit Facilities Amended and Restated Credit Agreement, dated as of June 19, 2019
CSAPR	Cross-State Air Pollution Rule
Cumulative Deficiencies
Cumulative Net Operating Income Deficiencies. The Cumulative Deficiencies calculation provides that only five years' worth of historical earnings deficiencies or surpluses are included, unless it has been greater than five years since the most recent rate case.

CWA	U.S. Clean Water Act
D.C. Circuit	U.S. Court of Appeals for the District of Columbia Circuit
Defined Benefit Pension Plan	Employees’ Retirement Plan of Indianapolis Power & Light Company
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DOE	U.S. Department of Energy
DOJ	U.S. Department of Justice
DSM	Demand Side Management
ECCRA	Environmental Compliance Cost Recovery Adjustment
ELG	Effluent Limitation Guidelines
EPA	U.S. Environmental Protection Agency
EPAct	Energy Policy Act of 2005
ERISA	Employee Retirement Income Security Act of 1974
FAC	Fuel Adjustment Charge
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Financial Statements	Audited Consolidated Financial Statements of IPALCO included herein
FTRs	Financial Transmission Rights
GAAP	Generally Accepted Accounting Principles in the United States
GHG	Greenhouse Gas
IBEW	International Brotherhood of Electrical Workers
IDEM	Indiana Department of Environmental Management
IOSHA	Indiana Occupational Safety and Health Administration

Term	Definition
IPALCO	IPALCO Enterprises, Inc.
IPL	Indianapolis Power & Light Company, which also does business as AES Indiana
IRP	Integrated Resource Plan
ISO	Independent System Operator
IURC	Indiana Utility Regulatory Commission
kWh	Kilowatt hours
LIBOR	London InterBank Offer Rate
MATS	Mercury and Air Toxics Standards
Mid-America	Mid-America Capital Resources, Inc.
MISO	Midcontinent Independent System Operator, Inc.
MW	Megawatts
MWh	Megawatt hours
NAAQS	National Ambient Air Quality Standards
NERC	North American Electric Reliability Corporation
NOV	Notice of Violation
NOx	Nitrogen Oxides
NPDES	National Pollutant Discharge Elimination System
NSPS	New Source Performance Standards
NSR	New Source Review
NWP 12	Nationwide Permit 12
Pension Plans	Employees’ Retirement Plan of Indianapolis Power & Light Company and Supplemental Retirement Plan of Indianapolis Power & Light Company
PM2.5	Fine particulate matter or particulate matter with an aerodynamic diameter less than or equal to a nominal 2.5 micrometers
PSD	Prevention of Significant Deterioration
RF	ReliabilityFirst
RSP	AES Retirement Savings Plan
RTO	Regional Transmission Organization
SEA	Senate Enrolled Act
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as Amended
Service Company	AES US Services, LLC
SIP	State Implementation Plan
SO2	Sulfur Dioxides
Supplemental Retirement Plan	Supplemental Retirement Plan of Indianapolis Power & Light Company
TCJA	Tax Cuts and Jobs Act
Term Loan	$65 million IPALCO Term Loan Facility Credit Agreement, dated as of October 31, 2018
Third Amended and Restated Articles of Incorporation	Third Amended and Restated Articles of Incorporation of IPALCO Enterprises, Inc.
Thrift Plan	Employees’ Thrift Plan of Indianapolis Power & Light Company
TDSIC	Transmission, Distribution, and Storage System Improvement Charge
U.S.	United States of America
U.S. SBU	AES U.S. Strategic Business Unit
USD	United States Dollars
VEBA	Voluntary Employees' Beneficiary Association

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus before making a decision to exchange your old notes for new notes, including the section entitled “Risk Factors” in this prospectus.
Unless otherwise indicated or the context otherwise requires, the terms “IPALCO,” we,” “our,” “us,” and “the Company” refer to IPALCO Enterprises, Inc., including all of its subsidiaries, collectively. The term “IPALCO Enterprises, Inc.” refers only to IPALCO Enterprises, Inc., excluding its subsidiaries and affiliates

OUR COMPANY

IPALCO is a holding company incorporated under the laws of the state of Indiana whose principal subsidiary is IPL. IPL, which also does business as AES Indiana, is a regulated electric utility operating in the state of Indiana. Substantially all of our business consists of the generation, transmission, distribution and sale of electric energy conducted through IPL. Our business segments are “utility” and “all other.” All of our operations are conducted within the U.S. and principally within the state of Indiana. Please see Note 12, “Business Segment Information” to the Financial Statements.
IPALCO owns all of the outstanding common stock of IPL. IPL was incorporated under the laws of the state of Indiana in 1926. IPL is engaged primarily in generating, transmitting, distributing and selling electric energy to approximately 512,000 retail customers in the city of Indianapolis and neighboring areas within the state of Indiana; the most distant point being about 40 miles from Indianapolis. IPL has an exclusive right to provide electric service to those customers. IPL’s service area covers about 528 square miles with an estimated population of approximately 965,000. IPL’s generation, transmission and distribution facilities, and changes to our sources of electric generation, are further described below under “Properties.” There have been no significant changes in the services rendered by IPL during 2020.
IPL is a transmission company member of RF. RF is one of eight Regional Reliability Councils under the NERC, which has been designated as the Electric Reliability Organization under the EPAct. RF seeks to preserve and enhance electric service reliability and security for the interconnected electric systems within the RF geographic area by setting and enforcing electric reliability standards. RF members cooperate under agreements to augment the reliability of its members’ electricity supply systems in the RF region through coordination of the planning and operation of the members’ generation and transmission facilities. Smaller electric utility systems, independent power producers and power marketers can participate as full members of RF.
Our principal executive offices are located at One Monument Circle, Indianapolis, Indiana 46204, and our telephone number is (317) 261-8261. Our website address is www.iplpower.com. The information on our website is not incorporated by reference into this prospectus.

SUMMARY OF THE EXCHANGE OFFER

Securities Offered	We are offering up to $475 million aggregate principal amount of our new 4.250% Senior Secured Notes due 2030, which will be registered under the Securities Act.
The Exchange Offer	We are offering to issue the new notes in exchange for a like principal amount of your old notes. We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”
Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on May 5, 2021 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to May 5, 2021. If we decide for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires. You may only exchange old notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Federal Income Tax Consequences	Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for federal income tax purposes. See “Material United States Tax Consequences of the Exchange Offer.”
Use of Proceeds	We will not receive any proceeds from the issuance of the new notes in the exchange offer.
Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer.
Failure to Tender Your Old Notes	If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your old notes or to pay you additional interest or liquidated damages. All untendered old notes will continue to be subject to the restrictions on transfer set forth in the old notes and in the indenture. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register such untendered old notes under the Securities Act and, following this exchange offer, will be under no obligation to do so.
You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.
Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new notes issued in exchange for the old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:
•you are not one of our “affiliates,” which is defined in Rule 405 of the Securities Act;
•you acquire the new notes in the ordinary course of your business;
•you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and
•you are not engaged in, and do not intend to engage in, a distribution of the new notes.
If you are an affiliate of IPALCO Enterprises, Inc., or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
If you are a broker-dealer and receive new notes for your own account in the exchange offer and/or in exchange for old notes that were acquired for your own account as a result of market-making or other trading activities:
•you must represent that you do not have any arrangement or understanding with us or any of our affiliates to distribute the new notes;
•you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from us in the exchange offer; and
•you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.
For a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY DESCRIPTION OF THE NOTES
The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registrations rights relating to old notes do not apply to the new notes. The new notes will represent the same debt as the old notes and will be governed by the same indenture under which the old notes were issued.

Issuer	IPALCO Enterprises, Inc.
Notes Offered	$475 million aggregate principal amount of new 4.25% senior secured notes due 2030.
Maturity	May 1, 2030.
Interest Payment Dates	Interest will be payable semiannually on May 1 and November 1 of each year.
Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Collateral	The notes are secured by our pledge of all of the outstanding common stock of Indianapolis Power & Light Company. The lien on the pledged shares will be shared equally and ratably with our existing senior secured notes, and, subject to certain limitations, we may secure other Indebtedness (as defined herein) equally and ratably with the notes.
Ranking
The notes will be secured and rank equally with our senior secured indebtedness secured by a pledge of the same assets. The notes will rank senior, to the extent of the assets securing such indebtedness, to our senior unsecured indebtedness and senior to our subordinated indebtedness. The notes will effectively rank junior to our subsidiaries’ liabilities.
As of December 31, 2020:
•IPALCO had outstanding $880 million of senior secured indebtedness; and
•IPL had total long-term debt, current liabilities and preferred stock of approximately $2.2 billion

Optional Redemption	We may redeem some or all of the notes at any time or from time to time at a redemption price as described under the caption “Description of Notes—Optional Redemption.”
Change of Control	When a Change of Control Triggering Event (as defined herein) occurs, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest. See “Description of Notes—Repurchase at the Option of Holders.”

Covenants
The indenture governing the notes contains covenants that, among other things, will limit our ability and, in the case of restrictions on liens, the ability of our significant subsidiaries to:
•create certain liens on assets and properties; and
•consolidate or merge, or convey, transfer or lease all or substantially all of our consolidated properties and assets
These covenants are subject to important exceptions and qualifications, which are described in “Description of Notes—Covenants.” The indenture does not restrict or prevent IPL or any other subsidiary from incurring unsecured indebtedness.

Book-Entry Form	The notes will be issued in registered book-entry form represented by one or more global notes to be deposited with or on behalf of The Depository Trust Company (“DTC”) or its nominee. Transfers of the notes will be effected only through the facilities of DTC. Beneficial interests in the global notes may not be exchanged for certificated notes except in limited circumstances. See “Description of Notes—Form, Denomination and Registration of Notes.”

Further Issues	We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities under the indenture governing the notes having the same terms as, and ranking equally with, the notes in all respects (except for the offering price and issue date), as described more fully in “Description of Notes—Basic Terms of Notes.”
Trustee, Registrar and Paying Agent	U.S. Bank National Association.
Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. You should also read the section captioned “Cautionary Note Regarding Forward-Looking Statements” for a discussion of what types of statements are forward-looking as well as the significance of such statements in the context of this prospectus. The risks described below are not the only ones we face. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business, results of operations or financial condition.

Risks Related to the Exchange Offer
If you choose not to exchange your old notes in the exchange offer, the transfer restrictions currently applicable to your old notes will remain in force and the market price of your old notes could decline.
If you do not exchange your old notes for new notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the old notes as set forth in the offering memorandum distributed in connection with the private offering of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement entered into in connection with the private offering of the old notes, we do not intend to register resales of the old notes under the Securities Act. The tender of old notes under the exchange offer will reduce the principal amount of the old notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the old notes due to reduction in liquidity.
You must follow the exchange offer procedures carefully in order to receive the new notes.
If you do not follow the procedures described in this prospectus, you will not receive any new notes. If you want to tender your old notes in exchange for new notes, you will need to contact a DTC participant to complete the book-entry transfer procedures, as described under “The Exchange Offer,” prior to the expiration date, and you should allow sufficient time to ensure timely completion of these procedures to ensure delivery. No one is under any obligation to give you notification of defects or irregularities with respect to tenders of old notes for exchange. For additional information, see the section captioned “The Exchange Offer” in this prospectus.
There are state securities law restrictions on the resale of the new notes.
In order to comply with the securities laws of certain jurisdictions, the new notes may not be offered or resold by any holder, unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We currently do not intend to register or qualify the resale of the new notes in any such jurisdictions. However, generally an exemption is available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws also may be available.
Risks Related to the Notes
The notes will be structurally subordinated to claims of creditors of our current and future subsidiaries.
The notes will be structurally subordinated to indebtedness and other liabilities of our subsidiaries, including IPL. Our subsidiaries may also incur additional indebtedness in the future. Any right that we have to receive any assets of any of our subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of the notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, these subsidiaries will pay the holders of their debts, holders of their preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. The security interest in the common stock of IPL pledged by us to secure the notes will not alter the effective subordination of the notes to the creditors of our subsidiaries.
We may incur additional indebtedness, which may affect our financial health and our ability to repay the notes.
As of December 31, 2020, we had on a consolidated basis $2,726.2 million of indebtedness and total common shareholders’ equity of $521.0 million. IPL had $1,803.8 million of first mortgage bonds outstanding as of December 31, 2020, which are secured by the pledge of substantially all of the assets of IPL under the terms of IPL’s mortgage and deed of trust. The indenture governing the notes does not restrict IPL’s or any of our subsidiaries’ ability to incur unsecured indebtedness. As of December 31, 2020, IPL had $75 million of outstanding borrowings under its unsecured Credit Agreement. This level of indebtedness and related security could have important consequences, including the following:
•increase our vulnerability to general adverse economic and industry conditions;
•require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund other corporate purposes;
•limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, as needed.
We expect to incur additional debt in the future, subject to the terms of our debt agreements and we expect that IPL will incur additional debt in the future, subject to the terms of its debt agreements and regulatory approvals. To the extent we or IPL become more leveraged, the risks described above would increase. Further, our actual cash requirements in the future may be greater than expected. Accordingly, our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due and, in that event, we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms or at all to refinance our debt as it becomes due.
We are a holding company and are dependent on Indianapolis Power & Light Company for dividends to meet our debt service obligations.
We are a holding company with no material assets other than the common stock of our subsidiaries, and accordingly substantially all cash is generated by the operating activities of our subsidiaries, principally IPL. None of our subsidiaries, including IPL, is obligated to make any payments with respect to the notes, and none of our subsidiaries will guarantee the notes; however, the common stock of IPL is pledged to secure payment of these notes. Accordingly, our ability to make payments on the notes is dependent not only on the ability of our subsidiaries to generate cash in the future, but also on the ability of our subsidiaries to distribute cash to us. IPL’s mortgage and deed of trust, its amended articles of incorporation and its Credit Agreement contain restrictions on IPL’s ability to issue certain securities or pay cash dividends to us under certain circumstances.
We may not be able to repurchase the notes upon a change of control triggering event.
Upon the occurrence of specific kinds of change of control triggering events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest (see “Description of Notes-Repurchase at the Option of Holders”). The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to satisfy our obligations to repurchase the notes upon a change of control triggering event because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control triggering event.
Redemptions may adversely affect your return on the notes.
The notes are redeemable at our option, and therefore we may choose to redeem the notes at times when the prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.
Regulatory considerations may affect the ability of the collateral agent to exercise certain rights with respect to the collateral securing the notes.
Regulatory considerations may affect the ability of the collateral agent to exercise certain rights with respect to the common stock of IPL pledged by us to secure the notes upon the occurrence of an event of default under the indenture governing the notes. Because IPL is a regulated public utility, foreclosure proceedings and the enforcement of the pledge agreement and the right to take other actions with respect to the pledged shares of IPL common stock may be limited and subject to regulatory approval. IPL is subject to regulation at the state level by the IURC. At the federal level, it is subject to regulation by the FERC. See “Business—Regulatory Matters.” Regulation by the IURC and FERC includes regulation with respect to the change of control, transfer or ownership of utility property. In particular, foreclosure proceedings and the enforcement of the pledge agreement and the right to take other actions with respect to the pledged shares of IPL common stock would require (i) FERC approval to the extent such actions resulted in a change in control or a transfer of the ownership of the pledged shares of IPL common stock and (ii) IURC approval to the extent such actions resulted in a transfer of the ownership of the pledged shares of IPL common stock to another Indiana utility. There can be no assurance that any such regulatory approval can be obtained on a timely basis, or at all.
Credit rating downgrades could adversely affect the trading price of the notes.
The trading price for the notes may be affected by our credit rating, and our credit rating may be affected by the credit rating of AES. Credit ratings are continually revised and there can be no assurance that our current credit rating or the current credit rating of AES will remain the same for any given period of time or that such ratings will not be downgraded or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any downgrade in, or withdrawal of, our credit rating or the credit rating of AES could adversely affect the trading price of the notes or the trading markets for the notes to the extent trading markets for the notes develop. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks related to the structure or marketing of the notes. One rating agency’s rating should be evaluated independently of any other rating agency’s rating.

Risks Associated with our Operations
Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and/or maintenance expenses, increased fuel or purchased power costs and other significant liabilities for which we may not have adequate insurance coverage.
We operate coal, oil and natural gas generating facilities, which involve certain risks that can adversely affect energy costs, output and efficiency levels. These risks include:
•unit or facility shutdowns due to a breakdown or failure of equipment or processes;
•increased prices for fuel and fuel transportation as existing contracts expire or as such contracts are adjusted through price re-opener provisions or automatic adjustments;
•disruptions in the availability or delivery of fuel and lack of adequate inventories;
•shortages of or delays in obtaining equipment;
•loss of cost-effective disposal options for solid waste generated by the facilities;
•accidents and injuries;
•reliability of our suppliers;
•inability to comply with regulatory or permit requirements;
•operational restrictions resulting from environmental or permit limitations or governmental interventions;
•construction delays and cost overruns;
•disruptions in the delivery of electricity;
•labor disputes or work stoppages by employees;
•the availability of qualified personnel;
•events occurring on third party systems that interconnect to and affect our system;
•operator error; and
•catastrophic events.
The above risks could result in unscheduled plant outages, unanticipated operation and/or maintenance expenses, increased capital expenditures and/or increased fuel and purchased power costs, any of which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks are partially mitigated by our ability to generally pass fuel and purchased power costs through to customers through the Fuel Adjustment Charge (“FAC”). If unexpected plant outages occur frequently and/or for extended periods of time, this could result in adverse regulatory action.
Additionally, as a result of the above risks and other potential hazards associated with the power generation industry, we may from time to time become exposed to significant liabilities for which we may not have adequate insurance coverage. Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. The control and management of these risks depend upon adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems which reduce, but do not eliminate, the possibility of the occurrence and impact of these risks.
The hazardous activities described above can also cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury and fines and/or penalties. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. A successful claim for which we are not fully insured could adversely affect our results of operations, financial condition and cash flows. In addition, except for our large substations, transmission and distribution assets are not covered by insurance and are considered to be outside the scope of property insurance. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide assurance that insurance coverage will continue to be available on terms similar to those presently available to us or at all. Any such losses not covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

The current outbreak of the novel coronavirus, or COVID-19, has adversely affected, and it or the future outbreak of any other highly infectious or contagious diseases could materially and adversely affect, our generation facilities, transmission and distribution systems, results of operations, financial condition and cash flows. Further, the spread of the COVID-19 outbreak has caused disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.
In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 150 countries, including every state in the U.S. On March 11, 2020 the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the U.S. declared a national emergency with respect to COVID-19.
The outbreak of COVID-19 has impacted global economic activity, caused significant volatility and negative pressure in financial markets and reduced the demand for energy in our service territory. In addition to reduced revenues and lower margins resulting from decreased energy demand within our service territory, we also have incurred and expect to continue to incur expenses relating to COVID-19, including expenses relating to events outside of our control. The global impact of the outbreak has been rapidly evolving and many countries, including the U.S., have reacted by instituting quarantines, mandating business and school closures as well as restricting travel. In addition to triggering a period of global economic slowdown or a global recession, COVID-19 or another pandemic could have material and adverse effects on our results of operations, financial condition and cash flows due to, among other factors:
•further decline in customer demand as a result of general decline in business activity;
•further destabilization of the markets and decline in business activity negatively impacting our customer growth or the number of customers in our service territory as well as our customers’ ability to pay for our services when due (or at all);
•delay or inability in obtaining regulatory actions and outcomes that could be material to our business, including for recovery of COVID-19 related expenses and losses, such as uncollectible customer amounts, and the review and approval of our applications, rates and charges by the IURC;
•difficulty accessing the capital and credit markets on favorable terms, or at all, and a severe disruption and instability in the global financial markets, or deteriorations in credit and financing conditions which could affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis;
•negative impacts on the health of our essential personnel, especially if a significant number of them are affected, and on our operations as a result of implementing stay-at-home, quarantine and other social distancing measures;
•a deterioration in our ability to ensure business continuity during a disruption, including increased cybersecurity attacks related to the work-from-home environment;
•delays or inability to access, transport and deliver fuel or other materials to our facilities due to restrictions on business operations or other factors affecting us and our third-party suppliers;
•the inability to hedge the entire exposure of our operations from availability and cost of fuel and other commodities that experience significant volatility;
•delays or inability to access equipment or the availability of personnel to perform planned and unplanned maintenance, which can, in turn, lead to disruption in operations;
•delays or inability in achieving our financial goals, growth strategy and digital transformation; and
•delays in the implementation of expected rules and regulations.
We continue to review and modify our plans as conditions change. Despite our efforts to manage and remedy these impacts to the Company, their ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of this outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects.
COVID-19 continues to present material uncertainty which could materially and adversely affect our generation facilities, transmission and distribution systems, results of operations, financial condition and cash flows. To the extent COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We may be negatively affected by a lack of growth or a decline in the number of customers or in customer usage.
Customer growth and customer usage are affected by a number of factors outside our control, such as energy efficiency and DSM measures, population changes, job and income growth, housing starts, new business formation and the overall level of economic activity. A lack of growth, or a decline, in the number of customers in our service territory or in customer demand for electricity could have a material adverse effect on our results of operations, financial condition and cash flows and may cause us to fail to fully realize anticipated benefits from investments and expenditures.
The availability and cost of fuel and other commodities have experienced and could continue to experience significant volatility and we may not be able to hedge the entire exposure of our operations from availability and price volatility. In addition, a significant amount of our electricity is generated by coal.
Our business is sensitive to changes in the price of coal, natural gas, purchased power and emissions allowances. In addition, changes in the prices of steel, copper and other raw materials can have a significant impact on our costs. We also are dependent on purchased power, in part, to meet our seasonal planning reserve margins. Any changes in fuel prices could affect the prices we charge, our operating costs and our competitive position with respect to our products and services.
Our exposure to fluctuations in the price of fuel is limited because, pursuant to Indiana law, we may apply to the IURC for a change in our FAC every three months to recover our estimated fuel costs, which may be above or below the levels included in our basic rates and charges. In addition, we may generally recover the energy portion of our purchased power costs in these quarterly FAC proceedings subject to a benchmark (please see Note 2, “Regulatory Matters – FAC and Authorized Annual Jurisdictional Net Operating Income” to the consolidated financial statements and related notes included elsewhere in this prospectus for additional details regarding the benchmark and the process to recover fuel costs). As part of this cost-recovery process, we must present evidence in each proceeding that we have made every reasonable effort to acquire fuel and generate or purchase power or both so as to provide electricity to our retail customers at the lowest fuel cost reasonably possible. If we are unable to timely or fully recover our fuel and purchased power costs, it could have a material adverse effect on our results of operations, financial condition and cash flows.
Approximately 48% of the energy we produced in 2020 was generated by coal as compared to approximately 58% and 69% in 2019 and 2018, respectively. While we have approximately 28% in total of our current coal requirements for the three-year period ending December 31, 2023 under long-term contracts as of the date of this prospectus, the balance is yet to be purchased and will be purchased under a combination of long-term contracts, short-term contracts and on the spot market. Prices can be highly volatile in both the short-term market and on the spot market. The coal market has experienced significant price volatility in the last several years. We are now in a global market for coal in which our domestic price is increasingly affected by international supply disruptions and demand balance. Coal exports from the U.S. have increased significantly at times in recent years. In addition, domestic developments such as government-imposed direct costs and permitting issues that affect mining costs and supply availability, and the variable demand of retail customer load and the performance of our generation fleet have an impact on our fuel procurement operations. In addition, pricing provisions in some of our coal contracts with terms of one year or more allow for price changes under certain circumstances.
Because of our dependence on coal to meet customer demand for electricity, our business and operations could be materially adversely affected by unexpected price volatility in the coal market, price increases pursuant to the provisions of certain of our long-term coal contracts, and the continued regulatory and political scrutiny of coal. As discussed below, regulators, politicians and non-governmental organizations have expressed concern about GHG emissions and are taking actions which, in addition to the potential physical risk associated with climate change, could have a material adverse impact on our results of operations, financial condition and cash flows. Our dependence on coal also means that the output of our coal-fired generation units can be greatly affected by the costs of other fuels combusted by generation facilities that compete with our coal-fired generation units. Natural gas prices over the last several years have been relatively low and some gas-fired generators that previously were primarily used during periods of peak and intermediate electric demand have run even during periods of relatively low demand. This has caused many coal-fired generators, including ours, to run fewer hours during these periods of base-load demand.
In addition, substantially all of our coal supply is currently mined in the state of Indiana, and all of our coal supply is currently mined by unaffiliated suppliers or third parties. Our current goal is to carry a 25-50 day system supply of coal to offset unforeseen occurrences such as equipment breakdowns and transportation or mine delays. IPL has long-term contracts with two suppliers. In recent years, the coal industry has undergone significant restructuring as a result of debt restructurings, bankruptcy proceedings and other factors. Further restructuring may result in a failure of our suppliers to fulfill their contractual obligations or fewer suppliers and, consequently, increased dependency on any one supplier. Any significant disruption in the ability of our suppliers, particularly our most significant suppliers, to mine or deliver coal or other fuel, or any failure on the part of our suppliers to fulfill their contractual obligations could have a material adverse effect on our business. In the event of disruptions or failures, there can be no assurance that we would be able to purchase power or find another supplier of fuel on similarly favorable terms, which could also limit our ability to recover fuel costs through the FAC proceedings.
Catastrophic events could adversely affect our facilities, systems and operations.
Catastrophic events such as fires, explosions, cyber-attacks, terrorist acts, acts of war, pandemic events, or natural disasters such as floods, earthquakes, tornadoes, severe winds, ice or snow storms, droughts or other similar occurrences could adversely affect our generation facilities, transmission and distribution systems, results of operations, financial condition and cash flows. Our Petersburg plant, which is our largest source of generating capacity, is located in the Wabash Valley seismic zone, adjacent to the New Madrid seismic zone, which are both areas of significant seismic activity in the central U.S.
Our business is sensitive to weather and seasonal variations.
Weather conditions significantly affect the demand for electric power, and accordingly, our business is affected by variations in general weather conditions and unusually severe weather. As a result of these factors, our operating revenues and associated operating expenses are not generated evenly by month during the year. We forecast electric sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather (such as warmer winters and cooler summers) could have a material impact on our revenue, operating income and net income and cash flows. In addition, severe or unusual weather, such as floods, tornadoes and ice or snow storms, may cause outages and property damage that may require us to incur additional costs that may not be insured or recoverable from customers. While we are permitted to seek recovery of certain severe storm damage costs, if we are unable to fully recover such costs in a timely manner, it could have a material adverse effect on our results of operations, financial condition and cash flows.
Our membership in a regional transmission organization presents risks that could have a material adverse effect on our results of operations, financial condition and cash flows.
We are a member of MISO, a FERC-regulated regional transmission organization. MISO serves the electrical transmission needs of a 15-state area including much of the Mid-U.S. and Canada and maintains functional operational control over our electric transmission facilities, as well as that of the other utility members of MISO. We retain control over our distribution facilities. As a result of membership in MISO and its operational control, our continued ability to import power, when necessary, and export power to the wholesale market has been, and may continue to be, impacted. We offer our generation and bid our load into this market on a day-ahead basis and settle differences in real time. Given the nature of MISO’s policies regarding use of transmission facilities, and its administration of the energy and ancillary services markets, it is difficult to predict near-term operational impacts. We cannot assure MISO’s reliable operation of the regional transmission system, or the impact of its operation of the energy and ancillary services markets.
The rules governing the various regional power markets may also change from time to time which could affect our costs and revenues and have a material adverse effect on our results of operations, financial condition and cash flows. We may expand or otherwise change our transmission system according to decisions made by MISO in addition to our internal planning process. In addition, various proposals and proceedings before the FERC relating to MISO or otherwise may cause transmission rates to change from time to time. We also incur fees and costs to participate in MISO.
To the extent that we rely, at least in part, on the performance of MISO to maintain the reliability of our transmission system, it puts us at some risk for the performance of MISO. In addition, actions taken by MISO to secure the reliable operation of the entire transmission system operated by MISO could result in voltage reductions, rolling blackouts, or sustained system-wide blackouts on IPL’s transmission and distribution system, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.
Our transmission and distribution system is subject to operational, reliability and capacity risks.
The ongoing reliable performance of our transmission and distribution system is subject to risks due to, among other things, weather damage, intentional or unintentional damage, equipment or process failure, catastrophic events, such as fires and/or explosions, facility outages, labor disputes, accidents or injuries, operator error, or inoperability of key infrastructure internal or external to us and events occurring on third party systems that interconnect to and affect our system. The failure of our transmission and distribution system to fully operate and deliver the energy demanded by customers could have a material adverse effect on our results of operations, financial condition and cash flows, and if such failures occur frequently and/or for extended periods of time, could result in adverse regulatory action. In addition, the advent and quick adaptation of new products and services that require increased levels of electrical energy cannot be predicted and could result in insufficient transmission and distribution system capacity. As with all utilities, potential concern with the adequacy of transmission capacity on IPL’s system or the regional systems operated by MISO could result in MISO, the NERC, the FERC or the IURC requiring us to upgrade or expand our transmission system through additional capital expenditures or share in the costs of regional expansion. Also, as a result of the above risks and other potential risks and hazards associated with transmission and distribution operations, we may from time to time become exposed to significant liabilities for which we may not have adequate insurance coverage. Except for IPL’s large substations, transmission and distribution assets are not covered by insurance and are considered to be outside the scope of property insurance. Otherwise, we maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Further, any increased costs or adverse changes in the insurance markets may cause delays or inability in maintaining insurance coverage on terms similar to those presently available to us or at all. A successful claim for which we are not fully insured could have an adverse impact on our results of operations, financial condition and cash flows.
Current and future conditions in the economy may adversely affect our customers, suppliers and other counterparties, which may adversely affect our results of operations, financial condition and cash flows.
Our business, results of operations, financial condition and cash flows have been and will continue to be affected by general economic conditions. Slowing economic growth, credit market conditions, fluctuating consumer and business confidence, fluctuating commodity prices, and other challenges affecting the general economy, have caused and may continue to cause some of our customers to experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing customers may reduce their electricity consumption and may not be able to fulfill their payment obligations to us in the normal, timely fashion. In addition, some existing commercial and industrial customers may discontinue their operations. Sustained downturns, recessions or a sluggish economy generally affect the markets in which we operate and negatively influence our energy operations. A contracting, slow or sluggish economy could reduce the demand for energy in areas in which we are doing business. For example, during economic downturns, our commercial and industrial customers may see a decrease in demand for their products, which in turn may lead to a decrease in the amount of energy they require. Furthermore, projects which may result in potential new customers may be delayed until economic conditions improve. Some of our suppliers, customers and other counterparties, and others with whom we transact business experience financial difficulties, which may impact their ability to fulfill their obligations to us. For example, our counterparties on forward purchase contracts and financial institutions involved in our credit facility may become unable to fulfill their contractual obligations to us or result in their declaring bankruptcy or similar insolvency-like proceedings. We may not be able to enter into replacement agreements on terms as favorable as our existing agreements. Reduced demand for our electric services, failure by our customers to timely remit full payment owed to us and supply delays or unavailability could have a material adverse effect on our results of operations, financial condition and cash flows. In particular, the projected economic growth and total employment in Indianapolis are important to the realization of our forecasts for annual energy sales.
Economic conditions relating to the asset performance and interest rates of the Pension Plans could materially and adversely impact our results of operations, financial condition and cash flows.
Pension costs are based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets, level of employer contributions, the expected life span of pension plan beneficiaries and the discount rate used to determine the present value of future pension obligations. Any of these assumptions could prove to be wrong, resulting in a shortfall of our Pension Plans’ assets compared to pension obligations under the Pension Plans. Further, the performance of the capital markets affects the values of the assets that are held in trust to satisfy future obligations under the Pension Plans. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. A decline in the market value of the Pension Plans’ assets will increase the funding requirements under the Pension Plans if the actual asset returns do not recover these declines in value in the foreseeable future. Future pension funding requirements, and the timing of funding payments, may also be subject to changes in legislation. We are responsible for funding any shortfall of our Pension Plans’ assets compared to obligations under the Pension Plans, and a significant increase in our pension liabilities could materially and adversely impact our results of operations, financial condition, and cash flows. We are subject to the Pension Protection Act of 2006, which requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the level of their underfunding. As a result, our required contributions to these plans, at times, have increased and may increase in the future. In addition, our pension and postemployment benefit plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the discounted liabilities increase benefit expense and funding requirements. Further, changes in demographics, including increased numbers of retirements or changes in life expectancy assumptions, may also increase the funding requirements for the obligations related to the pension and other postemployment benefit plans. Declines in market values and increased funding requirements could have a material adverse effect on our results of operations, financial condition and cash flows. Please see Note 9, “Benefit Plans” to the consolidated financial statements and related notes included elsewhere in this prospectus for further discussion.
Counterparties providing materials or services may fail to perform their obligations, which could harm our results of operations, financial condition and cash flows.
We enter into transactions with and rely on many counterparties in connection with our business, including for the purchase and delivery of inventory, including fuel and equipment components, for our capital improvements and additions and to provide professional services, such as actuarial calculations, payroll processing and various consulting services. If any of these counterparties fails to perform its obligations to us or becomes unavailable, our business plans may be materially disrupted, we may be forced to discontinue or delay certain operations if a cost-effective alternative is not readily available or we may be forced to enter into alternative arrangements at then-current market prices that may exceed our contractual prices and cause delays. Although our agreements are designed to mitigate the consequences of a potential default by the counterparty, our actual exposure may be greater than the relief provided by these mitigation provisions. Any of the foregoing could result in regulatory actions, cost overruns, delays or other losses, any of which (or a combination of which) could have a material adverse effect on our results of operations, financial condition and cash flows.
Further, our construction program calls for extensive expenditures for capital improvements and additions, including the installation of environmental upgrades, improvements to and replacements of generation, transmission and distribution facilities, as well as other initiatives. As a result, we have engaged, and will continue to engage, numerous contractors and have entered into a number of agreements to acquire the necessary materials and/or obtain the required construction related services. In addition, some contracts provide for us to assume the risk of price escalation and availability of certain metals and key components. This could force us to enter into alternative arrangements at then-current market prices that may exceed our contractual prices and cause construction delays. It could also subject us to enforcement action by regulatory authorities to the extent that such a contractor failure resulted in a failure by IPL to comply with requirements or expectations, particularly with regard to the cost of the project. As a result of these events, we might incur losses or delays in completing construction.
Accidental improprieties and undetected errors in our internal controls and information reporting could result in the disallowance of cost recovery, noncompliant disclosure or incorrect payment processing.
Our internal controls, accounting policies and practices and internal information systems are designed to enable us to capture and process transactions and information in a timely and accurate manner in compliance with GAAP, laws and regulations, taxation requirements and federal securities laws and regulations in order to, among other things, disclose and report financial and other information in connection with the recovery of our costs and with our reporting requirements under federal securities, tax and other laws and regulations and to properly process payments. We have also implemented corporate governance, internal control and accounting policies and procedures in connection with the Sarbanes-Oxley Act of 2002. Our internal controls and policies have been and continue to be closely monitored by management and our Board of Directors. While we believe these controls, policies, practices and systems are adequate to verify data integrity, unanticipated and unauthorized actions of employees, temporary lapses in internal controls due to shortfalls in oversight or resource constraints could lead to improprieties and undetected errors that could result in the disallowance of cost recovery, noncompliant disclosure and reporting or incorrect payment processing. The consequences of these events could have a material adverse effect on our results of operations, financial condition and cash flows.
If we are unable to maintain a qualified and properly motivated workforce, it could have a material adverse effect on our results of operations, financial condition and cash flows.
One of the challenges we face is to retain a skilled, efficient and cost-effective workforce while recruiting new talent to replace losses in knowledge and skills due to resignations, terminations or retirements. This undertaking could require us to make additional financial commitments and incur increased costs. If we are unable to successfully attract and retain an appropriately qualified workforce, it could have a material adverse effect on our results of operations, financial condition and cash flows. In addition, we have employee compensation plans that reward the performance of our employees. We seek to ensure that our compensation plans encourage acceptable levels for risk and high performance through pay mix, performance metrics and timing. We also have policies and procedures in place to mitigate potential excessive risk-taking by employees to achieve performance targets which could result in events that could have a material adverse effect on our results of operations, financial condition and cash flows.
We are subject to collective bargaining agreements that could adversely affect our business, results of operations, financial condition and cash flows.
We are subject to collective bargaining agreements with employees who are members of a union. Approximately 69% of our employees are represented by a union in two bargaining units: a physical unit and a clerical-technical unit. While we believe that we maintain a satisfactory relationship with our employees, it is possible that labor disruptions affecting some or all of our operations could occur during the period of the collective bargaining agreements or at the expiration of the collective bargaining agreements before new agreements are negotiated. We may not be able to successfully train new personnel as current workers with significant knowledge and expertise retire. We also may be unable to staff our business with qualified personnel in the event of significant absenteeism related to a pandemic illness. Work stoppages by, or poor relations or ineffective negotiations with, our employees or other workforce issues could have a material adverse effect on our results of operations, financial condition and cash flows.
The use of non-derivative and derivative instruments in the normal course of business could result in losses that could negatively impact our results of operations, financial position and cash flows.
We sometimes use non-derivative and derivative instruments, such as swaps, options, futures and forwards, to manage commodity and financial risks. We may at times enter into forward contracts to hedge the risk of volatility in earnings from wholesale marketing activities. These trades are affected by a range of factors, including variations in power demand, fluctuations in market prices, market prices for alternative commodities and optimization opportunities. We have attempted to manage our commodities price risk exposure by establishing and enforcing risk limits and risk management policies. Despite our efforts, however, these risk limits and management policies may not work as planned and fluctuating prices and other events could adversely affect our results of operations, financial condition and cash flows. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these instruments can involve management’s judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of some of these contracts. We could also recognize financial losses as a result of volatility in the market values of these contracts, a counterparty failing to perform, or the underlying transactions which the instruments are intended to hedge failing to materialize, which could result in a material adverse effect on our results of operations, financial condition and cash flows.
Potential security breaches (including cyber-security breaches) and terrorism risks could adversely affect our businesses.
We operate in a highly regulated industry that requires the continued operation of sophisticated systems and network infrastructure at our generation stations, fuel storage facilities and transmission and distribution facilities. We also use various financial, accounting and other systems in our businesses. These systems and facilities are vulnerable to unauthorized access due to hacking, viruses, other cyber-security attacks and other causes. In particular, given the importance of energy and the electric grid, there is the possibility that our systems and facilities could be targets of terrorism or acts of war. We have implemented measures to help prevent unauthorized access to our systems and facilities, including network and system monitoring, identification and deployment of secure technologies, and certain other measures to comply with mandatory regulatory reliability standards. Pursuant to NERC requirements, we have a robust cyber-security plan in place and are subject to regular audits by an independent auditor approved by NERC. We routinely test our systems and facilities against these regulatory requirements in order to measure compliance, assess potential security risks, and identify areas for improvement. In addition, we provide cyber-security training for our employees and perform exercises designed to raise employee awareness of cyber risks on a regular basis. To date, cyber-attacks on our business and operations have not had a material impact on our operations or financial results. Despite our efforts, if our systems or facilities were to be breached or disabled, we may be unable to recover them in a timely manner to fulfill critical business functions, including the supply of electric services to our customers, and we could experience decreases in revenues and increases in costs that could adversely affect our results of operations, cash flows and financial condition.
In the course of our business, we also store and use customer, employee, and other personal information and other confidential and sensitive information, including personally identifiable information and personal financial information. If our or our third-party vendors’ systems were to be breached or disabled, sensitive and confidential information and other data could be compromised, which could result in negative publicity, remediation costs and potential litigation, damages, consent orders, injunctions, fines and other relief.

To help mitigate these risks, we maintain insurance coverage against some, but not all, potential losses, including coverage for illegal acts against us. However, insurance may not be adequate to protect us against all costs and liabilities associated with these risks.
RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION AND LAWS
We may not always be able to recover our costs to deliver electricity to our retail customers. The costs we can recover and the return on capital we are permitted to earn for certain aspects of our business are regulated and governed by the laws of Indiana and the rules, policies and procedures of the IURC.
We are currently obligated to supply electric energy to retail customers in our service territory. Even though rate regulation is premised on full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the IURC will agree that all of our costs have been prudently incurred or are recoverable. There also is no assurance that the regulatory process in which rates are determined will always result in rates that will produce a full or timely recovery of our costs and authorized return. From time to time, the demand for electric energy required to meet our service obligations could exceed our available electric generating capacity. When our retail customer demand exceeds our generating capacity for units operating under MISO economic dispatch, recovery of our cost to purchase electric energy in the MISO market to meet that demand is subject to a stipulation and settlement agreement. The agreement includes a benchmark which compares hourly purchased power costs to daily natural gas prices. Purchased power costs above the benchmark must meet certain criteria in order for us to fully recover them from our retail customers, such as consideration of the capacity of units available but not selected by the MISO economic dispatch. We may not always have the ability to pass all of the purchased power costs on to our customers, and even if we are able to do so, there may be a significant delay between the time the costs are incurred and the time the costs are recovered. Since these situations most often occur during periods of peak demand, the market price for electric energy at the time we purchase it could be very high, and we may not be allowed to recover all of such costs through our FAC. Even if a supply shortage were brief, we could suffer substantial losses that could adversely affect our results of operations, financial condition and cash flows.
Changes in, or reinterpretations of, the laws, rules, policies and procedures that set electric rates, permitted rates of return, changes in IPL’s rate structure, regulations regarding ownership of generation assets and electric service, the supply of generation, reliability initiatives, fuel and purchased power (which account for a substantial portion of our operating costs), capital expenditures and investments and the recovery of these and other costs on a full or timely basis through rates, power market prices and changes to the frequency and timing of rate increases could have a material adverse effect on our results of operations, financial condition and cash flows.
Concerns about GHG emissions and the potential risks associated with climate change have led to increased regulation and other actions that could impact our business.
One byproduct of burning coal and other fossil fuels is the emission of GHGs, including CO2. At the federal, state and regional levels, policies are under development or have been developed to regulate GHG emissions. In 2020, IPL emitted approximately 10 million tons of CO2 from our power plants. IPL uses CO2 emission estimation methodologies supported by “The Greenhouse Gas Protocol” reporting standard on GHG emissions. Our CO2 emissions are determined from emissions monitoring data and calculations using actual fuel heat inputs and fuel type CO2 emission factors.
There currently is no U.S. federal legislation imposing mandatory GHG emission reductions (including for CO2) that affects our electric power generation facilities. However, in 2015, the EPA promulgated a rule establishing NSPS for CO2 emissions for newly constructed and modified/reconstructed fossil-fueled EUSGUs larger than 25 MW, and the EPA proposed revisions to this rule in December 2018. In addition, in July 2019, the EPA published the final ACE Rule along with associated revisions to implementing regulations, which established CO2 emission rules for existing power plants under CAA Section 111(d) and replaced the EPA's 2015 CPP, although the D.C. Circuit vacated and remanded the ACE Rule in January 2021. In addition, it is likely that there will be increased focus on climate change from a President Biden administration and a Democrat-controlled U.S. Congress, both of which may result in additional legislation and regulations regarding GHG emissions.
In December 2015, the Parties to the United Nations Framework Convention on Climate Change convened for the 21st Conference of the Parties and the resulting Paris Agreement established a long-term goal of keeping the increase in global average temperature well below 2°C above pre-industrial levels. We anticipate that the Paris Agreement will continue the trend toward efforts to de-carbonize the global economy. Although the U.S. was officially able to withdraw from the Paris Agreement on November 4, 2020, on January 20, 2021, President Biden began the 30-day process of rejoining the Paris Agreement, which will become effective for the U.S. on February 19, 2021.

Any existing or future international, federal, state or regional legislation or regulation of GHG emissions could have a material adverse impact on our financial performance. The actual impact on our financial performance will depend on a number of factors, including among others, the degree and timing of GHG emissions reductions required under any such legislation or regulations, the price and availability of offsets, the extent to which market-based compliance options are available, the extent to which we would be entitled to receive GHG emissions allowances without having to purchase them in an auction or on the open market and the impact of such legislation or regulation on our ability to recover costs incurred through rate increases or otherwise. Our cost of compliance could be substantial. Although we would seek recovery of costs associated with new climate change or GHG regulations, our inability to fully or timely recover such costs could have a material adverse effect on our results of operations, financial condition and cash flows. Additionally, concerns over GHG emissions and their effect on the environment have led, and could lead further, to reduced demand for coal-fired power, which could have a material adverse effect on our results of operations, financial condition and cash flows.
Furthermore, according to the Intergovernmental Panel on Climate Change, physical risks from climate change could include, but are not limited to, increased runoff and earlier spring peak discharge in many glacier and snow-fed rivers, warming of lakes and rivers, an increase in sea level, changes and variability in precipitation and in the intensity and frequency of extreme weather events. Physical impacts may have the potential to significantly affect our business and operations. For example, extreme weather events could result in increased downtime and operation and maintenance costs at our electric power generation facilities and our support facilities. Variations in weather conditions, primarily temperature and humidity, would also be expected to affect the energy needs of customers. A decrease in energy consumption could decrease our revenues. In addition, while revenues would be expected to increase if the energy consumption of customers increased, such increase could prompt the need for additional investment in generation capacity. Changes in the temperature of lakes and rivers and changes in precipitation that result in drought could adversely affect the operations of our fossil-fuel fired electric power generation facilities.
If any of the foregoing risks materialize, costs may increase or revenues may decrease and there could be a material adverse effect on our business and on our consolidated results of operations, financial condition, cash flows and reputation. Please see “Business—Environmental Matters” for additional information of environmental matters impacting us, including those relating to regulation of GHG emissions.
We are subject to numerous environmental laws, rules and regulations that require capital expenditures, increase our cost of operations, may expose us to environmental liabilities or make continued operation of certain generating units unprofitable.
We are subject to various federal, state, regional and local environmental protection and health and safety laws, rules and regulations governing, among other things, the generation, storage, handling, use, disposal and transportation of regulated materials, including CCR; the use and discharge of water used in generation boilers and for cooling purposes; the emission and discharge of hazardous and other materials into the environment; and the health and safety of our employees. Such laws, rules and regulations can become stricter over time, and we could also become subject to additional environmental laws, rules and regulations and other requirements in the future. Environmental laws, rules and regulations also generally require us to comply with inspections and obtain and comply with a wide variety of environmental licenses, permits, and other governmental authorizations. These laws and regulations often require a lengthy and complex process of obtaining and renewing licenses, permits and other governmental authorizations from federal, state and local agencies. If we are not able to timely comply with inspections and obtain, maintain or comply with all environmental laws, rules and regulations, and all licenses, permits, and other government authorizations required to operate our business, then our operations could be prevented, delayed or subject to additional costs. A violation of environmental laws, rules, regulations, permits or other requirements can result in substantial fines, penalties, other sanctions, permit revocation, facility shutdowns, the imposition of stricter environmental standards and controls or other injunctive measures affecting operating assets. Compliance with these laws, regulations and other requirements requires us to expend significant funds and resources and could at some point become prohibitively expensive or result in our shutting down (temporarily or permanently) or altering the operation of our facilities. Under certain environmental laws, we could also be held responsible for costs relating to contamination at our past or present facilities and at third-party waste disposal sites. We could also be held strictly, jointly and severally liable for human exposure to hazardous substances or for other environmental damage. From time to time we are subject to enforcement and litigation actions for claims of noncompliance with environmental laws, rules and regulations or other environmental requirements. We cannot assure that we will be successful in defending against any claim of noncompliance. Any actual or alleged violation of environmental laws, rules, regulations and other requirements also may require us to expend significant resources to defend against any such alleged violations and expose us to unexpected costs. Our costs and liabilities relating to environmental matters could have a material adverse effect on our results of operations, financial condition and cash flows.
In addition, we are subject to potentially significant remediation expenses, enforcement initiatives, private party lawsuits and reputational risk associated with CCR, which consists of bottom ash, fly ash, and air pollution control wastes generated at our current and former coal-fired generation plant sites. We expect to incur substantial costs to comply with CCR rules and requirements and any changes to existing CCR rules or requirements or other new rules or requirements addressing CCR may require us to incur additional costs. Also, we may become subject to CCR-related lawsuits or involved in other CCR-related litigation that may require us to incur other costs or expose us to unexpected liabilities, which could be significant. In addition, CCR and its production at our facilities have been the subject of interest from environmental non-governmental organizations and the media. Any of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.
Please see “Business—Environmental Matters” for additional information of environmental matters impacting us.
If we were found not to be in compliance with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties, which likely would not be recoverable from customers through regulated rates.
As an owner and operator of a bulk power transmission system, IPL is subject to mandatory reliability standards promulgated by the NERC and enforced by the FERC. The standards are based on the functions that need to be performed to ensure the bulk power system operates reliably and is guided by reliability and market interface principles. Compliance with reliability standards may subject us to higher operating costs or increased capital expenditures. Although we expect to recover costs and expenditures from customers through regulated rates, there can be no assurance that the IURC will approve full recovery in a timely manner. If we were found not to be in compliance with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties, which likely would not be recoverable from customers through regulated rates and could have a material adverse effect on our results of operations, financial condition and cash flows.
We are subject to extensive laws and local, state and federal regulation, as well as litigation and other proceedings that could affect our operations and costs.
We are subject to extensive regulation at the federal, state and local levels. For example, at the federal level, IPL, as an electric utility, is regulated by the FERC and the NERC and, at the state level, we are regulated by the IURC. The regulatory power of the IURC over IPL is both comprehensive and typical of the traditional form of regulation generally imposed by state public utility commissions. We face the risk of unexpected or adverse regulatory action. Regulatory discretion is reasonably broad in Indiana. IPL is subject to regulation by the IURC as to our services and facilities, the valuation of property, the construction, purchase, or lease of electric generating facilities, the classification of accounts, rates of depreciation, the increase or decrease in retail rates and charges, the issuance of securities and long-term debt, the acquisition and sale of some public utility properties or securities and certain other matters.
IPL’s tariff rates for electric service to retail customers consist of basic rates and charges which are set and approved by the IURC after public hearings. In addition, IPL’s rates typically include various adjustment mechanisms and we must seek approval from the IURC through such public proceedings of our rate adjustment mechanism factors to reflect changes in certain costs. There can be no assurance that we will be granted approval of rate adjustment mechanism factors that we request from the IURC. The failure to obtain IURC approval of requested relief, or any other adverse rate determination by the IURC could have a material adverse effect on our results of operations, financial condition and cash flows.
As a result of the EPAct and subsequent legislation affecting the electric utility industry, we have been required to comply with rules and regulations in areas including mandatory reliability standards, cyber security, transmission expansion and energy efficiency. We are currently unable to predict the long-term impact, if any, to our results of operations, financial condition and cash flows as a result of these rules and regulations. Complying with the regulatory environment to which we are subject requires us to expend a significant amount of funds and resources. The failure to comply with this regulatory environment could subject us to substantial financial costs and penalties and changes, either forced or voluntary, in the way we operate our business.
Independent of the IURC’s ability to review basic rates and charges, Indiana law requires electric utilities under the jurisdiction of the IURC to meet operating expense and income test requirements as a condition for approval of requested changes in the FAC. Additionally, the fuel charge applied for can be reduced if a utility’s rolling twelve-month operating income, determined at quarterly measurement dates, exceeds a utility’s authorized annual jurisdictional net operating income and there are not sufficient applicable cumulative net operating income deficiencies against which the excess rolling twelve-month jurisdictional net operating income can be offset.
Future events, including the advent of retail competition within IPL’s service territory, could result in the deregulation of part of IPL’s existing regulated business. In addition to effects on our business that could result from any deregulation, such as a loss of customers and increased costs to retain or attract customers upon deregulation, adjustments to IPL’s accounting records may be required to eliminate the historical impact of regulatory accounting. Such adjustments, as required by FASB ASC 980 “Regulated Operations,” could eliminate the effects of any actions of regulators that have been recognized as assets and liabilities. Required adjustments could include the expensing of any unamortized net regulatory assets, the elimination of certain tax liabilities, and a write down of any impaired utility plant balances. We expect IPL to meet the criteria for the application of ASC 980 for the foreseeable future.
We are subject to litigation, regulatory proceedings, administrative proceedings, audits, settlements, investigations and claims from time to time that require us to expend significant funds to address. There can be no assurance that the outcome of these matters will not have a material adverse effect on our business, results of operations, financial condition and cash flows. Asbestos and other regulated substances are, and may continue to be, present at our facilities, and we have been named as a defendant in asbestos litigation. The continued presence of asbestos and other regulated substances at these facilities could result in additional litigation being brought against us, which could have a material adverse effect on our results of operations, financial condition and cash flows. Please see Note 2, “Regulatory Matters” and Note 10, “Commitments and Contingencies” to the consolidated financial statements and related notes included elsewhere in this prospectus for a summary of significant regulatory matters and legal proceedings involving us.
Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.
We are subject to the tax laws and regulations of the U.S. federal, state and local governments. From time to time, legislative measures may be enacted that could adversely affect our overall tax positions regarding income or other taxes. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these legislative measures.
For example, the U.S. federal government enacted tax reform in 2017 that, among other things, reduces U.S. federal corporate income tax rates, imposes limits on tax deductions for interest expense and changes the rules related to capital expenditure cost recovery. There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions of the tax reform measure. Given the unpredictability of these possible changes and their potential interdependency, it remains difficult to assess the overall effect such tax changes will have on our earnings and cash flow, and the extent to which such changes could adversely impact our results of operations. As the impacts of the law are determined, and as yet-to-be released regulations and other guidance interpreting the new law are issued and finalized, our financial results could be materially impacted.
In addition, U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will be sustained if challenged by relevant tax authorities and if not sustained, there could be a material impact on our results of operations.
RISKS RELATED TO OUR INDEBTEDNESS AND FINANCIAL CONDITION
We rely on access to the financial markets. General economic conditions and disruptions in the financial markets could adversely affect our ability to raise capital on favorable terms or at all, and cause increases in our interest expense.
From time to time we rely on access to the capital and credit markets as a source of liquidity for capital requirements not satisfied by operating cash flows. These capital and credit markets experience volatility and disruption from time to time and the ability of corporations to raise capital can be negatively impacted. Disruptions in the capital and credit markets make it harder and more expensive to raise capital. Our ability to raise capital on favorable terms or at all can be adversely affected by unfavorable market conditions or declines in our creditworthiness, and we may be unable to access adequate funding to refinance our debt as it becomes due or finance capital expenditures. The extent of any impact will depend on several factors, including our operating cash flows, financial condition and prospects, the overall supply and demand in the credit markets, our credit ratings, credit capacity, the cost of financing, the financial condition, performance and prospects of other companies in our industry or with similar financial circumstances and other general economic and business conditions. It may also depend on the performance of credit counterparties and financial institutions with which we do business. Access to funds under our existing financing arrangements is also dependent on the ability of our counterparties to meet their financing commitments and our satisfying conditions to borrowing. Our inability to obtain financing on reasonable terms, or at all, with creditworthy counterparties could adversely affect our results of operations, financial condition and cash flows. If our available funding is limited or we are forced to fund our operations at a higher cost, these conditions may require us to curtail our business activities and increase our cost of funding, both of which would adversely impact our profitability.
See Note 7, “Debt” to the accompanying consolidated financial statements and related notes included elsewhere in this prospectus for information regarding indebtedness. See also “Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” for information related to market risks.

The level of our indebtedness, and the security provided for this indebtedness, could adversely affect our financial flexibility.
As of December 31, 2020, we had on a consolidated basis $2,726.2 million of indebtedness and total common shareholders’ equity of $521.0 million. IPL had $1,803.8 million of first mortgage bonds outstanding as of December 31, 2020, which are secured by the pledge of substantially all of the assets of IPL under the terms of IPL’s mortgage and deed of trust. The indenture governing the notes does not restrict IPL’s or any of our subsidiaries’ ability to incur unsecured indebtedness. As of December 31, 2020, IPL had $75 million of outstanding borrowings under its unsecured Credit Agreement. This level of indebtedness and related security could have important consequences, including the following:
•increasing our vulnerability to general adverse economic and industry conditions;
•requiring us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund other corporate purposes;
•limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•limiting, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds, as needed.
We expect to incur additional debt in the future and we expect IPL to incur additional debt in the future, subject in each case to the terms of our respective debt agreements and regulatory approvals. To the extent we become more leveraged, the risks described above would increase. Further, actual cash requirements in the future may be greater than expected. Accordingly, our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due and, in that event, we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms or at all to refinance our debt as it becomes due. For a further discussion of outstanding debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 7, “Debt” to the consolidated financial statements and related notes included elsewhere in this prospectus.
We have variable rate debt that bears interest based on a prevailing rate that is reset based on a market index that can be affected by market demand, supply, market interest rates and other market conditions. We also maintain both cash on deposit and investments in cash equivalents from time to time that could be impacted by interest rate fluctuations. As such, any event which impacts market interest rates could have a material effect on our results of operations, financial condition and cash flows. In addition, ratings agencies issue credit ratings on us and our debt that affect our borrowing costs under our financial arrangements and affect our potential pool of investors and funding sources. Our credit ratings also govern the collateral provisions of certain of our contracts. If the rating agencies were to downgrade our credit ratings, our borrowing costs would likely further increase, our potential pool of investors and funding resources could be reduced, and we could be required to post additional cash collateral under selected contracts. These events would likely reduce our liquidity and profitability and could have a material adverse effect on our results of operations, financial condition and cash flows.
IPALCO is a holding company and parent of IPL and other subsidiaries. IPALCO’s cash flow is dependent on operating cash flows of IPL and its ability to pay cash to IPALCO.
IPALCO is a holding company with no material assets other than the common stock of its subsidiaries, and accordingly all cash is generated by the operating activities of our subsidiaries, principally IPL. As such, IPALCO’s cash flow is largely dependent on the operating cash flows of IPL and its ability to pay cash to IPALCO. IPL’s mortgage and deed of trust, its amended articles of incorporation and its Credit Agreement contain restrictions on IPL’s ability to issue certain securities or pay cash dividends to IPALCO. For example, there are restrictions that require maintenance of a leverage ratio which could limit the ability of IPL to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” for a discussion of these restrictions. See Note 7, “Debt” to the accompanying consolidated financial statements and related notes included elsewhere in this prospectus for information regarding indebtedness. In addition, IPL is regulated by the IURC, which possesses broad oversight powers to ensure that the needs of utility customers are being met. The IURC could impose additional restrictions on the ability of IPL to distribute, loan or advance cash to IPALCO pursuant to these broad powers. While we do not expect any of the foregoing restrictions to significantly affect IPL’s ability to pay funds to IPALCO in the future, a significant limitation on IPL’s ability to pay dividends or loan or advance funds to IPALCO would have a material adverse effect on IPALCO’s results of operations, financial condition and cash flows.
Our ownership by AES subjects us to potential risks that are beyond our control.
All of IPL’s common stock is owned by IPALCO, all of whose common stock is owned by AES U.S. Investments (82.35%) and CDPQ (17.65%). Due to our relationship with AES, any adverse developments and announcements concerning AES may impair our ability to access the capital markets and to otherwise conduct business. In particular, downgrades in AES’s credit ratings could result in IPL’s or IPALCO’s credit ratings being downgraded.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes certain “forward-looking statements” that involve many risks and uncertainties. Forward-looking statements express an expectation or belief and contain a projection, plan or assumption with regard to, among other things, our future revenues, income, expenses or capital structure. Such statements of future events or performance are not guarantees of future performance and involve estimates, assumptions and uncertainties. The words “could,” “may,” “predict,” “anticipate,” “would,” “believe,” “estimate,” “expect,” “forecast,” “project,” “objective,” “intend,” “continue,” “should,” “plan,” and similar expressions, or the negatives thereof, are intended to identify forward-looking statements unless the context requires otherwise. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. We are under no obligation to, and expressly disclaim any obligation to, update or alter the forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements:
Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following:
▪impacts of weather on retail sales;
▪growth in our service territory and changes in retail demand and demographic patterns;
▪weather-related damage to our electrical system;
▪commodity and other input costs;
▪performance of our suppliers;
▪transmission and distribution system reliability and capacity, including natural gas pipeline system and supply constraints;
▪regulatory actions and outcomes, including, but not limited to, the review and approval of our rates and charges by the IURC;
▪federal and state legislation and regulations;
▪changes in our credit ratings or the credit ratings of AES;
▪fluctuations in the value of pension plan assets, fluctuations in pension plan expenses and our ability to fund defined benefit pension plans;
▪changes in financial or regulatory accounting policies;
▪environmental matters, including costs of compliance with, and liabilities related to, current and future environmental laws and requirements;
▪interest rates and the use of interest rate hedges, inflation rates and other costs of capital;
▪the availability of capital;
▪the ability of subsidiaries to pay dividends or distributions to IPALCO;

▪level of creditworthiness of counterparties to contracts and transactions;
▪labor strikes or other workforce factors, including the ability to attract and retain key personnel;
▪facility or equipment maintenance, repairs and capital expenditures;
▪significant delays or unanticipated cost increases associated with construction projects;
▪the availability and cost of funds to finance working capital and capital needs, particularly during periods when the time lag between incurring costs and recovery is long and the costs are material;
▪local economic conditions;
▪cyber-attacks and information security breaches;
▪catastrophic events such as fires, explosions, terrorist acts, acts of war, pandemic events, including the outbreak of the novel coronavirus COVID-19, or natural disasters such as floods, earthquakes, tornadoes, severe winds, ice or snow storms, droughts, or other similar occurrences;
▪costs and effects of legal and administrative proceedings, audits, settlements, investigations and claims and the ultimate disposition of litigation;
▪industry restructuring, deregulation and competition;
▪issues related to our participation in MISO, including the cost associated with membership, our continued ability to recover costs incurred, and the risk of default of other MISO participants;
▪changes in tax laws and the effects of our tax strategies;
▪the use of derivative contracts;
▪product development, technology changes, and changes in prices of products and technologies; and
▪the risks and other factors discussed in this prospectus and other IPALCO filings with the SEC.
All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and many are beyond our control. See “Risk Factors” and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed discussion of the foregoing and certain other factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook.

USE OF PROCEEDS
We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

CAPITALIZATION

The following table sets forth a summary of IPALCO’s consolidated capitalization as of December 31, 2020. This table should be read in conjunction with the discussions under Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes, included herein.

December 31, 2020
(Unaudited)	(in thousands)
Common shareholders’ equity:
Paid in capital	$588,966,000
Accumulated other comprehensive loss	(43,420,000)
Accumulated deficit	(24,558,000)
Total common shareholders’ equity	520,988,000
Cumulative preferred stock of subsidiary	59,784,000
Long-term debt (less current maturities) (1)	2,556,278,000
Total capitalization	$3,137,050,000

(1) As of December 31, 2020, the current portion of long-term debt was $94,907.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our selected financial data, which should be read in conjunction with IPALCO’s accompanying consolidated financial statements and related notes included elsewhere in this prospectus and Management’s Discussion and Analysis of Financial Condition and Results of Operations, included herein.
The selected historical statement of operations data for each of the years ended December 31, 2020, 2019 and 2018 is derived from our audited consolidated financial statements included herein. The selected balance sheet data as of December 31, 2020 and 2019 is derived from our audited consolidated financial statements included herein. Financial information for periods prior to those above was derived from our previously filed reports with the SEC. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.
Other information that management believes is important in understanding trends in our business is also included in this table.

	Years Ended December 31,
	2020	2019	2018	2017	2016
Revenues (In Thousands):
Residential	$575,329	$597,809	$592,625	$541,055	$532,564
Small commercial and industrial	194,904	215,878	217,896	205,473	208,928
Large commercial and industrial	500,208	564,216	565,720	561,194	557,491
Public lighting	9,257	7,335	9,797	9,906	10,023
Other(1)	14,402	14,136	10,427	9,967	8,610
Retail electric revenues	1,294,100	1,399,374	1,396,465	1,327,595	1,317,616
Wholesale	46,482	68,474	38,789	8,574	15,804
Miscellaneous	12,403	13,795	15,251	13,419	14,010
Total revenues	$1,352,985	$1,481,643	$1,450,505	$1,349,588	$1,347,430
kWh Sales (In Millions):
Residential	5,115	5,200	5,335	4,915	5,152
Small commercial and industrial	1,709	1,840	1,907	1,800	1,850
Large commercial and industrial	5,839	6,283	6,558	6,448	6,620
Public lighting	30	42	51	53	57
Sales – retail customers	12,693	13,365	13,851	13,216	13,679
Wholesale	1,866	2,718	1,241	268	507
Total kWh sold	14,559	16,083	15,092	13,484	14,186
Retail Customers at End of Year:
Residential	451,735	448,210	443,184	439,741	435,622
Small commercial and industrial	54,253	53,751	49,239	48,684	48,204
Large commercial and industrial	4,567	4,635	4,680	4,705	4,763
Public lighting	986	980	976	959	955
Total retail customers	511,541	507,576	498,079	494,089	489,544

(1) Other retail revenue includes miscellaneous charges to customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with our Financial Statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements. Our actual results may differ materially from the results suggested by these forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.
IPALCO is a holding company incorporated under the laws of the state of Indiana whose principal subsidiary is IPL. IPL, which also does business as AES Indiana, is a regulated electric utility operating in the state of Indiana. Substantially all of our business consists of the generation, transmission, distribution and sale of electric energy conducted through IPL. Our business segments are “utility” and “all other.” All of our operations are conducted within the U.S. and principally within the state of Indiana. Please see Note 12, “Business Segment Information” to the consolidated financial statements and related notes included elsewhere in this prospectus.
IPALCO owns all of the outstanding common stock of IPL. IPL was incorporated under the laws of the state of Indiana in 1926. IPL is engaged primarily in generating, transmitting, distributing and selling electric energy to approximately 512,000 retail customers in the city of Indianapolis and neighboring areas within the state of Indiana; the most distant point being about 40 miles from Indianapolis. IPL has an exclusive right to provide electric service to those customers. IPL’s service area covers about 528 square miles with an estimated population of approximately 965,000. IPL’s generation, transmission and distribution facilities, and changes to our sources of electric generation, are further described below under “Properties.” There have been no significant changes in the services rendered by IPL during 2020.
IPL is a transmission company member of RF. RF is one of eight Regional Reliability Councils under the NERC, which has been designated as the Electric Reliability Organization under the EPAct. RF seeks to preserve and enhance electric service reliability and security for the interconnected electric systems within the RF geographic area by setting and enforcing electric reliability standards. RF members cooperate under agreements to augment the reliability of its members’ electricity supply systems in the RF region through coordination of the planning and operation of the members’ generation and transmission facilities. Smaller electric utility systems, independent power producers and power marketers can participate as full members of RF.
Additional information relating to our risks is contained in “Risk Factors” elsewhere in this prospectus.
The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this prospectus.

RESULTS OF OPERATIONS

The following review of consolidated results of operations and "Capital Resources and Liquidity" sections, among other things, compare the results for the year ended December 31, 2020 to the results for the year ended December 31, 2019 and should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this prospectus.

Statements of Operations Highlights

	Years Ended December 31,
(In Thousands)	2020	2019	2018
REVENUES	$1,352,985	$1,481,643	$1,450,505

OPERATING COSTS AND EXPENSES:
Fuel	247,105	340,466	331,701
Power purchased	135,767	133,674	164,542
Operation and maintenance	416,169	428,201	431,620
Depreciation and amortization	246,896	240,314	232,332
Taxes other than income taxes	44,516	42,236	53,952
Total operating expenses	1,090,453	1,184,891	1,214,147

OPERATING INCOME	262,532	296,752	236,358

OTHER INCOME / (EXPENSE), NET:
Allowance for equity funds used during construction	4,574	3,486	8,477
Interest expense	(129,493)	(121,771)	(95,509)
Loss on early extinguishment of debt	(2,424)	—	—
Other income / (expense), net	3,370	(10,546)	(1,852)
Total other income / (expense), net	(123,973)	(128,831)	(88,884)

EARNINGS FROM OPERATIONS BEFORE INCOME TAX	138,559	167,921	147,474

Less: income tax expense	28,592	35,528	13,449
NET INCOME	109,967	132,393	134,025

Less: dividends on preferred stock	3,213	3,213	3,213
NET INCOME APPLICABLE TO COMMON STOCK	$106,754	$129,180	$130,812

2020 versus 2019

Revenues

Revenues decreased in 2020 from the prior year by $128.7 million, which resulted from the following changes (dollars in thousands):

	2020	2019	Change	Percentage Change
Revenues:
Retail Revenues	$1,294,100	$1,399,374	$(105,274)	(7.5)%
Wholesale Revenues	46,482	68,474	(21,992)	(32.1)%
Miscellaneous Revenues	12,403	13,795	(1,392)	(10.1)%
Total Revenues	$1,352,985	$1,481,643	$(128,658)	(8.7)%
Heating Degree Days(1):
Actual	4,905	5,298	(393)	(7.4)%
30-year Average	5,350	5,365
Cooling Degree Days(1):
Actual	1,192	1,318	(126)	(9.6)%
30-year Average	1,078	1,074

(1) Heating and cooling degree-days are a measure of the relative heating or cooling required for a home or business. The heating degrees in a day are calculated as the degrees that the average actual daily temperature is below 65 degrees Fahrenheit. For example, if the average temperature on March 20th was 40 degrees Fahrenheit, the heating degree days for that day would be the 25-degree difference between 65 degrees and 40 degrees. Similarly, cooling degree days in a day are calculated as the degrees that the average actual daily temperature is above 65 degrees Fahrenheit.

Retail Revenues

The decrease in retail revenues of $105.3 million was primarily due to the following (in millions):

Volume:
Net decrease in the volume of kWh sold, primarily due to milder weather in our service territory versus the comparable period and lower demand resulting from impacts of COVID-19	$(65.8)
Price:
Net decrease in the weighted average price of retail kWh sold, primarily due to lower fuel revenues, including a $10.0 million reduction due to excess earnings under FAC provisions (see Note 2, "Regulatory Matters - FAC and Authorized Annual Jurisdictional Net Operating Income" to the Financial Statements for more information), partially offset by favorable block rate(1) and other retail rate variances	(40.7)

Other:	1.2

Net decrease in retail revenues	$(105.3)
(1)Block rate variances are primarily attributable to our declining block rate structure, which generally provides for residential and commercial customers to be charged a higher per kWh rate at lower consumption levels. Therefore, as volumes decrease, the weighted average price per kWh increases and vice versa.

Wholesale Revenues

The decrease in wholesale revenues of $22.0 million was primarily due to a $21.5 million volume decrease and a $0.5 million decrease in the weighted average price per kWh sold. We sold 1,866.0 million kWh in the wholesale market during 2020 compared to 2,718.4 million kWh during 2019 primarily due to lower demand and lower unit availability (mostly attributed to the timing of outages). Our ability to be dispatched in the MISO market is primarily driven by the locational marginal price of electricity and variable generation costs. The amount of electricity available for wholesale sales is impacted by our retail load requirements, generation capacity and unit availability.

Operating Costs and Expenses

The following table illustrates changes in operating costs and expenses from 2019 to 2020 (in thousands):

	Years Ended
	December 31,
	2020	2019	$ Change	% Change
Operating costs and expenses:
Fuel	$247,105	$340,466	$(93,361)	(27.4)%
Power purchased	135,767	133,674	2,093	1.6%
Operation and maintenance	416,169	428,201	(12,032)	(2.8)%
Depreciation and amortization	246,896	240,314	6,582	2.7%
Taxes other than income taxes	44,516	42,236	2,280	5.4%
Total operating costs and expenses	$1,090,453	$1,184,891	$(94,438)	(8.0)%

Fuel

The decrease in fuel costs of $93.4 million was primarily due to the following:

•a $38.0 million decrease due to the lower price of natural gas consumed versus the comparable period;
•a $34.4 million decrease in the quantity of fuel consumed versus the comparable period;
•an $11.6 million decrease from deferred fuel costs; and
•an $8.9 million decrease due to the lower price of coal consumed versus the comparable period.

We are generally permitted to recover underestimated fuel and purchased power costs to serve our retail customers in future rates through quarterly FAC proceedings. These variances are deferred when incurred and amortized into expense in the same period that our rates are adjusted to reflect these variances. For further discussion, please see Note 2, "Regulatory Matters - FAC and Authorized Annual Jurisdictional Net Operating Income” to the financial statements included elsewhere in this prospectus. Additionally, fuel and purchased power costs incurred for wholesale energy sales are considered in the Off System Sales Margin rider.

Power Purchased

The increase in purchased power costs of $2.1 million was primarily due to the following:

•a $48.6 million increase due to a 45% increase in the volume of power purchased during the period; partially offset by
•a $46.7 million decrease in the market price of purchased power.

The volume of power purchased each period is primarily influenced by retail demand, generating unit capacity and outages, and the relative cost of producing power versus purchasing power in the market. The primary driver for the $48.6 million volume increase was due to IPL's generation units running less frequently during 2020 due to lower market prices of purchased power, as well as the timing and duration of outages during these respective periods. The market price of purchased power is influenced primarily by changes in the market price of delivered fuel (primarily natural gas), the supply of and demand for electricity, and the time of day during which power is purchased.

Operation and Maintenance

The decrease in Operation and maintenance expense of $12.0 million was primarily due to the following:

•decreased maintenance expenses of $13.7 million primarily due to decreased outage costs; and
•a $6.2 million write-off of materials and supplies inventory recorded in December 2019 (for further discussion, see Note 2, “Regulatory Matters - IRP Filing” to the financial statements included elsewhere in this prospectus).

These decreases were partially offset by:

•increase in MISO non-purchased power costs (primarily transmission related expenses) of $4.3 million; and
•higher DSM program costs of $3.2 million (these program costs are recoverable through customer rates and are offset by an increase in DSM revenues).

Depreciation and Amortization

The increase in Depreciation and amortization expense of $6.6 million was mostly attributed to the impact of additional assets placed in service.

Taxes Other Than Income Taxes

The increase in Taxes other than income taxes of $2.3 million was mostly attributed to higher property taxes of $1.9 million primarily as a result of higher assessed values.

Other Income / (Expense), Net

The following table illustrates changes in Other income / (expense), net from 2019 to 2020 (in thousands):

	Years Ended
	December 31,
	2020	2019	$ Change	% Change
Other income/(expense), net
Allowance for equity funds used during construction	$4,574	$3,486	$1,088	31.2%
Interest expense	(129,493)	(121,771)	(7,722)	6.3%
Loss on early extinguishment of debt	(2,424)	—	(2,424)	#DIV/0!
Other income / (expense), net	3,370	(10,546)	13,916	(132.0)%
Total other income/(expense), net	$(123,973)	$(128,831)	$4,858	(3.8)%

Interest Expense

The increase in Interest expense of $7.7 million was primarily due to (i) amortization of unrealized losses on interest rate hedges of $5.4 million beginning in April 2020 and (ii) higher interest expense on long-term debt of $3.0 million mostly due to higher rates.

Loss on Early Extinguishment of Debt

The increase in Loss on Early Extinguishment of Debt of $2.4 million was primarily due to a make-whole premium and write-off of deferred financing costs due to the redemption of $405 million of 2020 IPALCO Notes and $65 million IPALCO Term Loan in the second quarter of 2020.

Other Income/(Expense), Net

The increase in Other income/(expense), net of $13.9 million was primarily due to a decrease in defined benefit plan costs of $16.1 million due to a higher expected return on plan assets compared to the prior year.

Income Tax Expense

The following table illustrates changes in income tax expense from 2019 to 2020 (in thousands):

	Years Ended
	December 31,
	2020	2019	$ Change	% Change
Income tax expense	$28,592	$35,528	$(6,936)	(19.5)%

The decrease in income tax expense of $6.9 million was primarily due to lower pretax income versus the comparable period.

KEY TRENDS AND UNCERTAINTIES

During 2021 and beyond, we expect that our financial results will be driven primarily by retail demand, weather, and maintenance costs. In addition, our financial results will likely be driven by many other factors including, but not limited to:
▪regulatory outcomes and impacts;
▪the passage of new legislation, implementation of regulations or other changes in regulation; and
▪timely recovery of capital expenditures.

If favorable outcomes related to these factors do not occur, or if the challenges described below and elsewhere in this prospectus impact us more significantly than we currently anticipate, then these factors, or other factors unknown to us, may impact our operating margin, net income and cash flows. We continue to monitor our operations and address challenges as they arise. For a discussion of the risks related to our business, see “Risk Factors” elsewhere in this prospectus.
COVID-19 Pandemic
The COVID-19 pandemic has impacted global economic activity, including electricity and energy consumption, and caused significant volatility and negative pressure in financial markets. In response to the COVID-19 pandemic, the Governor of Indiana also issued an Executive Order prohibiting electric utilities, including us, from discontinuing electric utility service to customers through August 14, 2020, which prohibition has lapsed.
In addition to the impacts to demand within our service territory, we also have incurred and expect to continue to incur expenses relating to COVID-19, and such expenses may include those that relate to events outside of our control. We experienced impacts from the pandemic in 2020 and into 2021 and expect to continue to experience impacts for the remainder of 2021, and any such impacts during that time or in other future periods could have material and adverse effects on our results of operations, financial condition and cash flows. The following discussion highlights our assessment of the impacts of the COVID-19 pandemic on our current financial and operating status, and our financial and operational outlook based on information known as of this filing. Also see "Risk Factors" included elsewhere in this prospectus.

Business Continuity - During the COVID-19 pandemic, we are taking a variety of measures to ensure our ability to generate, transmit, distribute and sell electric energy, to ensure the health and safety of our employees, contractors, customers and communities and to provide essential services to the communities in which we operate. We continue to respond to this global crisis through comprehensive measures to protect our employees and others while fulfilling our vital role in providing our customers with electric energy. While stay-at-home restrictions have been lifted in our service territory, most of our management and administrative personnel are able to work remotely, and we have not experienced significant issues affecting our operations or ability to maintain effective internal controls and produce reliable financial information.

Demand - The economic impact of the COVID-19 pandemic started to materialize in Indiana in the second half of March 2020 and continued for the remainder of 2020 and into 2021. See Note 15, "Risks and Uncertainties - COVID-19 Pandemic" for further discussion of how the COVID-19 pandemic has impacted our sales demand and Note 13, "Revenue" to the Financial Statements for a disaggregation of retail revenues by customer class. The declines for small and large commercial and industrial customers were most severe in April and May, and partially recovered the remainder of the year as stay-at-home orders were lifted. While we cannot predict the length and magnitude of the COVID-19 pandemic or how it could ultimately impact global or local economic conditions, continuous and/or further declines in future demand would adversely impact our financial results for 2021 and beyond.

Liquidity - We anticipate continuing to have sufficient liquidity to make all required payments, including payments for salaries and wages owed to our employees, during the COVID-19 pandemic. We also continue to not foresee a significant impact to our access to capital or our liquidity position as a result of the COVID-19 pandemic. During the second quarter of 2020, IPALCO accessed the capital markets to issue $475 million in principal amount of 4.25%, ten-year notes, which has been used to repay IPALCO debt due to mature in 2020. In addition, during the fourth quarter of 2020 IPL issued $90 million aggregate principal amount of first mortgage bonds and used the proceeds to refund $90 million of Indiana Finance Authority Environmental Facilities Refunding Revenue Bonds Series 2015A&B. For further discussion of our financial condition, liquidity, and capital requirements, see "Capital Resources and Liquidity" in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Credit Exposures - We continue to monitor and manage our credit exposures in a prudent manner. During the year ended December 31, 2020 and into 2021, we experienced credit-related impacts from utility customers due to the prohibition of electric utilities, including us, from discontinuing electric utility service to customers and due to the economic impacts of the COVID-19 pandemic. This has resulted in an increase in past due customer receivable balances, and our allowance for credit losses has increased $2.2 million during the year ended December 31, 2020. See Note 1, "Overview and Summary of Significant Accounting Policies - Accounts Receivable" for further discussion of our allowance for credit losses. If these credit-related impacts from the COVID-19 pandemic continue into 2021 or beyond, further deterioration in our credit exposures and customer collections may result. See Note 2, "Regulatory Matters" for a discussion of regulatory measures which mitigate this impact.

Supply Chain - Our supply chain management has remained robust during this challenging time and we continue to closely manage and monitor developments.

Capital Projects - During the COVID-19 pandemic, our construction projects are proceeding without material delays. For further discussion of our capital requirements, see "Capital Resources and Liquidity" in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

CARES Act - The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by the U.S. Congress and signed into law on March 27, 2020. While we currently expect a limited impact from this legislation on our business, we have deferred the payment of federal payroll taxes in accordance with the provisions of this act. At December 31, 2020, the total deferral was approximately $2.5 million.

See "Risk Factors" and Note 15, "Risks and Uncertainties" to the financial statements included elsewhere in this prospectus.

Operational
As part of IPL's December 2019 Integrated Resource Plan filing, IPL has plans to retire 630 MW of coal-fired generation at Petersburg Units 1 and 2. IPL issued an all-source request for proposal to competitively procure replacement capacity by June 1, 2023, which is the first year IPL is expected to have a capacity shortfall. Proposals were received through February 28, 2020 and are currently being evaluated. On February 5, 2021, IPL announced an agreement to acquire a 195 MW solar project, subject to approval from the IURC. For further discussion, see Note 2, "Regulatory Matters - IRP Filing" to the financial statements included elsewhere in this prospectus.
Regulatory Environment
For a discussion of the regulatory environment related to our business, see “Business–Regulation” and Note 2, “Regulatory Matters” to the financial statements included elsewhere in this prospectus.

Macroeconomic and Political

Reference Rate Reform

In July 2017, the UK Financial Conduct Authority announced that it intends to phase out LIBOR by the end of 2021. In the U.S., the Alternative Reference Rate Committee at the Federal Reserve identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative rate for LIBOR; alternative reference rates in other key markets are under development. On November 30, 2020, the ICE Benchmark Association ("IBA") announced it had begun consultation on its intention to cease publication of two specific LIBOR rates by December 31, 2021, while extending the timeline for the overnight, one-month, three-month, six-month, and 12-month USD LIBOR rates through June 30, 2023. The IBA expects to make separate announcements in this regard following the outcome of the consultation. We maintain financial instruments that use LIBOR as an interest rate benchmark. Although the full impact of the reform remains unknown, we have begun to engage with our counterparties to discuss specific action items to be undertaken in order to prepare for amendments when they become due.

CAPITAL RESOURCES AND LIQUIDITY

As of December 31, 2020, we had unrestricted cash and cash equivalents of $20.5 million and available borrowing capacity of $175 million under our unsecured revolving Credit Agreement. All of IPL’s long-term borrowings must first be approved by the IURC and the aggregate amount of IPL’s short-term indebtedness must be approved by the FERC. We have approval from the FERC to borrow up to $500 million of short-term indebtedness outstanding at any time through July 26, 2022. In December 2018, we received an order from the IURC granting us authority through December 31, 2021 to, among other things, issue up to $350 million in aggregate principal amount of long-term debt, all of which authority remains available under the order as of December 31, 2020, and refinance up to $185 million in existing indebtedness, of which $95 million of authority remains available under the order as of December 31, 2020. This order also grants us authority to have up to $500 million of long-term credit agreements and liquidity facilities outstanding at any one time, of which $250 million remains available under the order as of December 31, 2020. As an alternative to the sale of all or a portion of $65 million in principal of the long-term debt, we have the authority to issue up to $65 million of new preferred stock, all of which authority remains available under the order as of December 31, 2020. We also have restrictions on the amount of new debt that may be issued due to contractual obligations of AES and by financial covenant restrictions under our existing debt obligations. We do not believe such restrictions will be a limiting factor in our ability to issue debt in the ordinary course of prudent business operations.

We believe that existing cash balances, cash generated from operating activities and borrowing capacity on our committed Credit Agreement will be adequate for the foreseeable future to meet anticipated operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures and to pay dividends to AES U.S. Investments and CDPQ. Sources for principal payments on outstanding indebtedness and nonrecurring capital expenditures are expected to be obtained from: (i) existing cash balances; (ii) cash generated from operating activities; (iii) borrowing capacity on our committed Credit Agreement; (iv) additional debt financing; and (v) equity capital contributions. From time to time, we may elect to repurchase our outstanding debt through cash purchases, privately negotiated transactions or otherwise when management believes such repurchases are favorable to make. The amounts involved in any such repurchases may be material.

IPL First Mortgage Bonds

In December 2020, the Indiana Finance Authority issued on behalf of IPL an aggregate principal amount of $90 million of Environmental Facilities Refunding Revenue Bonds, Series 2020A&B due December 2038. For further discussion, please see Note 7, " Debt - IPL First Mortgage Bonds."

IPL has $95 million of 3.875% IPL first mortgage bonds that are due August 1, 2021. For further discussion, please see Note 7, “Debt - IPL First Mortgage Bonds.”

IPALCO’s Senior Secured Notes and Term Loan

In April 2020, IPALCO completed the sale of the $475 million 2030 IPALCO Notes priced at 4.25%, with the net proceeds from this offering used to retire the Term Loan on April 14, 2020. The remaining net proceeds, together with cash on hand, were used to redeem the 2020 IPALCO Notes on May 14, 2020, and to pay certain related fees, expenses and make-whole premiums. For further discussion, please see Note 7, “Debt - IPALCO's Senior Secured Notes and Term Loan.”

Cash Flows

The following table provides a summary of our cash flows:

	Years ended December 31,			$ Change
	2020	2019	2018	2020 vs. 2019
	(in thousands)			(in thousands)
Net cash provided by operating activities	$295,425	$397,815	$381,012	$(102,390)
Net cash used in investing activities	(275,769)	(237,448)	(253,952)	(38,321)
Net cash used in financing activities	(41,586)	(145,414)	(124,142)	103,828
Net change in cash and cash equivalents	(21,930)	14,953	2,918	(36,883)
Cash, cash equivalents and restricted cash at beginning of period	48,552	33,599	30,681	14,953
Cash and cash equivalents at end of period	$26,622	$48,552	$33,599	$(21,930)

2020 versus 2019

Operating Activities

The following table summarizes the key components of our consolidated operating cash flows:

	Years ended December 31,			$ Change
	2020	2019	2018	2020 vs. 2019
	(in thousands)			(in thousands)
Net income	$109,967	$132,393	$134,025	$(22,426)
Depreciation and amortization	246,896	240,314	232,332	6,582
Amortization of debt premium	3,942	4,109	3,975	(167)
Deferred income taxes and investment tax credit adjustments	2,854	15,277	(15,735)	(12,423)
Loss on early extinguishment of debt	2,424	—	—	2,424
Allowance for equity funds used during construction	(4,574)	(3,486)	(8,477)	(1,088)
Net income, adjusted for non-cash items	361,509	388,607	346,120	(27,098)
Net change in operating assets and liabilities	(66,084)	9,208	34,892	(75,292)
Net cash provided by operating activities	$295,425	$397,815	$381,012	$(102,390)

The net change in operating assets and liabilities for the year ended December 31, 2020 compared to the year ended December 31, 2019 was driven by the following (in thousands):

Decrease from inventories is primarily due to higher inventory balances as IPL's generation units ran less frequently during 2020	$(28,814)
Decrease from accounts payable due to timing of payments	(23,369)
Decrease from short-term and long-term regulatory assets and liabilities is primarily due to a decrease in the ECCRA regulatory liability as we return certain benefits to customers	(14,311)
Decrease from accrued and other current liabilities primarily due to a decrease in customer deposits as IPL credited back and did not collect customer deposits during a portion of 2020 per the IURC COVID-19 order	(12,627)
Decrease from pension and other postretirement benefit obligations is primarily due to an increase in funded status due to lower net periodic benefit costs	(12,405)
Decrease from higher accounts receivable balances primarily due to timing of collections	(10,572)
Increase from accrued taxes payable/receivable primarily due to higher current portion income tax expense in the current year and lower tax sharing and property tax payments	22,393
Other	4,413
Net change in operating assets and liabilities	$(75,292)

Investing Activities

Net cash used in investing activities increased $38.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, which was primarily driven by (in thousands):

Higher cash outflows for capital expenditures due to higher growth related capital expenditures primarily from TDSIC Plan investments, partially offset by lower maintenance related capital expenditures	$(22,081)
Higher cash outflows on cost of removal and regulatory recoverable ARO payments due to timing of such payments	(15,948)
Other	(292)
Net change in investing activities	$(38,321)

Financing Activities

Net cash used in financing activities decreased $103.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, which was primarily driven by (in thousands):

Increase from long-term borrowings, net of discount due primarily to the April 2020 issuance of the $475 million 4.25% 2030 senior secured notes, and the December 2020 issuance of the $90M series 2020A and 2020B bonds	$564,568
Increase from net borrowings under revolving credit facilities due to higher net draws on IPL's line of credit in 2020	75,000
Lower distributions to shareholders	27,687
Decrease from retirement of long-term debt, including early retirement premium primarily due to the April 2020 retirement of a $65.0 million Term Loan, the May 2020 retirement of the $405.0 million 3.45% senior secured notes, and the December 2020 repayment of the $90.0M series 2015A and 2015B notes	(562,135)
Other	(1,292)
Net change in financing activities	$103,828

Capital Requirements

Capital Expenditures

Our capital expenditure program, including development and permitting costs, for the three-year period from 2021 through 2023 is currently estimated to cost approximately $1.5 billion (excluding environmental compliance), and includes estimates as follows (amounts in millions):

				For the three-year period
	2021	2022	2023	from 2021 through 2023
Transmission and distribution related additions, improvements and extensions	$287	$268	$287	$842	(1)
Power plant related projects	55	266	222	543
Other miscellaneous equipment	63	53	35	151
Total estimated costs of capital expenditure program	$405	$587	$544	$1,536

(1) Additions, improvements and extensions to transmission and distribution lines, substations, power factor and voltage regulating equipment, distribution transformers and street lighting facilities

The amounts described in the capital expenditure program above include spending under IPL's TDSIC plan approved by the IURC on March 4, 2020 for eligible transmission, distribution and storage system improvements totaling $1.2 billion from 2020 through 2027 (which includes estimated spending of $176.5 million in 2021, $190.0 million in 2022 and $212.6 million in 2023, respectively). Total TDSIC costs expended through December 31, 2020 were $145.8 million.

Additionally, estimated capital expenditure spending on environmental compliance costs for the three-year period from 2021 through 2023 includes the following (amounts in millions):

	Total Estimated Costs	Total Costs Expended	Remaining Costs
	of Project	Through December 31, 2020	of Project
NAAQS SO2 (1)	$27	$26	$1
Cooling water intake regulations (2)	$9	$2	$7

(1) Includes spending for projects underway related to environmental compliance for NAAQS SO2.
(2) Includes spending for studies related to cooling water intake requirements in section 316(b) of the CWA.

Please see “Business—Environmental Matters" for additional details on each of these projects.

Capital Resources

As IPALCO is a holding company, substantially all of its cash is generated by the operating activities of its subsidiaries, principally IPL. None of its subsidiaries, including IPL, are obligated under or have guaranteed to make payments with respect to the 2024 IPALCO Notes or the 2030 IPALCO Notes; however, all of IPL’s common stock is pledged to secure these debt obligations. Accordingly, IPALCO’s ability to make payments on the 2024 IPALCO Notes and the 2030 IPALCO Notes depends on the ability of IPL to generate cash and distribute it to IPALCO.

Liquidity

We expect our existing sources of liquidity to remain sufficient to meet our anticipated operating needs. Our business is capital intensive, requiring significant resources to fund operating expenses, construction expenditures, scheduled debt maturities and carrying costs, potential margin requirements related to interest rate and commodity hedges, taxes and dividend payments. For 2021 and subsequent years, we expect to satisfy these requirements with a combination of cash from operations, funds from debt financing, and funds from equity capital contributions as our internal liquidity needs and market conditions warrant. We also expect that the borrowing capacity under the Credit Agreement will continue to be available to manage working capital requirements during those periods. The absence of adequate liquidity could adversely affect our ability to operate our business, and our results of operations, financial condition and cash flows.

Indebtedness

Significant Debt Transactions

For further discussion of our significant debt transactions, please see Note 7, “Debt” to the Financial Statements included elsewhere in this prospectus.

Line of Credit

IPL entered into an amendment and restatement of its 5-year $250 million revolving credit facility on June 19, 2019 with a syndication of bank lenders, as discussed in Note 7, “Debt - Line of Credit” to the Financial Statements. This Credit Agreement is an unsecured committed line of credit to be used: (i) to finance capital expenditures; (ii) to refinance certain existing indebtedness, (iii) to support working capital; and (iv) for general corporate purposes.

We had the following amounts available under the revolving Credit Agreement:

$ in millions	Type	Maturity	Commitment	Amounts available at December 31, 2020
IPL	Revolving	June 2024	$250.0	$175.0

Credit Ratings

Our ability to borrow money or to refinance existing indebtedness and the interest rates at which we can borrow money or refinance existing indebtedness are affected by our credit ratings. In addition, the applicable interest rates on IPL’s Credit Agreement (as well as the amount of certain other fees in the Credit Agreement) are dependent upon the credit ratings of IPL. Downgrades in the credit ratings of AES could result in IPL’s and/or IPALCO’s credit ratings being downgraded. Any reduction in our debt or credit ratings may adversely affect the trading price of our outstanding debt securities.

The following table presents the debt ratings and credit ratings (issuer/corporate rating) and outlook for IPALCO and IPL, along with the dates each rating was effective or affirmed.

Debt ratings	IPALCO	IPL	Outlook	Effective or Affirmed
Fitch Ratings	BBB (a)	A (b)	Stable	November 2020
Moody's Investors Service	Baa3 (a)	A2 (b)	Stable	November 2018
S&P Global Ratings	BBB- (a)	A- (b)	Stable	November 2019

Credit ratings	IPALCO	IPL	Outlook	Effective or Affirmed
Fitch Ratings	BBB-	BBB+	Stable	November 2020
Moody's Investors Service	—	Baa1	Stable	November 2018
S&P Global Ratings	BBB	BBB	Stable	November 2019
(a)Ratings relate to IPALCO's Senior Secured Notes.
(b)Ratings relate to IPL's Senior Secured Bonds.

We cannot predict whether our current debt and credit ratings or the debt and credit ratings of IPL will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Contractual Cash Obligations

Our non-contingent contractual obligations as of December 31, 2020 are set forth below:

	Payment due
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(In Millions)
Short-term and long-term debt	$2,758.8	$170.0	$—	$445.0	$2,143.8
Interest obligations	1,930.6	119.5	232.8	211.7	1,366.6
Purchase obligations
Coal, gas, purchased power and
related transportation	1,182.7	209.1	237.2	214.1	522.3
Other	188.4	172.0	5.4	2.8	8.2
Total	$6,060.5	$670.6	$475.4	$873.6	$4,040.9

Short-term and long-term debt:

Our short-term and long-term debt at December 31, 2020 consists of outstanding borrowings on the committed line of credit, IPL first mortgage bonds and IPALCO long-term debt. These long-term debt amounts include current maturities but exclude unamortized debt discounts and deferred financing costs. See Note 7, "Debt" to the financial statements included elsewhere in this prospectus.

Interest obligations:

Interest payment obligations are associated with the short-term and long-term debt described above. The interest payments relating to variable-rate debt are projected using the interest rates in effect at December 31, 2020.

Purchase obligations:

Purchase commitments for coal, gas, purchased power and related transportation:

IPL enters into long-term contracts for the purchase of coal, gas, purchased power and related transportation. In general, these contracts are subject to variable quantities or prices and are terminable only in limited circumstances.

Purchase orders and other contractual obligations:

At December 31, 2020, we had various other contractual obligations including contracts to purchase goods and services with various terms and expiration dates. Due to uncertainty regarding the timing and payment of future obligations to the Service Company, and our ability to terminate such obligations upon 90 days' notice, we have excluded such amounts in the contractual obligations table above. This table also does not include (i) regulatory liabilities (see Note 2, "Regulatory Matters"), (ii) derivatives and incentive compensation (see Note 5, "Derivative Instruments and Hedging Activities"), (iii) taxes (see Note 8, "Income Taxes"), (iv) pension and other postretirement employee benefit liabilities (see Note 9, "Benefit Plans") and (v) contingencies (see Note 10, "Commitments and Contingencies"). See the indicated notes to the financial statements included elsewhere in this prospectus for additional information on the items excluded.

Reserve for uncertain tax positions:

Due to the uncertainty regarding the timing of future cash outflows associated with our unrecognized tax benefits of $7.4 million at December 31, 2020, we are unable to make a reliable estimate of the periods of cash settlement with the respective tax authorities and have not included such amounts in the contractual obligations table above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. Therefore, the possibility exists for materially different reported amounts under different conditions or assumptions. Significant accounting policies used in the preparation of the consolidated financial statements are described in Note 1, “Overview and Summary of Significant Accounting Policies” to the financial statements included elsewhere in this prospectus. This section addresses only those accounting policies involving amounts material to our financial statements that require the most estimation, judgment or assumptions and should be read in conjunction with Note 1, “Overview and Summary of Significant Accounting Policies” to the financial statements included elsewhere in this prospectus.

Revenue Recognition

Revenues related to the sale of energy are generally recognized when service is rendered or energy is delivered to customers. However, the determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is accrued. In making our estimates of unbilled revenue, we use complex models that consider various factors including daily generation volumes; known amounts of energy usage by nearly all residential, small commercial and industrial customers; estimated line losses; and estimated customer rates based on prior period billings. Given the use of these models, and that customers are billed on a monthly cycle, we believe it is unlikely that materially different results will occur in future periods when revenue is billed. The effect on 2020 revenues and ending unbilled revenues of a one percentage point change in estimated line losses for the month of December 2020 is immaterial. An allowance for potential credit losses is maintained and amounts are written off when normal collection efforts have been exhausted.

Income Taxes

We are subject to federal and state income taxes. Our income tax provision requires significant judgment and is based on calculations and assumptions that are subject to examination by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the potential outcome of tax examinations when determining the adequacy of our income tax provisions by considering the technical merits of the filing position, case law, and results of previous tax examinations. Accounting guidance for uncertainty in income taxes prescribes a more-likely-than-not recognition threshold and measurement requirements for financial statement reporting of our income tax positions. Tax reserves have been established, which we believe to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted only when there is more information available or when an event occurs necessitating a change to the reserves. While we believe that the amount of the tax reserves is reasonable, it is possible that the ultimate outcome of current or future examinations may be materially different than the reserve amounts.

Regulation

As a regulated utility, we apply the provisions of ASC 980 “Regulated Operations,” which gives recognition to the ratemaking and accounting practices of the IURC and the FERC. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in customer rates. Regulatory liabilities generally represent obligations to make refunds or future rate reductions to customers for previous overcollections or the deferral of revenues collected for costs that IPL expects to incur in the future. Specific regulatory assets and liabilities are disclosed in Note 2, “Regulatory Matters - Regulatory Assets and Liabilities” to the Financial Statements.

The deferral of costs (as regulatory assets) is appropriate only when the future recovery of such costs is probable. In assessing probability, we consider such factors as specific orders from the IURC, regulatory precedent and the current regulatory environment. To the extent recovery of costs is no longer deemed probable, related regulatory assets would be required to be expensed in current period earnings. Our regulatory assets and liabilities have been created pursuant to specific orders of the IURC or established regulatory practices, such as other utilities under the jurisdiction of the IURC being granted recovery of similar costs. It is probable, but not certain, that these regulatory assets will be recoverable, subject to IURC approval.

AROs

In accordance with the provisions of GAAP relating to the accounting for AROs, legal obligations associated with the retirement of long-lived assets are required to be recognized at their fair value at the time those obligations are incurred. Upon initial recognition of a legal liability, costs are capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. These GAAP provisions also require that components of previously recorded depreciation related to the cost of removal of assets upon future retirement, whether legal AROs or not, must be removed from a company’s accumulated depreciation reserve and be reclassified as a regulatory liability. We make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities and expenses as they relate to AROs. These assumptions and estimates are based on historical experience and assumptions that we believe to be reasonable at the time. See Note 3, "Property, Plant and Equipment - ARO" to the Financial Statements for more information.

Pension Costs

We account for and disclose pension and postemployment benefits in accordance with the provisions of GAAP relating to the accounting for pension and other postemployment plans. These GAAP provisions require the use of assumptions, such as the discount rate for liabilities and long-term rate of return on assets, in determining the obligations, annual cost and funding requirements of the plans.
Contingencies
We accrue for loss contingencies when the amount of the loss is probable and estimable. We are subject to various environmental regulations and are involved in certain legal proceedings. If our actual environmental and/or legal obligations are different from our estimates, the recognition of the actual amounts may have a material impact on our results of operations, financial condition and cash flows; although that has not been the case during the periods covered by this prospectus. Please see Note 10, “Commitments and Contingencies” to the Financial Statements for information about significant contingencies involving us.

NEW ACCOUNTING STANDARDS

Please see Note 1, “Overview and Summary of Significant Accounting Policies” to the financial statements included elsewhere in this prospectus for a discussion of new accounting pronouncements and the potential impact to our results of operations, financial condition and cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview
The primary market risks to which we are exposed are those associated with environmental regulation, debt and equity investments, fluctuations in interest rates and the prices of SO2 allowances and certain raw materials. We sometimes use financial instruments and other contracts to hedge against such fluctuations, including, on a limited basis, financial and commodity derivatives. We generally do not enter into derivative instruments for trading or speculative purposes. Our U.S. Risk Management Committee (U.S. RMC), comprised of members of senior management, is responsible for establishing risk management policies and the monitoring and reporting of risk exposures related to our operations. The U.S. RMC meets on a regular basis with the objective of identifying, assessing and quantifying material risk issues and developing strategies to manage these risks.
The disclosures presented in this section are based upon a number of assumptions; actual effects may differ. The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to the disclosures contained in this section. Our businesses may incur substantial costs and liabilities and be exposed to price volatility as a result of risks associated with the electricity markets, which could have a material adverse effect on our financial performance; and we may not be adequately hedged against our exposure to changes in interest rates.
Wholesale Sales
We engage in wholesale power marketing activities that primarily involve the offering of utility-owned or contracted generation into the MISO day-ahead and real-time markets. Our ability to compete effectively in the wholesale market is dependent on a variety of factors, including our generating availability, the supply of wholesale power, the demand by load-serving entities, and the formation of IPL’s offers into the market. Our wholesale revenues are generated primarily from sales directly to the MISO energy market. The average price per MWh we sold in the wholesale market was $24.91, $25.19 and $31.26 in 2020, 2019 and 2018, respectively. For the periods presented in the Financial Statements of this Form 10-K, a decline in wholesale prices could have had a negative impact on earnings, because most of our non-fuel costs are fixed in the short term and lower wholesale prices can result in lower wholesale volumes sold. However, after the implementation of the 2018 Base Rate Order in December 2018, the impact is limited as the order provides that annual wholesale margins earned above (or below) a benchmark of $16.3 million shall be passed back (or charged) to customer rates through a rate adjustment mechanism. Our wholesale revenues represented 2.6% of our total electric revenues over the past five years. As a result, we anticipate that a 10% change in the market price for wholesale electricity would not have a material impact on our results of operations.
Fuel
We have limited exposure to commodity price risk for the purchase of coal and natural gas, the primary fuels used by us for the production of electricity. We manage this risk for coal by providing for a significant portion of our current projected burn through 2021 and approximately 28% of our current projected burn for the three-year period ending December 31, 2023, under long-term contracts. Our current hedge percentage is lower than normal because we have delayed term purchases until the Spring of 2021 to manage our existing higher coal inventory levels. In addition, IPL has established physical natural gas hedges for firm gas supply of approximately 100% of the expected consumption at Eagle Valley during the 2021 winter period, which price off the daily natural gas index for the respective physical hubs. Pricing provisions in some of our long-term contracts allow for price changes under certain circumstances. Existing coal purchases made in 2021 are expected to be made at prices that are slightly higher than our weighted average price in 2020. New coal purchases transacted for 2021 are expected to be lower than the weighted average price of 2020. Our exposure to fluctuations in the price of fuel is limited because pursuant to Indiana law, we may apply to the IURC for a change in our fuel charge every three months to recover our estimated fuel costs, which may be above or below the levels included in our basic rates. We must present evidence in each FAC proceeding that we have made every reasonable effort to acquire fuel and generate or purchase power or both so as to provide electricity to our retail customers at the lowest fuel cost reasonably possible.

Power Purchased
We depend on purchased power, in part, to meet our retail load obligations. As a result, we also have limited exposure to commodity price risk for the purchase of electric energy for our retail customers. Purchased power costs can be highly volatile. We are generally allowed to recover, through our FAC, the energy portion of purchased power costs incurred to meet jurisdictional retail load. In certain circumstances, we may not be allowed to recover a portion of purchased power costs incurred to meet our jurisdictional retail load. See Note 2, “Regulatory Matters - FAC and Authorized Annual Jurisdictional Net Operating Income” to the consolidated financial statements that appear elsewhere in this prospectus.
Equity Price Risk
Our Pension Plans are impacted significantly by the economy as a result of the Pension Plans being invested in common equity securities. The performance of the Pension Plans’ investments in such common equity securities and other instruments impacts our earnings as well as our funding liability. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $32.3 million reduction in fair value as of December 31, 2020 and approximately an $8.2 million increase to the 2021 pension expense. Please see Note 9, “Benefit Plans” to the consolidated financial statements that appear elsewhere in this prospectus for additional Pension Plan information.
Interest Rate Risk
We use long-term debt as a significant source of capital in our business, which exposes us to interest rate risk. We do not enter into market risk sensitive instruments for trading purposes. We manage our exposure to interest rate risk through the use of fixed-rate debt and by refinancing existing long-term debt at times when it is deemed economic and prudent. In addition, IPL’s Credit Agreement bears interest at a variable rate based either on the Prime interest rate or on the LIBOR. Fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily the LIBOR. At December 31, 2020, we had approximately $2,683.8 million principal amount of fixed rate debt and $75.0 million principal amount of variable rate debt outstanding. In regard to our fixed rate debt, the interest rate risk with respect to long-term debt primarily relates to the potential impact a decrease in interest rates has on the fair value of our fixed-rate debt and not on our financial condition or results of operations.
Variable rate debt at December 31, 2020 was comprised of $75.0 million under IPL's Credit Agreement. Based on amounts outstanding as of December 31, 2020, the effect of a 25 basis point change in the applicable rates on our variable-rate debt would change our annual interest expense and cash paid for interest by $0.2 million and $(0.2 million), respectively.
The following table shows our consolidated indebtedness (in millions) by maturity as of December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
Fixed-rate	$95.0	$—	$—	$445.0	$—	$2,143.8	$2,683.8	$3,295.6
Variable-rate	75.0	—	—	—	—	—	75.0	75.0
Total Indebtedness	$170.0	$—	$—	$445.0	$—	$2,143.8	$2,758.8	$3,370.6
Weighted Average Interest rates by Maturity	2.732%	N/A	N/A	3.648%	N/A	4.673%	4.388%
For further discussion of our fair value of our indebtedness and book value of our indebtedness please see Note 4, “Fair Value” and Note 7, “Debt” to the to the consolidated financial statements that appear elsewhere in this prospectus.
Retail Energy Market
The legislatures of several states have enacted laws that allow various forms of competition or that experiment with allowing some form of customer choice of electricity suppliers for retail sales of electric energy. Indiana has not done so. In Indiana, competition among electric energy providers for sales has focused primarily on the sale of bulk power to other public and municipal utilities. Indiana law provides for electricity suppliers to have exclusive retail service areas. In order to increase sales, we work to attract new customers into our service territory. Although the retail sales of electric energy are regulated, we face competition from other energy sources. For example, customers have a choice of installing electric or natural gas home and hot water heating systems or installing qualified generation facilities on their premises.
Counterparty Credit Risk
At times, we may utilize forward purchase contracts to manage the risk associated with power purchases and could be exposed to counterparty credit risk in these contracts. We manage this exposure to counterparty credit risk by entering into contracts with companies that are expected to fully perform under the terms of the contract. Individual credit limits are generally implemented for each counterparty to further mitigate credit risk. We may also require a counterparty to provide collateral in the event certain financial benchmarks are not maintained, or certain credit ratings are not maintained.
We are also exposed to counterparty credit risk related to our ability to collect electricity sales from our customers, which may be impacted by volatility in the financial markets and the economy. Historically, our write-offs of customer accounts have been immaterial, which is common for the electric utility industry.

BUSINESS

OVERVIEW

IPALCO is a holding company incorporated under the laws of the state of Indiana whose principal subsidiary is IPL. IPL, which also does business as AES Indiana, is a regulated electric utility operating in the state of Indiana. Substantially all of our business consists of the generation, transmission, distribution and sale of electric energy conducted through IPL. Our business segments are “utility” and “all other.” All of our operations are conducted within the U.S. and principally within the state of Indiana. Please see Note 12, “Business Segment Information” to the financial statements elsewhere in this prospectus.

IPL

IPALCO owns all of the outstanding common stock of IPL. IPL was incorporated under the laws of the state of Indiana in 1926. IPL is engaged primarily in generating, transmitting, distributing and selling electric energy to approximately 512,000 retail customers in the city of Indianapolis and neighboring areas within the state of Indiana; the most distant point being about 40 miles from Indianapolis. IPL has an exclusive right to provide electric service to those customers. IPL’s service area covers about 528 square miles with an estimated population of approximately 965,000. IPL’s generation, transmission and distribution facilities, and changes to our sources of electric generation, are further described below under “Properties.” There have been no significant changes in the services rendered by IPL during 2020.

IPL is a transmission company member of RF. RF is one of eight Regional Reliability Councils under the NERC, which has been designated as the Electric Reliability Organization under the EPAct. RF seeks to preserve and enhance electric service reliability and security for the interconnected electric systems within the RF geographic area by setting and enforcing electric reliability standards. RF members cooperate under agreements to augment the reliability of its members’ electricity supply systems in the RF region through coordination of the planning and operation of the members’ generation and transmission facilities. Smaller electric utility systems, independent power producers and power marketers can participate as full members of RF.

HUMAN CAPITAL MANAGEMENT

IPL's employees are essential to delivering and maintaining reliable service to our customers. As of December 31, 2020, IPL had 1,192 employees of whom 1,123 were full time. Of the total employees, 819 were represented by the IBEW in two bargaining units: a physical unit and a clerical-technical unit. In February 2020, the membership of the IBEW clerical-technical unit ratified a three-year labor agreement with us that expires on February 13, 2023. In December 2018, the IBEW physical unit ratified a three-year agreement with us that expires on December 6, 2021. Both collective bargaining agreements shall continue in full force and effect from year to year unless either party provides prior written notice at least sixty (60) days prior to the expiration, or anniversary thereof, of its desire to amend or terminate the agreement. As of January 31, 2021, neither IPALCO nor any of its majority-owned subsidiaries other than IPL had any employees.

Safety

As part of AES, safety is one of our core values. Ensuring safe operations at our facilities, so each person can return home safely, is the cornerstone of our daily activities and decisions. Safety efforts are led globally by the AES Chief Operating Officer and supported by safety committees that operate at the local site level. Hazards in the workplace are actively identified and management tracks incidents so remedial actions can be taken to improve workplace safety.

We work with the Safety Management System (“SMS”), a Global Safety Standard that applies to all AES employees and employees of AES subsidiaries, as well as contractors working in AES facilities and construction projects. The SMS requires continuous safety performance monitoring; risk assessment and performance of periodic integrated environmental, health and safety audits. The SMS provides a consistent framework for all AES operational businesses and construction projects to set expectations for risk identification and reduction, measure performance and drive continuous improvements. The SMS standard is consistent with the OHSAS 18001/ISO 45001 standard.

Our safety performance is also measured by both leading and lagging metrics. Our leading safety metrics track safety observations, safety meeting engagement and the reporting of non-injury near misses. Our lagging safety metrics track lost workday cases, severity rate, and recordable incidents. We are committed to excellence in safety and have implemented various programs to increase safety awareness and improve work practices.

In response to the COVID-19 pandemic, we implemented significant changes that we determined were in the best interest of our employees, as well as the communities in which we operate. This includes having employees work from home to the extent they were able, while implementing additional safety measures for employees continuing critical on-site work.

Talent

We believe our success depends on our ability to attract, develop and retain key personnel. The skills, experience and industry knowledge of key employees significantly benefit our operations and performance. We have a comprehensive approach to managing our talent and developing our leaders in order to ensure our people have the right skills for today and tomorrow whether that requires us to build new business models or leverage leading technologies.

We emphasize employee development and training. To empower employees, we provide a range of development programs and opportunities, skills, and resources they need to be successful by focusing on experience and exposure as well as formal programs including our AES' ACE Academy for Talent Development, and our Trainee Program.

We believe that our individual differences make us stronger. Our Global Diversity and Inclusion Program is led by the AES Diversity and Inclusion Officer. Governance and standards are guided by the AES Chief Human Resources Officer, with input from members of AES' Executive Leadership Team.

Compensation

Our compensation philosophy emphasizes pay-for-performance. Our incentive plans are designed to reward strong performance, with greater compensation paid when performance exceeds expectations and less compensation paid when performance falls below expectations. We invest significant time and resources to ensure our compensation programs are competitive and reward the performance of our people. Every year, our people who are not part of a collective bargaining agreement are eligible for an annual merit-based salary increase. In addition, individuals are eligible for a salary increase if they receive a significant promotion. For non-collectively bargained employees at certain levels in the organization we offer annual incentives (bonus) and long-term compensation to reinforce the alignment between employees and AES.

SERVICE COMPANY

The Service Company provides services including operations, accounting, legal, human resources, information technology and other corporate services on behalf of companies that are part of the U.S. SBU, including among other companies, IPALCO and IPL. The Service Company allocates the costs for these services based on cost drivers designed to result in fair and equitable allocations. This includes ensuring that the regulated utilities served, including IPL, are not subsidizing costs incurred for the benefit of other businesses. Please see Note 11, “Related Party Transactions – Service Company” to the financial statements elsewhere in this prospectus and “Certain Relationships, Related Transactions and Director Independence” included herein for additional details.

PROPERTIES

Our executive offices are located at One Monument Circle, Indianapolis, Indiana. This facility and the remainder of our material properties in our business and operations are owned directly by IPL. The following is a description of these material properties.

We own two distribution service centers in Indianapolis. We also own the building in Indianapolis that houses our customer service center.

We own and operate four generating stations, all within the state of Indiana. Our largest generating station, Petersburg, is coal-fired, and we have plans to retire approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively (for further discussion, see Note 2, “Regulatory Matters - IRP Filing”) to the financial statements included elsewhere in this prospectus. The second largest station, Harding Street, uses natural gas and fuel oil to power combustion turbines. In addition, IPL operates a 20 MW battery energy storage unit at this location, which provides frequency response. The third station, Eagle Valley, is a CCGT natural gas plant. IPL took operational control and commenced commercial operations of this CCGT in April 2018. The fourth station, Georgetown, is a small peaking station that uses natural gas to power combustion turbines. For electric generation, the net winter design capacity is 3,705 MW and net summer design capacity is 3,560 MW. Our highest summer peak level of 3,139 MW was recorded in August 2007 and the highest winter peak level of 2,971 MW was recorded in January 2009.

Our sources of electric generation are as follows:

Fuel	Name	Number of Units	Winter Capacity (MW)	Summer Capacity (MW)	Location
Coal	Petersburg(1)	4	1,709	1,709	Pike County, Indiana
	Total	4	1,709	1,709
Gas	Harding Street	6	1,026	963	Marion County, Indiana
	Eagle Valley	1	709	679	Morgan County, Indiana
	Georgetown	2	200	158	Marion County, Indiana
	Total	9	1,935	1,800
Oil	Petersburg	3	8	8	Pike County, Indiana
	Harding Street	3	53	43	Marion County, Indiana
	Total	6	61	51
Grand Total		19	3,705	3,560

(1) We have plans to retire approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively (for further discussion, see Note 2, “Regulatory Matters - IRP Filing”).

Net electrical generation during 2020 at our Petersburg, Eagle Valley, Harding Street and Georgetown plants accounted for approximately 47.0%, 38.9%, 13.1% and 1.0%, respectively, of our total net generation. Even though the capacity of our Harding Street plant far exceeds that of the Eagle Valley plant, we expect the generation at Eagle Valley to continue to far exceed that of Harding Street due to the relatively lower cost to produce electricity at Eagle Valley.

Our electric system is directly interconnected with the electric systems of Indiana Michigan Power Company, Vectren Corporation, Hoosier Energy Rural Electric Cooperative, Inc., and the electric system jointly owned by Duke Energy Indiana, Indiana Municipal Power Agency and Wabash Valley Power Association, Inc. Our transmission system includes 458 circuit miles of 345,000 volt lines and 408 circuit miles of 138,000 volt lines. The distribution system consists of 5,059 circuit miles of underground primary and secondary cables and 6,119 circuit miles of overhead primary and secondary wire. Underground street lighting facilities include 777 circuit miles of underground cable. Also included in the system are 139 substations. Depending on the voltage levels at the substation, some substations may be considered both a bulk power substation and a distribution substation. There are 73 bulk power substations and 114 distribution substations; 52 substations are considered both bulk power and distribution substations.

All critical facilities we own are well maintained, in good condition and meet our present needs. Our plants generally have enough capacity to meet the daily needs of our retail customers when all of our units are available. During periods when our generating capacity is not sufficient to meet our retail demand, or when MISO provides a lower cost alternative to some of our available generation, we purchase power on the MISO wholesale market.

SEASONALITY

The electric utility business is affected by seasonal weather patterns throughout the year and, therefore, the operating revenues and associated operating expenses are not generated evenly by month during the year. IPL’s business is not dependent on any single customer or group of customers. Additionally, retail kWh sales, after adjustments for weather variations, are impacted by changes in service territory economic activity and the number of retail customers we have, as well as DSM energy efficiency programs implemented by IPL. For the ten years ending in 2020, IPL’s retail kWh sales have decreased at a compound annual rate of 1.4%. This decrease also includes the impacts of COVID-19 in 2020. Conversely, the number of our retail customers grew at a compound annual rate of 0.9% during that same period. Going forward, we expect flat or modest retail kWh sales growth annually, which will continue to be negatively impacted by our DSM programs. Please see Note 2, “Regulatory Matters – DSM” to the Financial Statements for more details. IPL’s electricity sales for 2016 through 2020 are set forth in the table of statistical information included at the end of this section.

Weather and Weather-Related Damage in our Service Area

Extreme high and low temperatures in our service area have a significant impact on revenues as many of our retail customers use electricity to power air conditioners, electric furnaces and heat pumps. The impact is partially mitigated by our declining block rate structure, which generally provides for residential and commercial customers to be charged a lower per kWh rate at higher consumption levels. Therefore, as volumes increase, the weighted average price per kWh decreases. The effect is generally more significant with high temperatures than with low temperatures as many of our customers use gas heat. In addition, before the 2018 Base Rate Order was implemented on December 5, 2018, IPL had the opportunity to share 50% of wholesale margins above a stated benchmark, so extreme temperatures generally provided additional income by selling power on the wholesale market (see below). However, beginning December 5, 2018, 100% of annual wholesale margins earned above (or below) the benchmark of $16.3 million are passed back (or charged) to customer rates through a rider.

Storm activity can also have an adverse effect on our operating performance. Severe storms often damage transmission and distribution equipment, thereby causing power outages, which reduce revenues and increase repair costs. Partially mitigating this impact is IPL’s ability to timely recover certain operation and maintenance repair costs related to severe storms. In our 2016 and 2018 Base Rate Orders, we received approval for a storm damage restoration reserve account that allows us to defer major storm costs over a benchmark that meet certain criteria considered to be severe, for recovery in a future basic rate proceeding. Because IPL's basic rates and charges include an annual amount for recovery for such severe storm costs, if actual severe storm costs are below that level, IPL will record a regulatory liability for the shortfall to be passed to customers in a future basic rate proceeding. Conversely, if IPL's major storm costs are above the level in basic rates, IPL will defer the excess for future recovery.

MISO OPERATIONS

IPL is one of many transmission system owner members in MISO. MISO is a regional transmission organization which maintains functional control over the combined transmission systems of its members and manages one of the largest energy and ancillary services markets in the U.S. MISO policies are developed, in part, through a stakeholder process in which we are an active participant. We focus our participation in this process primarily on items that could impact our customers, shared cost of transmission expansion, resource adequacy, results of operations, financial condition and cash flows. Additionally, we participate in the process to impact MISO and FERC policy by filing comments with MISO, the FERC, or the IURC.

MISO has functional control of our transmission facilities and our transmission operations are integrated with those of MISO. Our participation and authority to sell wholesale power at market-based rates are subject to the FERC jurisdiction. Transmission service over our facilities is provided through MISO’s tariff.

As a member of MISO, we offer our available electricity production of each of our generation assets into the MISO day-ahead and real-time markets. MISO dispatches generation assets in economic order considering transmission constraints and other reliability issues to meet the total demand in the MISO region. MISO settles hourly offers and bids based on locational marginal prices, which is pricing for energy at a given location based on a market clearing price that takes into account physical limitations, generation and demand throughout the MISO region. MISO evaluates the market participants’ energy offers and demand bids optimizing for energy and ancillary services products to economically and reliably dispatch the entire MISO system. The IURC has authorized IPL to recover its ongoing costs from MISO and such costs are being recovered per specific rate orders. The unamortized balance of total MISO costs deferred as regulatory assets was $69.9 million and $80.4 million as of December 31, 2020 and 2019, respectively.

We have preserved our right to withdraw from MISO by tendering our Notice of Withdrawal (subject to the FERC and the IURC approval). We have made no decision to seek withdrawal from MISO at this time. We will continue to assess the relative costs and benefits of being a MISO member, as well as actively advocate for our positions through the existing MISO stakeholder process and in filings with the FERC or IURC.

See also Note 2, “Regulatory Matters” to the financial statements elsewhere in this prospectus for additional details on the regulatory oversight of the FERC and the IURC.

REGULATION

General

IPL is a regulated public utility principally engaged in providing electric service to the Indianapolis metropolitan area. An inherent business risk facing any regulated public utility is that of unexpected or adverse regulatory action. Regulatory discretion is reasonably broad in Indiana, as it is elsewhere. We attempt to work cooperatively with regulators and those who participate in the regulatory process, while remaining vigilant in protecting or asserting our legal rights in the regulatory process. We take an active role in addressing regulatory policy issues in the current regulatory environment. Additionally, there is increased activity by environmental regulators, in particular under a President Biden administration, which has had and will continue to have a significant impact on our operations and financial statements for the foreseeable future. We maintain our books and records consistent with GAAP reflecting the impact of regulation. See Note 1, “Overview and Summary of Significant Accounting Policies” to the financial statements elsewhere in this prospectus.

Retail Ratemaking

IPL’s tariff rates for electric service to retail customers consist of basic rates and charges which are set and approved by the IURC after public hearings. In addition, IPL’s rates include various adjustment mechanisms including, but not limited to: (i) a rider to reflect changes in fuel and purchased power costs to meet IPL’s retail load requirements, referred to as the FAC, (ii) a rider for the timely recovery of costs (including a return) incurred to comply with environmental laws and regulations, referred to as the ECCRA, (iii) a rider to reflect changes in ongoing MISO costs, referred to as the Regional Transmission Organization Adjustment, (iv) a rider to reflect changes in net capacity sales above and below an established annual benchmark of $11.3 million (beginning December 5, 2018), referred to as the Capacity Adjustment, (v) a rider for passing through to customers wholesale sales margins above and below an established annual benchmark of $16.3 million (beginning December 5, 2018), referred to as the Off-System Sales Margin Adjustment, (vi) a rider for a return on and of investments for eligible TDSIC improvements, and (vii) cost recovery, lost margin recoveries and performance incentives from our DSM programs. Each of these tariff rate components may be set and approved by the IURC in separate proceedings at different points in time (currently the FAC proceedings occur on a quarterly basis and IPL's other rider proceedings all occur on an annual basis). These components function somewhat independently of one another, but the overall structure of our rates and charges would be subject to review at the time of any review of our basic rates and charges.

For additional discussion of the regulatory environment related to our business, see the discussion in Note 2, “Regulatory Matters” of the financial statements elsewhere in this prospectus.

ENVIRONMENTAL MATTERS

We are subject to various federal, state, regional and local environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, disposal and transportation of regulated materials, including ash; the use and discharge of water used in generation boilers and for cooling purposes; the emission and discharge of hazardous and other materials into the environment; and the health and safety of our employees. These laws and regulations often require a lengthy and complex process of obtaining and renewing permits and other governmental authorizations from federal, state and local agencies. Violation of these laws, regulations or permits can result in substantial fines, other sanctions, suspension or revocation of permits and/or facility shutdowns. There can be no assurance that we have been or will be at all times in full compliance with such laws, regulations and permits.

From time to time, we are subject to enforcement actions for claims of noncompliance with environmental laws and regulations. IPL cannot assure that it will be successful in defending against any claim of noncompliance. However, we do not believe any currently open environmental investigations will result in fines material to our results of operations, financial condition and cash flows.

Under certain environmental laws, we could be held responsible for costs relating to contamination at our past or present facilities and at third-party waste disposal sites. We could also be held liable for human exposure to hazardous substances or for other environmental damage. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations, financial condition and cash flows. A discussion of the legislative and regulatory initiatives most likely to affect us follows.

MATS

In April 2012, the EPA’s rule to establish maximum achievable control technology standards for hazardous air pollutants regulated under the CAA emitted from coal and oil-fired electric utilities, known as “MATS”, became effective. IPL management developed and implemented a plan, which was approved by the IURC, to comply with this rule and all four Petersburg units have been and remain in compliance with the MATS rule since applicable deadlines.

In June 2015, the U.S. Supreme Court remanded MATS to the D.C. Circuit due to the EPA’s failure to consider costs before deciding to regulate power plants under Section 112 of the CAA and subsequently remanded MATS to the EPA without vacatur. The EPA published final appropriate and necessary findings in the Federal Register in April 2016, which was followed by several lawsuits appealing that finding in the D.C. Circuit, which ordered that these challenges be held in abeyance as the EPA reconsidered the finding. On May 22, 2020, the EPA published a final finding that it is not “appropriate and necessary” to regulate hazardous air pollutant emissions from coal- and oil-fired electric generating units (EGUs), but that the EPA would not remove the source category from the CAA Section 112(c) list of source categories and would not change the MATS requirements. Several petitioners have filed for judicial review of the final finding. Further rulemakings and/or proceedings are possible; however, in the meantime, MATS remains in effect. We currently cannot predict the outcome of the regulatory or judicial process, or its impact, if any, on our MATS compliance planning or ultimate costs.

Waste Management and CCR

In the course of operations, our facilities generate solid and liquid waste materials requiring eventual disposal or processing. Waste materials generated at our electric power and distribution facilities include asbestos, CCR, oil, scrap metal, rubbish, small quantities of industrial hazardous wastes such as spent solvents, tree-and-land-clearing wastes and polychlorinated biphenyl contaminated liquids and solids. We endeavor to ensure that all our solid and liquid wastes are disposed of in accordance with applicable national, regional, state and local regulations. With the exception of CCR, we do not usually physically dispose of waste materials on our property. Instead, they are usually shipped off-site for final disposal, treatment or recycling. Some of our CCRs are beneficially used on-site and off-site, including as a raw material for production of wallboard, concrete or cement and as agricultural soil amendment, and some are disposed off-site in permitted disposal facilities. A small amount of CCR, which consists of bottom ash, fly ash and air pollution control wastes, is disposed of at our Petersburg coal-fired power generation plant using engineered, permitted landfills.

The EPA's final CCR rule became effective in October 2015 (the "CCR Rule"). Generally, the rule regulates CCR as nonhazardous solid waste and establishes national minimum criteria for existing and new CCR landfills and existing and new CCR ash ponds, including location restrictions, design and operating criteria, groundwater monitoring, corrective action and closure requirements and post-closure care. On December 16, 2016, President Obama signed into law the Water Infrastructure Improvements for the Nation Act ("WIIN Act"), which includes provisions to implement the CCR rule through a state permitting program, or if the state chooses not to participate, a possible federal permit program. On February 20, 2020, the EPA published a proposed rule to establish a federal CCR permit program that would operate in states without approved CCR permit programs. If this rule is finalized before Indiana establishes a state-level CCR permit program, IPL could eventually be required to apply for a federal CCR permit from the EPA.

The EPA has indicated that they will implement a phased approach to amending the CCR Rule. On November 12, 2020, EPA published its final Part B Rule, and indicated that it would address the issue of beneficial use of CCR for closure of ash ponds that are subject to forced closure in a separate and future rulemaking. This future rulemaking could impact IPL's Petersburg plant's ability to use CCR for closure of ash ponds. On August 28, 2020, EPA published final amendments to the CCR Rule titled "A Holistic Approach to Closure Part A: Deadline to Initiate Closure," which amends certain regulatory provisions that govern CCR. The CCR Rule, current or proposed amendments to the CCR Rule, the results of groundwater monitoring data or the outcome of CCR-related litigation could have a material impact on our business, financial condition and results of operations. We would seek recovery of any resulting expenditures; however, there is no guarantee we would be successful in this regard. See Note 3, “Property, Plant and Equipment - ARO” to the financial statements included elsewhere in this prospectus for further information.

On December 2, 2020, the EPA published its final rule declining to impose industry-wide CERCLA financial responsibility requirements on facilities in the electric power generation, transmission, and distribution industries. Under Section 108(b) of CERCLA, the EPA must impose regulations on classes of facilities to ensure that such entities establish and maintain evidence of financial responsibility consistent with the degree and duration of risk associated with the production, transportation, treatment and storage of hazardous substances. The level of financial responsibility required is determined by the President, in his discretion. Some constituents of the CCR wastewater leachate detected through the CCR rule could, theoretically be classified as hazardous substances. The final rule maintains the status quo in the Electric Power Generation, Transmission and Distribution industry that such financial responsibility demonstrations are not required.

Environmental Wastewater Requirements

In November 2015, the EPA published its final ELG rule to reduce toxic pollutants discharged into waterways by steam-electric power plants through technology applications. The wastewater treatment technologies installed and operated for compliance with the requirements of the October 2012 NPDES permit described above and the dry bottom ash handling system installed for compliance with the CCR Rule at Petersburg meet the requirements of the final ELG rule. On April 12, 2019, the U.S. Court of Appeals for the Fifth Circuit vacated and remanded portions of the EPA’s 2015 ELG Rule related to legacy wastewaters and combustion residual leachate. On October 13, 2020, the EPA published final revisions to the 2015 ELG Rule related to flue gas desulfurization wastewater and bottom ash transport water, but did not address the portions of the ELG rule that were remanded by the U.S. Court of Appeals for the Fifth Circuit. Petitions have been filed for judicial review of the final revisions. It is too early to determine whether any outcome of litigation or current or future revisions to the ELG rule might have a material impact on our business, financial condition and results of operations.

In June 2016, the EPA published the final national chronic aquatic life criterion for the pollutant, Selenium, in fresh water. IPL’s NPDES permits may be updated to include Selenium water-quality based effluent limits based on a site-specific evaluation process, which includes determining if there is a reasonable potential to exceed the revised final Selenium water quality standards for the specific receiving water body utilizing actual and/or projected discharge information for the IPL generating facilities. As a result, it is not yet possible to predict the potential impacts of this criteria. However, if additional capital expenditures are necessary, they could be material. We would seek recovery of these capital expenditures; however, there is no guarantee we would be successful.

"Waters of the U.S." and “Navigable Waters Protection” Rules

In June 2015, the EPA and the U.S. Army Corps of Engineers ("the agencies") published a rule defining federal jurisdiction over waters of the U.S., known as the "Waters of the U.S." rule. This rule, which initially became effective in August 2015, could expand or otherwise change the number and types of waters or features subject to CWA permitting. However, after appealing the 2014 “Waters of the U.S.” rule on October 22, 2019, the agencies, on April 21, 2020, issued the final “Navigable Waters Protection” rule which again revised the definition of waters of the U.S. Petitions have been filed for judicial review of the final rule. It is too early to determine whether any outcome of litigation or current or future revisions to the ELG rule might have a material impact on our business, financial condition and results of operations.

Climate Change Legislation and Regulation

One byproduct of burning coal and other fossil fuels is the emission of GHGs, including CO2. We face certain risks related to existing and potential international, federal, state, regional and local GHG legislation and regulations, including risks related to increased capital expenditures or other compliance costs which could have a material adverse effect on our results of operations, financial condition and cash flows.

The possible impact of any existing or future international, federal, regional or state GHG legislation, regulations or proposals will depend on various factors, including but not limited to:

▪The geographic scope of legislation and/or regulation (e.g., international, federal, regional, state), which entities are subject to the legislation and/or regulation (e.g., electricity generators, load-serving entities, electricity deliverers, etc.), the enactment date of the legislation and/or regulation and the compliance deadlines set forth therein;
▪The level of reductions of GHGs being sought by the regulation and/or legislation (e.g., 10%, 20%, 50%, etc.) and the year selected as a baseline for determining the amount or percentage of mandated GHG reduction (e.g., 10% reduction from 1990 emission levels, 20% reduction from 2000 emission levels, etc.);
▪The legislative and/or regulatory structure (e.g., a GHG cap-and-trade program, a carbon tax, GHG emission limits, etc.);
▪In any cap-and-trade program, the mechanism used to determine the price of emission allowances or offsets to be auctioned by designated governmental authorities or representatives;
▪The price of offsets and emission allowances in the secondary market, including any price floors or price caps on the costs of offsets and emission allowances;
▪The operation of and emissions from regulated units;
▪The permissibility of using offsets to meet reduction requirements and the requirements of such offsets (e.g., type of offset projects allowed, the amount of offsets that can be used for compliance purposes, any geographic limitations regarding the origin or location of creditable offset projects), as well as the methods required to determine whether the offsets have resulted in reductions in GHG emissions and that those reductions are permanent (i.e., the verification method);
▪Whether the use of proceeds of any auction conducted by responsible governmental authorities is reinvested in developing new energy technologies, is used to offset any cost impact on certain energy consumers or is used to address issues unrelated to power;
▪How the price of electricity is determined, including whether the price includes any costs resulting from any new climate change legislation and the potential to transfer compliance costs pursuant to legislation, market or contract, to other parties;
▪Any impact on fuel demand and volatility that may affect the market clearing price for power;
▪The effects of any legislation or regulation on the operation of power generation facilities that may in turn affect reliability;
▪The availability and cost of carbon control technology;
▪Whether any federal legislation regulating GHG emissions will preclude the EPA from regulating GHG emissions under the CAA or preempt private nuisance suits or other litigation by third parties;
▪Any opportunities to change the use of fuel at the generation facilities or opportunities to increase efficiency; and
▪Our ability to recover any resulting costs from our customers and the timing of such recovery.

Except as noted in the discussion below, at this time, we cannot estimate the costs of compliance with existing, proposed or potential international, federal, state or regional GHG emissions reductions legislation or initiatives due in part to the fact that many of these proposals are in earlier stages of development and any final laws or regulations, if adopted, could vary drastically from current proposals. Any international, federal, state or regional legislation adopted in the U.S. that would require the reduction of GHG emissions could have a material adverse effect on our business and/or results of operations, financial condition and cash flows.

The U.S. Congress has considered several different draft bills pertaining to GHG legislation, including comprehensive GHG legislation that would impact many industries and more limited legislation focusing only on the utility and electric generation industry. Although no legislation pertaining to GHG emissions has been passed to date by the U.S. Congress, similar legislation may be considered or passed by the U.S. Congress in the future. In addition, in the past Midwestern state governors (including the Governor of Indiana) and the premier of Manitoba, Canada committed to reduce GHG emissions through the implementation of a cap-and-trade program pursuant to the Midwestern Greenhouse Gas Reduction Accord. Though the participating states and province are no longer pursuing this commitment, similar applicable state or regional initiatives may be pursued in the future.

The final NSPS for CO2 emissions from new, modified and reconstructed fossil-fuel-fired power plants were published in the Federal Register on October 23, 2015. Several states and industry groups challenged the NSPS for CO2 in the D.C. Circuit Court. Pursuant to a court order issued in August 2017, the litigation is being held in indefinite abeyance pending further court order. On December 20, 2018, the EPA published proposed revisions to the final NSPS for new, modified and reconstructed coal-fired electric utility steam generating units. The EPA proposed that the Best System of Emissions Reduction (BSER) for these units is highly efficient generation that would be equivalent to supercritical steam conditions for larger units and sub-critical steam conditions for smaller units, and not partial carbon capture and sequestration (CCS), which had been the BSER for these units in the 2015 final NSPS. The EPA did not include revisions for natural-gas combined cycle or simple cycle units in the December 20, 2018 proposal. Challenges to the GHG NSPS are being held in abeyance at this time.

On August 31, 2018, the EPA published in the Federal Register proposed Emission Guidelines for Greenhouse Gas Emissions from Existing Electric Utility Generating Units, known as the ACE Rule. On July 8, 2019, the EPA published the final ACE Rule along with associated revisions to implementing regulations. The final ACE Rule established CO2 emission rules for existing power plants under CAA Section 111(d) and replaced the EPA's 2015 CPP. In accordance with the ACE rule, the EPA determined that heat rate improvement measures are the Best System of Emissions Reductions for existing coal-fired electric generating units. The final rule requires the State of Indiana to develop a State Plan to establish CO2 emission limits for designated facilities, including IPL Petersburg's coal-fired electric generating units. States have three years to develop their plans under the rule. On February 19, 2020, Indiana published a First Notice for the Indiana ACE Rule indicating that IDEM intends to determine the best system of emissions reductions and CO2 standards for affected units. Impacts remain largely uncertain because Indiana's State Plan has not yet been developed. On January 19, 2021, the D.C. Circuit vacated and remanded to EPA the ACE Rule, although the parties have an opportunity to request a rehearing at the D.C. Circuit or seek a review of the decision by the U.S. Supreme Court. The impact of this decision remains uncertain.

Due to the uncertainty of these regulations, and existing and potential associated litigation, it is too early to determine the potential impact, but any rule could have a material impact on our business, financial condition and results of operations. We would seek recovery of any resulting capital expenditures; however, there is no guarantee we would be successful in this regard.

On the international level, on December 12, 2015, 195 nations, including the U.S., finalized the text of an international climate change accord in Paris, France (the “Paris Agreement”), which agreement was signed and officially entered into on April 22, 2016. The Paris Agreement calls for countries to set their own GHG emissions targets, make these emissions targets more stringent over time and be transparent about the GHG emissions reporting and the measures each country will use to achieve its GHG emissions targets. A long-term goal of the Paris Agreement is to limit global temperature increase to well below two degrees Celsius from temperatures in the pre-industrial era. The U.S. withdrawal from the Paris Agreement became effective on November 4, 2020. However, on January 20, 2021, President Biden signed and submitted an instrument for the U.S. to rejoin the Paris Agreement, which will become effective on February 19, 2021.

Based on the above, there is some uncertainty with respect to the impact of GHG rules on IPL. The NSPS will not require us to comply with an emissions standard until we construct a new electric generating unit. We do not have any planned major modifications of an existing source or plans to construct a new major source which are expected to be subject to these regulations at this time. Furthermore, the EPA, states and other utilities are still evaluating potential impacts of the GHG regulations in our industry. In light of these uncertainties, we cannot predict the impact of the EPA’s current and future GHG regulations on our consolidated results of operations, cash flows, and financial condition, but it could be material.

Unit Retirements and Replacement Generation

Four coal-fired units at IPL’s Eagle Valley Station site in Indiana were retired in April 2016. IPL replaced this generation with a 671 MW CCGT at the Eagle Valley site, which was completed in April 2018, at a cost of $597 million. IPL also completed a refuel of its Harding Street Station Units 5, 6 and 7 from coal to natural gas (approximately 610 total MW net capacity) at a total cost of approximately $105 million. The Harding Street 5 and 6 refueling projects were completed in December 2015 and the Harding Street 7 refuel was completed in the second quarter of 2016. The costs to build and operate the CCGT and the Harding Street Station refueling projects, including a return, are reflected in the basic rates and charges from IPL's 2018 Base Rate Order effective on December 5, 2018.

In December 2019, IPL filed its IRP, which describes IPL's Preferred Resource Portfolio for meeting generation capacity needs for serving its retail customers over the next several years, which includes plans to retire approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively. See Note 2, "Regulatory Matters - IRP Filing" to the Financial Statements for additional details.

New Source Review and Other CAA NOVs

See Note 10, “Commitments and Contingencies - Environmental Loss Contingencies - New Source Review and other CAA NOVs” to the Financial Statements for additional details.

CSAPR

CSAPR, which became effective in January 2015, addresses the "good neighbor" provision of the CAA, which prohibits sources within each state from emitting any air pollutant in an amount which will contribute significantly to any other state’s nonattainment, or interference with maintenance of, any NAAQS. The CSAPR is implemented, in part, through a market-based program under which compliance may be achievable through the acquisition and use of emissions allowances created by the EPA. In October 2016, the EPA published a final rule to update the CSAPR to address the 2008 ozone NAAQS (“CSAPR Update Rule”). The CSAPR Update Rule found that NOx ozone season emissions in 22 states (including Indiana) affect the ability of downwind states to attain and maintain the 2008 ozone NAAQS, and accordingly, the EPA issued federal implementation plans that both generally provide updated CSAPR NOx ozone season emission budgets for electric generating units within these states and that implement these budgets through modifications to the CSAPR NOx ozone season allowance trading program. Implementation began in the 2017 ozone season (May through September 2017). Affected facilities receive fewer ozone season NOx allowances in 2017 and later, possibly resulting in the need to purchase additional allowances. Additionally, on September 13, 2019, the D.C. Circuit remanded a portion of the October 2016 CSAPR Update Rule to the EPA. In December 2018, EPA determined that the 2016 CSAPR Update Rule fully satisfied 20 states (including Indiana) good neighbor obligations with respect to the 2008 Ozone NAAQS (“CSAPR Close-Out Rule”), obviating the need for EPA to promulgate Federal Implementation Plans (FIPs) in these states. In October 2019, the D.C. Circuit vacated and remanded the CSAPR Close-Out Rule. On July 28, 2020, the D.C. Circuit ordered EPA to issue FIPs addressing seven states’ (including Indiana) outstanding 2008 NAAQS “good neighbor” obligations by March 15, 2021. On October 30, 2020, EPA published a proposed rule addressing 21 states', including Indiana's, outstanding "good neighbor" obligations with respect to the 2008 ozone NAAQS. The proposed rule could result in affected facilities receiving fewer ozone season NOx allowances as soon as the 2021 Ozone Season.

At this time we cannot predict what the impact of these standards and requirements will be in future years, or if there will be an impact resulting from future rulemakings or legal outcomes, but any such impact could be material to our business, financial condition or results of operation.

NAAQS

Under the CAA, the EPA sets NAAQS for six criteria pollutants considered harmful to public health and the environment, including particulate matter, NOx, ozone and SO2, which result from fossil-fuel combustion. Areas meeting the NAAQS are designated attainment areas while those that do not meet the NAAQS are considered nonattainment areas. Each state must develop a plan to bring nonattainment areas into compliance with the NAAQS, which may include imposing operating limits on individual plants. The EPA is required to review NAAQS at five-year intervals.

Ozone.  In October 2015, the EPA published a final rule lowering the NAAQS for ozone to 70 parts per billion from 75 parts per billion. The EPA published its final designations for the areas in which our operations are located on November 16, 2017. None of our operations are located in areas designated as nonattainment.

In March 2018, the state of New York submitted a petition to the EPA pursuant to Section 126 of the CAA requesting new limitations on NOx emissions from dozens of upwind generating stations, including IPL's Petersburg, Harding Street, and Eagle Valley stations on the basis that they are contributing significantly to New York’s ability to meet the 2008 ozone NAAQS. On July 14, 2020, the D.C. Circuit Court vacated and remanded EPA’s denial of the petition. EPA must now issue a new decision based on the Court’s decision. If the Section 126 petition is ultimately granted, our units could be subject to additional requirements, which could be material. We would seek recovery of any resulting capital expenditures; however, there is no guarantee we would be successful.

Fine Particulate Matter.  In 2013, the EPA published the 2012 annual PM2.5 standard of 12 micrograms per cubic meter of air and the 24-hour PM2.5 standard of 35 micrograms per cubic meter of air. In 2015, the EPA published its final attainment designations for the 2012 PM2.5 standard. In addition to the PM2.5 standard, there is also a 24-hour PM10 standard of 150 micrograms per cubic meter of air. No IPL operations are currently located in nonattainment areas. On December 18, 2020, EPA issued a final rule retaining current particulate matter standards based on its required routine review of such standards. Petitioners subsequently filed for judicial review.

SO2. In 2010, a new one-hour SO2 primary NAAQS became effective. In 2013, the EPA published in the Federal Register its final designations, which include portions of Marion, Morgan, and Pike counties as nonattainment with respect to the one-hour SO2 standard. In 2015, IDEM published its final rule establishing reduced SO2 limits for IPL facilities in accordance with the new one-hour standard, for the areas in which IPL’s Harding Street, Petersburg, and Eagle Valley generating stations operate, with compliance required by January 1, 2017. Improvements to the existing FGD systems at Petersburg station were required to meet the emission limits imposed by the rule. The rule has not impacted IPL’s Eagle Valley or Harding Street generating stations as these facilities ceased coal combustion in advance of the compliance date.

On May 21, 2020, the EPA finalized the redesignation of Marion County, the county in which IPL Harding Street is located, to attainment of the SO2 NAAQS. On July 14, 2020, the EPA proposed redesignation of Morgan County, the county in which IPL Eagle Valley is located, to attainment of the SO2 NAAQS. IDEM has imposed additional SO2 limits on Petersburg and on August 17, 2020, EPA approved those limits as part of a SIP revision concluding that Indiana has appropriately demonstrated that the plan provides for attainment of the 2010 SO2 NAAQS.

Based on these current and potential national ambient air quality standards, the state of Indiana is required to determine whether certain areas within the state meet the NAAQS. With respect to Marion, Morgan and Pike Counties, as well as any other areas determined to be in "nonattainment," the state of Indiana will be required to modify its State Implementation Plan to detail how the state will regain its attainment status. As part of this process, it is possible that the IDEM or the EPA may require reductions of emissions from our generating stations to reach attainment status for ozone, fine particulate matter or SO2. At this time, we cannot predict what the impact will be to IPL with respect to these new ambient standards, but it could be material.

Cooling Water Intake Regulations

We use water as a coolant at our generating stations. Under the CWA, cooling water intake structures are required to reflect the BTA for minimizing adverse environmental impact. In 2014, the EPA's final standards became effective to protect fish and other aquatic organisms drawn into cooling water systems at large power plants and other facilities. These standards, based on Section 316(b) of the CWA, require affected facilities to choose amongst seven BTA options to reduce fish impingement. In addition, certain facilities must conduct studies to assist permitting authorities to determine whether and what site-specific controls, if any, would be required to reduce entrainment of aquatic organisms. It is possible this process, which includes permitting and public input, could result in the need to install closed-cycle cooling systems (closed-cycle cooling towers) or other technology. Finally, the standards require that new units added to an existing facility must reduce both impingement and entrainment that achieves one of two alternatives under national BTA standards. IPL’s NPDES permits will be updated with the requirements of this rule, including any source-specific requirements arising from the evaluation process described above. As a result, it is not yet possible to predict the total impacts of this final rule, including any challenges to such final rule and the outcome of any such challenges. However, if additional capital expenditures are necessary, they could be material. We would seek recovery of these capital expenditures; however, there is no guarantee we would be successful.

CWA - Regulation of Water Discharge

IPL and other utilities at times apply the Nationwide Permit 12 (NWP 12) issued by the U.S. Army Corps of Engineers (Corps) in completing transmission and distribution projects that may involve waters of the U.S. NWP 12 is the nationwide permit for Utility Line Activities, specifically activities required for construction and maintenance, provided the activity does not result in the loss of greater than ½-acre of waters of the U.S. for each single and complete project.

On April 15, 2020, in a proceeding involving the construction of the Keystone XL pipeline, the U.S. District Court for the District of Montana (Montana District Court) vacated NWP 12 and enjoined its application. On April 27, 2020, the Corps moved for the Montana District Court to stay pending appeal those portions of the April 15, 2020 order that vacate NWP 12 and enjoin its application. In the alternative, the Corps asked the Montana District Court to stay its vacatur and injunction as they relate to anything other than the Keystone XL pipeline. On May 11, 2020, following request from the Corps, the Montana District Court amended its order to vacate NWP 12 only for oil and gas pipeline construction projects, allowing electric utility transmission and distribution projects to continue. On May 13, the Corps appealed the Montana District Court decision with the Ninth Circuit Court and requested a stay. On May 28, 2020, the Ninth Circuit denied a motion to stay. On June 16, 2020, the Solicitor General, on behalf of the U.S. Army Corps of Engineers, filed an application with the U.S. Supreme Court asking the Court to stay the district court order that vacated and enjoined the Corps from issuing authorizations under NWP 12 as it relates to the construction of new oil and gas pipelines. On July 6, 2020, the U.S. Supreme Court stayed the district court order, allowing the use of NWP 12 for oil and gas pipeline projects except for Keystone XL. On January 13, 2021, the U.S. Army Corps of Engineers published a final rulemaking for the reissuance and modification of NWPs, including NWP 12 relating exclusively to the construction of oil or natural gas pipelines and the new NWP 57 for construction of electric or telecommunication utility lines. It is too early to determine whether future outcomes or decisions related to this matter may have a material impact on our business, financial condition or results of operations.

On April 23, 2020, the U.S. Supreme Court issued a decision in the Hawaii Wildlife Fund v. County of Maui case related to whether a CWA permit is required when pollutants originate from a point source but are conveyed to navigable waters through a nonpoint source such as groundwater. The Court held that discharges to groundwater require a permit if the addition of the pollutants through groundwater is the functional equivalent of a direct discharge from the point source into navigable waters. On December 10, 2020, EPA published a Notice of Availability of draft guidance memorandum addressing how the Supreme Court's decision applies to NPDES permits. It is too early to determine whether this decision may have a material impact on our business, financial condition or results of operations.

Biden Administration Actions Affecting Environmental Regulations

On January 20, 2021, President Biden issued an Executive Order (EO) titled “Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis” directing Agencies to, among other tasks, review regulations issued under the prior Administration to determine whether they should be suspended, revoked, or revised. As provided for by the EO, EPA submitted a letter to DOJ seeking to obtain abeyances or stays of proceedings in pending litigation that seeks review of regulations promulgated during the Trump Administration. The Biden Administration also issued a Memorandum titled “Regulatory Freeze Pending Review” directing Agencies to refrain from proposing or issuing any rules until the Biden Administration has reviewed and approved those rules. These actions may have an impact on regulations that may affect our business, financial condition, or results of operations.

Summary

Environmental laws and regulations presently require us to incur material capital expenditures and operating costs. See “Capital Expenditures” discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Requirements" for additional details regarding our environmental capital projects. We would expect to seek recovery of both capital and operating costs related to such compliance, although there can be no assurances that we would be successful. In addition, environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. As a result, our operating expenses and continuing capital expenditures associated with environmental matters may increase. More stringent standards may also limit our operating flexibility and have a negative impact on our wholesale volumes and margins. Depending on the level and timing of recovery allowed by the IURC, these costs could materially and adversely affect our results of operations, financial condition and cash flows. We may seek recovery of any operating or capital expenditures; however, there can be no assurances that we would be successful.

ENERGY SUPPLY

Approximately 48% of the total kWh we generated in 2020 was from coal as compared to approximately 58% and 69% in 2019 and 2018, respectively. Our existing coal contracts provide for approximately 96% of our current projected requirements in 2021 and approximately 28% in total for the three-year period ending December 31, 2023. We have long-term coal contracts with two suppliers.

Pricing provisions in some of our long-term coal contracts allow for price changes under certain circumstances. Substantially all of our coal is currently mined in the state of Indiana, and all of our coal supply is mined by unaffiliated suppliers or third parties. Our goal is to carry a 25-50 day system supply of coal to offset unforeseen occurrences such as equipment breakdowns and transportation or mine delays. Our present inventory is within our target range.

Natural gas and fuel oil provided the remaining kWh generation in 2020. Natural gas is used in our steam boiler units at Harding Street Station, our CCGT at Eagle Valley and combustion turbines. IPL sources natural gas from the wholesale market delivered to our plants by interstate pipeline and local distribution companies. IPL holds firm pipeline transportation commitments on Texas Gas Transmission interstate pipeline and has firm redelivery contracts with the local distribution companies that serve IPL plants. IPL has established physical natural gas hedges for firm supply of approximately 96% of the expected consumption at Eagle Valley during the 2021 winter period, which price off the daily natural gas index for the respective physical hubs. We do not maintain a natural gas inventory; however, our experience has been that natural gas is readily available at liquid supply points on interstate pipelines, and we expect this availability to continue in the future. Fuel oil is used for start-up and flame stabilization in coal-fired generating units, as primary fuel in two older combustion turbines, and as an alternate fuel in two other combustion turbines.

As a result of the completion of the CCGT at the Eagle Valley Station in April 2018, the Harding Street Station refueling projects and the retirement of coal-fired units at Eagle Valley in the second quarter of 2016, we have experienced and expect to continue experiencing an increase in the percentage of generation from natural gas. The generation fuel mix from coal and natural gas will continue to change as the relative prices of the commodities change. Currently, approximately 52% of the total kWh we generate is from natural gas and approximately 48% is from coal.

Additionally, we meet the electricity demands of our retail customers with energy purchased under power purchase agreements and by purchases in MISO. We are committed under long-term power purchase agreements to purchase all energy from two wind projects that have a combined maximum output capacity of 300 MW. We have 96.4 MW of solar-generated electricity in our service territory under long-term contracts, of which 95.9 MW was in operation as of December 31, 2020. We also purchase up to 8 MW of energy from a combined heat and power facility located in Indianapolis, Indiana.

Total electricity sold to our retail customers in 2020 came from the following sources: 46.5% from IPL-owned natural gas-fired units, 37.8% from IPL-owned coal-fired steam generation, and 15.7% from power purchased under power purchase agreements (primarily wind and solar) and from the wholesale power market.

LEGAL PROCEEDINGS

In the normal course of business, we are subject to various lawsuits, actions, claims, and other proceedings. We are also from time to time involved in other reviews, investigations and proceedings by governmental and regulatory agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. We have accrued in our audited consolidated financial statements for litigation and claims where it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We believe the amounts provided in our Financial Statements, as prescribed by GAAP, for these matters are adequate in light of the probable and estimable contingencies. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various legal proceedings, claims and other matters (including those matters noted below), and to comply with applicable laws and regulations will not exceed the amounts reflected in our Financial Statements. As such, costs, if any, that may be incurred in excess of those amounts provided for in our Financial Statements cannot be reasonably determined, but could be material.
Please see “Business-Environmental Matters,” Note 2, “Regulatory Matters” and Note 10, “Commitments and Contingencies” to the Audited Consolidated Financial Statements of IPALCO, included in this prospectus, for a summary of significant legal proceedings involving us. We are also subject to routine litigation, claims and administrative proceedings arising in the ordinary course of business.

MANAGEMENT
DIRECTORS
Set forth below is certain information regarding each of IPALCO’s current directors as of the date of this prospectus1, including the qualifications of such persons to serve as directors. Directors are elected annually to serve until their successors are duly elected and qualified or until their earlier death, disqualification, resignation or removal from office. Please see “Corporate Governance-Nomination of Directors” below for a discussion of certain rights with respect to the nomination and election of directors held by certain of IPALCO’s shareholders.
Bernerd Da Santos, 57, has been a Director of IPALCO since January 2021. Mr. Da Santos has served as Executive Vice President and Chief Operating Officer of AES since December 2017. Previously, Mr. Da Santos held several positions at AES, including Chief Operating Officer and Senior Vice President from 2014 to 2017, Chief Financial Officer, Global Finance Operations from 2012 to 2014, Chief Financial Officer of Global Utilities from 2011 to 2012, Chief Financial Officer of Latin America and Africa from 2009 to 2011, Chief Financial Officer of Latin America from 2007 to 2009, Managing Director of Finance for Latin America from 2005 to 2007, and VP and Controller of La Electricidad de Caracas (’EDC’) (Venezuela). Prior to joining AES in 2000, Mr. Da Santos held a number of financial leadership positions at EDC. Mr. Da Santos serves as a director or officer of other AES affiliates, including as a Director of IPL,AES Gener, Companhia Brasiliana de Energia, AES Tietê, Compañia de Alumbrado Electrico de San Salvador, Empresa Electrica de Oriente, Compañia de Alumbrado Electrico de Santa Ana, AES Distributed Energy, and AES Mong Duong Power Company Limited. Mr. Da Santos brings extensive industry operational and finance experience to the Board. Mr. Da Santos holds a bachelor's degree with Cum Laude distinction in Business Administration and Public Administration from Universidad José Maria Vargas, a bachelor's degree with Cum Laude distinction in Business Management and Finance, and an MBA with Cum Laude distinction from Universidad José Maria Vargas.
Paul L. Freedman, 51, has been a Director of IPALCO since February 2015. Mr. Freedman joined AES in 2007 and has served as Executive Vice President, General Counsel and Corporate Secretary since February 2021. Prior to assuming his current position, Mr. Freedman was Senior Vice President and General Counsel of AES from February 2018 and Corporate Secretary from October 2018, Chief of Staff to the Chief Executive Officer from April 2016 to February 2018, Assistant General Counsel from 2014 to 2016, General Counsel North America Generation from 2011 to 2014, Senior Corporate Counsel from 2010 to 2011 and Counsel from 2007 to 2010. Mr. Freedman serves as a director or officer of other AES affiliates, including as a Director of AES U.S. Investments and DP&L. Mr. Freedman brings to the Board his legal and industry experience together with his experience at AES in a wide range of areas, including commercial transactions, financings, corporate strategy, regulatory and environmental matters, and corporate governance. Prior to joining AES, Mr. Freedman was Chief Counsel for credit programs at the U.S. Agency for International Development, and he previously worked as an associate at the law firms of White & Case and Freshfields. Mr. Freedman received a B.A. from Columbia University and a J.D. from the Georgetown University Law Center. He also is currently on the board of directors of the Business Council for International Understanding and the Coalition for Integrity.
Susan Harcourt, 38, has been a Director of IPALCO since November 2020. Ms. Harcourt has served as Chief of Staff to the CEO of AES since October 2018. Previously, Ms. Harcourt held several positions with AES, including Director, Mergers and Acquisitions from January 2012 to September 2018 and Project Manager, Business Development from July 2010 to December 2011. Ms. Harcourt is also a member of the Board of Directors of AES U.S. Investments and AES Tiete Energia S.A. Ms. Harcourt brings extensive experience in business development and strategy to the Board. Ms. Harcourt holds a B.A. in Economics and International Studies from Yale University, a Master of Arts in Energy, Resources, and the Environment from The Johns Hopkins University – Paul H. Nitze School of Advance International Studies, and an M.B.A. in Finance from The Wharton School. She is also currently on the board of directors of Youth For Understanding USA.
Lisa Krueger, 57, has been a Director of IPALCO since November 2018 and has served as Executive Chairman of the Board since November 2020. Ms. Krueger has served as President of the US SBU since September 2018, and as Executive Vice President of AES since February 2021. Previously, she was Senior Vice President of AES from September 2018. Ms. Krueger served as President and Chief Executive Officer of IPALCO and DPL, Interim President and Chief Executive Officer of IPL and DP&L, and President of AES U.S. Investments from June 2020 to November 2020. In addition, Ms. Krueger serves as a director or officer of other AES affiliates, including as
1 On March 9, 2021, Barry J. Bentley announced his retirement from the U.S. SBU, including his position as Vice President, U.S. Utilities and as a member of the Board of IPALCO, effective March 19, 2021. As of the date of this prospectus, he has not been replaced.

Executive Chairman of the Boards of IPL, DP&L, DPL, and AES U.S. Investments and as a Director of AES Clean Energy. Ms. Krueger brings extensive commercial, renewables development, and utility experience to the Board. Prior to joining AES, Ms. Krueger served as an energy consultant from July 2017 to August 2018, Chief Commercial Officer of Cogentrix Energy Power Management, LLC, the portfolio management company of Carlyle Power Partners, from January 2017 to June 2017, and President and CEO of Essential Power, LLC, a wholesale power generator and marketer with facilities throughout the Mid-Atlantic and New England, from March 2014 to June 2017. Ms. Krueger also served as Vice President - Sustainable Development of First Solar, one of the world’s largest photovoltaic manufacturers and system integrators, where she led the development and implementation of various domestic and internal strategic plans focused on market and business development and served as the President of First Solar Electric. Prior to First Solar, Ms. Krueger held a variety of executive level positions with Dynegy, Inc., including Vice President - Enterprise Risk Control, Vice President - Northeast Commercial Operations, Vice President - Origination and Retail Operations, and Vice President - Environmental, Health & Safety. She also held a variety of leadership roles at Illinois Power, including positions in transmission planning and system operations, generation planning and system operations, and environmental, health & safety. Ms. Krueger received a B.S. in Chemical Engineering from the Missouri University of Science and Technology and an M.B.A from the Jones Graduate School of Business at Rice University.
Frédéric Lesage, 54, has been a Director of IPALCO since September 2017. Mr. Lesage is also a member of the Board of Directors of AES U.S. Investments. Mr. Lesage brings extensive experience in strategic planning, general management and post-merger integration to the Board. Mr. Lesage joined CDPQ in 2017 and is currently Managing Director, Infrastructure. From 2015 to 2017, Mr. Lesage was the Chief Executive Officer of FL Investments and Advisory Inc., assisting businesses with strategic and organizational matters, and, from 2007 to 2014, he held various positions within TAQA - ABU Dhabi National Energy Co., an international energy and water operator, including Chief Strategy Officer, Regional President and Managing Director, and Group Vice-President, and served on the company’s Executive Committee. Previously, Mr. Lesage served as a management consultant and lawyer. Mr. Lesage holds a Bachelor’s degree in Law from Université De Montréal and an M.B.A. from Richard Ivey School of Business at Western University.
Kristina Lund, 43, has been a Director of IPALCO since November 2020. Ms. Lund has served as the President and CEO of IPALCO and IPL since November 2020. In addition, Ms. Lund has served as the President and CEO of AES U.S. Investments, DPL, and DP&L since November 2020. She previously served as Chief Product Officer, Carbon Free Energy for AES since April 2020. Prior to that, Ms. Lund served as the Chief Financial Officer for the AES Mexico, Central America and the Caribbean Strategic Business Unit (the “MCAC SBU”) from March 2018 to April 2020, where she was responsible for the financial affairs for AES businesses in five countries, and the Chief Financial Officer for the AES Eurasia Strategic Business Unit from April 2017 to March 2018, where she led the management of all financial matters for AES businesses in eight countries across Europe and Asia. She also served as the Vice President of the Corporate Strategy and Investment group of AES from April 2016 to March 2017 and the Chief of Staff to the AES Chief Executive Officer from August 2014 to March 2016. Since joining AES in 2006, Ms. Lund has held several other positions in AES’ finance, corporate development and investor relations groups. Ms. Lund also serves as director or officer of other AES affiliates, including as a Director of AES U.S. Investments, IPL, DPL and DP&L. Ms. Lund brings to the Board extensive experience in leadership, strategic planning and execution, communications and financial management. Ms. Lund holds a Bachelor’s degree in Economics from Wellesley College and an M.B.A from Harvard Business School.
Fady Mansour, 48, has been a Director of IPALCO since April 2020. Mr. Mansour is also a member of the Board of Directors of AES U.S. Investments. Mr. Mansour brings extensive experience in strategic planning, project development and integration, and deep financial expertise to the Board. Mr. Mansour joined CDPQ in 2020 and is currently a Senior Director in the infrastructure group. Prior to joining CDPQ, Mr. Mansour spent over 20 years in several senior management functions at Canadian National Railway Company (CN). CN is the largest freight railway in Canada, one of the largest in North America and the only railway that reaches all three North American costs (Pacific, Atlantic, and Gulf of Mexico). Mr. Mansour held senior management roles in the Corporate Strategy and Innovation group, Business Development group, and key financial roles in the Financial Planning and Financial Reporting groups. Mr. Mansour holds a Graduate Diploma in Accounting from Concordia University and is a CPA.
Marc Michael, 47, has been a Director of IPALCO since April 2019. Mr. Michael has managed a broad range of disputes for AES since 2005. In his current role as Chief Counsel, Global Dispute Resolution, of AES, Mr. Michael oversees material dispute resolution proceedings involving AES and its affiliates, including federal and state litigation, cross-border disputes, domestic and international commercial arbitration, and investment treaty arbitration. Mr. Michael also serves as a Director of AES U.S. Investments. Mr. Michael brings to the Board his legal and industry experience, including extensive experience in international law. Prior to joining AES, Mr. Michael worked as a litigation associate at the law firm Winston & Strawn LLP from September 1998 to February 2005. Mr. Michael received a B.A. from The Catholic University of America and a J.D. from The Catholic University of America, Columbus School of Law.
Gustavo Pimenta, 42, has been a Director of IPALCO since February 2018. Mr. Pimenta has served as Executive Vice President and Chief Financial Officer of AES since January 2019. Prior to assuming his current position, Mr. Pimenta served as the Chief Financial Officer for IPALCO and the US SBU and Vice President and Chief Financial Officer of IPL from March 2018 to November 2018 and Senior Vice President, Deputy Chief Financial Officer of AES from February 2018 to December 2018. Mr. Pimenta also serves as a director or officer of other AES affiliates, including as a Director of AES U.S. Investments, AES Gener and AES Clean Energy. Mr. Pimenta brings extensive experience in finance and accounting to the Board. Mr. Pimenta also served as the Chief Financial Officer for the MCAC SBU from December 2014 to February 2018. From 2009-2014, Mr. Pimenta held several senior management positions at AES in Brazil, including as Chief Financial Officer with responsibility for the listed companies AES Tiete Energia S.A. and AES Eletropaulo S.A. Prior to joining AES in 2009, Mr. Pimenta held various positions at Citigroup, including Vice President of Strategy and M&A in London and New York City. Prior to Citigroup, Mr. Pimenta served as Senior Auditor at KPMG. Over the years, Mr. Pimenta has successfully led several multi-billion dollar equity and debt capital markets transactions in the US and across Latin America. He holds a Bachelor’s degree in Economics from Universidade Federal de Minas Gerais and a Master’s degree in Economics and Finance from Fundação Getulio Vargas. He also participated in development programs in Finance, Strategy and Risk Management at New York University, University of Virginia’s Darden School of Business and Georgetown University. Mr. Pimenta is also a member of the board of J.M. Huber Corporation.
Kenneth J. Zagzebski, 61, has been a Director of IPALCO and IPL since March 2009 and served as Chairman of the Board of IPALCO and IPL from March 2018 to November 2020. Mr. Zagzebski also serves as a director or officer of other AES affiliates, including as a Director of AES U.S. Investments, DPL and DP&L. Mr. Zagzebski served as President and Chief Executive Officer of IPALCO from April 2011 to March 2018, Interim President and Chief Executive Officer of IPL from July 2015 to June 2016, and as President and Chief Executive Officer of IPL from April 2011 until June 2013 and Chief Executive Officer of IPL from April 2011 to March 2014. Mr. Zagzebski joined IPL as Senior Vice President of Customer Operations in September 2007 and was responsible for the Power Delivery, Customer Services and Enterprise Information Systems business groups. Mr. Zagzebski also led the successful project development activities at AES’ Southland Energy business from June 2018 to November 2020 and served as a Director of AES Clean Energy from July 2017 through August 2018, AES SUL, LLC from April 2012 through January 2013 and AES Eletropaulo S.A. from December 2011 through February 2013. Mr. Zagzebski has more than 30 years of industry experience in diverse executive management, business development and financial roles, including Vice President and Chief Operating Officer for Field Operations at Xcel Energy. His background also includes experience in international energy as Executive Director of NRG Energy Asia-Pacific region, from 1997 to September 1999 where he was responsible for the company’s Asia-Pacific investments. Mr. Zagzebski’s broad industry experience and extensive knowledge and understanding of IPL and IPALCO allow him to provide invaluable insight to the Board. Mr. Zagzebski has a Bachelor’s degree from the University of Wisconsin, Eau Claire, and an M.B.A. from the Carlson School of Management at the University of Minnesota. Mr. Zagzebski currently Chairs the Marian University Educators College Board of Visitors and serves on the Executive Committee of the Greater Indianapolis Progress Committee. He is also a member of the board of directors for the YMCA of Greater Indianapolis and the board of directors of the Central Indiana Corporate Partnership.

EXECUTIVE OFFICERS

Set forth below is certain information regarding each of our current executive officers as of March 1, 2021. IPALCO was acquired by AES in March 2001 and is currently a majority-owned subsidiary of AES U.S. Investments. IPL, which also does business as AES Indiana, is our primary operating subsidiary. AES manages its business through a strategic business unit (“SBU”) platform. AES businesses in the United States, including IPALCO and IPL, their Ohio sister companies, DPL and DP&L, and other generation companies (the “US SBU”) are part of the US and Utilities SBU; however, the US SBU is not a legal entity. AES U.S. Services, LLC (the “Service Company”), another subsidiary of AES, is a service company established in late 2013 to provide operational and corporate services on behalf of companies that are part of the US SBU, including among other companies, IPALCO and IPL. As a result of this structure, IPALCO and IPL do not directly employ all of the executives responsible for the management of our business.

Once elected, officers hold office until a successor is duly elected and qualified or until earlier death, resignation or removal from office. There are no family relationships among our Directors and Executive Officers.

Name	Age	Position
Kristina Lund	43	President and Chief Executive Officer, IPALCO and IPL
Barry J. Bentley	55	Vice President, U.S. Utilities Operations (until March 19, 2021)
Gustavo Garavaglia	35	Vice President and Chief Financial Officer
Jeremy Buchanan	36	Head of Human Resources
Judi L. Sobecki	49	Vice President and General Counsel
Ms. Lund also serves on the Board of IPALCO, and her biography is presented under “-Directors” above.
Jeremy Buchanan, 36, has served as the head of Human Resources for the US SBU since April 2020, which includes IPALCO and IPL, after joining AES in June 2015 as the Director of Human Resources for the US SBU. Prior to joining AES, Mr. Buchanan worked in Labor Relations for Norfolk Southern Corporation from September 2011 to June 2015, serving as Assistant Director from June 2014 to June 2015, and as Human Resources Manager for Georgia-Pacific LLC from March 2009 to September 2011. Mr. Buchanan received a B.S. in Marketing and a B.S. in Human Resources Management from Wright State University and a Masters of Professional Studies in Human Resources and Employment Relations from Penn State University.
Gustavo Garavaglia, 35, is Vice President and Chief Financial Officer of IPALCO and the US SBU and has served as Vice President and Chief Financial Officer of IPL since November 2018. Mr. Garavaglia also serves as Vice President and Chief Financial Officer of DP&L and DPL and serves as a director or officer of other AES affiliates, including as Vice President and Chief Financial Officer of AES U.S. Investments and as a Director of IPL. Previously, Mr. Garavaglia served as the Director of Financial Planning and Analysis and Development and Transactions for the MCAC SBU from April 2017 to November 2018. Mr. Garavaglia has held several other positions at AES, including as Senior Manager of Development and Transactions for AES MCAC from March 2015 to March 2017, Investment Analysis and Risk Manager for AES Brazil from November 2013 to February 2015, M&A Associate for AES from May 2013 to November 2013, and Strategic Planning Specialist for AES Brazil from June 2012 to April 2013. Mr. Garavaglia received a Bachelor’s degree in Electrical Engineering from University of Campinas (Unicamp) and a Master’s degree in Business from FGV Brazil, and is a CFA Charterholder.
Judi L. Sobecki, 49, serves as Vice President and General Counsel of IPALCO, IPL and the US SBU, overseeing all legal and regulatory matters for AES’ two U.S. electric utilities (IPL and DP&L) and other generation assets located in the U.S. Ms. Sobecki also serves as Vice President and General Counsel of DPL and DP&L, leads the regulatory affairs teams at IPL and DP&L and serves as an officer of other AES affiliates, including as Vice President and General Counsel of AES U.S. Investments. Previously, Ms. Sobecki served as Assistant General Counsel, Regulatory for the US SBU from July 2013 to February 2015. In that role, she supported all of AES’ U.S. businesses in connection with state public utility commission regulatory matters. Ms. Sobecki joined DP&L in 2007 as Senior Counsel, leading the legal regulatory efforts for DP&L. Prior to joining DP&L, Ms. Sobecki spent over 10 years in a private law practice as a civil trial lawyer, with many of those years representing DP&L in a variety of matters. Ms. Sobecki received a B.S. from Kent State University and a J.D. from Case Western Reserve University

CORPORATE GOVERNANCE

Code of Ethics
The AES Code of Conduct (“Code of Conduct”), adopted by the AES Board of Directors, governs, as a requirement of employment, the actions of AES employees, including employees of its subsidiaries and affiliates, including the CEO, CFO and Controller of IPL and IPALCO. The Ethics and Compliance Department of AES provides training, information, and certification programs for employees of AES and its subsidiaries (including IPL and IPALCO) related to the Code of Conduct. The Ethics and Compliance Department also has programs in place to prevent and detect criminal conduct, promote an organizational culture that encourages ethical behavior and a commitment to compliance with the law, and to monitor and enforce AES policies on corruption, bribery, money laundering and associations with terrorist groups. The Code of Conduct is located in its entirety on the AES website (https://www.aes.com/ethics-compliance). Any person may obtain a copy of the Code of Conduct without charge by making a written request to: Corporate Secretary, IPALCO Enterprises, Inc., One Monument Circle, Indianapolis, IN 46204. If any amendments (other than technical, administrative or other non-substantive amendments) to, or waivers from, the Code of Conduct are made, in each case relating to the CEO, CFO and Controller of IPL and IPALCO, AES will disclose such amendments or waivers on its website (www.aes.com). Note, the information contained on or accessible through the AES website is not incorporated by reference into this prospectus or the Annual Report on Form 10-K.
Corporate Governance
The Board has not established any committees, including an audit committee, a compensation committee or a nominating committee, or any committee performing similar functions. The functions of those committees are undertaken by the Board. The Board may designate from among its members an executive committee and one or more other committees in the future.
IPALCO’s securities are not quoted on a securities exchange. IPALCO is not required by law, rule, or regulation to have a majority or any portion of the Board be independent. IPALCO is also not required by law, rule, or regulation to establish or maintain an Audit Committee or other Board committee, or to disclose whether any Board member qualifies as an “audit committee financial expert” under applicable SEC rules.
Nomination of Directors
As of March 1, 2021, IPALCO had not effected any material changes to the procedures by which shareholders may recommend nominees to the Board. IPALCO’s Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws do not provide formal procedures for shareholders to recommend nominees to the Board. Except as described below, the Board has determined that it is in the best position to evaluate IPALCO’s requirements as well as the qualifications of each candidate when the Board considers a nominee for a position on the Board.
AES U.S. Investments, IPALCO and CDPQ are parties to a Shareholders’ Agreement dated February 11, 2015 (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides AES U.S. Investments the right to nominate nine directors of the IPALCO Board and CDPQ the right to nominate two directors of the IPALCO Board. See exhibit 10.7.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this compensation discussion and analysis (this “CD&A”) is to provide information about the material elements of compensation that were paid or awarded to, or earned by, our named executive officers (“NEOs”) in 2020. The compensation paid to our NEOs in 2020 is set forth in the Summary Compensation Table (2020, 2019, and 2018) (the “Summary Compensation Table”) below. Our NEOs for 2020 are*:

•Kristina Lund, President and Chief Executive Officer

•Lisa Krueger, President and Chief Executive Officer (from June 2020 to November 2020)

•Barry J. Bentley, Interim President and Chief Executive Officer (from January 2020 to June 2020) and Vice President, U.S. Utilities Operations (until March 19, 2021)

•Gustavo Garavaglia, Vice President and Chief Financial Officer

•Mark E. Miller, Chief Operating Officer (until November 2020)

•Judi L. Sobecki, Vice President and General Counsel

•Jeremy Buchanan, Head of Human Resources

* IPALCO had five individuals serving as its executive officers at the end of December 31, 2020 (Ms. Lund, Mr. Bentley, Mr. Garavaglia, Ms. Sobecki, and Mr. Buchanan).

In this CD&A, explanations of how non-GAAP measures are calculated from the audited financial statements are either included under the heading “Non-GAAP Measures” or in the description of the applicable program in this prospectus.

Background
AES Family of Companies
In order to better understand our compensation programs for our NEOs, we think that it is helpful to describe how the management of IPALCO is operated within the AES family of companies. IPALCO was acquired by AES in March 2001, is a majority-owned subsidiary of AES U.S. Investments, and has a minority interest holder, CDPQ, as of February 11, 2015. IPL is our primary operating subsidiary. Most of the key members of our management team are employed by other AES companies and perform roles for both IPALCO and other AES entities.
AES manages its business through a strategic business unit platform. AES’ businesses in the United States, including IPALCO and IPL, are part of the US SBU; however, the US SBU is not a legal entity. AES also has an indirectly wholly-owned subsidiary, the Service Company, which was established in late 2013. The Service Company provides services, including operations, accounting, legal, human resources, information technology and other corporate services on behalf of companies that are part of the US SBU, including, among other companies, IPALCO and IPL. As a result of this structure, IPALCO and IPL do not directly employ all of the executives responsible for the management of our business. In 2020, our NEOs were all executive officers of one or more of IPALCO, IPL and the Service Company.
The Service Company allocates the costs for services provided based on cost drivers designed to result in fair and equitable allocations pursuant to a Cost Alignment and Allocation Manual (the “CAAM”). As a result, the costs associated with our executive compensation for those officers performing work for other entities are also allocated pursuant to the terms of the CAAM, based on the amount of time that each executive officer devotes to our business as described under "Certain Relationships, Related Transactions and Director Independence.” The executive compensation reported in this prospectus reflects the entire compensation paid or awarded to, or earned by, each NEO for their services on behalf of one or more of IPALCO, IPL, the Service Company, AES and other AES affiliated entities and not just the portion of such compensation that is allocated to IPALCO and IPL.
Ms. Krueger Compensation Processes
Prior to and during her service as President and Chief Executive Officer of IPALCO, Ms. Krueger also served as Senior Vice President of AES during 2020. Accordingly, all of her 2020 compensation was determined in accordance with AES’ compensation practices and policies for AES executive officers, as described in AES’ Proxy Statement for the 2020 Annual Meeting of Stockholders filed with the SEC on March 3, 2021. For purposes of this CD&A, unless otherwise indicated, we are describing executive compensation processes and procedures applicable to the NEOs whose compensation was determined for the US SBU for fiscal 2020.
Our Executive Compensation Philosophy and Objectives
Our compensation philosophy is consistent with AES’ compensation philosophy, which emphasizes pay-for-performance. Our compensation philosophy is to provide compensation opportunities to each of our NEOs that are commensurate with his or her position, experience, and scope of responsibilities, to furnish incentives sufficient for each NEO to meet and exceed short-term and long-term corporate objectives and to provide executive compensation and incentives that will attract, motivate, and retain a highly skilled management team.
Consistent with this philosophy and our goal of aligning our executives’ compensation with Company performance, the key features of our executive compensation program include the following:
•Our compensation program allocates a significant portion of each applicable NEO’s total compensation to short- and long-term performance goals. As such, payouts are dependent upon the strategic, financial, and operational performance of AES and the US SBU, which includes IPALCO and IPL, and the performance of the AES stock price;
•Our compensation program is continually reviewed to ensure that it meets our objectives and executive compensation philosophy and remains competitive; and
•We generally do not provide perquisites to our NEOs, with the exception of relocation related expenses for international assignments under certain circumstances.
In order to meet these objectives, our total compensation structure includes a mix of short-term compensation, in the form of base salaries and annual cash bonuses, and long-term compensation, in the form of AES equity-based and cash-based performance awards. As part of their total compensation packages, Ms. Sobecki participates in the retirement program of DP&L, The Dayton Power and Light Company Retirement Income Plan (the “DP&L Retirement Income Plan”), and Mr. Bentley participates in the retirement program of IPL, the Employees’ Retirement Plan of Indianapolis Power & Light Co. (the “IPL Retirement Plan”), as more fully described herein.

Our Compensation Process
The Chief Operating Officer of AES (the “AES COO”) and the Chief Human Resources Officer of AES (the “AES CHRO”, and together with the AES COO, the “Executive Compensation Review Team”) have the responsibility of reviewing and administering compensation for the officers of the Service Company, IPALCO, and IPL, including our NEOs. The Executive Compensation Review Team, with assistance from the US SBU human resources team, determines the appropriate pay grade for our NEOs at the date of hire based upon each individual’s position, responsibilities, skills and experience, and reassesses each NEO’s position within the applicable pay grade at the end of each year.
The pay grades comprising our compensation framework are established by the AES human resources team and include specific base salary ranges and short-term bonus and long-term compensation targets for each pay grade. The AES human resources team uses survey data from Willis Towers Watson and other sources with regard to looking at the overall pay structure at a high level. The structure is compared annually to market data from various sources, including Willis Towers Watson’s survey data, to assess the external competitiveness of the base salary ranges and incentive targets for the pay grades. During our performance review cycle, the Executive Compensation Review Team measures the specific amount and resulting incentive compensation for each of our NEOs based on (i) the operational and financial performance of the US SBU and AES and (ii) the NEO’s target opportunity for his or her applicable pay grade.
Awards of short-term compensation are made in the form of annual cash bonuses to our NEOs under the AES Performance Incentive Plan (the “PI Plan”) and are determined by the Executive Compensation Review Team in the first quarter of the year following the review period as described below. Awards of long-term compensation are made to our NEOs under the AES 2003 Long Term Compensation Plan, as amended and restated (the “LTC Plan”), and are determined by the Board of Directors of AES based upon the recommendations of the Executive Compensation Review Team in the last quarter of each year as described below.
The use and weight of cash versus non-cash, fixed versus variable, and short- versus long-term components of executive compensation is generally dictated by the applicable pay grade for each NEO, as described above. As we are not subject to the federal proxy rules, we are not required to hold a shareholder advisory vote on our executive compensation, or a “Say-on-Pay” vote, or the related “Say-on-Frequency” vote.
Elements of Compensation
The fundamental elements of our compensation program are:
•base salary;
•performance-based, short-term annual cash bonuses under the PI Plan;
•cash-based incentive awards granted under the LTC Plan;
•equity incentive awards granted under the LTC Plan in AES equity, for which there is a public market; and
•other broad-based benefits, such as retirement and health and welfare benefits.
The pay grades comprising our compensation framework provide allocations of cash versus equity compensation and short- and long-term compensation. The Executive Compensation Review Team sets each individual element of total compensation within the parameters of the pay grade applicable to each particular NEO, as set forth below.
2020 Compensation Determinations
Base Salary
Base salary represents the “fixed” component of our executive compensation program for our NEOs. We provide our NEOs with base salaries in order to provide fixed cash compensation that is competitive and reflects experience, responsibility, and expertise. Base salaries are reviewed annually in the last quarter of each year and are adjusted as appropriate within the base ranges of the applicable pay grade. Base salary is also reviewed for an executive officer if there is a promotion or a newly appointed executive officer. Internal company salary guidance regarding annual base pay adjustments is also taken into consideration, and adjustments to base salaries are made when needed to reflect individual performance and retention considerations, and to address internal equity. Please see the “Salary” column of the Summary Compensation Table below for the base salary amounts paid to our NEOs for the years indicated.

2020 Performance Incentive Plan Payouts
In addition to base salaries, in 2020 we provided performance-based, annual cash bonuses under the PI Plan. Each pay grade has a corresponding PI Plan target opportunity, which is assessed annually. Each NEO's opportunity corresponds to the opportunity applicable to his or her pay grade. These awards are paid based on the achievement of AES and US SBU measures in three performance categories: Safety, Financial, and Strategic objectives (as described in the tables below), which were established in early 2020. The PI Plan is structured in a manner that provides our NEOs with a direct incentive to achieve such objectives, with (i) 25% based on the achievement of the AES goals and 75% based on the achievement of the US SBU goals for Mr. Bentley, Mr. Garavaglia, and Ms. Sobecki, (ii) 50% based on the achievement of the AES goals and 50% based on the achievement of the US SBU goals for Ms. Krueger, (iii) 100% based on the achievement of AES goals for Ms. Lund, which was determined at the time Ms. Lund was working within AES but outside of the US SBU, and (iv) 100% based on the achievement of US SBU goals for Mr. Buchanan.
In 2020, payments under the PI Plan were determined based on the AES and US SBU 2020 performance measures as described in the tables below (the AES performance measures were approved by the AES Compensation Committee of its Board of Directors) (the “AES Compensation Committee”). Performance measures for the US SBU were based upon the Executive Compensation Review Team’s and US SBU leadership’s business goals for the US SBU, including IPALCO and IPL, for 2020. The Executive Compensation Review Team approved performance measures and objectives across all three categories that it considered to be challenging, but achievable, with US SBU leadership and CDPQ providing input with regard to objectives applicable to IPALCO and IPL. Targets for the 2020 financial measures for AES and the US SBU were based on the 2020 financial budget as well as strategic objectives. Individual awards are paid out at 0-200% of the target applicable to each pay grade depending on scores achieved relative to the performance measures.
AES 2020 Actual Results: The AES Compensation Committee determined to pay the 2020 AES corporate performance score based on actual results of the pre-established performance measures as shown below. As a result, the AES performance score for 2020 was determined to be 109%, as follows:

Strategic Goal & Weight		Measure	2020 Target	2020 Actuals	Payout Factor
Safety	5%	Serious Safety Incidents	No Incidents	1 incident	0%
	5%	Non-Injury SIP Rate	0.95	1.733	118%
		Safety Meeting	95.0%	98.9%
		Safety Walks	29,399	39,331
Financials	60%	Adjusted EPS - 30%[2]	$1.44	$1.44	100%
		Parent Free Cash Flow - 20%[2]	$750M	$777M	136%
		Investment Grade - 10%	Achieve Investment Grade from S&P	Achieved	100%
Green Growth	30%	Growth - 5% Decarbonization – 5% Fluence MW Additions – 5%	3,000 MW 3,000 $750 Order Intake	3,017 MW 4,433 $879	101% 148% 117%
Customer Centricity		New Solutions – 5%	Expansion of Key Customer Relationships & One New Solution w/$10B of Total Addressable Market	Expansion of Relationships Achieved 2 New Solutions; TAM of $14B	100% 140%
New Business Models		Strategic Capital Initiatives – 5%	$1B through Clean Energy or 3rd Party Fluence EV of $750M	$908M of 3rd Party Financing Fluence EV of $1.025B	91% 137%
Leading Technology		Digital & Synergies - 5%	$50M in run rate savings	$64M	128%

AES Overall Corporate Performance Score - 109%1

1 The AES Corporate Performance score is rounded to the nearest whole number.
2 Assuming the threshold financial requirement for each measure is met, the score ranges from 50% to 200%: a 50% score corresponds to actual results at 90% of the target goal, and a 200% score corresponds to actual results at 110% of the target goal.
US SBU 2020 Performance: The Executive Compensation Review Team determined to pay the 2020 US SBU performance score based on actual results of the pre-established performance measures for the US SBU as shown below. As a result, the US SBU performance score for 2020 was determined to be 104%, as follows:

Strategic Goal & Weight		Measure	2020 Target	2020 Actuals	Payout Factor
Safety	5%	Serious Safety Incidents	No Incidents	No incidents	100%
	5%	Non-Injury SIP Rate	1.2	1.649	114%
		Safety Meeting	95.0%	98.5%
		Safety Walks	4,589	7,910
Financials[2]	45%	Adjusted Pre-Tax Contribution - 22.5%	$294.3M	$274.0M	91%
		Subsidiary Distributions - 22.5%	$329.0M	$336.1M	105%
Green Growth	20%	US SBU 2020 Decarbonization DPL Strategy Execution IPL Strategy Execution	Reduced Total US SBU Coal MWHrs Execute on Strategy Execute on Strategy	39.6% 114% 100%	97% 114% 100%
Customer Centricity	5%	Non-Utility Generation Management (CA)	Select US SBU California Plants, w/ $361.0M hedged value	$391.0M	108%
New Business Models	5%	Expansion of Key Customer Relationships	10 TWhr	10.5 TWhr	120%
Leading Technology	5%	Digital Initiatives	$26.6M of annual savings	$34.0M	128%
Operations and Construction	10%	Operational KPIs - 5%[3] Construction KPIs - 5%	100% On Time/on Budget	100.5% 107.9%	100% 108%

US SBU Overall Performance Score - 104%1
1 The US SBU Performance score is rounded to the nearest whole number.
2 Assuming the threshold financial requirement for each measure is met, the score ranges from 0% to 200%: 50% score corresponds to actual results at 85% of the target goal, and a 200% score corresponds to actual results at 110% of the target goal
3 KPIs and weights for generation businesses are as follows: Commercial Availability 36.2%, Equivalent Forced Outage Factor 30.7%, Equivalent Availability Factor 19.2%, and Heat Rate 13.9%. KPIs and weights for distribution businesses are as follows: System Average Interruption Duration Index 50.0%, System Average Interruption Frequency Index 30.0%, Customer Satisfaction Index 10.0%, and Days Sales Outstanding 10.0%.
As described above, Mr. Bentley, Mr. Garavaglia, and Ms. Sobecki receive bonus amounts based on a bonus payout factor formula that considered both AES corporate performance (25%) and US SBU performance as a whole (75%), the latter of which includes IPALCO and IPL. Ms. Krueger’s payout factor formula equally weighed AES corporate performance (50%) and US SBU performance (50%), Ms. Lund’s payout factor weighed AES corporate performance (100%), and Mr. Buchanan’s payout factor weighed US SBU performance (100%). The Executive Compensation Review Team approved the annual incentive payout as a percent of the target for each of the NEOs below based on the AES Corporate Performance Score and US SBU Performance Score (and, in the case of Ms.

Krueger, as an executive officer of AES as well, her bonus payout was approved by the AES Compensation Committee).
The following table sets forth the amounts of the annual incentive cash awards under the PI Plan earned by our NEOs in 2020, which were paid in early 2021.

			Actual 2020 Annual Incentive Cash Award
NEO	2020 Target Annual Incentive ($)	2020 Target Annual Incentive (% of base salary)	Dollar Value ($)	% of Target Annual Incentive
Kristina Lund	$216,000	60%	$235,440	109%
Lisa Krueger	$400,000	80%	$428,000	107%
Barry J. Bentley	$150,591	50%	$150,215	100%
Gustavo Garavaglia	$125,213	45%	$131,786	105%
Mark E. Miller	$150,000	50%	$157,875	105%
Judi L. Sobecki	$139,725	50%	$147,061	105%
Jeremy Buchanan	$56,965	35%	$59,244	104%

2020 Discretionary Bonuses
In connection with the performance of the US SBU and the individual contributions of the NEOs in 2020, the Executive Compensation Review Team determined it was appropriate to grant certain of the NEOs discretionary bonus amounts as set forth in the table below. These discretionary bonuses were paid to the NEOs in the first quarter of 2021.

NEO	2020 Special Bonus Amount ($)
Kristina Lund	$23,544
Gustavo Garavaglia	$19,408
Mark E. Miller	$15,375
Judi L. Sobecki	$21,657
Jeremy Buchanan	$5,925

Long Term Compensation Elements
AES grants a mix of cash- and equity-based awards under the LTC Plan. These awards help the Company to attract and retain key individuals who are critical to the success of our business and align the interests of our NEOs with those of AES’ stockholders over the long term. Grants to our NEOs under the LTC Plan, whether in cash or stock, vest over a three-year period or based on a three-year performance period and are determined based on a percentage of the individual’s base salary. In 2020, our NEOs other than Ms. Krueger received awards as follows: 50% in the form of cash-settled Performance Units (“PUs”) and 50% in the form of AES stock-settled Restricted Stock Units (“RSUs”). Ms. Krueger received awards as follows: 40% in the form of cash-settled Performance Cash Units (“PCUs”), 40% in the form of AES stock-settled Performance Stock Units (“PSUs”), and 20% in the form of AES stock-settled RSUs.
Performance Units (PUs) (all NEOs except Ms. Krueger)
PUs represent the right to receive a cash-based payment subject to performance- and service-based vesting conditions. PUs granted in 2020 are eligible to vest subject to AES’ three-year cumulative Parent Free Cash Flow performance. Parent Free Cash Flow is a strategically important metric to AES as it reflects the ability of AES’ businesses to generate cash for AES investors that can be either reinvested in the business or paid to investors through dividends, and additionally is a key metric for ratings agencies. A description of how Parent Free Cash Flow is calculated from AES’ audited financial statements is described in “Non-GAAP Measures” below.
The Parent Free Cash Flow target is set for the three-year performance period and is subject to pre-defined, objective adjustments during the three-year performance period based on changes to AES’ portfolio, such as an asset divestiture or sale of a portion of equity in a subsidiary.
The value of each PU is equal to $1.00, and the number of PUs that vest depends upon the level of Parent Free Cash Flow achieved over the three-year measurement period. If a threshold level of Parent Free Cash Flow is achieved, a percentage of the units vest and are settled in cash in the calendar year that immediately follows the end of the performance period.

The following table illustrates the vesting percentage at each Parent Free Cash Flow level for targets set for the 2020-2022 performance period:

Performance Level	Vesting Percentage
Below 90% of Performance Target	0%
Equal to 90% of Performance Target	50%
Equal to 100% of Performance Target	100%
Equal to or Greater Than 110% of Performance Target	200%

Between the Parent Free Cash Flow levels listed in the above table, straight-line interpolation is used to determine the vesting percentage for the award. The ability to earn PUs is also generally subject to the continued employment of the NEO. The AES Compensation Committee approved a Parent Free Cash Flow target for the 2020 PUs that is believed by the AES Compensation Committee to be challenging, but achievable.
Performance Stock Units Based on Parent Free Cash Flow (PSUs) (Ms. Krueger only)
PSUs represent the right to receive a single share of AES Common Stock subject to performance- and service-based vesting conditions. PSUs granted in 2020 are eligible to vest subject to AES’ three-year cumulative Parent Free Cash Flow. See “Performance Units (PUs) (All NEOs except Ms. Krueger)” above for a description of Parent Free Cash Flow.
The final value of the PSU award depends upon the level of Parent Free Cash Flow achieved over the three-year measurement period as well as AES’ share price performance over the period since the award is stock-settled. If a threshold level of Parent Free Cash Flow is achieved, units vest and are settled in the calendar year that immediately follows the end of the performance period.
The PSUs vest based upon the same performance level vesting schedule as the PUs. See “Performance Units (PUs) (All NEOs except Ms. Krueger)” above for a table illustrating the vesting percentage at each Parent Free Cash Flow level for targets set for the 2020-2022 performance period. which were the same for the PUs and the PSUs.
Performance Cash Units Based on AES Total Stockholder Return (PCUs) (Ms. Krueger only)
PCUs represent the right to receive a cash-based payment subject to performance- and service-based vesting conditions. PCUs granted in 2020 are eligible to vest subject to AES’ Total Stockholder Return from January 1, 2020 through December 31, 2022 relative to companies in three different indices. The indices and their weightings are as follows:
• S&P 500 Utilities Index - 50%
• S&P 500 Index - 25%
• MSCI Latin America Emerging Markets Index - 25%
AES uses Total Stockholder Return as a performance measure to align its NEOs’ compensation with its Stockholders’ interests since the ability to earn the award is linked directly to stock price and dividend performance over a period of time.
Total Stockholder Return is defined as the appreciation in stock price and dividends paid over the performance period as a percentage of the beginning stock price. To determine share price appreciation, AES uses a 90-day average stock price for AES relative to the S&P 500 Utilities Index companies, the S&P 500 Index companies, and the MSCI Latin America Emerging Markets Index companies at the beginning and end of the three-year performance period. This avoids short-term volatility impacting the calculation.
The value of each PCU is equal to $1.00, and the number of PCUs that vest depend upon AES’ percentile rank against the companies in each of the indices. If AES’ Total Stockholder Return is above the threshold percentile rank established for the performance period, a percentage of the units vest and are settled in cash in the calendar year that immediately follows the end of the performance period. The following table illustrates the vesting percentage at each percentile rank for the 2020-2022 performance period:

AES 3-Year Total Stockholder Return Percentile Rank	Vesting Percentage
Below 30th percentile	0%
Equal to 30th percentile	50%
Equal to 50th percentile	100%
Equal to 70th percentile	150%
Equal to or Greater Than 90th percentile	200%

Between the percentile ranks listed in the above table, straight-line interpolation is used to determine the vesting percentage for the award. The ability to earn these PCUs is also generally subject to the continued employment of the AES NEO
Restricted Stock Units (RSUs) (All NEOs)
RSUs represent the right to receive a single share of AES Common Stock subject to service-based vesting conditions. AES grants RSUs to assist in retaining executives and also to increase their ownership of AES Common Stock, which further aligns executives’ interests with those of AES stockholders. RSUs vest based on continued service with AES and its subsidiaries in three equal installments, beginning on the first anniversary of the grant date. Each NEO other than Ms. Krueger received 50% of his or her 2020 long-term compensation in the form of RSUs. Ms. Krueger received 20% of her 2020 long-term compensation in the form of RSUs. Further details on 2020 RSU grants can be found in the Grants of Plan-Based Awards (2020) Table in this prospectus.
2020 Long Term Compensation Grants
As in previous years, the allocation of long-term compensation components granted in 2020 was based on a review of market practice conducted by AES and is aligned with the objective of fostering the long-term corporate performance of AES, as our parent company, and rewarding individual performance.
The following table sets forth the aggregate target grant value for grants under the LTC Plan made to our NEOs in 2020.

	February 2020 Long-Term Compensation Aggregate Target Grant Value
Name	As % of Base Salary*	Dollar Amount
Kristina Lund	65%	$174,462
Lisa Krueger	150%	$625,500
Barry J. Bentley	50%	$146,206
Gustavo Garavaglia	50%	$132,500
Mark E. Miller	50%	$136,060
Judi L. Sobecki	50%	$135,000
Jeremy Buchanan	35%	$53,362

As discussed under “Our Compensation Process” above, the long-term compensation target grant values are generally guided by each NEOs applicable AES pay grade (and in the case of the RSUs are rounded down to the nearest whole share at the time of grant). Further detail on all long-term compensation grants to our NEOs can be found in the Summary Compensation Table and the Grants of Plan-Based Awards (2020) Table in this prospectus.
Prior Year PUs Vesting in 2020
All of the NEOs with the exception of Ms. Krueger, Mr. Garavaglia and Mr. Buchanan received a grant of PUs in February 2018 for the January 1, 2018 through December 31, 2020 performance period (the “2018-2020 PUs”). For the 2018-2020 PUs, performance was based on AES’ Proportional Free Cash Flow performance during the 2018-2020 period.
The 2018-2020 PUs paid out at 100.6% of target based on AES’ actual Proportional Free Cash Flow results of $4,3274M, which was 100.1% of the target Proportional Free Cash Flow. As previously disclosed the performance scale for these awards was 100% vesting for performance equal to 100% of target, 50% for performance equal to 87.5%, and 200% for performance equal to or greater than 125%. The performance payout level is derived using straight-line interpolation: for every one percentage point performance is above the target goal, the payout is increased by approximately four percentage points. The total payout for this award for the NEOs, is shown in the following table:

NEO	Target Number of Performance Units	% of Target Value Based on Proportional Free Cash Flow	Final Vested Value
Kristina Lund	78,000	100.6%	$78,468
Barry J. Bentley	71,250	100.6%	$71,678
Mark E. Miller	66,306	100.6%	$66,704
Judi L. Sobecki	60,000	100.6%	$60,360

Further details regarding the 2018-2020 PU payouts can be found in the Summary Compensation Table in this prospectus.
Other Relevant Compensation Elements and Policies
Perquisites
We generally do not provide any perquisites to our NEOs, with the exception of relocation related expenses for international assignments under certain circumstances.
Retirement and Other Broad-Based Employee Benefits
Our NEOs, as well as our other employees, are eligible for the following benefits: participation in a defined contribution (401(k)) plan, group health insurance (including medical, dental, and vision), long- and short-term disability insurance, basic life insurance and paid time off. Ms. Sobecki participates in the DP&L Retirement Income Plan and Mr. Bentley participates in the IPL Retirement Plan. Our NEOs are eligible to participate in the AES Restoration Supplemental Retirement Plan (the “RSRP”), a nonqualified deferred compensation plan, which is intended to restore benefits that are limited under our broad-based retirement plans due to statutory limits imposed by the United States Internal Revenue Code (the “Code”). The RSRP’s objectives are consistent with our philosophy to provide competitive levels of retirement benefits and retain talented executives. The RSRP does not contain any enhanced or special benefit formulas for our NEOs. Contributions to the RSRP made in 2020 are included in the All Other Compensation column of the Summary Compensation Table in this prospectus. Additional information regarding the RSRP is contained in the “Narrative Disclosure Relating to the Non-Qualified Deferred Compensation Table” in this prospectus.
Severance and Change in Control Arrangements
AES maintains certain severance and change in control arrangements, including The AES Corporation Amended and Restated Severance Plan (the “Severance Plan”) and The AES Corporation Amended and Restated Executive Severance Plan (the “Executive Severance Plan,” and together with the Severance Plan, the “Severance Plans”) and change in control provisions in the long-term compensation award agreements. Upon a change in control of AES, the unvested portion of all outstanding awards will vest only upon a double-trigger (at target performance levels for performance awards). The double-trigger only allows for vesting if a qualifying termination occurs in connection with the change in control. In addition, all NEOs are entitled to payments and benefits under the Severance Plans, in the event of qualifying terminations of employment, both related and unrelated to a change in control, as provided in the Benefits Schedule included therein. Finally, upon a termination of service or in the event of a change in control, participants’ account balances in the RSRP (described in the Nonqualified Deferred Compensation (2020) Table below) would be paid out, either as a lump-sum payment or according to the participant’s election. Please see “Potential Payments Upon Termination or Change in Control (2020)” below for a more detailed summary of these payments and benefits.
Clawback Policy
AES has adopted a “clawback policy” which provides the AES Compensation Committee with the discretion to seek the reimbursement of any annual incentive payment or long-term compensation award, as defined under the policy, from certain executives of AES and its affiliates, including our NEOs, when:
•The initial payment was calculated based upon achieving certain financial results that were subsequently the subject of a material restatement of AES’ financial statements;
•The AES Compensation Committee, in its discretion, determines that the executive engaged in fraud or willful misconduct that caused, or substantially caused, the need for the restatement; and
•A lower payment would have been made to the executive based upon the restated financial results.

In each such instance, the AES Compensation Committee has the discretion to determine whether it will seek recovery from the individual executive and has discretion to determine the amount.
Employment Agreements and Other Arrangements
Our NEOs do not have any employment agreements or other arrangements, except as disclosed herein or in “Potential Payments Upon Termination or Change in Control (2020).”
Prohibition Against Hedging and Pledging
The AES Securities Trading Policy prohibits AES’ and its subsidiaries’ employees (including officers) and directors from engaging in hedging transactions with respect to AES’ equity securities including, without limitation, the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or speculate, or are designed to hedge or speculate, on any change in the market value of AES’ equity securities. AES additionally prohibits AES’ and its subsidiaries’ employees (including officers) and directors from pledging AES securities in any circumstance, including by purchasing AES securities on margin or by holding AES securities in a margin account.
Non-GAAP Measures
In this CD&A, we reference certain non-GAAP measures, including Adjusted Earnings Per Share (Adjusted EPS), Adjusted Pretax Contribution (Adjusted PTC), Subsidiary Distributions, Proportional Free Cash Flow, and Parent Free Cash Flow, which are publicly disclosed in AES’ periodic filings with the SEC or in other materials posted on the AES website. These measures are described below.
Adjusted Earnings Per Share (Adjusted EPS).

Reconciliation of Adjusted EPS
Year Ended Dec. 31, 2020
Diluted earnings per share from continuing operations	$0.06
Unrealized derivative and equity security losses	$0.01
Unrealized foreign currency losses (gains)	$(0.01)
Disposition/ acquisition losses (gains)	$0.17
Impairment expense	$1.39
Loss on extinguishment of debt	$0.33
Net gains from early contract terminations	$(0.27)
U.S. Tax Law Reform Impact	$0.02
Less: Net income tax expense (benefit)	$(0.26)
Adjusted EPS	$1.44

Parent Free Cash Flow.

Reconciliation of Parent Free Cash Flow[1]
$ in Millions	Year Ended Dec. 31, 2020
Net Cash Provided by Operating Activities at the Parent Company[2]	$434
Subsidiary Distributions to QHCs Excluded from Schedule 1[3]	$198
Subsidiary Distributions Classified in Investing Activities[4]	$238
Parent-Funded SBU Overheard and Other Expenses Classified in Investing or Financing Activities[5]	$(85)
Other	$(8)
Parent Free Cash Flow[1]	$777

1 Parent Free Cash Flow (a non-GAAP financial measure) should not be construed as an alternative to Consolidated Net Cash Provided by Operating Activities, which is determined in accordance with U.S. GAAP. Parent Free Cash Flow is the primary, recurring source of cash that is available for use by AES (the “Parent Company”). Parent Free Cash Flow is equal to Subsidiary Distributions less cash used for interest costs, development, general and administrative activities, and tax payments by the Parent Company. Management uses Parent Free Cash Flow to determine the cash available to pay dividends, repay recourse debt, make equity investments, fund share buybacks, pay Parent Company hedging costs and make foreign exchange settlements. We believe that Parent

Free Cash Flow is useful to investors because it better reflects the Parent Company’s cash available to make growth investments, pay shareholder dividends, and make principal payments on recourse debt. Factors in this determination include availability of subsidiary distributions to the Parent Company and AES’ investment plan.
2 Refer to "Schedule 1 - Condensed Financial Information of Registrant” accompanying the financial statements included elsewhere in this prospectus.
3 Subsidiary distributions received by Qualified Holding Companies (“QHCs”) excluded from Schedule 1. Subsidiary Distributions should not be construed as an alternative to Consolidated Net Cash Provided by Operating Activities, which is determined in accordance with U.S. GAAP. Subsidiary Distributions are important to the Parent Company because the Parent Company is a holding company that does not derive any significant direct revenues from its own activities but instead relies on its subsidiaries’ business activities and the resultant distributions to fund the debt service, investment and other cash needs of the holding company. The reconciliation of the difference between the Subsidiary Distributions and Consolidated Net Cash Provided by Operating Activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature. These factors include, but are not limited to, retention of cash to fund capital expenditures at the subsidiary, cash retention associated with non-recourse debt covenant restrictions and related debt service requirements at the subsidiaries, retention of cash related to sufficiency of local GAAP statutory retained earnings at the subsidiaries, retention of cash for working capital needs at the subsidiaries, and other similar timing differences between when the cash is generated at the subsidiaries and when it reaches the Parent Company and related holding companies.
4 Subsidiary distributions that originated from the results of operations of an underlying investee but were classified as investing activities when received by the relevant holding company included in Schedule 1.
5 Net cash payments for parent-funded SBU overhead, business development, taxes, transaction costs, and capitalized interest that are classified as investing activities or excluded from Schedule 1.
Proportional Free Cash Flow. Proportional Free Cash Flow is defined as Net Cash from Operating Activities less Maintenance and Environmental Capital Expenditures, adjusted for AES ownership percentage.
Adjusted Pre-Tax Contribution (“Adjusted PTC”). Adjusted PTC is pre-tax income from continuing operations attributable to AES excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions and equity securities; (b) unrealized foreign currency gains or losses; (c) gains, losses, benefits and costs associated with dispositions and acquisitions of business interests, including early plant closures, and gains and losses recognized at commencement of sales-type leases; (d) losses due to impairments; (e) gains, losses and costs due to the early retirement of debt; (f) costs directly associated with a major restructuring program, including, but not limited to, workforce reduction efforts, relocations, and office consolidation; and (g) net gains at Angamos, one of our businesses in the South America SBU, associated with the early contract terminations with Minera Escondida and Minera Spence. Adjusted PTC also includes net equity in earnings of affiliates on an after-tax basis adjusted for the same gains or losses excluded from consolidated entities.
Subsidiary Distributions. Subsidiary Distributions for an SBU are the sum of the following amounts (a) dividends paid to the borrower by its subsidiaries during such period; (b) consulting and management fees paid to the borrower for such period; (c) tax sharing payments made to the borrower during such period; (d) interest and other distributions paid to the borrower during such period with respect to cash and other temporary cash investments of the borrower (other than with respect to amounts on deposit in the Revolving L/C Cash Collateral Account); (e) cash payments made to the borrower in respect of foreign exchange hedge agreements or other foreign exchange activities entered into by the borrower on behalf of any of its subsidiaries; and (f) other cash payments made to the borrower by its subsidiaries other than (i) returns of invested capital; (ii) payments of the principal of debt of any such subsidiary to the borrower and (iii) payments in an amount equal to the aggregate amount released from debt service reserve accounts upon the issuance of letters of credit for the account of the borrower and the benefit of the beneficiaries of such accounts.
Compensation Risk
We believe that the applicable compensation programs and policies are designed and administered with the appropriate mix of compensation elements and balance current and long-term performance objectives, cash and equity compensation, and risks and rewards associated with our executives’ roles. As a result, we believe that the risks arising from our employee compensation program are not reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE (2020, 2019 and 2018) (1)

Name and Principal Position (a)	Year (b)	Salary ($) (c)(2)	Bonus ($) (d)	Stock Awards ($) (e)(3)	Non-Equity Incentive Plan Compensation ($) (g)(4)	Change In Pension Value ($) (h)(5)	All Other Compensation ($) (i)(6)	Total ($) (j)
Kristina Lund Pres. and CEO	2020	$323,588	$23,544	$87,233	$313,908	$—	$147,342	$895,615

Lisa Krueger Former Pres. and CEO	2020	$445,809	$—	$646,047	$428,000	$—	$46,336	$1,566,192

Barry J. Bentley Former Interim Pres. and CEO; VP, U.S. Utilities	2020	$301,182	$—	$73,102	$221,893	$212,455	$11,400	$820,032
	2019	$292,410	$11,112	$71,242	$237,082	$322,280	$11,200	$945,326
	2018	$285,001	$—	$71,248	$261,434	$—	$11,000	$628,683

Gustavo Garavaglia VP and CFO	2020	$291,288	$19,408	$66,255	$131,786	$—	$31,951	$540,688
	2019	$263,713	$15,741	$82,812	$138,834	$—	$22,932	$524,032
	2018	$178,100	$—	$—	$99,302	$—	$17,810	$295,212

Mark E. Miller Former COO	2020	$294,098	$15,375	$68,039	$224,579	$—	$42,223	$644,314
	2019	$272,120	$25,579	$66,298	$230,161	$—	$37,497	$631,655
	2018	$265,225	$—	$66,307	$265,223	$—	$37,677	$634,432

Judi L. Sobecki VP and General Counsel	2020	$290,198	$21,657	$67,500	$207,421	$223,933	$9,975	$820,684
	2019	$270,001	$25,380	$74,993	$213,728	$162,682	$9,800	$756,584
	2018	$240,000	$—	$60,003	$239,102	$10,929	$9,625	$559,659

Jeremy Buchanan Head of HR	2020	$169,020	$5,925	$26,685	$59,244	$—	$23,434	$284,308

(1) The compensation disclosed in this table represents the full amount of compensation paid to each NEO and is not limited to the portion of each NEOs compensation allocated to and paid by IPALCO.
(2) The base salary earned by each NEO during fiscal years 2020, 2019 or 2018, as applicable. Compensation information for an NEO is given for the earliest of the last three completed years that the officer was a NEO of the Company and all subsequent completed years.
(3) Aggregate grant date fair value of PSUs and PCUs granted to Ms. Krueger in the year, and RSUs granted to all NEO in the year, which are computed in accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 718, “Compensation - Stock Compensation” (“FASB ASC Topic 718”), disregarding any estimate of forfeitures related to service-based vesting conditions. A discussion of the relevant assumptions made in the valuation may be found in the Financial Statements, including the notes thereto, or in "Management’s Discussion and Analysis of Financial Condition and Results of Operations", as appropriate. The 2020 amounts for Ms. Krueger reflect the value of the PSUs and PCUs at target. Assuming the maximum market and financial performance conditions are achieved, and in the case of PSUs the share price at grant, the maximum value of PSUs and PCUs granted to Ms. Krueger in fiscal year 2020, and payable upon completion of the 2020-2022 performance period is $500,407 and $500,400, respectively.
(4) The value of all non-equity incentive plan awards earned during the 2020 fiscal year and paid in 2021, which includes awards earned under the PI Plan (our annual incentive plan) and awards earned for the three-year performance period ended December 31, 2020 for our cash-based 2018-2020 PUs granted under the LTC Plan. The following chart shows the breakdown of awards under these two plans for each NEO.

Name	Year	Annual Incentive Plan Award	Payouts for Performance Unit Award	Total Non- Equity Incentive Plan Compensation
Kristina Lund	2020	$235,440	$78,468	$313,908

Lisa Krueger	2020	$428,000	$—	$428,000

Barry J. Bentley	2020	$150,215	$71,678	$221,893

Gustavo Garavaglia	2020	$131,786	$—	$131,786

Mark E. Miller	2020	$157,875	$66,704	$224,579

Judi L. Sobecki	2020	$147,061	$60,360	$207,421

Jeremy Buchanan	2020	$59,244	$—	$59,244

(5) Ms. Sobecki participates in the DP&L Retirement Income Plan and Mr. Bentley participates in the IPL Retirement Plan. The pension plan change in value for Ms. Sobecki and Mr. Bentley is provided for the years indicated. Details of these pension plans (and related assumptions) are set forth in the Pension Benefits Table (2020). Ms. Lund, Ms. Krueger, Mr. Garavaglia, Mr. Miller, and Mr. Buchanan do not participate in an employer sponsored pension plan.
(6) All Other Compensation includes employer contributions to both qualified and nonqualified defined contribution retirement plans. The following chart shows the breakdown of contributions under these plans for each NEO. For 2020, in the case of Ms. Lund and Mr. Garavaglia, All Other Compensation also includes assignment related benefits.

Name	Year	Employer Contribution to Qualified Defined Contribution Plans	Employer Contribution to Nonqualified Defined Contribution Plans	Other	Total Other Compensation
Kristina Lund (a)	2020	25,650	11,941	109,751	147,342

Lisa Krueger	2020	25,650	20,686	—	46,336

Barry J. Bentley	2020	11,400	—	—	11,400

Gustavo Garavaglia (a)	2020	25,650	—	6,301	31,951

Mark E. Miller	2020	25,650	16,573	—	42,223

Judi L. Sobecki	2020	9,975	—	—	9,975

Jeremy Buchanan	2020	23,434	—	—	23,434
(a) The Company provides various forms of compensation related to expatriate assignments that differ according to location and term of assignment, including: host housing allowances, cost of living differentials, assignment tax equalization, home leave and travel, relocation expense, and tax return and visa preparation. Among amounts included above for Ms. Lund and Mr. Garavaglia, Ms. Lund received $89,394 in housing allowance and relocation and assignment benefits and $20,357 in host location tax payments, and Mr. Garavaglia received $6,301 in host location tax payments.

GRANTS OF PLAN-BASED AWARDS (2020)

The following table provides information about the plan based cash and equity awards granted to our NEOs in 2020.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units(#)(4) (i)	Grant Date Fair Value of Stock and Option Awards ($)(5) (j)
Name (a)	Grant Date (b)	Units	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)		Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Kristina Lund	—		$—	$216,000	$432,000	(1)
	—		$43,616	$87,231	$174,462	(2)
	21-Feb-20									4,204	$87,233
Lisa Krueger	—		$—	$400,000	$800,000	(1)
	21-Feb-20						—	12,058	24,116		$250,204
	21-Feb-20						125,100	250,200	500,400		$270,741
	21-Feb-20									6,029	$125,102
Barry J. Bentley	—		$—	$150,591	$301,182	(1)
	—		$36,552	$73,103	$146,206	(2)
	21-Feb-20									3,523	$73,102
Gustavo Garavaglia	—		$—	$125,213	$250,425	(1)
	—		$33,125	$66,250	$132,500	(2)
	21-Feb-20									3,193	$66,255
Mark E. Miller	—		$—	$150,000	$300,000	(1)
	—		$34,015	$68,030	$136,060	(2)
	21-Feb-20									3,279	$68,039
Judi L. Sobecki	—		$—	$139,725	$279,450	(1)
	—		$33,750	$67,500	$135,000	(2)
	21-Feb-20									3,253	$67,500
Jeremy Buchanan	—		$—	$59,244	$118,488	(1)
	—		$13,341	$26,681	$53,362	(2)
	21-Feb-20									1,286	$26,685

(1) Each NEO received an opportunity to earn a performance-based, annual cash bonus under the PI Plan (our annual cash incentive plan) in 2020. The first row of data for each NEO shows the threshold, target and maximum award values under the PI Plan. For the PI Plan, the threshold award is 0% of the target award, and the maximum award is 200% of the target award. The extent to which awards are payable depends upon AES’ performance against goals established in the first quarter of the fiscal year. This award was paid in the first quarter of 2021 to all NEOs and the actual payout amounts are shown in footnote 4 to the Summary Compensation Table.
(2) Each NEO other than Ms. Krueger received a grant of PUs on February 21, 2020, which were awarded under the LTC Plan and are paid in cash. These units vest based on (i) the performance condition of Proportional Free Cash Flow for the three-year period ending December 31, 2022 (as more fully described in the CD&A) and (ii) a service-based condition. The second row of data for each NEO, other than Ms. Krueger, shows the threshold, target and maximum award value of the PUs. At threshold performance, the vesting percentage is 50%. At maximum performance, the vesting percentage is 200%. Straight-line interpolation is applied for performance between the threshold and target levels and between the target and maximum levels.
3. Ms. Krueger received a grant of PSUs on February 21, 2020 awarded under the LTC Plan. These units vest based on (i) the performance condition of Parent Free Cash Flow for the three-year period ending December 31, 2022 (as more fully described in the CD&A) and (ii) a service-based condition. The second row of data for Ms. Krueger shows the total number of AES shares at threshold, target and maximum. At threshold performance, the vesting percentage is 0%. At maximum performance, the vesting percentage is 200%. Straight-line interpolation is applied for performance between the threshold and target and between the target and maximum.
Ms. Krueger also received a grant of PCUs on February 21, 2020 awarded under the LTC Plan. The PCUs vest based on (i) AES’ Total Stockholder Return as compared to the Total Stockholder Return of the S&P 500 Utility Index, the S&P 500 Index, and the MSCI Latin America Emerging Markets Index companies for the three-year period ending December 31, 2022 (as more fully described in the CD&A) and (ii) a service-based condition. The third row of data for Ms. Krueger shows the number of units at threshold, target, and maximum, where $1.00 is the per unit value. At threshold against each of the three indices, the vesting percentage is 50%. At maximum performance, the vesting percentage is 200%. Straight line interpolation is applied for performance between the threshold and target and between the target and maximum.
(4) Each NEO received a grant of RSUs on February 21, 2020 awarded under the LTC Plan. These units vest on a service-based condition in three equal installments in which one-third of the RSUs vest on each of the first three anniversaries of the grant date.
(5) Aggregate grant date fair values of PSUs, PCUs and RSUs granted in the year which are computed in accordance with FASB ASC Topic 718 disregarding any estimates of forfeitures related to service-based vesting conditions and, in the case of the performance stock units and performance cash units, assuming a target level of performance. A discussion of the relevant assumptions made in the valuation may be found in the Financial Statements, including the notes thereto, or in "Management’s Discussion and Analysis of Financial Condition and Results of Operations", as appropriate. Assuming the maximum market and financial performance conditions are achieved, and in the case of PSUs the share price at grant, the maximum value of PSUs and PCUs granted in fiscal year 2020, and payable upon completion of the 2020-2022 performance period, is shown in footnote 3 to the Summary Compensation Table for Ms. Krueger.
Descriptions of the compensation elements included in the Summary Compensation Table and Grants of Plan-Based Awards (2020) Table, including the PI Plan and LTC Plan and awards made thereunder, are set forth in the CD&A.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (2020)

The following table contains information concerning unvested stock awards with respect to AES stock granted to the NEOs that were outstanding on December 31, 2020. The market value of stock awards is based on the closing price per share of AES Common Stock on December 31, 2020 of $23.50, the last business day of the 2020 fiscal year. The NEOs do not hold any equity in IPALCO.

	Option Awards				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Kristina Lund	—	—			9,650	$226,775
Lisa Krueger	—	—			10,559	$248,137	37,704	(2)	$886,044
							976,800	(3)	$976,800
Barry J. Bentley	—	—			8,497	$199,680	—		$—
Gustavo Garavaglia	—	—			6,343	$149,061	—		$—
Mark E. Miller	—	—			7,908	$185,838	—		$—
Judi L. Sobecki	—	—			8,012	$188,282	—		$—
Jeremy Buchanan	—	—			2,072	$48,692	—		$—
(1) Included in this column are grants of RSUs that vest in three equal installments on the first three anniversaries of the grant date. These awards include:
An RSU grant made to all NEOs other than Ms. Krueger, Mr. Garavaglia, and Mr. Buchanan on February 23, 2018 that vests in one final installment on February 23, 2021.
An RSU grant made to all NEOs on February 22, 2019 that vests in two remaining installments on February 22, 2021, and February 22, 2022.
An RSU grant made to all NEOs on February 21, 2020 that vests in three installments on February 21, 2021, February 21, 2022, and February 21, 2023.

(2) Included in this item are:
Performance stock units granted to Ms. Krueger on February 22, 2019 which vest based on the financial performance condition of AES’ three-year cumulative Proportional Free Cash Flow, and three-year service conditions (but only when and to the extent financial performance conditions are met).
Performance stock units granted to Ms. Krueger on February 21, 2020, which vest based on the financial performance condition of AES’ three-year cumulative Parent Free Cash Flow, and three-year service conditions (but only when and to the extent financial performance conditions are met).
Based on AES’ performance through the end of fiscal year 2020 relative to the performance criteria, our current period to-date results for the 2019-2021 ongoing performance period is between threshold and target, and thus the target number of performance stock units granted in 2019 is included above. Our current period to-date results for the 2020-2022 ongoing performance period is between target and maximum, and thus the maximum number of performance stock units granted in 2020 is included above.
(3) Included in this item are:
Performance cash units granted to Ms. Krueger on February 22, 2019, which vest based on market performance conditions (AES three-year cumulative Total Stockholder Return relative to S&P 500 Utility Index, S&P 500 Index, and MSCI Emerging Markets Index) and three-year service conditions (but only when and to the extent the market performance conditions are met).
Performance cash units granted to Ms. Krueger on February 21, 2020, which vest based on market performance conditions (AES three-year cumulative Total Stockholder Return relative to S&P 500 Utility Index, S&P 500 Index, and MSCI Latin America Emerging Markets Index and three-year service conditions (but only when and to the extent the market performance conditions are met).
Based on AES’ performance through the end of fiscal year 2020 relative to the performance criteria, our current period to-date results for the 2019-2021 and 2020-2022 performance periods are between target and maximum and thus the maximum number of performance cash units granted in 2019 and 2020 are included above.

OPTION EXERCISES AND STOCK VESTED (2020)

The following table contains information concerning the vesting of RSU awards held by the NEOs during 2020.

	Option Awards		Stock Awards (1)
Name (a)	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#)(d)	Value Realized on Vesting ($)(e)
Kristina Lund	—	—	5,960	$122,671
Lisa Krueger	—	—	2,264	$46,978
Barry J. Bentley	—	—	5,663	$116,485
Gustavo Garavaglia	—	—	1,780	$36,832
Mark E. Miller	—	—	5,526	$113,585
Judi L. Sobecki	—	—	5,082	$104,577
Jeremy Buchanan	—	—	770	$15,789

(1) Vesting of stock awards in 2020 consisted of three separate grants, as set forth in the following tables:
Number of Shares Acquired on Vesting (#)

Name	2/24/2017 RSUs (i)	2/23/2018 RSUs (ii)	2/22/2019 RSUs (iii)	Total (#)
Kristina Lund	1,998	2,479	1,483	5,960
Lisa Krueger	—	—	2,264	2,264
Barry J. Bentley	2,045	2,264	1,354	5,663
Gustavo Garavaglia	206	—	1,574	1,780
Mark E. Miller	2,159	2,107	1,260	5,526
Judi L. Sobecki	1,749	1,907	1,426	5,082
Jeremy Buchanan	378	—	392	770

Value Realized on Vesting ($)

Name	2/24/2017 RSUs (i)	2/23/2018 RSUs (ii)	2/22/2019 RSUs (iii)	Total
Kristina Lund	40,460	51,439	30,772	122,671
Lisa Krueger	—	—	46,978	46,978
Barry J. Bentley	41,411	46,978	28,096	116,485
Gustavo Garavaglia	4,172	—	32,661	36,833
Mark E. Miller	43,720	43,720	26,145	113,585
Judi L. Sobecki	35,417	39,570	29,590	104,577
Jeremy Buchanan	7,655	—	8,134	15,789
(i) The February 24, 2017 RSU grant vests in three equal installments beginning on the first anniversary of the grant date. The vesting of the third installment occurred on February 24, 2020 at a vesting price of $20.25.
(ii) The February 23, 2018 RSU grant vests in three equal installments beginning on the first anniversary of the grant date. The vesting of the second installment occurred on February 23, 2020 at a vesting price of $20.75.
(iii) The February 22, 2019 RSU grant vests in three equal installments beginning on the first anniversary of the grant date. The vesting of the first installment occurred on February 22, 2020 at a vesting price of $20.75.

PENSION BENEFITS (2020)

The following table provides information with respect to the DP&L Retirement Income Plan and the IPL Retirement Plan, which are the only defined benefit pension plans in which any of the NEOs participate. During 2020, no payments or benefits were paid to any of the NEOs under the DP&L Retirement Income Plan or the IPL Retirement Plan.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)(2)	Present Value of Accumulated Benefit ($) (d)(3)(4)
Kristina Lund(1)	—	—	$—
Lisa Krueger(1)	—	—	$—
Barry J. Bentley	IPL Employer's Retirement Plan	32.67	$2,058,159
Gustavo Garavaglia(1)	—	—	$—
Mark E. Miller(1)	—	—	$—
Judi L. Sobecki	DP&L Retirement Income Plan	12	$650,123
Jeremy Buchanan	—	—	$—

(1) Ms. Lund, Ms. Krueger, Mr. Garavaglia, Mr. Miller and Mr. Buchanan do not participate in an employer-sponsored pension plan.
(2) Assumes 1,000 hours earned in plan years 2000-2020.
(3) Based on the census data as reported by AES for valuation purposes and the following assumptions:

Measurement Date	12/31/2020	12/31/2019	12/31/2018	12/31/2017
Discount Rate - DPL	2.44%	3.33%	4.35%	3.66%
Discount Rate - IPL	2.46%	3.33%	4.36%	3.67%
Post-retirement Mortality	Pri-2012 projected generationally with MSS-2020	Pri-2012 projected generationally with MSS-2019	MRP 2006 projected generationally with MSS-2018	MRP 2006 projected generationally with MSS-2017
Pre-retirement Mortality	None	None	None	None
Withdrawal	None	None	None	None
Retirement Age - DPL	62	62	62	62
Retirement Age - IPL	55 (unreduced)	55 (unreduced)	55 (unreduced)	55 (unreduced)
Form of Payment	Single Life Annuity	Single Life Annuity	Single Life Annuity	Single Life Annuity

Additionally, these calculations assume census information as follows:

	Date of Birth	Date of Hire
Ms. Sobecki	9/2/1971	8/1/2007
Mr. Bentley	4/26/1965	5/9/1998

Compensation:
Year	Ms. Sobecki	Mr. Bentley	IRS Maximum Compensation

2020	$285,000	$285,000	$285,000
2019	$270,000	$280,000	$280,000
2018	$240,000	$275,000	$275,000
2017	$224,281	$251,261	$270,000
2016	$208,663	$251,261	$265,000
2015	$195,466	$243,942	$265,000

(4) Accumulated Benefit calculations for Ms. Sobecki include the $187.50 monthly supplemental benefit payable from age 62 to age 65.
(5) For Mr. Bentley, while the accrued benefits increased from December 31, 2017 to December 31, 2018, the pension values decreased over the same period due to the increase in discount rate (69 basis points for both plans).

Employee Retirement Plans
The DP&L Retirement Income Plan
The DP&L Retirement Income Plan is a qualified defined benefit plan that provides retirement benefits to employees of DP&L and its affiliates who are participating employers who meet the participation requirements, including Ms. Sobecki. DP&L is a sister company to IPALCO and NEOs may receive benefits under DP&L plans if they were previously employed by DP&L. The DP&L Retirement Income Plan covers both union (unit) and nonunion (management) employees. Plan provisions differ by union, management pre-2011 hires (Legacy), and management post-2010 hires. Ms. Sobecki is in the management - pre-2011 hires category. Ms. Sobecki is not currently eligible for early retirement benefits under the DP&L Retirement Income Plan.
Management - pre-2011 hires. Participants must be at least 21 years old and must have completed at least one year of service to be eligible for the DP&L Retirement Income Plan. Participants earn a year of service for each plan year during which they work 1,000 hours beginning with the plan year which includes their participation date. In general, employees receive pension benefits in an amount equal to (a) 1.25% of the average of the employee’s highest three consecutive annual base salaries for the five years immediately preceding the employee’s termination of employment, plus 0.45% of such average pay in excess of the employee’s 35-year average of Social Security wages, multiplied by (b) the employee’s years of service (not exceeding 30 years). Generally, an employee’s normal pension retirement benefits are fully available on his or her 65th birthday. If an employee is no longer employed by a participating employer prior to vesting in the DP&L Retirement Income Plan (five years), the employee forfeits his or her pension benefits. Early retirement benefits are available to employees at any time once they reach age 55 and have completed 10 years of vesting service. However, if pension payments start before age 62, the monthly benefit is reduced by 3/12% for each month before age 62. Participants retiring early receive an additional $187.50 per month until age 65. Generally, pension benefits under the DP&L Retirement Income Plan are paid in monthly installments upon retirement; however, such benefits may be paid in a lump sum depending on the amount of pension benefits available to the employee. Employees have a right to choose a surviving spouse benefit option. If this option is chosen, pension benefits to the employee are reduced.
The IPL Retirement Plan
The IPL Retirement Plan is a qualified defined benefit plan that provides retirement benefits to employees of IPL and its affiliates who are participating employers who meet the participation requirements, including Mr. Bentley. IPL is a subsidiary of IPALCO and NEOs may receive benefits under IPL plans if they were previously employed by IPL. The IPL Retirement Plan covers both union (clerical and physical) and nonunion (non-bargaining) employees. Plan provisions differ by union and nonunion. Mr. Bentley is in the non-bargaining category. As of December 31, 2020, Mr. Bentley was not eligible for early retirement benefits under the IPL Retirement Plan.
Non-Bargaining. Participants must be at least 21 and must have completed one year of service to be eligible. All non-union employees who were hired before July 9, 2001 and who completed 1,000 hours of employment in the 12-month period measured by anniversaries of the date of hire become participants as of the first of the month following completion of one year of service.

In general, a member’s accrued benefit at any time is the amount payable at age 65 determined by considering the member’s pension band and credited service prior to such time. This value is equal to the sum of 1) years of service (up to 20) multiplied by the dollar factor applicable to the Salaried Pension Band and 2) years of service (in excess of 20) multiplied by the dollar factor applicable to the Salaried Pension Band.
This benefit formula for non-bargaining employees was frozen as of March 31, 2015 and updated to use the following “A + B” structure for benefits accrued after March 31, 2015, where:
A = Plan benefit accrued as of March 31, 2015, based on the plan’s benefit formula prior to the plan change, multiplied by the quantity:
(1+ {25% * RFAE}), and

B = FAE at termination date
multiplied by the sum of:
{1.90% * (NYOS, for total career service up to 20 years)
+ 0.83% * (NYOS, for total career service in excess of 20 years)}
Definitions are as follows:
“FAE” = average of final 60 months of compensation at date of determination
“RFAE” = percentage rate of increase in FAE from April 1, 2015 to ending FAE (when participant leaves employment due to death, disability, termination, or retirement)
“NYOS” = years of service after March 31, 2015.
Generally, pension benefits under the IPL Retirement Plan are paid in monthly installments upon retirement. Employees have a right to choose a surviving spouse benefit option. If this option is chosen, pension benefits to the employee are reduced.

NONQUALIFIED DEFERRED COMPENSATION (2020)

The following table contains information for the NEOs for each of our plans that provides for the deferral of compensation that is not tax-qualified.

Name (a)(1)	Executive Contributions in Last Fiscal Year ($) (b)(2)	Employer Contributions in Last Fiscal Year ($) (c)(3)	Aggregate Earnings in Last Fiscal Year ($) (d)(4)	Aggregate Withdrawals/Distributions ($) (e)(5)	Aggregate Balance at Last FYE ($) (f)(6)
Kristina Lund – RSRP	$120	$11,941	$4,369	$14,566	$60,238
Lisa Krueger - RSRP	$88,350	$20,686	$32,591	$—	$162,973
Barry J. Bentley - RSRP	$—	$—	$—	$—	$—
Gustavo Garavaglia - RSRP	$2,700	$—	$377	$—	$3,077
Mark E. Miller - RSRP	$27	$16,573	$3,923	$—	$47,811
Judi L. Sobecki - RSRP	$—	$—	$—	$—	$—
Jeremy Buchanan - RSRP	$—	$—	$—	$—	$—

a.Because Mr. Bentley and Ms. Sobecki do not participate in the AES 401(k) plan (but rather the IPL and DPL 401(k) plans), they are not eligible to receive an employer match on RSRP contributions.
b.Amounts in this column represent elective contributions to the RSRP in 2020.
c.Amounts in this column represent employer contributions to the RSRP in 2020. The amount reported in this column, as well as the employer’s additional contributions to the AES, IPL or DPL 401(k) plans, are included in the amounts reported in the 2020 row of the “All Other Compensation” column of the Summary Compensation Table.
d.Amounts in this column represent investment earnings under the RSRP.
e.Amounts in this column represent distributions from the RSRP.

f.Amounts in this column represent the balance of amounts in the RSRP at the end of 2020 and are included in the Summary Compensation Table as described in footnote 3 herein. In the 2018 and 2019 rows of the Summary Compensation Table, the amounts $12,927 and $12,297 were previously reported for Mr. Miller.

Narrative Disclosure Relating to the Nonqualified Deferred Compensation Table

The AES Corporation Restoration Supplemental Retirement Plan (RSRP) and the AES Corporation International Retirement Plan (IRP)

The Code places statutory limits on the amount that participants, such as our NEOs, can contribute to The AES Corporation Retirement Savings Plan (the “AES 401(k) Plan”). As a result of these regulations, matching contributions to the AES 401(k) Plan accounts of certain of our NEOs who participated in that plan in fiscal year 2019 were limited. To address the fact that participant and company contributions are restricted by the statutory limits imposed by the Code, certain of our NEOs and other highly compensated employees are eligible to participate in the RSRP, which is designed primarily to restore benefits limited under our broad-based retirement plans due to statutory limits imposed by the Code.
Under the AES 401(k) Plan, eligible employees, including certain of our NEOs, can elect to defer a portion of their compensation into the AES 401(k) Plan, subject to certain statutory limitations imposed by the Code such as the limitations imposed by Sections 402(g) and 401(a)(17) of the Code. AES matches, dollar-for-dollar, the first five percent of compensation that an individual contributes to the AES 401(k) Plan. In addition, individuals who participate in the RSRP may defer up to 80% of their compensation (excluding bonuses) and up to 100% of their annual bonus under the RSRP. AES provides a matching contribution to the RSRP for individuals who actively defer and who are also subject to the statutory limits as described above.
AES may maintain up to four separate deferral accounts, each of which may have a different distribution date and a different distribution option. A participant in the RSRP may elect to have distributions made in a lump-sum payment or annually over a period of two to fifteen years. All RSRP distributions are made in cash.
Under the RSRP individuals have the ability to select from a list of hypothetical investments. The investment options are functionally equivalent to the investments made available to all participants in the AES 401(k) Plan. Individuals may change their hypothetical investments within the time periods that are permitted by the AES Compensation Committee, provided that they are entitled to change such designations at least quarterly.
Earnings or losses are credited to the deferral accounts by the amount that would have been earned or lost if the amounts were actually invested.
Individual RSRP account balances are always 100% vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL (2020)
The following table contains estimated payments and benefits to each of the NEOs in connection with a termination of employment, both related and unrelated to a change in control, or a change in control of AES. The following amounts assume that a termination or change in control of AES occurred on December 31, 2020, and, where applicable, uses the closing price per share of AES Common Stock of $23.50 (as reported on the NYSE on December 31, 2020). None of the applicable NEOs would be entitled to compensation upon a change in control of IPALCO.
For each applicable NEO, the payments and benefits detailed in the table below are in addition to any payments and benefits under our plans and arrangements that are offered or provided generally to all salaried employees on a non-discriminatory basis and any accumulated vested benefits for each NEO, including those set forth in the Pension Benefits (2020).

	Termination
Name	Voluntary or for Cause	Without Cause	In Connection with Change in Control	Death	Disability	Change in Control Only (No Termination)
Kristina Lund
Cash Severance (1)	$—	$360,000	$360,000	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$392,006	$392,006	$392,006	$—
Benefits Continuation (3)	$—	$18,265	$18,265	$—	$—	$—
Outplacement Assistance (4)	$—	$25,000	$25,000	$—	$—	$—
Total	$—	$403,265	$795,271	$392,006	$392,006	$—
Lisa Krueger
Cash Severance (1)	$—	$900,000	$1,800,000	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$1,339,218	$1,339,218	$1,339,218	$—
Benefits Continuation (3)	$—	$12,870	$19,305	$—	$—	$—
Outplacement Assistance (4)	$—	$25,000	$25,000	$—	$—	$—
Total	$—	$937,870	$3,183,523	$1,339,218	$1,339,218	$—
Barry J. Bentley
Cash Severance (1)	$—	$301,182	$301,182	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$344,033	$344,033	$344,033	$—
Benefits Continuation (3)	$—	$17,504	$17,504	$—	$—	$—
Outplacement Assistance (4)	$—	$—	$—	$—	$—	$—
Total	$—	$318,686	$662,719	$344,033	$344,033	$—
Gustavo Garavaglia
Cash Severance (1)	$—	$187,284	$187,284	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$298,124	$298,124	$298,124	$—
Benefits Continuation (3)	$—	$16,337	$16,337	$—	$—	$—
Outplacement Assistance (4)	$—	$—	$—	$—	$—	$—
Total	$—	$203,621	$501,745	$298,124	$298,124	$—
Mark E. Miller
Cash Severance (1)	$—	$300,000	$300,000	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$320,174	$320,174	$320,174	$—
Benefits Continuation (3)	$—	$17,324	$17,342	$—	$—	$—
Outplacement Assistance (4)	$—	$—	$—	$—	$—	$—
Total	$—	$317,324	$637,516	$320,174	$320,174	$—
Judi L. Sobecki
Cash Severance (1)	$—	$209,588	$209,588	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$330,782	$330,782	$330,782	$—
Benefits Continuation (3)	$—	$6,898	$6,898	$—	$—	$—
Outplacement Assistance (4)	$—	$—	$—	$—	$—	$—
Total	$—	$216,486	$547,268	$330,782	$330,782	$—
Jeremy Buchanan
Cash Severance (1)	$—	$71,990	$71,990	$—	$—	$—
Accelerated Vesting of LTC (2)	$—	$—	$96,028	$96,028	$96,028	$—
Benefits Continuation (3)	$—	$17,342	$17,342	$—	$—	$—
Outplacement Assistance (4)	$—	$—	$—	$—	$—	$—
Total	$—	$89,332	$185,360	$96,028	$96,028	$—

(1) In addition to the amounts reflected in the above table, a pro rata bonus, to the extent earned, would be payable to Ms. Krueger and Ms. Lund upon a termination without cause or a qualifying termination following a change in control. Pro rata bonus amounts are not included in the above table because, as of December 31, 2020, the service and performance conditions under AES’ 2020 annual incentive plan would have been satisfied, so such amounts would be paid irrespective of whether a termination or change in control occurs.

(2) Accelerated vesting of Long-Term Compensation (“LTC”) includes:
•For Ms. Krueger, the value of outstanding PSUs granted in February 2019 and 2020 at the target payout level;
•For Ms. Krueger, the value of outstanding PCUs granted in February 2019 and 2020 at the target payout level;
•The value of outstanding RSUs granted in February 2018, 2019 and 2020; and
•The value of unvested PUs granted in February 2019 and 2020, at the target payout level.

The following table provides further detail on accelerated vesting of LTC awards by award type.

Name	Lund	Krueger	Bentley	Garavaglia	Miller	Sobecki	Buchanan
Long-Term Award Type:
Performance Stock Units	$—	$602,681	$—	$—	$—	$—	$—
Performance Cash Units	$—	$488,400	$—	$—	$—	$—	$—
Restricted Stock Units	$226,775	$248,137	$199,680	$149,061	$185,838	$188,282	$48,692
Performance Units	$165,231	$—	$144,353	$149,063	$134,336	$142,500	$47,336
Total Accelerated LTC Vesting	$392,006	$1,339,218	$344,033	$298,124	$320,174	$330,782	$96,028
(3) Upon a termination without cause or a qualifying termination following a change in control, the NEO may receive continued medical, dental and vision benefits. The value of this benefits continuation is based on the share of premiums paid by the employer on each NEO’s behalf in 2020, based on the coverage in place at the end of December 2020. For the benefit continuation period, each NEO is responsible for paying the portion of premiums previously paid as an employee.
(4) Upon a termination without cause or a qualifying termination following a change in control, Ms. Krueger and Ms. Lund are eligible for outplacement benefits. The estimated value of this benefit is $25,000.
Additional Information Relating to Potential Payments upon Termination of Employment or Change in Control
The following narrative outlining our compensatory arrangements with our NEOs is in addition to other summaries of their terms found in the CD&A of this prospectus.
Potential Payments upon Termination under the AES Corporation Severance Plan and the AES Corporation Executive Severance Plan
The Severance Plans provide for certain payments and benefits to participants upon the Involuntary Termination or Termination for Good Reason of their employment under certain circumstances, including the execution of a release by the participant pursuant to the terms of the Severance Plan. All of our NEOs were entitled to the benefits provided by the Severance Plans in 2020 and are entitled to the applicable severance payments and benefits set forth on the benefits schedules included therein.
Certain employees, including the NEOs, are eligible for severance benefits, including salary continuation, applicable benefits and severance payments under the Severance Plans if the employee separates from service due to Involuntary Termination or for Good Reason (each as defined below). Benefits under the Severance Plans require a minimum one year of service eligibility, and are not available under the Severance Plans if the individual’s employment is terminated in connection with certain events as set forth in the Severance Plan, including, but not limited to, (a) an employee’s (i) voluntary resignation (other than for Good Reason), (ii) separation from service for Cause (or for reasons that the employer determines would be inconsistent with the purposes of the Severance Plan), or (iii) declining a new job position located within 50 miles of the employee’s current work site, or (b) due to death or disability, the sale of a business, or in connection with a voluntary transfer of employment.
Upon the termination of employment under the above circumstances, Ms. Krueger would be entitled to receive the following:
•Salary continuation payments through the termination date equal to her annual base salary, which would be paid over time in accordance company payroll practices and the terms of the Severance Plans;
•An additional payment equal to a pro rata portion of her annual cash bonus, to the extent earned, based upon the time she was employed during the year in which her employment terminates, provided that applicable performance conditions are met;
•A cash severance payment equal to the sum of her annual base salary and her annual cash bonus, which would be paid over time during the non-competition period in accordance with company payroll practices and the terms of the Executive Severance Plan;
•In the event that she elects COBRA coverage under the health plan in which she participates, continuation of employer paid premiums for such coverage (for up to 12 months) in an amount equal to that paid for active employees under the same health plan. She would also receive continuation of dental and vision benefit programs, with Ms. Krueger paying the same portion of the premiums as were previously paid as an employee;

•She will be provided with outplacement services provided by an independent agency, provided that the benefit is incurred by and may not extend beyond December 31 of the second calendar year following the calendar year in which the termination occurred; and
•In the event that termination of her employment occurs due to the circumstances described above and within two years after a “change in control,” the cash severance payment described above will be paid in a lump sum as soon as practicable following the sixty-fifth day following her termination date, the amount of her salary continuation payment will be doubled, and the length of the healthcare benefit continuation period will be increased to 18 months.
In the event of a qualifying termination under the Severance Plan, Mr. Bentley and Mr. Miller each would be entitled to 12 months prorated annual compensation and continuation of health, dental and vision benefits during this 12-month period, Ms. Sobecki would be entitled to 10-months prorated annual compensation and continuation of health, dental and vision benefits during this 10-month period, Mr. Garavaglia would be entitled to 9-months prorated annual compensation and continuation of health, dental and vision benefits during this 9-month period, and Mr. Buchanan would be entitled to 6-months prorated annual compensation and continuation of health, dental and vision benefits during this 6-month period.
The obligation to provide these payments and benefits to the NEOs under the Severance Plans would be conditioned upon the execution and delivery of a written release of claims against the Company and AES. At our discretion, the release may also contain such noncompetition, nonsolicitation and nondisclosure provisions as we may consider necessary or appropriate.
Payment of Long-Term Compensation Awards in the Event of Termination or Change in Control as Determined by the Provisions Set Forth in the 2003 Long Term Compensation Plan (for all NEOs)
The vesting of PSUs, PCUs, RSUs and PUs and the ability of our NEOs to exercise or receive payments under those awards changes in the case of (1) termination of a NEO’s employment or (2) as a result of a change in control. The vesting conditions are defined by the provisions set forth in the 2003 LTC Plan as outlined below:
Performance Stock Units, Performance Cash Units, Restricted Stock Units and Performance Units. Ms. Krueger holds outstanding PSUs and PCUs. All of our NEOs hold outstanding RSUs. All of our NEOs with the exception of Ms. Krueger hold outstanding PUs. If an NEO’s employment is terminated by reason of death or disability prior to the third anniversary of the grant date of a PSU, PCU, or an RSU, the PSUs (at target), the PCUs (at target) and/or RSUs will immediately vest and be delivered. If a NEO separates from service prior to the end of a performance period due to death or disability, all PUs will vest on such termination date and a cash amount equal to $1 for each PU generally will be paid to the NEO on such date or as soon as practicable thereafter.
With PSUs, PCUs, RSUs and PUs, voluntary termination or termination for cause prior to the end of the three-year performance period will result in the forfeiture of all outstanding units. Involuntary termination allows prorated time-vesting in increments of one-third or two-thirds vesting in the case of PSUs, PCUs and PUs. Under a qualified retirement, which requires approval of the AES Compensation Committee, the NEO must either reach i) 60 years of age and 7 years of service with the Company or an affiliate or ii) at least 57 years of age and at least 10 years of service with the Company or an affiliate, and, if the AES Compensation Committee so approves, such awards will be paid on the original schedule and, in the case of performance awards, subject to performance against the applicable goals of the awards. In the case of Mr. Miller, he has reached both the age and years of service criteria to be eligible for qualified retirement. If he had retired on December 31, 2020, and if the AES Compensation Committee approved a qualified retirement, the aggregate value of his PUs (assuming target performance) and RSUs would have been $320,174.
If a change in control occurs prior to the end of the three year performance period , outstanding PSUs and PCUs (at target), and RSUs and PUs will only become fully vested should a double-trigger occur. The double-trigger only allows for vesting if a qualifying termination occurs in connection with the change in control (other than for a qualifying retirement).
The AES Corporation Restoration Supplemental Retirement Plan (RSRP)
In the event of a termination of the NEO’s employment (other than by reason of death) prior to reaching retirement eligibility, or, in the event of a change in control (defined in the same manner as the term “change-in-control” in the RSRP described below), the balances of all of the NEO’s deferral accounts under the RSRP will be paid in a lump sum. In the event of a NEO’s death or retirement, the balances in the NEO’s deferral accounts will be paid according to his or her elections if the NEO was 59 1/2 or more years old at the time of his or her death or retirement. In the event of the NEO’s death or retirement before age 59 1/2, the value of the deferral account will be paid in a lump sum.

Definition of Terms
The following definitions are provided in the Severance Plans and related Benefits Schedules used in this description:
“Cause” generally means termination of service due to the participant’s dishonesty, insubordination; continued and repeated failure to perform his or her assigned duties or willful misconduct in the performance of such duties; intentionally engaging in unsatisfactory job performance; failing to make a good faith effort to bring unsatisfactory job performance to an acceptable level; violation of the policies, procedures, work rules or recognized standards of behavior; misconduct related to his or her employment; or a charge, indictment or conviction of, or a plea of guilty or nolo contendere to, a felony, whether or not in connection with the performance of his or her duties.
“Change in Control” generally means the occurrence of one or more of the following events: (i) a transfer or sale of all or substantially all of AES’ assets, (ii) a person (other than someone in AES Management) becomes the beneficial owner of more than 35% of AES outstanding stock, (iii) during any one year period, individuals who at the beginning of such period constitute the Board of AES (together with any new Director whose election or nomination was approved by a majority of the Directors who were either in office at the beginning of such period or who were so approved, excluding anyone who became a Director as a result of a threatened or actual proxy contest or solicitation, including through the use of proxy access procedures as may be provided in the AES bylaws) cease to constitute a majority of the Board, or (iv) the consummation of a merger or similar transaction involving AES securities representing 65% or more of the then-outstanding voting stock of the corporation resulting from such transaction are held subsequent to such transaction by beneficial owners of AES immediately prior to such transaction in substantially the same proportions as their ownership immediately prior to such transaction.
“Good Reason” or “Good Reason Termination” generally means, without a participant’s written consent, his or her separation from service (for reasons other than death, disability or Cause) by a participant due to the following events, within two years of the consummation of a Change in Control: (i) the relocation of a participant’s principal place of employment to a location that is more than 50 miles from his or her previous principal place of employment; (ii) a material diminution in the duties or responsibilities of a participant; (iii) a material reduction in the base salary or annual incentive opportunity of a participant, and, in the case of the Executive Severance Plan, (iv) the failure of any successor entity to AES following a Change in Control to assume the Executive Severance Plan.
“Involuntary Termination” generally means an involuntary separation from service (that is not otherwise an ineligible termination) due to a reduction in force, permanent job elimination, the restructuring or reorganization of a business unit, division, department, or other business segment, a termination by mutual consent where AES agrees that the participant is entitled to benefits, or declining an offer to relocate to a new job position more than 50 miles from the participant’s current location (provided, however, that if the participant is an executive of AES, he or she will not incur an Involuntary Termination if he or she declines a new job position, regardless of its location if such person’s existing job is being terminated).
The following definition is provided in the RSRP of the terms used in this description:
“Change-in-Control” means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of AES to any Person or Group (as that term is used in Section 13(d)(3) of the Exchange Act) of Persons; (ii) a Person or Group (as so defined) of Persons (other than AES Management on the date of the adoption of the RSRP or their affiliates) shall have become the beneficial owner of more than 35% of the outstanding voting stock of AES; or (iii) during any one-year period, individuals who at the beginning of such period constitute the Board of AES (together with any new Director whose election or nomination was approved by a majority of the Directors then in office who were either Directors at the beginning of such period or who were previously so approved, but excluding under all circumstances any such new Director whose initial assumption of office occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, corporation, partnership or other entity or group) cease to constitute a majority of the Board of Directors. Notwithstanding the foregoing or any provision of the RSRP to the contrary, the foregoing definition of change-in-control shall be interpreted, administered and construed in manner necessary to ensure that the occurrence of any such event shall result in a change-in-control only if such event qualifies as a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation, as applicable, within the meaning of Treas. Reg. § 1.409A-3(i)(5).
The following definition is provided in the 2003 Long Term Compensation Plan of the terms used in this description:
“Change-in-Control” means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of AES to any Person or Group (as that term is used in Section 13(d) (3) of the Exchange Act) of Persons, (ii) a Person or Group (as so defined) of Persons (other than AES Management on the date of the adoption of the 2003 Long Term Compensation Plan or their affiliates) shall have become the beneficial owner of more than 35% of the outstanding voting stock of AES, or (iii) during any one-year period, individuals who at the beginning of such period constitute the Board of AES (together with any new Director whose election or nomination was approved by a majority of the Directors then in office who were either Directors at the beginning of such period or who were previously so approved, but excluding under all circumstances any such new Director whose initial assumption of office occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, corporation, partnership or other entity or group) cease to constitute a majority of the Board. Notwithstanding the foregoing or any provision of the 2003 Long Term Compensation Plan to the contrary, if an award is subject to Section 409A (and not excepted therefrom) and a change-in-control is a distribution event for purposes of an award, the foregoing definition of change-in-control shall be interpreted, administered and construed in manner necessary to ensure that the occurrence of any such event shall result in a change-in-control only if such event qualifies as a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation, as applicable, within the meaning of Treas. Reg. § 1.409A-3(i)(5).
Director Compensation
None of our current directors receives any compensation for his or her services on the Board. The compensation for our NEOs who also serve as directors is fully reflected in the Summary Compensation Table and other tables set forth in this prospectus. No director who served on our Board for any part of 2020 that is or was also an employee of IPL, AES, or any of its affiliates, received any additional payment for their services on the Board. Information regarding the compensation received by current and former directors in their capacities as employees of our affiliates is set forth in “Certain Relationships, Related Transactions and Director Independence” herein. We did not have any non-employee directors who received compensation for their services on the Board in 2020.
Compensation Committee Interlocks and Insider Participation
The Board of IPALCO does not have a compensation committee. Please see the CD&A in this prospectus for a discussion of the process undertaken in setting executive compensation, including the persons who, during the last completed fiscal year, participated in the NEO compensation process. The Executive Compensation Review Team (consisting of the AES COO and the AES CHRO) is responsible for reviewing and administering compensation for our NEOs other than Ms. Krueger whose compensation is determined by the AES Compensation Committee. Accordingly, none of our executive officers who are also members of our Board, participate in the deliberations and/or approvals regarding their own compensation.
For information regarding the board memberships and, officer and employee positions held by our executive officers and directors with AES and other companies affiliated with IPALCO, see the biographies of our executive officers and directors included under “Management” and the disclosures relating to these individuals included under “Certain Relationships, Related Transactions and Director Independence,” each set forth elsewhere in this prospectus and incorporated by reference herein as to this information.
CEO Pay Ratio
As required by SEC rules, we are disclosing the median of the annual total compensation of all employees of IPL (excluding the CEO), the annual total compensation of the CEO, and the ratio of the median of the annual total compensation of all employees to the annual total compensation of the chief executive officer.
Consistent with SEC rules, the Company reviewed its employee population as of December 1, 2020 to prepare the analysis. As of December 1, 2020, the date selected by the Company for purposes of choosing the median employee, the employee population consisted of approximately 1,199 individuals. The median employee was selected using data for the following elements of compensation: salary, equity grants, and non-equity incentive compensation, over a trailing 12-month period.
For purposes of reporting annual total compensation and the ratio of annual total compensation of the CEO to the median employee, both the CEO and median employee’s annual total compensation are calculated consistent with the disclosure requirements of executive compensation under Item 402(c)(2)(x) of Regulation S-K.
For fiscal 2020, the median employee’s annual total compensation was $214,894, and the total annual compensation of our President and CEO (Ms. Lund) was $895,615. Based on this information, the ratio of the total annual compensation of our CEO to the total annual compensation of our median employee for fiscal 2020 is 4.17:1.

The Company has not made any of the adjustments permissible by the SEC, nor have any material assumptions or estimates been made to identify the median employee or to determine total annual compensation.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Insurance, Employee Benefit Plans and Tax Arrangements with AES
IPL participates in a property insurance program in which IPL buys insurance from AES Global Insurance Company, a wholly owned subsidiary of AES. IPL is not self-insured on property insurance, but does take a $5 million per occurrence deductible. Except for IPL’s large substations, IPL does not carry insurance on transmission and distribution assets, which are considered to be outside the scope of property insurance. AES and other AES subsidiaries, including IPALCO, also participate in the AES global insurance program. IPL pays premiums for a policy that is written and administered by a third-party insurance company. The premiums paid to this third-party administrator by the participants are paid to AES Global Insurance Company and all claims are paid from a trust fund funded by and owned by AES Global Insurance Company, but controlled by a third-party administrator. IPL also has third-party insurance in which the premiums are paid directly to the third-party insurers. The cost to IPL of coverage under this program with AES Global Insurance Company was approximately $5.6 million, $4.3 million and $3.1 million in 2020, 2019 and 2018, respectively, and is recorded in “Operating Costs and Expenses—Operation and Maintenance” included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. As of December 31, 2020 and 2019, we had prepaid approximately $2.3 million and $2.0 million, respectively, which is recorded in “Prepayments and other current assets” on the Consolidated Balance Sheets included with the financial statements accompanying this prospectus.
IPL participates in an agreement with Health and Welfare Benefit Plans LLC, an affiliate of AES, to participate in a group benefits program, including but not limited to, health, dental, vision and life benefits. Health and Welfare Benefit Plans LLC administers the financial aspects of the group insurance program, receives all premium payments from the participating affiliates, and makes all vendor payments. The costs of coverage under this program were approximately $21.0 million, $20.2 million and $21.5 million in 2020, 2019 and 2018, respectively, and are recorded in “Operating costs and expenses—Operation and maintenance” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. We had no prepaids for coverage under this plan as of December 31, 2020 and 2019, respectively.
AES files federal and state income tax returns, which consolidate IPALCO and its subsidiaries. Under a tax sharing agreement with AES, IPALCO is responsible for the income taxes associated with its own taxable income and records the provision for income taxes using a separate return method. IPALCO had a receivable balance under this agreement of $24.4 million and $23.7 million as of December 31, 2020 and 2019, respectively, which is recorded in “Taxes Receivable” on the Consolidated Balance Sheets accompanying the audited consolidated financial statements of IPALCO included elsewhere in this prospectus and Note 8, "Income Taxes" therein.
Long Term Compensation Plan
During 2020, 2019 and 2018, many of IPL’s non-union employees received benefits under AES’ LTC Plan. This type of plan is a common employee retention tool used in our industry. Benefits under this plan are granted in the form of PUs payable in cash and AES RSUs. RSUs vest ratably over a three-year period. The PUs payable in cash vest at the end of the three-year performance period and are subject to certain AES performance criteria. Total deferred compensation expense recorded during 2020, 2019 and 2018 was $0.3 million, $0.3 million and $0.5 million, respectively, and was included in “Operating costs and expenses—Operation and maintenance” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein. The value of these benefits is being recognized over the 36-month vesting period and a portion is recorded as miscellaneous deferred credits with the remainder recorded as “Paid in capital” on IPALCO’s Consolidated Balance Sheets accompanying the audited consolidated financial statements of IPALCO included elsewhere in this prospectus, in accordance with ASC 718 “Compensation - Stock Compensation.”
Service Company
Effective January 1, 2014, the Service Company began providing certain services including operations, accounting, legal, human resources, information technology and other corporate services on behalf of companies that are part of the US Operations. The Service Company allocates the costs for these services based on cost drivers designed to result in fair and equitable allocations. This includes ensuring that the regulated utilities served, including IPL, are not subsidizing costs incurred for the benefit of non-regulated businesses. Total costs incurred by the Service Company on behalf of IPALCO were $55.7 million, $42.0 million and $44.5 million during 2020, 2019 and 2018, respectively. Total costs incurred by IPALCO on behalf of the Service Company during 2020, 2019 and 2018 were

$10.6 million, $9.7 million and $10.1 million, respectively, which are included as a reduction in charges from the Service Company. These costs were included in “Operating costs expenses - Operation and maintenance” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, herein. IPALCO had a payable balance with the Service Company of $4.5 million and $8.4 million as of December 31, 2020 and December 31, 2019, respectively, which is recorded in “Accounts payable” on the Consolidated Balance Sheets accompanying the consolidated audited financial statements included elsewhere in this prospectus.
Shareholders’ Agreement
AES U.S. Investments, IPALCO and CDPQ, are parties to a Shareholders’ Agreement dated February 11, 2015. The Shareholders’ Agreement established the general framework governing the relationship between CDPQ and AES U.S. Investments and their respective successors and transferees, as shareholders of IPALCO. The Shareholders’ Agreement provides AES U.S. Investments the right to nominate nine directors of the IPALCO Board and CDPQ the right to nominate two directors of the IPALCO Board. If the amount of outstanding IPALCO shares beneficially owned by CDPQ is equal to or less than the lesser of (A) 8.825% and (B) one-half of the Maximum Subscription Percentage (as defined in the Shareholders’ Agreement) but remains greater than the lesser of (x) one-third of 17.65% and (y) one-third of the Maximum Subscription Percentage, then CDPQ shall have the right to nominate one director. Additionally, if at any time the amount of outstanding IPALCO shares beneficially owned by CDPQ decreases to less than or equal to the lesser of (A) one-third of 17.65% and (B) one-third of the Maximum Subscription Percentage, then CDPQ shall cease to have any rights to nominate any directors. The Shareholders’ Agreement contains restrictions on IPALCO making certain major decisions without the prior affirmative vote of a majority of the IPALCO Board. In addition, for so long as CDPQ beneficially owns at least 5% of the total number of IPALCO shares outstanding, CDPQ will have review and consultation rights with respect to certain actions of IPALCO. Certain transfer restrictions and other transfer rights also apply to CDPQ and AES U.S. Investments under the Shareholders’ Agreement, including certain rights of first offer, drag along rights, tag along rights, put rights and rights of first refusal.
Related Person Policies and Procedures
IPALCO is owned by two shareholders, one of which is wholly-owned by AES. As such, IPALCO does not maintain the type of separate related person transaction policy that is customarily maintained by more widely-held public companies. The US SBU has a designated compliance officer who ensures that the core values of AES and its subsidiaries are communicated to, and followed by, employees throughout the organization as set forth in the Code of Conduct and other policies adopted by IPALCO and its affiliated companies. The Code of Conduct expressly requires that employees avoid conflicts of interests and engage in fair dealing, among other requirements, to ensure that transactions entered into by IPALCO and other affiliated companies are in the best interests of the organization.
IPL and IPALCO also utilize a due diligence questionnaire with certain business partners, vendors and suppliers as part of the corporate compliance program to ensure that the highest ethical and legal standards are upheld in all business transactions. The corporate compliance program includes a “know your business partner” program, which requires us to conduct due diligence on prospective business partners prior to entering into certain business agreements with an estimated value in excess of $250,000 or that are otherwise identified as high risk. Our compliance program requires that the due diligence questionnaires for all such business partners be updated prior to execution of any new agreement with IPL or IPALCO if the questionnaire on file is more than two years old.
A due diligence questionnaire is also completed annually by directors and executive officers in order to determine if a related person transaction or other conflict of interest or potential conflict of interest may exist that should be brought to the attention of the designated compliance officer of the US SBU and/or the Office of the General Counsel for further investigation and analysis. The designated compliance officer of the US SBU and/or the Office of the General Counsel may take action to approve or recommend the approval of a related person transaction, or determine to take other appropriate actions, based on the facts and circumstances.
Employees of IPALCO and CDPQ Affiliated Companies
None of our Board members are directly employed by IPALCO. All of our Board members are employees of our two shareholders and/or their affiliated companies, and only receive compensation in their capacities as employees of these affiliated entities. The compensation paid to IPALCO directors that are also NEOs for services performed as employees of our affiliates for 2020 is set forth in “Management - Compensation Discussion and Analysis” elsewhere in this prospectus. None of our Board members are compensated for their service on our Board.
The compensation received by each of our executive officers and directors who are employees of companies affiliated with AES was in excess of $120,000 in 2020 for services performed on behalf of AES or the US SBU, including for services provided to IPALCO and IPL. The components of the compensation paid to all of our executive officers in 2020 was consistent with the compensation elements for our NEOs as disclosed in “Management - Compensation Discussion and Analysis” elsewhere in this prospectus.
For information regarding the board memberships and officer and employee positions held by our executive officers and directors with AES and other companies affiliated with IPALCO, see the biographies of our executive officers and directors included under “Management” set forth in this prospectus and incorporated by reference herein as to this information.
Director Independence
IPALCO does not have securities listed on a national securities exchange and is not required to have independent Directors. See “Management - Corporate Governance” elsewhere in this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following two tables set forth information regarding the beneficial ownership of IPALCO’s Common Stock and AES’ Common Stock as of March 1, 2021 by (a) each current Director of IPALCO and each NEO set forth in the Summary Compensation Table in this prospectus, (b) all Directors and Executive Officers of IPALCO as a group and (c) all persons who are known by IPALCO to be the beneficial owner of more than five percent (5%) of the Common Stock of IPALCO. Under SEC Rule 13d-3 of the Exchange Act, “beneficial ownership” includes shares for which the individual, directly or indirectly, has or shares voting power (which includes the power to vote or direct the voting of the shares) or investment power (which includes the power to dispose or direct the disposition of the shares), whether or not the shares are held for individual benefit. Under these rules, more than one person may be deemed the beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to the best of our knowledge, sole voting and investment power with respect to the indicated shares of IPALCO and AES Common Stock.
Except as otherwise indicated, the address for each person below is c/o IPALCO Enterprises, Inc. One Monument Circle, Indianapolis, Indiana 46204.
(a) Common Stock of IPALCO(1)

Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership	Percent of IPALCO Common Stock Outstanding
AES U.S. Investments, Inc.	89,685,177	82.35%
CDP Infrastructures Fund, G.P.
1000, Place Jean-Paul-Riopelle
Montréal (Québec) H2Z 2B3	19,222,141	17.65%
All Directors and Executive Officers as a Group (15 people)	0	0%

(b) Common Stock of The AES Corporation

Name/Address	Position Held With the Company	Shares of Common Stock Beneficially Owned (2)(3)	Percent of Class (2)(3)
Barry J. Bentley	Director and NEO	3,784	*
Jeremy Buchanan	NEO	4,606	*
Bernerd Da Santos	Director	348,997	*
Paul L. Freedman	Director	45,208	*
Gustavo Garavaglia	NEO	5,475	*
Susan Harcourt	Director	4,761	*
Lisa Krueger	Director	21,324	*
Frédéric Lesage	Director	0	*
Kristina Lund	Director and NEO	17,649	*
Fady Mansour	Director	0	*
Marc Michael	Director	9,190	*
Mark E. Miller	NEO	6,963	*
Gustavo Pimenta	Director	74,509	*
Judi L. Sobecki	NEO	14,014	*
Kenneth J. Zagzebski	Director	24,183	*
All Directors and Executive Officers as a Group (15 people)		580,663	*

*Shares held represent less than 1% of the total number of outstanding shares of AES Common Stock.
(1) Pursuant to the terms of the Shareholders’ Agreement, AES U.S. Investments and CDPQ have agreed that, during the term of the Shareholders’ Agreement, each of AES U.S. Investments and CDPQ shall vote, or act by written consent with respect to, all shares of IPALCO beneficially owned by them for the election to the Board of the individuals nominated by AES U.S. Investments and CDPQ. For additional information regarding the Shareholders’ Agreement, including the number of directors that may be nominated by AES and CDPQ, please refer to “Shareholders’ Agreement” attached as an exhibit hereto.
(2) The shares of AES Common Stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under the SEC rules, shares of AES Common Stock, which are subject to options, units or other securities that are exercisable or convertible into shares of AES Common Stock within 60 days of March 1, 2021, are deemed to be outstanding and beneficially owned by the persons holding such options, units or other securities. Such underlying shares of Common Stock are deemed to be outstanding for the purpose of computing such person’s ownership percentage, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3) Includes (a) the following shares issuable upon exercise of options outstanding as of March 1, 2021 that are able to be exercised within 60 days of March 1, 2021: Mr. Bentley - 0 shares; Mr. Buchanan – 0 shares; Mr. Da Santos – 118,191 shares; Mr. Freedman - 0 shares; Mr. Garavaglia - 0 shares; Ms. Harcourt – 0 shares; Ms. Krueger - 0 shares; Mr. Lesage - 0 shares; Ms. Lund – 0 shares; Mr. Mansour - 0 shares; Mr. Michael - 0 shares; Mr. Miller - 0 shares; Mr. Pimenta - 0 shares; Ms. Sobecki - 0 shares; Mr. Zagzebski - 0 shares; all directors and executive officers as a group – 118,191 shares; (b) the following shares held in The AES Retirement Savings Plan or IPL Thrift Plan: Mr. Bentley - 80 shares; Mr. Buchanan – 1,013 shares; Mr. Da Santos – 27,678 shares; Mr. Freedman - 2,598 shares; Mr. Garavaglia - 0 shares; Ms. Harcourt – 0 shares; Ms. Krueger - 0 shares; Mr. Lesage - 0 shares; Ms. Lund – 3,207 shares; Mr. Mansour - 0 shares; Mr. Michael - 13 shares; Mr. Miller - 3,516 shares; Mr. Pimenta - 0 shares; Ms. Sobecki - 0 shares; Mr. Zagzebski - 0 shares; all directors and executive officers as a group - 38,105 shares.
Change in Control
IPALCO was acquired by AES in March 2001, and currently is majority-owned by AES U.S. Investments, with a minority interest held by CDPQ, a wholly owned subsidiary of La Caisse de dépȏt et fplacement du Québec. AES U.S. Investments is owned by AES U.S. Holdings, LLC (85%) and CDPQ (15%). AES U.S. Holdings, LLC is wholly owned by AES. A pledge by AES on its interests in AES U.S. Holdings, LLC would become effective under the terms of certain of AES’ credit arrangements if AES in the future did not meet certain investment grade credit ratings. Any exercise of remedies under such pledge could result at a subsequent date in a change in control of IPALCO.
Equity Securities under Compensation Plans
There are no equity compensation plans under which equity securities of IPALCO are authorized for issuance. All equity compensation plans provide for the issuance of AES Common Stock.

DESCRIPTION OF THE NOTES

In this Description of Notes, “IPALCO,” “the Company,” “we,” “us” and “our” refer only to IPALCO Enterprises, Inc., and any successor obligor on the notes, and not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “—Certain Definitions.”
We will issue the notes under an indenture between us and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
The following is a summary of the material provisions of the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. Copies of the indenture are available as described under “Where You Can Find More Information.”
Basic Terms of Notes
The notes
•are secured by a pledge by us of all the outstanding common stock of Indianapolis Power & Light Company, subject to any requirement that the IURC and FERC consent to or approve the exercise of remedies by the collateral agent, as described below under the caption “—Collateral”;
•are our secured senior obligations;
•rank equally with all our other existing and future secured senior obligations (to the extent secured by the same collateral);
•rank senior, to the extent of the value of the collateral, to any of our existing and future unsubordinated and unsecured obligations;
•are senior to all our existing and future subordinated indebtedness;
•rank junior to all Indebtedness and other liabilities of IPL and our other subsidiaries;
•are issued in an original aggregate principal amount of $475.0 million;
•mature on May 1, 2030; and
•bear interest commencing the date of issue at 4.250%, payable semiannually on each May 1 and November 1, to holders of record on the April 15 or October 15 immediately preceding the interest payment date.
Interest will be computed on the basis of a 360-day year of twelve 30-day months.
Because we are a holding company, our rights and the rights of our creditors, including holders of the notes, in respect of claims on the assets of each of our subsidiaries upon any liquidation or administration are structurally subordinated to, and therefore will be subject to the prior claims of, each such subsidiary’s preferred stockholders and creditors (including trade creditors of and holders of debt issued by such subsidiary). At December 31, 2020, our direct and indirect subsidiaries had total long-term debt (including current maturities) and preferred stock of approximately $1.8 billion, all of which would be effectively senior to the notes.
Our ability to pay interest on the notes is dependent upon the receipt of dividends and other distributions from our direct and indirect subsidiaries, including IPL in particular. The availability of distributions from our subsidiaries is subject to the satisfaction of various covenants and conditions contained in the applicable subsidiaries’ existing and future financing documents.
We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities under the indenture governing the notes having the same terms as, and ranking equally with, the notes in all respects (except for the offering price and issue date), provided that such debt securities are fungible with the previously issued and outstanding notes for U.S. federal income tax purposes.
Collateral
The notes will be secured through a pledge by us of all the outstanding common stock of Indianapolis Power & Light Company and any proceeds thereof (the “Pledged Stock”), subject to any requirement that the IURC and FERC consent to or approve the exercise of remedies by the collateral agent as described below. The lien on the Pledged Stock will be shared equally and ratably with our existing senior secured notes, and, subject to certain limitations, we may secure other Indebtedness equally and ratably with the notes. As of December 31, 2020, we had $880.0 million aggregate principal amount of senior secured notes outstanding.
We will be able to vote, as we see fit in our sole discretion, the Pledged Stock, unless an Event of Default (as defined herein) has occurred and is continuing.
If we meet the conditions to our defeasance option or our covenant defeasance option with respect to the notes, as described below under the caption “—Defeasance and Discharge,” or the indenture is otherwise discharged, the lien on the Pledged Stock will terminate with respect to the notes.
If an Event of Default occurs and is continuing under the indenture, the collateral agent, on behalf of the holders of the notes in addition to any rights or remedies available to it under the pledge agreement, may take such action as it deems advisable to protect and enforce its right in the collateral, including the institution of foreclosure proceedings, subject to any requirement that the IURC and FERC consent to or approve the exercise of remedies by the collateral agent as described below. Such foreclosure proceedings, the enforcement of the pledge agreement and the right to take other actions with respect to the Pledged Stock will be controlled by holders of a majority of the aggregate principal amount of the then outstanding obligations which are equally and ratably secured by the Pledged Stock. The proceeds received by the collateral agent from any foreclosure will be applied by the collateral agent, first, to pay the expenses of such foreclosure and fees and other amounts then payable to the collateral agent under the pledge agreement and, thereafter, to pay the notes on a pro rata basis based on the aggregate amount outstanding of the obligations that are equally and ratably secured by the Pledged Stock. There can be no assurance that any proceeds from the foreclosure of the Pledged Stock will be sufficient to satisfy the amounts due under the notes.
Regulatory considerations may affect the ability of the collateral agent to exercise certain rights with respect to the Pledged Stock upon the occurrence of an Event of Default. Because IPL is a regulated public utility, such foreclosure proceedings, the enforcement of the pledge agreement and the right to take other actions with respect to the Pledged Stock may be limited and subject to regulatory approval. IPL is subject to regulation at the state level by the IURC. At the federal level, it is subject to regulation by FERC. See “Business—Regulatory Matters” in this Prospectus. Regulation by the IURC and FERC includes regulation with respect to the change of control, transfer or ownership of utility property. In particular, such foreclosure proceedings, the enforcement of the pledge agreement and the right to take other actions with respect to the Pledged Stock could require (1) FERC approval to the extent such actions resulted in a change in control or a transfer of the ownership of the Pledged Stock and (2) IURC approval to the extent such actions resulted in a transfer of the ownership of the Pledged Stock to another Indiana utility. There can be no assurance that any such regulatory approval can be obtained on a timely basis, or at all.
The notes are not secured by any lien on, or other security interest in, any of our other properties or assets of our subsidiaries. The security interest in the Pledged Stock will not alter the effective subordination of the notes to the creditors of our subsidiaries.
Optional Redemption
The notes will be redeemable prior to February 1, 2030 (three months prior to the maturity date), at any time in whole or from time to time in part, at our option, at a redemption price equal to the greater of:
(1) 100% of the principal amount of the notes being redeemed; and
(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if such notes matured on the applicable Par Call Date (as defined below) (excluding interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein), plus 50 basis points; plus, for (1) or (2) above, whichever is applicable, accrued interest on such notes to, but not including, the date of redemption.
At any time on or after February 1, 2030, the notes will be redeemable in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes to be redeemed to, but not including, the date of redemption.
Definitions
“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that such notes matured on the applicable Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
“Par Call Date” means, February 1, 2030, the date that is three months prior to the maturity date of the notes.
“Quotation Agent” means any Reference Treasury Dealer appointed by us.
“Reference Treasury Dealer” means each of (i) J.P. Morgan Securities LLC and BofA Securities, Inc. and (ii) any other primary U.S. government securities dealer in New York City (each, a “Primary Treasury Dealer”) we select. If any of the foregoing ceases to be a Primary Treasury Dealer, we must substitute another Primary Treasury Dealer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
The redemption price will be calculated by the Quotation Agent and we, the trustee and any paying agent for the notes will be entitled to rely on such calculation.
Notice of redemption must be given not less than 30 days nor more than 60 days prior to the date of redemption. If fewer than all the notes are to be redeemed, selection of notes for redemption will be made by the trustee by lot or by any other method the trustee in its sole discretion deems appropriate.
Unless we default in payment of the redemption price from and after the redemption date, the notes or portions of them called for redemption will cease to bear interest, and the holders of the notes will have no right in respect to such notes except the right to receive the redemption price for them.
No mandatory redemption or sinking fund
There will be no mandatory redemption or sinking fund payments for the notes.
Repurchase at the option of holders
If a Change of Control Triggering Event (as defined herein) occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (no note of a principal amount of $2,000 or less will be repurchased in part) of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to, but not including, the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to send a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.
On the Change of Control Payment Date, we will be required, to the extent lawful, to:
•accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;
•deposit with the paying agent, which shall initially be the trustee, an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and
•deliver or cause to be delivered to the trustee the notes properly accepted.

The definitions of Change of Control (as defined herein) and Parent Company Change of Control (as defined herein) include a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our subsidiaries taken as a whole to another person may be uncertain.
For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:
“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the Exchange Act) other than the Company or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation), other than any transaction the result of which is a Parent Company Change of Control, the result of which is that any person (as such term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder (as defined herein) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of the Company’s Voting Stock; or (3) the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors of the Company.
“Change of Control Triggering Event” means the occurrence of a Rating Event and either (a) a Change of Control, or (b) a Parent Company Change of Control.
“Continuing Directors” means, as of any date of determination, any member of the applicable Board of Directors who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by vote of the Board of Directors or by approval of the stockholders, or, if applicable, after receipt of a proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
“Fitch” means Fitch Ratings, Inc. and any successor to its ratings agency business.
“Moody’s” means Moody’s Investors Service, Inc. and any successor to its ratings agency business.
“Parent Company” means The AES Corporation, a Delaware corporation.
“Parent Company Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent Company and its subsidiaries taken as a whole to any person (as such term is used in Section 13(d) of the Exchange Act) other than the Parent Company or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of the Parent Company’s Voting Stock; or (3) the first day on which a majority of the members of the Parent Company’s Board of Directors are not Continuing Directors of the Parent Company.
“Permitted Holder” means, at any time, the Parent Company and its affiliates. In addition, any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its affiliates, constitute an additional Permitted Holder.
“Rating Agencies” means (a) each of Fitch, Moody’s and S&P, and (b) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) selected by us as a replacement Rating Agency for a former Rating Agency.
“Rating Event” means (x) the rating on the notes is lowered and (y) the notes are rated below an investment grade rating, in either case, by two of the three Rating Agencies on any day within the period (the “Trigger Period”) commencing on the earlier of (a) the occurrence of a Change of Control or a Parent Company Change of Control and (b) public notice of the occurrence of a Change of Control or a Parent Company Change of Control or our intention to effect a Change of Control or the Parent Company’s intention to effect a Parent Company Change of Control and ending 60 days following the consummation of such Change of Control or Parent Company Change of

Control (which Trigger Period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies); provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control or a particular Parent Company Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agency making the reduction in rating to which this definition would otherwise apply publicly announces or informs the trustee in writing at our request that the reduction was not the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control or Parent Company Change of Control (whether or not the applicable Change of Control or Parent Company Change of Control has occurred at the time of the Rating Event).
“S&P” means Standard & Poor’s Financial Services LLC, a division of S&P Global Inc., and its successors.
“Voting Stock” of any specified person means the capital stock of such person that is at the time entitled to vote generally in the election of the Board of Directors of such person.
Ranking
Structural Subordination. Substantially all of our operations are conducted through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred and minority stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of our creditors, including holders of the notes. The notes therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of our subsidiaries. As of December 31, 2020, our direct and indirect subsidiaries had total long-term debt (including current maturities) and preferred stock of approximately $1.8 billion, all of which would be effectively senior to the notes. Moreover, the indenture does not impose any limitation on the incurrence by subsidiaries of additional liabilities or the issuance of additional preferred stock or minority interests.
The notes will rank equally in right of payment with all existing and future secured senior obligations and, to the extent of the value of the collateral, senior to any of our existing or future unsecured obligations and our subordinated obligations.
Moreover, as a holding company, we do not directly own any assets, other than our ownership interests in our subsidiaries. None of our subsidiaries is obligated under the notes and none of our subsidiaries will guarantee the notes. Our principal asset is our ownership interest in Indianapolis Power & Light Company. IPL is a regulated public utility, and is subject to regulation at both the state and federal level. At the state level, it is subject to regulation by the IURC. At the federal level, it is subject to regulation by FERC. See “Business—Regulatory Matters” in this Prospectus. Regulation by the IURC and FERC includes regulation with respect to the change of control, transfer or ownership of utility property. Accordingly, if the trustee under the indenture or the holders of the notes institute proceedings against us with respect to the notes, the remedies available to them may be limited and may be subject to the approval by the IURC and FERC.
Covenants
Except as otherwise set forth under “—Defeasance and Discharge” below, for so long as any notes remain outstanding or any amount remains unpaid on any of the notes, we will comply with the terms of the covenants set forth below.
Payment of Principal and Interest
We will duly and punctually pay the principal of and interest on the notes in accordance with the terms of the notes and the indenture.
Merger, Consolidation, Sale, Lease or Conveyance
The indenture will provide that we will not (i)(a) consolidate with or merge with or into any other person, or permit any person to merge into or consolidate with us, or convey, transfer or lease our consolidated properties and assets substantially as an entirety (in one transaction or in a series of related transactions), (b) convey, transfer or lease our consolidated electric transmission and distribution assets and operations substantially as an entirety (in one transaction or in a series of related transactions), or (c) convey, transfer or lease all or substantially all of our consolidated electric generation assets and operations (in one transaction or a series of transactions), to any person or (ii) permit any of our subsidiaries to enter into any such transaction or series of transactions if it would result in the disposition of (x) our consolidated properties and assets substantially as an entirety, (y) our consolidated electric transmission and distribution assets and operations substantially as an entirety or (z) all or substantially all of our consolidated electric generation assets and operations unless, in each case:
•we will be the surviving entity; or
•the successor corporation or person that acquires all or substantially all of our assets:
•will be an entity organized under the laws of the United States of America, one of its States or the District of Columbia; and
•expressly assumes by supplemental indenture our obligations under the notes and the indenture; provided, however, that in the event following a conveyance, transfer or lease of our consolidated properties and assets substantially as an entirety or a conveyance, transfer or lease of all or substantially all of our consolidated electric generation assets and operations, we continue to own, directly or indirectly, our consolidated electric transmission and distribution assets and operations that we held immediately preceding such conveyance, transfer or lease substantially as an entirety, the notes and the indenture shall remain the obligations of us and shall not be assumed by the surviving person; and,
•in each case, immediately after the merger, consolidation, sale, lease or conveyance, we, that person or the surviving entity will not be in default under the indenture.
In addition to the indenture limitations, regulatory approval would be required for such transactions.
Limitations on Liens
Liens on the Indianapolis Power & Light Company Stock. We may not secure any Indebtedness of any person, other than IPALCO Indebtedness, by a Lien (as defined herein) upon any common stock of Indianapolis Power & Light Company.
Liens on Property or Assets other than the IPL Stock. Neither we nor any Significant Subsidiary (as defined herein) may issue, assume or guarantee any Indebtedness secured by a Lien upon any property or assets (other than any capital stock of Indianapolis Power & Light Company or cash or cash equivalents) of us or such Significant Subsidiary, as applicable, without effectively providing that the outstanding notes (together with, if we so determine, any other indebtedness or obligation then existing or thereafter created ranking equally with the notes) will be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness is so secured.
The foregoing limitation on Liens will not, however, apply to:
(1) Liens in existence on the date of original issue of the notes;
(2) any Lien created or arising over any property which is acquired, constructed or created by us or any of our Significant Subsidiaries, but only if:
(a) such Lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation, together with any costs, expenses, interest and fees incurred in relation to that property or a guarantee given in respect of that property;
(b) such Lien is created or arises on or before 180 days after the completion of such acquisition, construction or creation; and
(c) such Lien is confined solely to the property so acquired, constructed or created;
(3) (a) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for our benefit and/or a Significant Subsidiary or in connection with the issuance of letters of credit for our benefit and/or a Significant Subsidiary;
(b) any Lien on accounts receivable securing our Indebtedness and/or a Significant Subsidiary incurred in connection with the financing of such accounts receivable;
(c) any Lien incurred or deposits made in the ordinary course of business, including, but not limited to, (1) any mechanic’s, materialmen’s, carrier’s, workmen’s, vendors’ and other like Liens and (2) any Liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security;
(d) any Lien upon specific items of inventory or other goods of us and/or a Significant Subsidiary and the proceeds thereof securing obligations of us and/or a Significant Subsidiary in respect of bankers’

acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;
(e) any Lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds, letters of credit not securing borrowings and other obligations of like nature incurred in the ordinary course of business;
(f) any Lien created by us or a Significant Subsidiary under or in connection with or arising out of a Currency, Interest Rate or Commodity Agreement (as defined herein) or any transactions or arrangements entered into in connection with the hedging or management of risks relating to the electricity or natural gas distribution industry, including a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred in respect of Currency, Interest Rate or Commodity Agreements;
(g) any Lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business; and
(h) any Lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business;
(4) Liens in favor of us or a subsidiary of ours;
(5) (a) Liens on any property or assets acquired from an entity which is merged with or into us or a Significant Subsidiary or any Liens on the property or assets of any entity existing at the time such entity becomes a subsidiary of ours and, in either case, is not created in anticipation of the transaction, unless the Lien was created to secure or provide for the payment of any part of the purchase price of that entity;
(b) any Lien on any property or assets existing at the time of its acquisition and which is not created in anticipation of such acquisition, unless the Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets; and
(c) any Lien created or outstanding on or over any asset of any entity which becomes a Significant Subsidiary on or after the date of the issuance of the notes, where the Lien is created prior to the date on which that entity becomes a Significant Subsidiary;
(6) (a) Liens required by any contract, statute or regulation in order to permit us or a Significant Subsidiary to perform any contract or subcontract made by it with or at the request of a governmental entity or any governmental department, agency or instrumentality, or to secure partial, progress, advance or any other payments by us or a Significant Subsidiary to such governmental unit under the provisions of any contract, statute or regulation;
(b) any Lien securing industrial revenue, development, pollution control, solid waste disposal or similar bonds issued by or for our benefit or a Significant Subsidiary, provided that such industrial revenue, development, pollution control or similar bonds do not provide recourse generally to us and/or such Significant Subsidiary; and
(c) any Lien securing taxes or assessments or other applicable governmental charges or levies;
(7) any Lien which arises under any order of attachment, restraint or similar legal process arising in connection with court proceedings and any Lien which secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the execution or other enforcement of such Lien arising under such legal process is effectively stayed and the claims secured by that Lien are being contested in good faith and, if appropriate, by appropriate legal proceedings, and any Lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs and/or expenses;
(8) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens referred to in the foregoing clauses, for amounts not exceeding the principal amount of the Indebtedness secured by the Lien so extended, renewed or replaced, provided that such extension, renewal or replacement Lien is limited to all or a part of the same property or assets that were covered by the Lien extended, renewed or replaced (plus improvements on such property or assets);
(9) any Lien created in connection with Project Finance Debt (as defined herein);
(10) any Lien created by IPL or its subsidiaries securing Indebtedness of IPL or its subsidiaries;

(11) any Lien created in connection with the securitization of some or all of the assets of IPL and the associated issuance of Indebtedness as authorized by applicable state or federal law in connection with the restructuring of jurisdictional electric or gas businesses; and
(12) any Lien on stock created in connection with a mandatorily convertible or exchangeable stock or debt financing, provided that any such financing may not be secured by or otherwise involve the creation of a Lien on any capital stock of IPL or any successor entity to IPL.
Reports and Other Information
At any time that we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or do not otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the indenture requires us to make available to the trustee and to holders of the notes, without cost to any holder:
(1) within 90 days after the end of each fiscal year, audited financial statements; and
(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly unaudited financial statements.
Events of Default
An Event of Default with respect to the notes is defined in the indenture as being:
(1) default for 30 days in the payment of any interest on the notes;
(2) default in the payment of principal of or any premium on, the notes at maturity, upon redemption, upon required purchase, upon acceleration or otherwise;
(3) default in the performance, or breach, of any covenant or obligation in the indenture and continuance of the default or breach for a period of 30 days after written notice specifying the default is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes;
(4) default in the payment of the principal of any bond, debenture, note or other evidence of indebtedness, in each case for money borrowed, issued by us, or in the payment of principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for Borrowed Money, of us or any Significant Subsidiary if such Indebtedness for Borrowed Money is not Project Finance Debt and provides for recourse generally to us or any Significant Subsidiary, which default for payment of principal is in an aggregate principal amount exceeding $40.0 million when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 business days and the time for payment of such amount has not been expressly extended (until such time as such payment default is remedied, cured or waived);
(5) a court having jurisdiction enters a decree or order for:
•relief in respect of us or any of our Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect;
•appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of us or any of our Significant Subsidiaries or for all or substantially all of the property and assets of us or any of our Significant Subsidiaries; or
•the winding up or liquidation of our affairs or any of our Significant Subsidiaries;
•and, in either case, such decree or order remains unstayed and in effect for a period of 60 consecutive days;
(6) we or any of our Significant Subsidiaries:
•commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law;
•consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of us or any of our Significant Subsidiaries or for all or substantially all of the property and assets of us or any of our Significant Subsidiaries; or
•effects any general assignment for the benefit of creditors; or
(7) the collateral agent fails to have a perfected security interest in the Pledged Stock of IPL for a period of 10 days.

If an Event of Default (other than an Event of Default specified in clause (5) or (6) with respect to us) occurs with respect to the notes and continues, then the trustee or the holders of at least 25% in principal amount of the notes then outstanding may, by written notice to us, and the trustee at the request of at least 25% in principal amount of the notes then outstanding will, declare the principal, premium, if any, and accrued interest on the outstanding notes to be immediately due and payable. Upon a declaration of acceleration, the principal, premium, if any, and accrued interest shall be immediately due and payable.
If an Event of Default specified in clause (5) or (6) above occurs with respect to us, the principal, premium, if any, and accrued interest on the notes shall be immediately due and payable, without any declaration or other act on the part of the trustee or any holder.
The holders of at least a majority in principal amount of the notes may, by written notice to us and to the trustee, waive all past defaults with respect to the notes and rescind and annul a declaration of acceleration with respect to the notes and its consequences if:
•all existing Events of Default applicable to the notes other than the nonpayment of the principal, premium, if any, and interest on the notes that have become due solely by that declaration of acceleration, have been cured or waived; and
•the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.
No holder of the notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:
•such holder has previously given written notice to the trustee of a continuing Event of Default with respect to the notes;
•the holders of not less than 25% in principal amount of the notes shall have made written request to a responsible officer of the trustee to institute proceedings in respect of such Event of Default in its own name as trustee;
•such holder or holders have offered the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;
•the trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and
•no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding notes.
However, these limitations do not apply to the right of any holder of a note to receive payment of the principal, premium, if any, or interest on, that note or to bring suit for the enforcement of any payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.
The indenture requires that certain of our officers certify, on or before a date not more than 120 days after the end of each fiscal year, that to the best of those officers’ knowledge, we have fulfilled all our obligations under the indenture. We are also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture; provided, however, that a failure by us to deliver such notice of a default shall not constitute a default under the indenture, if we have remedied such default within any applicable cure period.
No liability of directors, officers, employees, incorporators and stockholders
No director, officer, employee, incorporator or stockholder of us, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Amendments and waivers
Amendments Without Consent of Holders. We and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any holder:
(1) to cure any ambiguity, defect or inconsistency in the indenture or the notes;
(2) to comply with “—Merger, Consolidation, Sale, Lease or Conveyance;”

(3) to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;
(4) to evidence and provide for the acceptance of appointment hereunder by a successor trustee;
(5) to provide for any guarantee of the notes, to secure the notes or to confirm and evidence the release, termination or discharge of any guarantee of or lien securing the notes when such release, termination or discharge is permitted by the indenture;
(6) to provide for or confirm the issuance of additional notes; or
(7) to make any other change that does not materially and adversely affect the rights of any holder.
Amendments With Consent of Holders. (a) Except as otherwise provided in “—Events of Default” or paragraph (b), we and the trustee may amend the indenture with respect to the notes with the written consent of the holders of a majority in principal amount of the outstanding notes and the holders of a majority in principal amount of the outstanding notes may waive future compliance by us with any provision of the indenture with respect to the notes.
(b) Notwithstanding the provisions of paragraph (a), without the consent of each holder of notes, an amendment or waiver may not:
(1) reduce the principal amount of or change the stated maturity of any installment of principal of the notes;
(2) reduce the rate of or change the stated maturity of any interest payment on the notes;
(3) reduce the amount payable upon the redemption of the notes, in respect of an optional redemption, change the times at which the notes may be redeemed or, once notice of redemption has been given, the time at which they must thereupon be redeemed;
(4) make the notes payable in money other than that stated in the notes;
(5) impair the right of any holder of notes to receive any principal payment or interest payment on such holder’s notes, on or after the stated maturity thereof, or to institute suit for the enforcement of any such payment;
(6) make any change in the percentage of the principal amount of the notes required for amendments or waivers; or
(7) modify or change any provision of the indenture affecting the ranking of the notes in a manner adverse to the holders of the notes.
It is not necessary for holders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.
Neither we nor any of our Subsidiaries or affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.
Defeasance and discharge
The indenture provides that we are deemed to have paid and will be discharged from all obligations in respect of the notes on the 123rd day after the deposit referred to below has been made, and that the provisions of the indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies, to hold monies for payment in trust and the rights, obligations and immunities of the trustee) if, among other things,
(1) we have deposited with the trustee, in trust, money and/or U.S. Government Obligations (as defined herein) that, through the payment of interest and principal in respect thereof, will provide money in an amount sufficient to pay the principal, premium, if any, and accrued interest on the notes, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be, in accordance with the terms of the indenture;
(2) we have delivered to the trustee either:
•an opinion of counsel to the effect that beneficial owners of notes will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of our option under this “Defeasance and Discharge” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of the indenture, or
•a ruling directed to the Company received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel;
(3) we have delivered to the trustee an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;
(4) immediately after giving effect to that deposit on a pro forma basis, no Event of Default has occurred and is continuing on the date of the deposit or during the period ending on the 123rd day after the date of the deposit, and the deposit will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound; and
(5) if at that time any notes are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the notes will not be delisted as a result of a deposit, defeasance and discharge.
As more fully described in the indenture, the indenture also provides for defeasance of certain covenants.
Concerning the trustee
U.S. Bank National Association is the trustee under the indenture. The trustee is a full service financial institution which currently lends to affiliates of the Company. The trustee also provides various investment banking services to certain of our affiliates in the ordinary course of business.
Except during the continuance of an Event of Default, the trustee needs to perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties or in the exercise of its rights or powers thereunder. The trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders pursuant to the indenture, unless such holders shall have offered to the trustee security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us and our affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.
Form, denomination and registration of notes
Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
The Global Notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Regulation S Global Notes may be may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC). Beneficial interests in the Global Notes may be exchanged for Notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”
In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository procedures
The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it:
(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and
(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.
Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee’s has or will have any responsibility or liability for:
(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or
(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes. Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
DTC has advised us that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
Exchange of global notes for certificated notes
A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:
(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case we fail to appoint a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as a depositary;
(2) we determine not to have the Notes represented by a Global Note and provide written notice thereof to the trustee; provided that in no event shall a Temporary Regulation S Global Note be exchanged for certificated Notes prior to the expiration of the distribution compliance period and the receipt of any required Regulation S Certification; or
(3) there shall have occurred and be continuing a Default or Event of Default with respect to the notes.
In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.
Governing law
The indenture and the notes shall be governed by, and construed in accordance with, the laws of the State of New York.
Certain definitions
Set forth below are certain defined terms used in the indenture. We refer you to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this section of the prospectus for which no definition is provided.
“Capitalized Lease Obligations” means all lease obligations of us and our subsidiaries which, under GAAP, are or will be required to be capitalized, in each case taken at the amount of the lease obligation accounted for as indebtedness in conformity with those principles.
“Currency, Interest Rate or Commodity Agreements” means an agreement or transaction involving any currency, interest rate or energy price or volumetric swap, cap or collar arrangement, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind for the hedging or management of foreign exchange, interest rate or energy price or volumetric risks, it being understood, for purposes of this definition, that the term “energy” will include, without limitation, coal, gas, oil and electricity.
“DTC” means The Depository Trust Company.
“Excluded Subsidiary” means any subsidiary of us:
(1) in respect of which neither we nor any subsidiary of ours (other than another Excluded Subsidiary) has undertaken any legal obligation to give any guarantee for the benefit of the holders of any Indebtedness for

Borrowed Money (other than to another member of the Group) other than in respect of any statutory obligation and the subsidiaries of which are all Excluded Subsidiaries; and
(2) which has been designated as such by us by written notice to the trustee; provided that we may give written notice to the trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary whereupon it shall cease to be an Excluded Subsidiary.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Group” means IPALCO and its subsidiaries and “member of the Group” shall be construed accordingly.
“Indebtedness” means, with respect to us or any of our subsidiaries at any date of determination (without duplication):
(1) all Indebtedness for Borrowed Money (excluding any credit which is available but undrawn);
(2) all obligations in respect of letters of credit (including reimbursement obligations with respect to letters of credit);
(3) all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title to the property or the completion of such services, except trade payables;
(4) all Capitalized Lease Obligations;
(5) all indebtedness of other persons secured by a mortgage, charge, lien, pledge or other security interest on any asset of us or any of our subsidiaries, whether or not such indebtedness is assumed; provided that the amount of such Indebtedness must be the lesser of: (a) the fair market value of such asset at such date of determination and (b) the amount of the secured indebtedness;
(6) all indebtedness of other persons of the types specified in the preceding clauses (1) through (5), to the extent such indebtedness is guaranteed by us or any of our subsidiaries; and
(7) to the extent not otherwise included in this definition, net obligations under Currency, Interest Rate or Commodity Agreements.
The amount of Indebtedness at any date will be the outstanding balance at such date of all unconditional obligations as described above and, upon the occurrence of the contingency giving rise to the obligation, the maximum liability of any contingent obligations of the types specified in the preceding clauses (1) through (7) at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.
“Indebtedness for Borrowed Money” means any indebtedness (whether being principal, premium, interest or other amounts) for:
•money borrowed;
•payment obligations under or in respect of any trade acceptance or trade acceptance credit; or
•any notes, bonds, loan stock or other debt securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash;
provided, however, in each case, that such term will exclude:
•any indebtedness relating to any accounts receivable securitizations;
•any Indebtedness of the type permitted to be secured by Liens pursuant to clause (12) under the caption “—Limitation on Liens” described above; and
•any Preferred Securities which are issued and outstanding on the date of original issue of the notes or any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any such existing Preferred Securities, for amounts not exceeding the principal amount or liquidation preference of the Preferred Securities so extended, renewed or replaced.
“IPALCO Indebtedness” means any Indebtedness of the Company; provided that the aggregate outstanding principal amount of such Indebtedness that is secured by a Lien upon any common stock of Indianapolis Power & Light Company may not exceed $1.4 billion and that the proceeds of such secured Indebtedness may not be used to pay any dividend to the Parent Company and, provided further, that the aggregate outstanding principal amount of such Indebtedness shall be calculated exclusive of secured Indebtedness that is being concurrently redeemed, repaid, defeased or otherwise retired with the proceeds of an offering of secured Indebtedness.
“Lien” means any mortgage, lien, pledge, security interest or other encumbrance; provided, however, that the term “Lien” does not mean any easements, rights-of-way, restrictions and other similar encumbrances and encumbrances consisting of zoning restrictions, leases, subleases, restrictions on the use of property or defects in title.

“Preferred Securities” means, without duplication, any trust preferred or preferred securities or related debt or guaranties of us or any of our subsidiaries.
“Project Finance Debt” means:
•any Indebtedness to finance or refinance the ownership, acquisition, development, design, engineering, procurement, construction, servicing, management and/or operation of any project or asset which is incurred by an Excluded Subsidiary; and
•any Indebtedness to finance or refinance the ownership, acquisition, development, design, engineering, procurement, construction, servicing, management and/or operation of any project or asset in respect of which the person or persons to whom any such Indebtedness is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment of that Indebtedness other than: (i) recourse to such member of the Group for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from, or ownership interests or other investments in, such project or asset; and/or (ii) recourse to such member of the Group for the purpose only of enabling amounts to be claimed in respect of such Indebtedness in an enforcement of any encumbrance given by such member of the Group over such project or asset or the income, cash flow or other proceeds deriving from the project (or given by any shareholder or the like, or other investor in, the borrower or in the owner of such project or asset over its shares or the like in the capital of, or other investment in, the borrower or in the owner of such project or asset) to secure such Indebtedness, provided that the extent of such recourse to such member of the Group is limited solely to the amount of any recoveries made on any such enforcement; and/or (iii) recourse to such borrower generally, or directly or indirectly to a member of the Group, under any form of assurance, indemnity, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect of a payment obligation, or any obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by the person against which such recourse is available.
“Significant Subsidiary” means, at any particular time, any subsidiary of ours whose gross assets or gross revenues (having regard to our direct and/or indirect beneficial interest in the shares, or the like, of that subsidiary) represent at least 25% of the consolidated gross assets or, as the case may be, consolidated gross revenues of us.
“Subsidiary” means, with respect to any person, any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees is at the time owned, directly or indirectly, by (1) such person, (2) such person and one or more subsidiaries of such person or (3) one or more subsidiaries of such person.
“U.S. Government Obligation” means any:
(1) security which is: (a) a direct obligation of the United States for the payment of which the full faith and credit of the United States is pledged or (b) an obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in the case of clause (a) or (b), is not callable or redeemable at the option of the issuer of the obligation, and
(2) depositary receipt issued by a bank (as defined in the Securities Act) as custodian with respect to any security specified in clause (1) above and held by such bank for the account of the holder of such depositary receipt or with respect to any specific payment of principal of or interest on any such security held by any such bank, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

THE EXCHANGE OFFER
General
We hereby offer to exchange a like principal amount of new notes for any or all outstanding old notes on the terms and subject to the conditions set forth in this prospectus. We often refer to this offer as the “exchange offer.” You may tender some or all of your outstanding old notes pursuant to this exchange offer. As of the date of this prospectus, $475,000,000 aggregate principal amount of the old notes are outstanding. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain conditions set forth hereunder.
Purpose and Effect of the Exchange Offer
In connection with the offering of the old notes, which was consummated on April 14, 2020, we entered into a registration rights agreement with the initial purchasers of the old notes, under which we agreed:
(1) to use our reasonable best efforts to cause to be filed a registration statement with respect to an offer to exchange the old notes for a new issue of securities, with terms substantially the same as of the old notes but registered under the Securities Act;
(2) to use our reasonable best efforts to cause the registration statement to be declared effective by the SEC on or prior to 365 days after the closing of the old notes offering and remain effective until the closing of the exchange offer; and
(3) to use our reasonable best efforts to consummate the exchange offer and issue the new notes within 30 business days after the registration statement is declared effective.
The registration rights agreement provides that, in the event that the registration statement is not effective on or prior to the date that is 365 days after the closing date of the old notes offering or consummate the exchange offer within 30 days after the effectiveness of the registration statement for the exchange offer, the interest rate for the notes will increase by a rate of 0.50% per annum from the effectiveness deadline until the exchange offer registration statement or the shelf registration statement is declared effective. Once we complete this exchange offer, we will no longer be required to pay additional interest on the old notes. The additional interest rate for the old notes will not any time exceed 0.50% per annum notwithstanding our failure to meet more than one of these requirements.
The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction. Furthermore, each holder of old notes that wishes to exchange their old notes for new notes in this exchange offer will be required to make certain representations as set forth herein.
Terms of the Exchange Offer; Period for Tendering Old Notes
This prospectus contains the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.
•When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus.
•For each $2,000 principal amount of old notes (and $1,000 principal amount of old notes in excess thereof) surrendered to us in the exchange offer, we will give you $2,000 principal amount of new notes (and $1,000 principal amount of new notes in excess thereof). Outstanding notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof, provided that no notes of $2,000 or less will be redeemed in part.
•We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.
•The exchange offer expires at 5:00 P.M., New York City time, on May 5, 2021; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term

“expiration date” means May 5, 2021 or, if extended by us, the latest time and date to which the exchange offer is extended.
•As of the date of this prospectus, $475,000,000 aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.
•Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.
•We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly following the expiration or termination of the exchange offer.
•We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.
•We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes promptly. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to Dow Jones and Company News Agency and/or other similar news service.
•Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.
•Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.
•We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.
Important rules concerning the exchange offer
You should note that:
•All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by IPALCO Enterprises, Inc. in our sole discretion, which determination shall be final and binding.
•We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.
•We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.
•Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.
•Neither IPALCO Enterprises, Inc., the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes
What to submit and how
If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must contact a DTC participant to complete the book-entry transfer procedures described below on or prior to the expiration date.
In addition,
(1) a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or
(2) you must comply with the guaranteed delivery procedures described below.
The method of delivery of notices of guaranteed delivery is at your election and risk. In all cases, sufficient time should be allowed to assure timely delivery.
How to sign your documents
Signatures on a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered for the account of an eligible institution.
If signatures on a notice of withdrawal are required to be guaranteed, the guarantees must be by any of the following eligible institutions:
•a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or
•a commercial bank or trust company having an office or correspondent in the United States.
Acceptance of Old Notes for Exchange; Delivery of New Notes
Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after the expiration of the exchange offer. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.
In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below.
If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer, non-exchanged old notes will be credited to an account maintained with DTC promptly following the expiration or termination of the exchange offer.
Book-Entry Transfer
The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the prospectus, and that we may enforce the agreement against that participant.
Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.
If your old notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry transfer participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives an agent’s message and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.
Guaranteed Delivery Procedures
If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit an agent’s message or your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:
•the tender is made through an eligible institution,
•prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, stating:
1.the name and address of the holder of old notes;
2.the amount of old notes tendered;
3.the tender is being made by delivering that notice; and
4.guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation will be deposited by that eligible institution with the exchange agent, and
5.a book-entry confirmation is received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.
Withdrawal Rights
You can withdraw your tender of old notes at any time on or prior to the expiration date.
For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:
1.the name of the person having tendered the old notes to be withdrawn
2.the old notes to be withdrawn
3.the principal amount of the old notes to be withdrawn; and
4.any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.
Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.
Conditions to the Exchange Offer
Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer:
1.that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC; or
2.any holder of the old notes exchanged in the exchange offer has not represented that all new notes to be received by it shall be acquired in the ordinary course of its business and that at the time of the consummation of the exchange offer it shall have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form S-4 or other appropriate form under the Securities Act available.
The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time prior to the expiration of the exchange offer.
In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.
Exchange Agent
U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:
Deliver To:
By Registered, Regular or Certified Mail or Overnight Delivery:
U.S. Bank National Association
Attn: Corporate Trust-Specialized Finance
111 Fillmore Avenue E
St. Paul, Minnesota 55107
Facsimile Transmissions:
651-466-7367
To Confirm by Email:
cts.specfinance@usbank.com
To Confirm by Telephone or for Information:
800-934-6802
Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.
Fees and Expenses
The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.
The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $270,000.
Accounting Treatment
We will record the new notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of this exchange offer. We will capitalize the expenses of this exchange offer and amortize them over the life of the notes.
Transfer Taxes
Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.
Resale of the New Notes
Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.
However, any purchaser of old notes who is an “affiliate” of IPALCO Enterprises, Inc. or who intends to participate in the exchange offer for the purpose of distributing the new notes
(1) will not be able to rely on the interpretation of the staff of the SEC,
(2) will not be able to tender its old notes in the exchange offer and
(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.
In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.
Failure to Exchange
Holders of old notes who do not exchange their old notes for new notes under the exchange offer will remain subject to the restrictions on transfer of such old notes as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws, and otherwise set forth in the confidential offering memorandum distributed in connection with the private offering of the old notes.
Other
Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are strongly urged to consult your financial, legal and tax advisors in making your own decision on what action to take.

MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old security for a new security in the exchange offer, the holder will have the same adjusted basis and holding period in the new security as in the old security immediately before the exchange.
Persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.
We will not receive any proceeds from any sale of new notes by broker-dealers.
New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:
•in the over-the-counter market;
•in negotiated transactions;

•through the writing of options on the new notes; or
•a combination of those methods of resale,
•at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.
Any resale may be made:
•directly to purchasers; or
•to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.
Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.
For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

Davis Polk & Wardwell LLP will opine for us on whether the new notes are valid and binding obligations of IPALCO Enterprises, Inc. and will rely on the opinion of Barnes & Thornburg LLP, with respect to certain matters under the laws of the State of Indiana.

EXPERTS

The consolidated financial statements of IPALCO Enterprises, Inc. and subsidiaries at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, and the related notes and schedules appearing in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Indianapolis Power & Light Company and subsidiary at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, and the related notes and schedule appearing in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-4 under the Securities Act with respect to our offering of the new notes. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and the new notes, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including exhibits and schedules thereto, is available to the public on the SEC’s website at https://www.sec.gov.
If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, or we do not otherwise report on an annual or quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we are still required under the indenture to deliver (which may be accomplished through posting on the internet) to the trustee and to holders of the notes, without any cost to any holder: (1) within 90 days after the end of each fiscal year, audited financial statements and (2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly unaudited financial statements. We are also required under the indenture to provide without charge upon the written request of (1) a holder of any notes or (2) a prospective holder of any of the notes who is a “qualified institutional buyer” within the meaning of Rule 144A and is designated by an existing holder of any of the notes with the information with respect to the Company required to be delivered under Rule 144A(d)(f) under the Securities Act to enable resales of the notes to be made pursuant to Rule 144A.
Any such requests should be directed to us at: IPALCO Enterprises, Inc., One Monument Circle, Indianapolis, Indiana 46204, Phone: (317) 261-8261, Attention: Treasurer.
We also maintain an Internet site at http://www.aesindiana.com. Our website and the information contained therein or connected thereto shall not be deemed to be a part of this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of IPALCO Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IPALCO Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income / loss, common shareholders’ equity and noncontrolling interest, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedules listed in the Index at Item 15 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Accounting
Regulatory Accounting
Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company applies the provisions of FASC 980 “Regulated Operations”, which gives recognition to the ratemaking and accounting practices of the IURC and the FERC. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in customer rates. Regulatory assets can also represent performance incentives permitted by the regulator. Regulatory liabilities generally represent obligations to provide refunds or future rate reductions to customers for previous over collections or the deferral of revenues collected for costs that the Company expects to incur in the future. Accounting for the economics of rate regulation affects multiple financial statement line items, including property, plant, and equipment; regulatory assets and liabilities; operating revenues; and depreciation expense, and related disclosures in the Company’s consolidated financial statements.
Auditing the Company’s regulatory accounting was complex due to significant judgments made by management to support its assertions about the impact of future regulatory orders on the consolidated financial statements. In particular, there is subjectivity involved in assessing the impact of current and future regulatory orders on events that have occurred as of December 31, 2020, judgment required to evaluate the relevance and reliability of audit evidence to support impacted account balances and disclosures, and judgments involved in assessing the probability of recovery in future rates of incurred costs or refunds to customers. These assumptions have a significant effect on the regulatory assets and liabilities and related disclosures.
How We Addressed the Matter in Our Audit	To test the Company’s accounting for regulatory assets and liabilities, our audit procedures included, among others, reviewing relevant regulatory orders, statutes and interpretations; filings made by intervening parties; and other publicly available information, to assess the likelihood of recovery of regulatory assets in future rates or of a refund or future reduction in rates for regulatory liabilities based on precedents for the treatment of similar costs under similar circumstances. We evaluated the Company’s assertions regarding the probability of recovery of regulatory assets or refund or future reduction in rates for regulatory liabilities, to assess the Company’s assertion that amounts are probable of recovery or of a refund or future reduction in rates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Indianapolis, Indiana
February 24, 2021

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	2020	2019	2018
REVENUES	$1,352,985	$1,481,643	$1,450,505

OPERATING COSTS AND EXPENSES:
Fuel	247,105	340,466	331,701
Power purchased	135,767	133,674	164,542
Operation and maintenance	416,169	428,201	431,620
Depreciation and amortization	246,896	240,314	232,332
Taxes other than income taxes	44,516	42,236	53,952
Total operating expenses	1,090,453	1,184,891	1,214,147

OPERATING INCOME	262,532	296,752	236,358

OTHER INCOME / (EXPENSE), NET:
Allowance for equity funds used during construction	4,574	3,486	8,477
Interest expense	(129,493)	(121,771)	(95,509)
Loss on early extinguishment of debt	(2,424)	—	—
Other income / (expense), net	3,370	(10,546)	(1,852)
Total other income / (expense), net	(123,973)	(128,831)	(88,884)

EARNINGS FROM OPERATIONS BEFORE INCOME TAX	138,559	167,921	147,474

Less: income tax expense	28,592	35,528	13,449
NET INCOME	109,967	132,393	134,025

Less: dividends on preferred stock	3,213	3,213	3,213
NET INCOME APPLICABLE TO COMMON STOCK	$106,754	$129,180	$130,812

See notes to consolidated financial statements.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statements of Comprehensive Income/(Loss)
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	2020	2019	2018

Net income applicable to common stock	$106,754	$129,180	$130,812

Derivative activity:
Change in derivative fair value, net of income tax benefit of $8,876, $6,810 and $0, for each respective period	(27,779)	(19,750)	—
Reclassification to earnings, net of income tax benefit of $1,313, $0 and $0, for each respective period	4,109	—	—
Net change in fair value of derivatives	(23,670)	(19,750)	—

Other comprehensive loss	(23,670)	(19,750)	—

Net comprehensive income	$83,084	$109,430	$130,812

See notes to consolidated financial statements.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheets
(In Thousands)
	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,502	$48,152
Restricted cash	6,120	400
Accounts receivable, net of allowance for credit losses of $3,155 and $921, respectively	165,193	161,090
Inventories	95,506	83,569
Regulatory assets, current	45,430	37,398
Taxes receivable	24,384	23,670
Prepayments and other current assets	17,842	17,264
Total current assets	374,977	371,543
NON-CURRENT ASSETS:
Property, plant and equipment	6,530,395	6,398,612
Less: Accumulated depreciation	2,643,695	2,414,652
	3,886,700	3,983,960
Construction work in progress	209,584	130,609
Total net property, plant and equipment	4,096,284	4,114,569
OTHER NON-CURRENT ASSETS:
Intangible assets - net	59,141	64,861
Regulatory assets, non-current	392,801	355,614
Other non-current assets	46,716	22,082
Total other non-current assets	498,658	442,557
TOTAL ASSETS	$4,969,919	$4,928,669
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt and current portion of long-term debt (Note 7)	$169,907	$559,199
Accounts payable	127,089	128,521
Accrued taxes	26,620	22,012
Accrued interest	31,733	35,334
Customer deposits	27,929	34,635
Regulatory liabilities, current	30,036	52,654
Derivative liabilities, current	—	26,560
Accrued and other current liabilities	19,453	23,300
Total current liabilities	432,767	882,215
NON-CURRENT LIABILITIES:
Long-term debt (Note 7)	2,556,278	2,092,430
Deferred income tax liabilities	275,714	272,861
Taxes payable	7,458	4,658
Regulatory liabilities, non-current	839,360	846,430
Accrued pension and other postretirement benefits	5,334	19,344
Asset retirement obligations	195,236	204,219
Derivative liabilities, non-current	63,215	—
Other non-current liabilities	13,785	252
Total non-current liabilities	3,956,380	3,440,194
Total liabilities	4,389,147	4,322,409
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY:
Paid in capital	588,966	590,784
Accumulated other comprehensive loss	(43,420)	(19,750)
Accumulated deficit	(24,558)	(24,558)
Total common shareholders' equity	520,988	546,476
Preferred stock of subsidiary	59,784	59,784
Total shareholders' equity	580,772	606,260
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,969,919	$4,928,669

See notes to consolidated financial statements.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$109,967	$132,393	$134,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	246,896	240,314	232,332
Amortization of deferred financing costs and debt discounts	3,942	4,109	3,975
Deferred income taxes and investment tax credit adjustments - net	2,854	15,277	(15,735)
Loss on early extinguishment of debt	2,424	—	—
Allowance for equity funds used during construction	(4,574)	(3,486)	(8,477)
Change in certain assets and liabilities:
Accounts receivable	(4,103)	6,469	(9,944)
Inventories	(15,240)	13,574	(3,652)
Accounts payable	(20,322)	3,047	3,675
Accrued and other current liabilities	(8,214)	4,413	(10,532)
Accrued taxes payable/receivable	6,695	(15,698)	3,180
Accrued interest	(3,601)	544	458
Pension and other postretirement benefit expenses	(6,991)	5,414	(30,740)
Short-term and long-term regulatory assets and liabilities	(13,390)	921	76,647
Prepayments and other current assets	(578)	(2,119)	4,711
Other - net	(340)	(7,357)	1,089
Net cash provided by operating activities	295,425	397,815	381,012
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(235,700)	(213,619)	(224,335)
Project development costs	(2,401)	(2,269)	(1,127)
Cost of removal and regulatory recoverable ARO payments	(37,786)	(21,838)	(29,543)
Other	118	278	1,053
Net cash used in investing activities	(275,769)	(237,448)	(253,952)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	115,000	10,000	100,000
Repayments under revolving credit facilities	(40,000)	(10,000)	(248,000)
Long-term borrowings, net of discount	564,568	—	169,936
Retirement of long-term debt, including early payment premium	(562,135)	—	—
Distributions to shareholders	(108,739)	(136,426)	(130,179)
Preferred dividends of subsidiary	(3,213)	(3,213)	(3,213)
Deferred financing costs paid	(6,914)	—	(1,067)
Payments for financed capital expenditures	(36)	(5,623)	(11,429)
Other	(117)	(152)	(190)
Net cash used in financing activities	(41,586)	(145,414)	(124,142)
Net change in cash, cash equivalents and restricted cash	(21,930)	14,953	2,918
Cash, cash equivalents and restricted cash at beginning of period	48,552	33,599	30,681
Cash, cash equivalents and restricted cash at end of period	$26,622	$48,552	$33,599

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest (net of amount capitalized)	$122,938	$117,457	$90,975
Income taxes	27,000	29,600	28,275
Non-cash investing activities:
Accruals for capital expenditures	$54,360	$35,471	$47,553

See notes to consolidated financial statements.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statements of Common Shareholders' Equity
and Noncontrolling Interest
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Common Shareholders' Equity	Cumulative Preferred Stock of Subsidiary
Balance at January 1, 2018	$597,467	$—	$(25,191)	$572,276	$59,784
Net income	—	—	130,812	130,812	3,213
Preferred stock dividends	—	—	—	—	(3,213)
Distributions to shareholders	—	—	(130,179)	(130,179)	—
Other	357	—	—	357	—
Balance at December 31, 2018	597,824	—	(24,558)	573,266	59,784
Net comprehensive income	—	(19,750)	129,180	109,430	3,213
Preferred stock dividends	—	—	—	—	(3,213)
Distributions to shareholders(1)	(7,246)	—	(129,180)	(136,426)	—
Other	206	—	—	206	—
Balance at December 31, 2019	590,784	(19,750)	(24,558)	546,476	59,784
Net comprehensive income	—	(23,670)	106,754	83,084	3,213
Preferred stock dividends	—	—	—	—	(3,213)
Distributions to shareholders(1)	(1,985)	—	(106,754)	(108,739)	—
Other	167	—	—	167	—
Balance at December 31, 2020	$588,966	$(43,420)	$(24,558)	$520,988	$59,784

        1) IPALCO made return of capital payments of $2.0 million, $7.2 million and $0.0 million in 2020, 2019 and 2018, respectively, for the portion of current year distributions to shareholders in excess of current year net income.

See notes to consolidated financial statements.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019 and 2018

1. OVERVIEW AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

IPALCO is a holding company incorporated under the laws of the state of Indiana. IPALCO, acquired by AES in March 2001, is owned by AES U.S. Investments (82.35%) and CDPQ (17.65%). AES U.S. Investments is owned by AES U.S. Holdings, LLC (85%) and CDPQ (15%). IPALCO owns all of the outstanding common stock of IPL. Substantially all of IPALCO’s business consists of generating, transmitting, distributing and selling of electric energy conducted through its principal subsidiary, IPL. IPL was incorporated under the laws of the state of Indiana in 1926. IPL has approximately 512,000 retail customers in the city of Indianapolis and neighboring cities, towns and communities, and adjacent rural areas all within the state of Indiana, with the most distant point being approximately forty miles from Indianapolis. IPL has an exclusive right to provide electric service to those customers. IPL owns and operates four generating stations all within the state of Indiana. Our largest generating station, Petersburg, is coal-fired, and IPL has plans to retire approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively (for further discussion, see Note 2, "Regulatory Matters - IRP Filing"). The second largest station, Harding Street, uses natural gas and fuel oil to power combustion turbines. In addition, IPL operates a 20 MW battery energy storage unit at this location, which provides frequency response. The third station, Eagle Valley, is a CCGT natural gas plant. IPL took operational control and commenced commercial operations of this CCGT plant in April 2018. The fourth station, Georgetown, is a small peaking station that uses natural gas to power combustion turbines. As of December 31, 2020, IPL’s net electric generation capacity for winter is 3,705 MW and net summer capacity is 3,560 MW.

IPALCO’s other direct subsidiary is Mid-America. Mid-America is the holding company for IPALCO’s unregulated activities, which have not been material to the financial statements in the periods covered by this report. IPALCO’s regulated business is conducted through IPL. IPALCO has two business segments: utility and nonutility. The utility segment consists of the operations of IPL and everything else is included in the nonutility segment.

Principles of Consolidation

IPALCO’s consolidated financial statements are prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The consolidated financial statements include the accounts of IPALCO, its regulated utility subsidiary, IPL, and its unregulated subsidiary, Mid-America. All intercompany items have been eliminated in consolidation. Certain costs for shared resources amongst IPL and IPALCO, such as labor and benefits, are allocated to each entity based on allocation methodologies that management believes to be reasonable. We have evaluated subsequent events through the date this report is issued.

Use of Management Estimates

The preparation of financial statements in conformity with GAAP requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Regulatory Accounting

The retail utility operations of IPL are subject to the jurisdiction of the IURC. IPL’s wholesale power transactions are subject to the jurisdiction of the FERC. These agencies regulate IPL’s utility business operations, tariffs, accounting, depreciation allowances, services, issuances of securities and the sale and acquisition of utility properties. The financial statements of IPL are based on GAAP, including the provisions of FASB ASC 980 “Regulated Operations,” which gives recognition to the ratemaking and accounting practices of these agencies. See also Note 2, “Regulatory Matters - Regulatory Assets and Liabilities” for a discussion of specific regulatory assets and liabilities.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are stated at cost, which approximates fair value. All highly liquid short-term investments with original maturities of three months or less are considered cash equivalents. Restricted cash includes cash which is restricted as to withdrawal or usage. The nature of the restrictions includes restrictions imposed by agreements related to deposits held as collateral. The following table provides a summary of cash, cash equivalents and restricted cash amounts as shown on the Consolidated Statements of Cash Flows:

	As of December 31,
	2020	2019
	(In Thousands)
Cash, cash equivalents and restricted cash
Cash and cash equivalents	$20,502	$48,152
Restricted cash	6,120	400
Total cash, cash equivalents and restricted cash	$26,622	$48,552

Revenues and Accounts Receivable

Revenues related to the sale of energy are generally recognized when service is rendered or energy is delivered to customers. However, the determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to certain customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is accrued. In making its estimates of unbilled revenue, IPL uses complex models that consider various factors including daily generation volumes; known amounts of energy usage by nearly all residential, commercial and industrial customers; estimated line losses; and estimated customer rates based on prior period billings. Given the use of these models, and that customers are billed on a monthly cycle, we believe it is unlikely that materially different results will occur in future periods when revenue is billed. An allowance for potential credit losses is maintained and amounts are written off when normal collection efforts have been exhausted. Our provision for expected credit losses included in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations was $4.8 million, $4.3 million and $5.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.

IPL’s basic rates include a provision for fuel costs as established in IPL’s most recent rate proceeding, which last adjusted IPL’s rates in December 2018. IPL is permitted to recover actual costs of purchased power and fuel consumed, subject to certain restrictions. This is accomplished through quarterly FAC proceedings, in which IPL estimates the amount of fuel and purchased power costs in future periods. Through these proceedings, IPL is also permitted to recover, in future rates, underestimated fuel and purchased power costs from prior periods, subject to certain restrictions, and therefore the over or underestimated costs are deferred or accrued and amortized into fuel expense in the same period that IPL’s rates are adjusted. See also Note 2, “Regulatory Matters” for a discussion of other costs that IPL is permitted to recover through periodic rate adjustment proceedings and the status of current rate adjustment proceedings.

In addition, we are one of many transmission system owner members of MISO, a regional transmission organization which maintains functional control over the combined transmission systems of its members and manages one of the largest energy markets in the U.S. See Note 13, "Revenue" for additional information of MISO sales and other revenue streams.

The following table summarizes our accounts receivable balances at December 31:

	As of December 31,
	2020	2019
	(In Thousands)
Accounts receivable, net
Customer receivables	$91,335	$90,747
Unbilled revenue	72,334	65,822
Amounts due from related parties	490	2,717
Other	4,189	2,725
Provision for uncollectible accounts	(3,155)	(921)
Total accounts receivable, net	$165,193	$161,090

The following table is a rollforward of our allowance for credit losses related to the accounts receivable balances for the year ended December 31, 2020 (in Thousands):

	Beginning Allowance Balance at January 1, 2020	Current Period Provision	Write-offs Charged Against Allowances	Recoveries Collected	Ending Allowance Balance at December 31, 2020
Allowance for credit losses	$921	$5,861	$(5,473)	$1,846	$3,155

The allowance for credit losses primarily relates to utility customer receivables, including unbilled amounts. Expected credit loss estimates are developed by disaggregating customers into those with similar credit risk characteristics and using historical credit loss experience. In addition, we also consider how current and future economic conditions are expected to impact collectability, as applicable, including the economic impacts of the COVID-19 pandemic on our receivable balance as of December 31, 2020. Amounts are written off when reasonable collections efforts have been exhausted. An Executive Order issued by the Governor of Indiana on March 19, 2020 and extended by the IURC prohibited electric utilities, including us, from discontinuing electric utility service to customers through August 14, 2020 due to the economic impacts of COVID-19. This order along with the economic impacts of COVID-19 has resulted in an increase in past due customer receivable balances, and thus the current period provision and the allowance for credit losses has increased during 2020. Please see additional discussion in Note 2, "Regulatory Matters - IURC COVID-19 Order” and Note 15, "Risks and Uncertainties - COVID-19 Pandemic."

Inventories

We maintain coal, fuel oil, materials and supplies inventories for use in the production of electricity. These inventories are accounted for at the lower of cost or net realizable value, using the average cost. The following table summarizes our inventories balances at December 31:

	As of December 31,
	2020	2019
	(In Thousands)
Inventories
Fuel	$36,953	$26,907
Materials and supplies, net	58,553	56,662
Total inventories	$95,506	$83,569

Property, Plant and Equipment

Property, plant and equipment is stated at original cost as defined for regulatory purposes. The cost of additions to property, plant and equipment and replacements of retirement units of property are charged to plant accounts. Units of property replaced or abandoned in the ordinary course of business are retired from the plant accounts at cost; such amounts, less salvage, are charged to accumulated depreciation. Depreciation is computed by the straight-line method based on functional rates approved by the IURC and averaged 3.7%, 3.7%, and 4.2% during 2020, 2019 and 2018, respectively. Depreciation expense was $232.8 million, $228.2 million, and $235.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. "Depreciation and amortization" expense on the accompanying Consolidated Statements of Operations is presented net of regulatory deferrals of depreciation expense and also includes amortization of intangible assets and amortization of previously deferred regulatory costs.

Allowance For Funds Used During Construction

In accordance with the Uniform System of Accounts prescribed by FERC, IPL capitalizes an allowance for the net cost of funds (interest on borrowed funds and a reasonable rate of return on equity funds) used for construction purposes during the period of construction with a corresponding credit to income. IPL capitalized amounts using pretax composite rates of 6.9%, 6.9% and 6.4% during 2020, 2019 and 2018, respectively.

Impairment of Long-lived Assets

GAAP requires that we test long-lived assets for impairment when indicators of impairment exist. If an asset is deemed to be impaired, we are required to write down the asset to its fair value with a charge to current earnings. The net book value of our property, plant, and equipment was $4.1 billion as of December 31, 2020 and 2019. In December 2020, IPL reclassified net property, plant and equipment of $74.5 million associated with the probable Petersburg Unit 1 retirement to long-term regulatory assets (for further discussion, see Note 2, “Regulatory Matters - IRP Filing” and Note 3, "Property, Plant and Equipment"). We do not believe any of these assets are currently impaired. In making this assessment, we consider such factors as: the overall condition and generating and distribution capacity of the assets; the expected ability to recover additional expenditures in the assets; the anticipated demand and relative pricing of retail electricity in our service territory and wholesale electricity in the region; and the cost of fuel.

Intangible Assets

Intangible assets primarily include capitalized software of $144.5 million and $139.6 million and its corresponding accumulated amortization of $85.3 million and $74.7 million, as of December 31, 2020 and 2019, respectively. Amortization expense was $10.6 million, $7.5 million and $5.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. The estimated amortization expense of this capitalized software is approximately $59.0 million over the next 5 years ($11.8 million in 2021, $11.8 million in 2022, $11.8 million in 2023, $11.8 million in 2024 and $11.8 million in 2025).

Implementation Costs Related to Software as a Service

IPALCO has recorded prepayments for implementation costs related to software as a service in support of utility customer services of $8.8 million as of December 31, 2020, which are recorded within "Other non-current assets" on the accompanying Consolidated Balance Sheets.

Contingencies

IPALCO accrues for loss contingencies when the amount of the loss is probable and estimable. We are subject to various environmental regulations and are involved in certain legal proceedings. If IPL’s actual environmental and/or legal obligations are different from our estimates, the recognition of the actual amounts may have a material impact on our results of operations, financial condition and cash flows; although that has not been the case during the periods covered by this report. As of December 31, 2020 and 2019, total loss contingencies accrued were $15.4 million and $4.5 million, respectively, which were included in “Accrued and Other Current Liabilities” and "Other Non-Current Liabilities", respectively, on the accompanying Consolidated Balance Sheets.

Concentrations of Risk

Substantially all of IPL’s customers are located within the Indianapolis area. Approximately 69% of IPL’s employees are covered by collective bargaining agreements in two bargaining units: a physical unit and a clerical-technical unit. IPL’s contract with the physical unit expires on December 6, 2021, and the contract with the clerical-technical unit expires February 13, 2023. Additionally, IPL has long-term coal contracts with two suppliers, and substantially all of the coal is currently mined in the state of Indiana.

Financial Derivatives

All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Changes in the fair value are recorded in earnings unless the derivative is designated as a cash flow hedge of a forecasted transaction or it qualifies for the normal purchases and sales exception.

IPL has contracts involving the physical delivery of energy and fuel. Because these contracts qualify for the normal purchases and normal sales scope exception in ASC 815, IPL has elected to account for them as accrual contracts, which are not adjusted for changes in fair value.

Additionally, we use interest rate hedges to manage the interest rate risk of our variable rate debt. We use cash flow hedge accounting when the hedge or a portion of the hedge is deemed to be highly effective, which results in changes in the fair value being recorded within accumulated other comprehensive income, a component of shareholders' equity. We have elected not to offset net derivative positions in the Financial Statements. Accordingly, we do not offset such derivative positions against the fair value of amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements. See Note 5, “Derivative Instruments and Hedging Activities” for additional information.

Accumulated Other Comprehensive Income / (Loss)

The amounts reclassified out of Accumulated Other Comprehensive Loss by component during the years ended December 31, 2020, 2019 and 2018 are as follows (in thousands):

Details about Accumulated Other Comprehensive Loss components	Affected line item in the Condensed Consolidated Statements of Operations	For the Years Ended December 31,
		2020	2019	2018
Gains and losses on cash flow hedges (Note 5):	Interest expense	$(5,422)	$—	$—
	Income tax expense	1,313	—	—
Total reclassifications for the period, net of income taxes		$(4,109)	$—	$—

The changes in the components of Accumulated Other Comprehensive Income/(Loss) during the years ended December 31, 2020, 2019, and 2018 are as follows (in thousands):

	For the Years Ended December 31,
	2020	2019	2018
Gains and losses on cash flow hedges (Note 5):
Balance at January 1	$(19,750)	$—	$—
Other comprehensive loss before reclassifications	(27,779)	(19,750)	—
Amounts reclassified from AOCI to earnings	4,109	—	—
Balance at December 31	$(43,420)	$(19,750)	$—

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities, and their respective income tax bases. The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company’s tax positions are evaluated under a more likely than not recognition threshold and measurement analysis before they are recognized for financial statement reporting.
Uncertain tax positions have been classified as noncurrent income tax liabilities unless expected to be paid within one year. The Company’s policy for interest and penalties is to recognize interest and penalties as a component of the provision for income taxes in the Consolidated Statements of Operations.
Income tax assets or liabilities, which are included in allowable costs for ratemaking purposes in future years, are recorded as regulatory assets or liabilities with a corresponding deferred tax liability or asset. Investment tax credits that reduced federal income taxes in the years they arose have been deferred and are being amortized to income over the useful lives of the properties in accordance with regulatory treatment. See Note 2, "Regulatory Matters" for additional information.

IPALCO and its subsidiaries file U.S. federal income tax returns as part of the consolidated U.S. income tax return filed by AES. The consolidated tax liability is allocated to each subsidiary based on the separate return method which is specified in our tax allocation agreement and which provides a consistent, systematic and rational approach. See Note 8, "Income Taxes" for additional information.

Pension and Postretirement Benefits

We recognize in our Consolidated Balance Sheets an asset or liability reflecting the funded status of pension and other postretirement plans with current-year changes in the funded status, that would otherwise be recognized in AOCI, recorded as a regulatory asset as this can be recovered through future rates. All plan assets are recorded at fair value. We follow the measurement date provisions of the accounting guidance, which require a year-end measurement date of plan assets and obligations for all defined benefit plans.

We account for and disclose pension and postretirement benefits in accordance with the provisions of GAAP relating to the accounting for pension and other postretirement plans. These GAAP provisions require the use of assumptions, such as the discount rate for liabilities and long-term rate of return on assets, in determining the obligations, annual cost and funding requirements of the plans. Consistent with the requirements of ASC 715, we apply a disaggregated discount rate approach for determining service cost and interest cost for our defined benefit pension plans and postretirement plans.
See Note 9, "Benefit Plans" for more information.
Repair and Maintenance Costs

Repair and maintenance costs are expensed as incurred.

Per Share Data

IPALCO is owned by AES U.S. Investments and CDPQ. IPALCO does not report earnings on a per-share basis.

New Accounting Pronouncements Adopted in 2020

The following table provides a brief description of recent accounting pronouncements that had an impact on the Company’s Financial Statements. Accounting pronouncements not listed below were assessed and determined to be either not applicable or did not have a material impact on the Company’s Financial Statements.

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the Financial Statements upon adoption
2016-13, 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, 2020-03, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	See discussion of the ASU below.	January 1, 2020	See impact upon adoption of the standard below.

ASC 326 - Financial Instruments - Credit Losses

On January 1, 2020, the Company adopted ASC 326 Financial Instruments - Credit Losses and its subsequent corresponding updates ("ASC 326"). The new standard updates the impairment model for financial assets measured at amortized cost, known as the Current Expected Credit Loss ("CECL") model. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities are required to use a new forward-looking "expected loss" model that generally results in the earlier recognition of an allowance for credit losses. For available-for-sale debt securities with unrealized losses, entities measure credit losses as it was done under previous GAAP, except that unrealized losses due to credit-related factors are now recognized as an allowance on the balance sheet with a corresponding adjustment to earnings in the income statement.

The Company applied the modified retrospective method of adoption for ASC 326. Under this transition method, the Company applied the transition provisions starting at the date of adoption. The CECL model primarily impacts the calculation of the Company's expected credit losses in gross customer trade accounts receivable. The adoption of ASC 326 and the application of CECL on our trade accounts receivable did not have a material impact on our Financial Statements.

New Accounting Pronouncements Issued But Not Yet Effective

The following table provides a brief description of recent accounting pronouncements that could have a material impact on the Company’s Financial Statements once adopted. Accounting pronouncements not listed below were assessed and determined to be either not applicable or are expected to have no material impact on the Company’s Financial Statements.

New Accounting Standards Issued But Not Yet Effective
ASU Number and Name	Description	Date of Adoption	Effect on the Financial Statements upon adoption
2020-04 and 2021-01, Reference Rate Form (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in these updates provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference to LIBOR or another reference rate expected to be discontinued by reference rate reform, and clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. These amendments are effective for a limited period of time (March 12, 2020 - December 21, 2022).
		March 12, 2020 - December 31, 2022	The Company is currently evaluating the impact of adopting the standard on the Financial Statements.

2. REGULATORY MATTERS

General

IPL is subject to regulation by the IURC as to its services and facilities, the valuation of property, the construction, purchase, or lease of electric generating facilities, the classification of accounts, rates of depreciation, retail rates and charges, the issuance of securities (other than evidences of indebtedness payable less than twelve months after the date of issue), the acquisition and sale of some public utility properties or securities and certain other matters.

In addition, IPL is subject to the jurisdiction of the FERC with respect to, among other things, short-term borrowings not regulated by the IURC, the sale of electricity at wholesale, the transmission of electric energy in interstate commerce, the classification of accounts, reliability standards, and the acquisition and sale of utility property in certain circumstances as provided by the Federal Power Act. As a regulated entity, IPL is required to use certain accounting methods prescribed by regulatory bodies which may differ from those accounting methods required to be used by unregulated entities.

IPL is also affected by the regulatory jurisdiction of the EPA at the federal level, and the IDEM at the state level. Other significant regulatory agencies affecting IPL include, but are not limited to, the NERC, the U.S. Department of Labor and the IOSHA.

Basic Rates and Charges

Our basic rates and charges represent the largest component of our annual revenues. Our basic rates and charges are determined after giving consideration, on a pro-forma basis, to all allowable costs for ratemaking purposes including a fair return on the fair value of the utility property used and useful in providing service to customers. These basic rates and charges are set and approved by the IURC after public hearings. Such proceedings, which have occurred at irregular intervals, involve IPL, the IURC, the Indiana Office of Utility Consumer Counselor, and other interested stakeholders. Pursuant to statute, the IURC is to conduct a periodic review of the basic rates and charges of all Indiana utilities at least once every four years, but the IURC has the authority to review the rates of any Indiana utility at any time. Once set, the basic rates and charges authorized do not assure the realization of a fair return on the fair value of property.

Our declining block rate structure generally provides for residential and commercial customers to be charged a lower per kWh rate at higher consumption levels. Therefore, as volumes increase, the weighted average price per

kWh decreases. Numerous factors including, but not limited to, weather, inflation, customer growth and usage, the level of actual operating and maintenance expenditures, fuel costs, generating unit availability, and capital expenditures including those required by environmental regulations can affect the return realized.

Base Rate Orders

On October 31, 2018, the IURC issued an order approving an uncontested settlement agreement previously filed with the IURC by IPL for a $43.9 million, or 3.2%, increase to annual revenues (the "2018 Base Rate Order"). The 2018 Base Rate Order includes recovery through rates of the CCGT at Eagle Valley completed in the first half of 2018, as well as other construction projects and changes to operating income since the 2016 Base Rate Order. New basic rates and charges became effective on December 5, 2018. The 2018 Base Rate Order also provides customers approximately $50 million in benefits, which are flowing to customers over the two-year period that began March 2019, via the ECCRA rate adjustment mechanism. This liability, less amounts returned to IPL's customers during 2020 and 2019, is recorded primarily in "Regulatory liabilities, current" ($4.7 million and $25.1 million as of December 31, 2020 and 2019, respectively) and "Regulatory liabilities, non-current" ($0.0 million and $4.7 million as of December 31, 2020 and 2019, respectively) on the accompanying Consolidated Balance Sheets. In addition, the 2018 Base Rate Order provides that annual wholesale margins earned above (or below) the benchmark of $16.3 million shall be passed back (or charged) to customer rates through a rate adjustment mechanism. Prior to the 2018 Base Rate Order, wholesale sales margins were shared with customers 50% above and below an established benchmark of $6.3 million. Similarly, the 2018 Base Rate Order provides that all capacity sales above (or below) a benchmark of $11.3 million shall be passed back (or charged) to customer rates through a rate adjustment mechanism. The 2018 Base Rate Order also approved changes to IPL's depreciation and amortization rates (including no longer deferring depreciation on the CCGT at Eagle Valley) which altogether represent a net expense increase of approximately $28.7 million annually.

Other

The DOE issued a Notice of Proposed Rule Making on September 29, 2017, which directed the FERC to exercise its authority to set just and reasonable rates that recognize the “resiliency” value provided by generation plants with certain characteristics, including having 90-days or more of on-site fuel and operating in markets where they do not receive rate base treatment through state ratemaking. Nuclear and coal-fired generation plants would have been most likely to be able to meet the requirements. As proposed, the DOE would value resiliency through rates that recover “compensable costs” that were defined to include the recovery of operating and fuel expenses, debt service and a fair return on equity. On January 8, 2018, the FERC issued an order terminating this docket stating that it failed to satisfy the legal requirements of Section 206 of the Federal Power Act of 1935. The FERC initiated a new docket to take additional steps to explore resilience issues in RTOs/ISOs. The goal of this new proceeding is to: (1) develop a common understanding among the FERC, State Commissions, RTOs/ISOs, transmission owners, and others as to what resilience of the bulk power system means and requires; (2) understand how each RTO and ISO assesses resilience in its geographic footprint; and (3) use this information to evaluate whether additional action regarding resilience is appropriate at this time. It is not possible to predict the impact of this proceeding on our business, financial condition and results of operations.

FAC and Authorized Annual Jurisdictional Net Operating Income

IPL may apply to the IURC for a change in IPL’s fuel charge every three months to recover IPL’s estimated fuel costs, including the energy portion of purchased power costs, which may be above or below the levels included in IPL’s basic rates and charges. IPL must present evidence in each FAC proceeding that it has made every reasonable effort to acquire fuel and generate or purchase power or both so as to provide electricity to its retail customers at the lowest fuel cost reasonably possible.

Independent of the IURC’s ability to review basic rates and charges, Indiana law requires electric utilities under the jurisdiction of the IURC to meet operating expense and income test requirements as a condition for approval of requested changes in the FAC. A utility may be unable to recover all of its fuel costs if its rolling twelve-month operating income, determined at quarterly measurement dates, exceeds its authorized annual jurisdictional net operating income and there are not sufficient applicable cumulative net operating income deficiencies (“Cumulative Deficiencies”) to offset it. The Cumulative Deficiencies calculation provides that only five years’ worth of historical earnings deficiencies or surpluses are included, unless it has been greater than five years since the most recent rate case.

In each of the last three calendar years, IPL has reported earnings in excess of the authorized level for each of the four quarterly reporting periods in those years, however IPL was not required to reduce its fuel cost recovery because of its Cumulative Deficiencies. During 2020, IPL's Cumulative Deficiencies dropped to zero and thus IPL recorded a reduction to revenue of $10.0 million in 2020. IPL's regulatory liability attributed to the Cumulative Deficiencies calculation was $7.7 million as of December 31, 2020, which is recorded within "Regulatory liabilities, current" on the accompanying Consolidated Balance Sheets.

ECCRA

IPL may apply to the IURC for approval of a rate adjustment known as the ECCRA periodically to recover costs (including a return) to comply with certain environmental regulations applicable to IPL’s generating stations. The total amount of IPL’s equipment approved for ECCRA recovery as of December 31, 2020 was $22.5 million. The jurisdictional revenue requirement approved by the IURC to be included in IPL’s rates for the twelve-month period ending February 2021 was a net credit to customers of $31.2 million. This amount is significantly lower than ECCRA periods prior to 2019 as a result of (i) having the vast majority of the ECCRA projects rolled into IPL’s basic rates and charges effective December 5, 2018 as a result of the 2018 Base Rate Order and (ii) the approximately $50 million of customer benefits being flowed through the ECCRA as a result of the 2018 Base Rate Order, as described above. The only equipment still remaining in the ECCRA as of December 31, 2020 are certain projects associated with NAAQS compliance.

DSM

Through various rate orders from the IURC, IPL has been able to recover its costs of implementing various DSM programs throughout the periods covered by this report. In 2020, 2019 and 2018, IPL also had the ability to receive performance incentives, dependent upon the level of success of the programs. Performance incentives included in revenues for the years ended December 31, 2020, 2019 and 2018 were $6.0 million, $7.5 million and $3.8 million, respectively.

On February 7, 2018, the IURC approved a settlement agreement approving a three year DSM plan for IPL through 2020. The approval included cost recovery of programs as well as performance incentives, depending on the level of success of the programs. The order also approved recovery of lost revenues, consistent with the provisions of the settlement agreement.

On December 29, 2020, the IURC approved a settlement agreement establishing a new three year DSM plan for IPL through 2023. The approval included cost recovery of programs as well as performance incentives, depending on the level of success of the programs. The order also approved recovery of lost revenues, consistent with the provisions of the settlement agreement.

Wind and Solar Power Purchase Agreements

We are committed under a power purchase agreement to purchase all wind-generated electricity through 2029 from a wind project in Indiana. We are also committed under another agreement to purchase all wind-generated electricity through 2031 from a project in Minnesota. The Indiana project has a maximum output capacity of approximately 100 MW and the Minnesota project has a maximum output capacity of approximately 200 MW. In addition, we have 96.4 MW of solar-generated electricity in our service territory under long-term contracts (these long-term contracts have expiration dates ranging from 2021 to 2033), of which 95.9 MW was in operation as of December 31, 2020. We have authority from the IURC to recover the costs for all of these agreements through an adjustment mechanism administered within the FAC. If and when IPL sells the renewable energy attributes (in the form of renewable energy credits) generated from these facilities, the proceeds would pass back to benefit IPL’s retail customers through the FAC.

Taxes

On January 3, 2018, the IURC opened a generic investigation to review and consider the impacts from the TCJA and how any resulting benefits should be realized by customers. The IURC’s order opening this investigation directed Indiana utilities to apply regulatory accounting treatment, such as the use of regulatory assets and regulatory liabilities, for all estimated impacts resulting from the TCJA. On February 16, 2018, the IURC issued an order establishing two phases of the investigation. The first phase (“Phase I”) directed respondent utilities (including IPL) to make a filing to remove from respondents’ rates and charges for service, the impact of a lower federal income tax rate. The second phase (“Phase II”) was established to address remaining issues from the TCJA, including treatment of deferred taxes and how these benefits will be realized by customers. On August 29, 2018, the IURC approved a settlement agreement filed by IPL and various other parties to resolve the Phase I issues of the TCJA tax expense via a credit through the ECCRA rate adjustment mechanism of $9.5 million. The 2018 Base Rate Order described above resolved the Phase II and all other issues regarding the TCJA impact on IPL's rates and includes an additional credit of $14.3 million to be paid by IPL to its customers through the ECCRA rate adjustment mechanism over two years beginning in March 2019.

TDSIC

In 2013, Senate Enrolled Act 560, the Transmission, Distribution, and Storage System Improvement Charge ("TDSIC") statute, was signed into law.  The TDSIC statute was revised in 2019. Among other provisions, this legislation provides for cost recovery outside of a base rate proceeding for new or replacement electric and gas transmission, distribution, and storage projects that a public utility undertakes for the purposes of safety, reliability, system modernization, or economic development. Provisions of the TDSIC statute require that, among other things, requests for recovery include a plan of at least five years and not more than seven for eligible investments. The first eighty percent of eligible costs can be recovered using a periodic rate adjustment mechanism. The cost recovery mechanism is referred to as a TDSIC mechanism. Recoverable costs include a return on, and of, the investment, including AFUDC, post-in-service carrying charges, operation and maintenance expenses, depreciation and property taxes. The remaining twenty percent of recoverable costs are to be deferred for future recovery in the public utility’s next base rate case. The periodic rate adjustment mechanism is capped at an annual increase of no more than two percent of total retail revenues.

On March 4, 2020, the IURC issued an order approving the projects in a seven-year TDSIC Plan for eligible transmission, distribution and storage system improvements totaling $1.2 billion from 2020 through 2027. On June 18, 2020, IPL filed its first annual TDSIC rate adjustment (TDSIC 1) for a return on and of investments through March 31, 2020. On October 14, 2020, the IURC issued an order approving this TDSIC rate adjustment, which was reflected in rates effective November 2020. On December 23, 2020, IPL filed its first annual TDSIC plan update filing (TDSIC 2), which was staggered by six months from TDSIC 1 as ordered by the IURC.

IRP Filing

In December 2019, IPL filed its IRP, which describes IPL's Preferred Resource Portfolio for meeting generation capacity needs for serving IPL's retail customers over the next several years. IPL's Preferred Resource Portfolio is its reasonable least cost option and provides a cleaner and more diverse generation mix for customers. IPL's Preferred Resource Portfolio includes the retirement of approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively. Based on extensive modeling, IPL has determined that the cost of operating Petersburg Units 1 and 2 exceeds the value customers receive compared to alternative resources. Retirement of these units allows the company to cost-effectively diversify the portfolio and transition to lower cost and cleaner resources while maintaining a reliable system.

IPL issued an all-source Request for Proposal on December 20, 2019, in order to competitively procure replacement capacity by June 1, 2023, which is the first year IPL is expected to have a capacity shortfall. Our modeling indicated that a combination of wind, solar, storage, and energy efficiency would be the lowest reasonable cost option for the replacement capacity, but IPL continues to assess the type, size, and location of resources in the bids we received. As a result of the plans to retire Petersburg Units 1 and 2, IPL recorded a $6.2 million obsolescence loss in December 2019 for materials and supplies inventory IPL does not believe will be utilized by the planned retirement dates, which is recorded in "Operating expenses - Operation and maintenance" on the accompanying Consolidated Statements of Operations. In December 2020, IPL reclassified net property, plant and equipment of $74.5 million, associated with the probable Petersburg Unit 1 retirement, to long-term regulatory assets. On February 5, 2021, IPL announced an agreement to acquire a 195 MW solar project. Expected to be completed in 2023, the solar project will be located in Clinton County, Indiana and Invenergy will develop the project and manage construction. The acquisition agreement is subject to approval from the IURC. On February 12, 2021, IPL filed a petition and case-in-chief with the IURC seeking a CPCN for this solar project.

IURC COVID-19 Orders

In its June 29, 2020 order, the IURC extended the disconnection moratorium for IURC-jurisdictional utilities through August 14, 2020, which has lapsed. Additionally, the IURC authorized Indiana utilities to use regulatory accounting for any impacts associated with prohibiting utility disconnections, waiver or exclusion of certain utility fees (i.e., late fees, convenience fees, deposits, and reconnection fees), and also required utilities to use expanded payment arrangements to aid customers. The IURC also authorized regulatory accounting treatment for COVID-19 related uncollectible and incremental bad debt expense.

On August 12, 2020, the IURC required all jurisdictional utilities to continue offering extended payment arrangements for a minimum of six months to all customers for an additional 60 days, until October 12, 2020, which the IURC again extended through December 31, 2020 for residential customers on October 27, 2020. The IURC also continued to suspend the collection of certain utility fees (late fees, deposits, and disconnection/reconnection fees) from residential customers for an additional 60 days, until October 12, 2020, after which utilities were allowed to resume charging convenience fees as set forth in the rate and charges established in their Commission-approved tariffs.

As a result of these orders, IPL has recorded a $6.4 million regulatory asset as of December 31, 2020. Additionally, IPL implemented and extended flexible payment assistance plans to customers during 2020.

Phase Two of the IURC investigation is expected to focus on longer-term issues related to COVID-19. Among other things, the issues may include consideration of appropriate methodology to review the reasonableness, necessity, and prudency of any COVID-19-related cost recovery requests in future rate cases. For further discussion on the COVID-19 pandemic, see Note 15, "Risks and Uncertainties - COVID-19 Pandemic".

Regulatory Assets and Liabilities

Regulatory assets represent deferred costs or credits that have been included as allowable costs or credits for ratemaking purposes. IPL has recorded regulatory assets or liabilities relating to certain costs or credits as authorized by the IURC or established regulatory practices in accordance with ASC 980. IPL is amortizing non tax-related regulatory assets to expense over periods ranging from 1 to 45 years. Tax-related regulatory assets represent the net income tax costs to be considered in future regulatory proceedings generally as the tax-related amounts are paid.

The amounts of regulatory assets and regulatory liabilities at December 31 are as follows:

	2020	2019	Recovery Period
	(In Thousands)
Regulatory Assets
Current:
Undercollections of rate riders	$31,569	$22,216	Approximately 1 year(1)
Costs being recovered through basic rates and charges	13,861	15,182	Approximately 1 year(1)
Total current regulatory assets	45,430	37,398
Long-term:
Unrecognized pension and other
postretirement benefit plan costs	149,374	176,646	Various (2)
Deferred MISO costs	61,267	74,660	Through 2026(1)
Unamortized Petersburg Unit 4 carrying
charges and certain other costs	5,975	7,030	Through 2026(1)(3)
Unamortized reacquisition premium on debt	17,018	18,330	Over remaining life of debt
Environmental projects	74,637	78,021	Through 2046(1)(3)
COVID-19	6,391	—	To be determined
TDSIC projects	2,747	—	36.3 years(1)(3)
Petersburg Unit 1 retirement	74,545	—	Through 2035(3)(5)
Other miscellaneous	847	927	Various (4)
Total long-term regulatory assets	392,801	355,614
Total regulatory assets	$438,231	$393,012
Regulatory Liabilities
Current:
Overcollections and other credits being passed
to customers through rate riders	$29,493	$51,790	Approximately 1 year(1)
FTRs	543	864	Approximately 1 year(1)
Total current regulatory liabilities	30,036	52,654
Long-term:
ARO and accrued asset removal costs	723,897	719,680	Not applicable
Deferred income taxes payable to customers through rates	112,957	122,156	Various
Long-term portion of credits being passed to customers
through rate riders	—	3,337	Through 2020
Other miscellaneous	2,506	1,257	To be determined
Total long-term regulatory liabilities	839,360	846,430
Total regulatory liabilities	$869,396	$899,084

(1)Recovered (credited) per specific rate orders
(2)IPL receives a return on its discretionary funding
(3)Recovered with a current return
(4) The majority of these costs are being recovered in basic rates and charges through 2026. For the remainder, recovery is probable, but the timing is not yet determined.
(5) Recovered per regulatory precedent.

Current Regulatory Assets and Liabilities

Current regulatory assets and liabilities primarily represent costs that are being recovered per specific rate order; recovery for the remaining costs is probable, but not certain. As current assets, this includes undercollection of adjustment mechanisms for: (i) DSM, (ii) Off System Sales Margin Sharing, (iii) Capacity Cost Recovery and (iv) TDSIC. It also includes the current portion of deferred MISO costs and environmental costs which are described in greater detail below. As current liabilities, this includes overcollection of green power costs, MISO rider costs, fuel costs (including the NOI liability) and ECCRA costs.

Deferred Fuel

Deferred fuel costs are a component of current regulatory assets or liabilities (which is a result of IPL charging either more or less for fuel than our actual costs to our jurisdictional customers) and are expected to be recovered through future FAC proceedings. IPL records deferred fuel in accordance with standards prescribed by the FERC. The deferred fuel adjustment is the result of variances between estimated fuel and purchased power costs in IPL’s FAC and actual fuel and purchased power costs. IPL is generally permitted to recover underestimated fuel and purchased power costs in future rates through the FAC proceedings and therefore the costs are deferred when incurred and amortized into fuel expense in the same period that IPL’s rates are adjusted to reflect these costs.

Unrecognized Pension and Postretirement Benefit Plan Costs

In accordance with ASC 715 “Compensation – Retirement Benefits” and ASC 980, we recognize a regulatory asset equal to the unrecognized actuarial gains and losses and prior service costs. Pension expenses are recorded based on the benefit plan’s actuarially determined pension liability and associated level of annual expenses to be recognized. The other postretirement benefit plan’s deferred benefit cost is the excess of the other postretirement benefit liability over the amount previously recognized.

Deferred MISO Costs

These consist of administrative costs for transmission services, transmission expansion cost sharing, and certain other operational and administrative costs from the MISO market. These costs are being recovered per specific rate order.

Unamortized Petersburg Unit 4 Carrying Charges and Certain Other Costs

These consist of deferred debt carrying costs, depreciation, and post-in-service Allowance for Funds Used During Construction ("AFUDC") on Petersburg Unit 4. These costs are being recovered per specific rate order.

Unamortized Reacquisition Premium on Debt

This regulatory asset represents losses on long-term debt reacquired or redeemed in prior periods that have been deferred. These deferred losses are being amortized over the lives of the original issues in accordance with the rules of the FERC and the IURC.

Environmental Costs

These consist of various costs incurred to comply with environmental regulations. These costs were approved for recovery either through IPL's ECCRA proceedings or in the 2018 Base Rate Order. Amortization periods vary, ranging from 3 to 45 years.

COVID-19 Costs

These consist of deferred fees (foregone late fees, reconnection fees and disconnection fees), as well as deferred convenience payments and incremental bad debt expense as the result of COVID-19. See "IURC COVID-19 Orders" above for additional discussion.

TDSIC Costs

These consist of various costs incurred for IPL's approved TDSIC Plan. These costs were approved for recovery through IPL's TDSIC proceedings and amortization periods range from 3 to 31 years. See "TDSIC" above for additional discussion.

Petersburg Unit 1 Retirement Costs

These consist of the estimated remaining net book value of Petersburg Unit 1 at its anticipated date of retirement. It was determined that the Petersburg Unit 1 retirement became probable, in accordance with ASC 980, in the fourth quarter of 2020. As it is expected that the entire carrying value of the asset will be recoverable through future rates, no loss on abandonment was recorded and the asset was reclassified from net property, plant and equipment to a long-term regulatory asset. See "IRP Filing" above for additional discussion.

FTRs

In connection with IPL’s participation in MISO, in the second quarter of each year IPL is granted financial instruments that can be converted into cash or FTRs based on IPL’s forecasted peak load for the period. See Note 4, "Fair Value - Fair Value Hierarchy and Valuation Techniques - Financial Assets - FTRs" for additional information.

ARO and Accrued Asset Removal Costs

In accordance with ASC 410 and ASC 980, IPL recognizes the amount collected in customer rates for costs of removal that do not have an associated legal retirement obligation as a deferred regulatory liability. This amount is net of the portion of legal ARO costs that is also currently being recovered in rates.

Deferred Income Taxes Recoverable/Payable Through Rates

A deferred income tax asset or liability is created from a difference in timing of income recognition between tax laws and accounting methods. As a regulated utility, IPL includes in ratemaking the impacts of current income taxes and changes in deferred income tax liabilities or assets.

On December 22, 2017, the U.S. federal government enacted the TCJA, which, among other things, reduced the federal corporate income tax rate from 35% to 21%, beginning January 1, 2018. As required by GAAP, on December 31, 2017, IPL and IPALCO remeasured their deferred income tax assets and liabilities using the new tax rate. The impact of the reduction of the income tax rate on deferred income taxes was utilized in the 2018 Base Rate Order to reduce jurisdictional retail rates. Accordingly, we have a net regulatory deferred income tax liability of $113.0 million and $122.2 million as of December 31, 2020 and 2019, respectively.

3.  PROPERTY, PLANT AND EQUIPMENT

The original cost of property, plant and equipment segregated by functional classifications follows:

	As of December 31,
	2020	2019
	(In Thousands)
Production	$4,191,223	$4,154,919
Transmission	408,380	398,903
Distribution	1,671,861	1,594,208
General plant	258,931	250,582
Total property, plant and equipment	$6,530,395	$6,398,612

In December 2020, IPL reclassified net property, plant and equipment of $74.5 million associated with the Petersburg Unit 1 retirement to long-term regulatory assets by crediting accumulated depreciation (for further discussion, see Note 2, “Regulatory Matters - IRP Filing”).

Substantially all of IPL’s property is subject to a $1,803.8 million direct first mortgage lien, as of December 31, 2020, securing IPL’s first mortgage bonds. Total non-contractually or legally required accrued removal costs of utility plant in service at December 31, 2020 and 2019 were $818.0 million and $788.3 million, respectively; and total contractually or legally required removal costs of property, plant and equipment at December 31, 2020 and 2019 were $195.2 million and $204.2 million, respectively. Please see “ARO” below for further information.

ARO

ASC 410 “Asset Retirement and Environmental Obligations” addresses financial accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation. A legal obligation for purposes of ASC 410 is an obligation that a party is required to settle as a result of an existing law, statute, ordinance, written or oral contract or the doctrine of promissory estoppel.

IPL’s ARO relates primarily to environmental issues involving asbestos-containing materials, ash ponds, landfills and miscellaneous contaminants associated with its generating plants, transmission system and distribution system. The following is a roll forward of the ARO legal liability year end balances:

	2020	2019
	(In Thousands)
Balance as of January 1	$204,219	$129,451
Liabilities settled	(18,302)	(9,891)
Revisions to cash flow and timing estimates	1,120	78,153
Accretion expense	8,199	6,506
Balance as of December 31	$195,236	$204,219

IPL recorded adjustments to its ARO liabilities of $1.1 million and $78.2 million in 2020 and 2019, respectively, primarily to reflect increases to estimated ash pond closure costs, including groundwater remediation. As of December 31, 2020 and 2019, IPL did not have any assets that are legally restricted for settling its ARO liability.

4. FAIR VALUE

The fair value of financial assets and liabilities approximate their reported carrying amounts. The estimated fair values of the Company’s assets and liabilities have been determined using available market information. As these amounts are estimates and based on hypothetical transactions to sell assets or transfer liabilities, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair Value Hierarchy and Valuation Techniques

ASC 820 defined and established a framework for measuring fair value and expands disclosures about fair value measurements for financial assets and liabilities that are adjusted to fair value on a recurring basis and/or financial assets and liabilities that are measured at fair value on a nonrecurring basis, which have been adjusted to fair value during the period. In accordance with ASC 820, we have categorized our financial assets and liabilities that are adjusted to fair value, based on the priority of the inputs to the valuation technique, following the three-level fair value hierarchy prescribed by ASC 820 as follows:

Level 1 - unadjusted quoted prices for identical assets or liabilities in an active market;

Level 2 - inputs from quoted prices in markets where trading occurs infrequently or quoted prices of instruments with similar attributes in active markets; and

Level 3 - unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Whenever possible, quoted prices in active markets are used to determine the fair value of our financial instruments. Our financial instruments are not held for trading or other speculative purposes. The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Financial Assets

VEBA Assets

IPALCO has VEBA investments that are to be used to fund certain employee postretirement health care benefit plans. These assets are primarily comprised of open-ended mutual funds, which are valued using the net assets value per unit. These investments are recorded at fair value within "Other non-current assets" on the accompanying Consolidated Balance Sheets and classified as equity securities. All changes to fair value on the VEBA investments are included in income in the period that the changes occur. These changes to fair value were not material for the years ended December 31, 2020, 2019, or 2018. Any unrealized gains or losses are recorded in "Other income / (expense), net" on the accompanying Consolidated Statements of Operations.

FTRs

In connection with IPL’s participation in MISO, in the second quarter of each year IPL is granted financial instruments that can be converted into cash or FTRs based on IPL’s forecasted peak load for the period. FTRs are used in the MISO market to hedge IPL’s exposure to congestion charges, which result from constraints on the transmission system. IPL’s FTRs are valued at the cleared auction prices for FTRs in MISO’s annual auction. Because of the infrequent nature of this valuation, the fair value assigned to the FTRs is considered a Level 3 input under the fair value hierarchy required by ASC 820. An offsetting regulatory liability has been recorded as these revenues or costs will be flowed through to customers through the FAC. As such, there is no impact on our Consolidated Statements of Operations.

Financial Liabilities

Interest Rate Hedges

In March 2019, we entered into forward interest rate hedges, which were amended in April 2020. The interest rate hedges have a combined notional amount of $400.0 million. All changes in the market value of the interest rate hedges are recorded in AOCL. See also Note 5, "Derivative Instruments and Hedging Activities - Cash Flow Hedges" for further information.

Summary

The fair value of assets and liabilities at December 31, 2020 measured on a recurring basis and the respective category within the fair value hierarchy for IPALCO was determined as follows:

Assets and Liabilities at Fair Value
		Level 1	Level 2	Level 3
	Fair value at December 31, 2020	Based on quoted market prices in active markets	Other observable inputs	Unobservable inputs
	(In Thousands)
Financial assets:
VEBA investments:
Money market funds	$16	$16	$—	$—
Mutual funds	3,209	—	3,209	—
Total VEBA investments	3,225	16	3,209	—
Financial transmission rights	543	—	—	543
Total financial assets measured at fair value	$3,768	$16	$3,209	$543
Financial liabilities:
Interest rate hedges	$63,215	$—	$63,215	$—
Total financial liabilities measured at fair value	$63,215	$—	$63,215	$—

The fair value of assets and liabilities at December 31, 2019 measured on a recurring basis and the respective category within the fair value hierarchy for IPALCO was determined as follows:

Assets and Liabilities at Fair Value
		Level 1	Level 2	Level 3
	Fair value at December 31, 2019	Based on quoted market prices in active markets	Other observable inputs	Unobservable inputs
	(In Thousands)
Financial assets:
VEBA investments:
Money market funds	$25	$25	$—	$—
Mutual funds	2,854	—	2,854	—
Total VEBA investments	2,879	25	2,854	—
Financial transmission rights	864	—	—	864
Total financial assets measured at fair value	$3,743	$25	$2,854	$864
Financial liabilities:
Interest rate hedges	$26,560	$—	$26,560	$—
Total financial liabilities measured at fair value	$26,560	$—	$26,560	$—

The following table sets forth a roll forward of financial instruments, measured at fair value on a recurring basis, classified as Level 3 in the fair value hierarchy (note, amounts in this table indicate carrying values, which approximate fair values):

Reconciliation of Financial Instruments Classified as Level 3
(In Thousands)
Balance at January 1, 2019	$3,046
Unrealized gain recognized in earnings	53
Issuances	2,846
Settlements	(5,081)
Balance at December 31, 2019	$864
Issuances	1,889
Settlements	(2,210)
Balance at December 31, 2020	$543

Financial Instruments not Measured at Fair Value in the Consolidated Balance Sheets

Debt

The fair value of our outstanding fixed-rate debt has been determined on the basis of the quoted market prices of the specific securities issued and outstanding. In certain circumstances, the market for such securities was inactive and therefore the valuation was adjusted to consider changes in market spreads for similar securities. Accordingly, the purpose of this disclosure is not to approximate the value on the basis of how the debt might be refinanced.

The following table shows the face value and the fair value of fixed-rate and variable-rate indebtedness (Level 2) for the periods ending:

	December 31, 2020		December 31, 2019
	Face Value	Fair Value	Face Value	Fair Value
	(In Thousands)
Fixed-rate	$2,683,800	$3,295,588	$2,523,800	$2,876,140
Variable-rate	75,000	75,000	155,000	155,000
Total indebtedness	$2,758,800	$3,370,588	$2,678,800	$3,031,140

The difference between the face value and the carrying value of this indebtedness represents the following:

•unamortized deferred financing costs of $26.0 million and $20.7 million at December 31, 2020 and 2019, respectively; and
•unamortized discounts of $6.6 million and $6.5 million at December 31, 2020 and 2019, respectively.

5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use derivatives principally to manage the interest rate risk associated with refinancing our long-term debt. The derivatives that we use to economically hedge these risks are governed by our risk management policies for forward and futures contracts. Our net positions are continually assessed within our structured hedging programs to determine whether new or offsetting transactions are required. We monitor and value derivative positions monthly as part of our risk management processes. We use published sources for pricing, when possible, to mark positions to market. All of our derivative instruments are used for risk management purposes and are designated as cash flow hedges if they qualify under ASC 815 for accounting purposes.

At December 31, 2020, IPL's outstanding derivative instruments were as follows:

Commodity	Accounting Treatment (a)	Unit	Purchases (in thousands)	Sales (in thousands)	Net Purchases/(Sales) (in thousands)
Interest rate hedges	Designated	USD	$400,000	$—	$400,000
FTRs	Not Designated	MWh	3,168	—	3,168
(a)    Refers to whether the derivative instruments have been designated as a cash flow hedge.

Cash Flow Hedges

As part of our risk management processes, we identify the relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. The fair values of cash flow hedges determined by current public market prices will continue to fluctuate with changes in market prices up to contract expiration. With the adoption of ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted improvements to Accounting for Hedging Activities effective January 1, 2019, we are no longer required to calculate effectiveness and thus the entire change in the fair value of a hedging instrument is now recorded in other comprehensive income and amounts deferred are reclassified to earnings in the same income statement line as the hedged item in the period in which it settles.

In March 2019, we entered into three forward interest rate swaps to hedge the interest risk associated with refinancing the IPALCO 2020 maturities. The three interest rate swaps had a combined notional amount of $400.0 million. In April 2020, we de-designated the swaps as cash flow hedges and froze the AOCL of $72.3 million at the date of de-designation. The interest rate swaps were then amended and re-designated as cash flow hedges to hedge the interest rate risk associated with refinancing the 2024 IPALCO Notes. The amended interest rate swaps have a combined notional amount of $400.0 million and will be settled when the 2024 IPALCO Notes are refinanced. The $72.3 million of AOCL associated with the interest rate swaps through the date of the amendment will be amortized out of AOCL into interest expense over the remaining life of the 2030 IPALCO Notes, while any changes in fair value associated with the amended interest rate swaps will be recognized in AOCL going forward.

The following tables provide information on gains or losses recognized in AOCL for the cash flow hedges for the periods indicated:

	Interest Rate Hedges for the Year Ended December 31,
$ in thousands (net of tax)	2020	2019	2018
Beginning accumulated derivative gain / (loss) in AOCL	$(19,750)	$—	$—

Net losses associated with current period hedging transactions	(27,779)	(19,750)	—
Net losses reclassified to interest expense, net of tax	4,109	—	—
Ending accumulated derivative loss in AOCL	$(43,420)	$(19,750)	$—

Loss expected to be reclassified to earnings in the next twelve months	$(5,375)
Maximum length of time that we are hedging our exposure to variability in future cash flows related to forecasted transactions (in months)	45

Derivatives Not Designated as Hedge

FTRs do not qualify for hedge accounting or the normal purchases and sales exceptions under ASC 815. Accordingly, such contracts are recorded at fair value when acquired and subsequently amortized over the annual period as they are used. FTRs are initially recorded at fair value using the income approach.

Certain qualifying derivative instruments have been designated as normal purchases or normal sales contracts, as provided under GAAP. Derivative contracts that have been designated as normal purchases or normal sales under GAAP are not subject to hedge or mark to market accounting and are recognized in the consolidated statements of operations on an accrual basis.

When applicable, IPALCO has elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivative agreements. As of December 31, 2020, IPALCO had $6.1 million of collateral in a broker margin account which offsets our loss positions on the interest rate hedges.

The following table summarizes the fair value, balance sheet classification and hedging designation of IPALCO's derivative instruments:

			December 31,
Commodity	Hedging Designation	Balance sheet classification	2020	2019
Financial transmission rights	Not a Cash Flow Hedge	Prepayments and other current assets	$543	$864
Interest rate hedges	Cash Flow Hedge	Derivative liabilities, current	$—	$26,560
Interest rate hedges	Cash Flow Hedge	Derivative liabilities, non-current	$63,215	$—

6. EQUITY

Dividend Restrictions

IPL’s mortgage and deed of trust and its amended articles of incorporation contain restrictions on IPL’s ability to issue certain securities or pay cash dividends. So long as any of the several series of bonds of IPL issued under its mortgage remains outstanding, and subject to certain exceptions, IPL is restricted in the declaration and payment of dividends, or other distribution on shares of its capital stock of any class, or in the purchase or redemption of such shares, to the aggregate of its net income, as defined in the mortgage, after December 31, 1939. In addition, pursuant to IPL’s articles, no dividends may be paid or accrued, and no other distribution may be made on IPL’s common stock unless dividends on all outstanding shares of IPL preferred stock have been paid or declared and set apart for payment. As of December 31, 2020, and as of the filing of this report, IPL was in compliance with these restrictions.

IPL is also restricted in its ability to pay dividends if it is in default under the terms of its Credit Agreement, which could happen if IPL fails to comply with certain covenants. These covenants, among other things, require IPL to maintain a ratio of total debt to total capitalization not in excess of 0.67 to 1. As of December 31, 2020. and as of the filing of this report, IPL was in compliance with all covenants and no event of default existed.

IPALCO’s Third Amended and Restated Articles of Incorporation contain provisions which state that IPALCO may not make a distribution to its shareholders or make a loan to any of its affiliates (other than its subsidiaries), unless: (a) there exists no event of default (as defined in the articles) and no such event of default would result from the making of the distribution or loan; and either (b)(i) at the time of, and/or as a result of, the distribution or loan, IPALCO’s leverage ratio does not exceed 0.67 to 1 and IPALCO’s interest coverage ratio is not less than 2.50 to 1 or, (b)(ii) if such ratios are not within the parameters, IPALCO’s senior long-term debt rating from one of the three major credit rating agencies is at least investment grade. As of December 31, 2020, and as of the filing of this report, IPALCO was in compliance with all covenants and no event of default existed.

During the years ended December 31, 2020, 2019 and 2018, IPALCO declared and paid distributions to its shareholders totaling $108.7 million, $136.4 million and $130.2 million, respectively.

Cumulative Preferred Stock

IPL has five separate series of cumulative preferred stock. Holders of preferred stock are entitled to receive dividends at rates per annum ranging from 4.0% to 5.65%. During each year ended December 31, 2020, 2019 and 2018, total preferred stock dividends declared were $3.2 million. Holders of preferred stock are entitled to two votes per share for IPL matters, and if four full quarterly dividends are in default on all shares of the preferred stock then outstanding, they are entitled to elect the smallest number of IPL directors to constitute a majority of IPL’s Board of Directors. Based on the preferred stockholders’ ability to elect a majority of IPL’s Board of Directors in this circumstance, the redemption of the preferred shares is considered to be not solely within the control of the issuer and the preferred stock was considered temporary equity and presented in the mezzanine level of the audited consolidated balance sheets in accordance with the relevant accounting guidance for non-controlling interests and redeemable securities. IPL has issued and outstanding 500,000 shares of 5.65% preferred stock, which are now redeemable at par value, subject to certain restrictions, in whole or in part. Additionally, IPL has 91,353 shares of preferred stock which are redeemable solely at the option of IPL and can be redeemed in whole or in part at any time at specific call prices.

At December 31, 2020, 2019 and 2018, preferred stock consisted of the following:

	December 31, 2020		December 31,
	Shares Outstanding	Call Price	2020	2019	2018
			Par Value, plus premium, if applicable
			(In Thousands)
Cumulative $100 par value,
authorized 2,000,000 shares
4% Series	47,611	$118.00	$5,410	$5,410	$5,410
4.2% Series	19,331	$103.00	1,933	1,933	1,933
4.6% Series	2,481	$103.00	248	248	248
4.8% Series	21,930	$101.00	2,193	2,193	2,193
5.65% Series	500,000	$100.00	50,000	50,000	50,000
Total cumulative preferred stock	591,353		$59,784	$59,784	$59,784

7.  DEBT

Long-Term Debt

The following table presents our long-term debt:

		December 31,
Series	Due	2020	2019
		(In Thousands)
IPL first mortgage bonds:
3.875% (1)	August 2021	$55,000	$55,000
3.875% (1)	August 2021	40,000	40,000
3.125% (1)	December 2024	40,000	40,000
6.60%	January 2034	100,000	100,000
6.05%	October 2036	158,800	158,800
6.60%	June 2037	165,000	165,000
4.875%	November 2041	140,000	140,000
4.65%	June 2043	170,000	170,000
4.50%	June 2044	130,000	130,000
4.70%	September 2045	260,000	260,000
4.05%	May 2046	350,000	350,000
4.875%	November 2048	105,000	105,000
0.75% (2)	April 2026	30,000	—
0.95% (2)	April 2026	60,000	—
Unamortized discount – net		(6,006)	(6,156)
Deferred financing costs		(17,384)	(16,629)
Total IPL first mortgage bonds		1,780,410	1,691,015
IPL unsecured debt:
Variable (3)	December 2020	—	30,000
Variable (3)	December 2020	—	60,000
Deferred financing costs		—	(114)
Total IPL unsecured debt		—	89,886
Total long-term debt – IPL		1,780,410	1,780,901
Long-term debt – IPALCO:
Term Loan	July 2020	—	65,000
3.45% Senior Secured Notes	July 2020	—	405,000
3.70% Senior Secured Notes	September 2024	405,000	405,000
4.25% Senior Secured Notes	May 2030	475,000	—
Unamortized discount – net		(625)	(313)
Deferred financing costs		(8,600)	(3,959)
Total long-term debt – IPALCO		870,775	870,728
Total consolidated IPALCO long-term debt		2,651,185	2,651,629
Less: current portion of long-term debt		94,907	559,199
Net consolidated IPALCO long-term debt		$2,556,278	$2,092,430

(1)First mortgage bonds issued to the Indiana Finance Authority, to secure the loan of proceeds from tax-exempt bonds issued by the Indiana Finance Authority.
(2)Unsecured notes issued to the Indiana Finance Authority by IPL to facilitate the loan of proceeds from various tax-exempt notes issued by the Indiana Finance Authority. The notes have a final maturity date of December 2038, but were subject to a mandatory put in December 2020.
(3)First mortgage bonds issued to the Indiana Finance Authority, to secure the loan of proceeds from tax-exempt bonds issued by the Indiana Finance Authority. The notes have a final maturity date of December 2038, but are subject to a mandatory put in April 2026.

Debt Maturities

Maturities on long-term indebtedness subsequent to December 31, 2020, are as follows:

Year	Amount
(In Thousands)
2021	$95,000
2022	—
2023	—
2024	445,000
2025	—
Thereafter	2,143,800
Total	$2,683,800

Significant Transactions

IPL First Mortgage Bonds and Recent Indiana Finance Authority Bond Issuances

The mortgage and deed of trust of IPL, together with the supplemental indentures thereto, secure the first mortgage bonds issued by IPL. Pursuant to the terms of the mortgage, substantially all property owned by IPL is subject to a first mortgage lien securing indebtedness of $1,803.8 million as of December 31, 2020. The IPL first mortgage bonds require net earnings as calculated thereunder be at least two and one-half times the annual interest requirements before additional bonds can be authenticated on the basis of property additions. IPL was in compliance with such requirements as of December 31, 2020.

In December 2020, the Indiana Finance Authority issued on behalf of IPL an aggregate principal amount of $90 million of Environmental Facilities Refunding Revenue Bonds, Series 2020A&B due December 2038. IPL issued $90 million aggregate principal amount of first mortgage bonds to the Indiana Finance Authority in two series: $30 million Series 2020A notes at 0.75% and $60 million Series 2020B notes at 0.95% to secure the loan of proceeds from these bonds issued by the Indiana Finance Authority. These bonds are subject to a mandatory put date of April 1, 2026. Proceeds of the bonds were used to refund $90 million of Indiana Finance Authority Environmental Facilities Refunding Revenue Bonds Series 2015A&B.

IPL has $95 million of 3.875% IPL first mortgage bonds that are due August 1, 2021. Management plans to refinance these first mortgage bonds with new debt. In the event that we are unable to refinance these first mortgage bonds on acceptable terms, IPL has available borrowing capacity on its revolving credit facility that could be used to satisfy the obligation.

IPALCO’s Senior Secured Notes and Term Loan

In April 2020, IPALCO completed the sale of the $475 million aggregate principal amount of 4.25% 2030 IPALCO Notes pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We used the net proceeds from this offering to retire the $65 million Term Loan on April 14, 2020. The remaining net proceeds, together with cash on hand, were used to redeem the 2020 IPALCO Notes on May 14, 2020, and to pay certain related fees, expenses and make-whole premiums. A loss on early extinguishment of debt of $2.4 million for the 2020 IPALCO Notes is included as a separate line item within "Other Income/(Expense), Net" in the accompanying Consolidated Statements of Operations.

The 2030 IPALCO Notes are secured by IPALCO’s pledge of all of the outstanding common stock of IPL. The lien on the pledged shares is shared equally and ratably with IPALCO’s existing senior secured notes. IPALCO has also agreed to register the 2030 IPALCO Notes under the Securities Act by filing an exchange offer registration statement or, under specified circumstances, a shelf registration statement with the SEC pursuant to a Registration Rights Agreement dated April 14, 2020.

Line of Credit

IPL entered into an amendment and restatement of its 5-year $250 million revolving credit facility on June 19, 2019 with a syndication of bank lenders. This Credit Agreement is an unsecured committed line of credit to be used: (i) to finance capital expenditures; (ii) to refinance certain existing indebtedness, (iii) to support working capital; and (iv) for general corporate purposes. This agreement matures on June 19, 2024, and bears interest at variable rates as described in the Credit Agreement. It includes an uncommitted $150 million accordion feature to provide IPL with an option to request an increase in the size of the facility at any time prior to June 19, 2023, subject to approval by the lenders. The Credit Agreement also includes two one-year extension options, allowing IPL to extend the maturity date subject to approval by the lenders. Prior to execution, IPL and IPALCO had existing general banking relationships with the parties to the Credit Agreement. As of December 31, 2020 and 2019, IPL had $75.0 million and $0.0 million in outstanding borrowings on the committed line of credit, respectively.

Restrictions on Issuance of Debt

All of IPL’s long-term borrowings must first be approved by the IURC and the aggregate amount of IPL’s short-term indebtedness must be approved by the FERC. IPL has approval from FERC to borrow up to $500 million of short-term indebtedness outstanding at any time through July 26, 2022. In December 2018, IPL received an order from the IURC granting IPL authority through December 31, 2021 to, among other things, issue up to $350 million in aggregate principal amount of long-term debt, all of which authority remains available as of December 31, 2020, and refinance up to $185 million in existing indebtedness, of which $95 million of authority remains available under the order as of December 31, 2020. This order also grants IPL authority to have up to $500 million of long-term credit agreements and liquidity facilities outstanding at any one time, of which $250.0 million remains available under the order as of December 31, 2020. As an alternative to the sale of all or a portion of $65 million in principal of the long-term debt mentioned above, we have the authority to issue up to $65 million of new preferred stock, all of which authority remains available under the order as of December 31, 2020. IPL also has restrictions on the amount of new debt that may be issued due to contractual obligations of AES and by financial covenant restrictions under our existing debt obligations. Under such restrictions, IPL is generally allowed to fully draw the amounts available on its Credit Agreement, refinance existing debt and issue new debt approved by the IURC and issue certain other indebtedness.

Credit Ratings

Our ability to borrow money or to refinance existing indebtedness and the interest rates at which we can borrow money or refinance existing indebtedness are affected by our credit ratings. In addition, the applicable interest rates on IPL’s Credit Agreement are dependent upon the credit ratings of IPL. Downgrades in the credit ratings of AES could result in IPL’s and/or IPALCO’s credit ratings being downgraded.

8. INCOME TAXES

IPALCO follows a policy of comprehensive interperiod income tax allocation. Investment tax credits related to utility property have been deferred and are being amortized over the estimated useful lives of the related property.

AES files federal and state income tax returns which consolidate IPALCO and its subsidiaries. Under a tax sharing agreement with AES, IPALCO is responsible for the income taxes associated with its own taxable income and records the provision for income taxes as if IPALCO and its subsidiaries each filed separate income tax returns. IPALCO is no longer subject to U.S. or state income tax examinations for tax years through March 27, 2001, but is open for all subsequent periods. IPALCO made tax sharing payments to AES of $27.0 million, $29.6 million and $28.3 million in 2020, 2019 and 2018, respectively.

On March 25, 2014, the state of Indiana amended Indiana Code 6-3-2-1 through Senate Bill 001, which phases in an additional 1.6% reduction to the state corporate income tax rate that was initially being reduced by 2%. While the statutory state income tax rate decreased to 5.375% for the calendar year 2020, the deferred tax balances were adjusted according to the anticipated reversal of temporary differences. The change in required deferred taxes on plant and plant-related temporary differences resulted in a reduction to the associated regulatory asset of $1.3 million. The change in required deferred taxes on non-property related temporary differences which are not probable to cause a reduction in future base customer rates resulted in a tax benefit of $0.1 million. The statutory state corporate income tax rate will be 5.075% for 2021.

Income Tax Provision

Federal and state income taxes charged to income are as follows:

	2020	2019	2018
	(In Thousands)
Components of income tax expense:
Current income taxes:
Federal	$19,489	$17,229	$20,341
State	6,249	3,022	8,843
Total current income taxes	25,738	20,251	29,184
Deferred income taxes:
Federal	323	7,547	(15,150)
State	2,531	7,745	326
Total deferred income taxes	2,854	15,292	(14,824)
Net amortization of investment credit	—	(15)	(911)
Total income tax expense	$28,592	$35,528	$13,449

Effective and Statutory Rate Reconciliation

The provision for income taxes (including net investment tax credit adjustments) is different than the amount computed by applying the statutory tax rate to pretax income. The reasons for the difference, stated as a percentage of pretax income, are as follows:

	2020	2019	2018
Federal statutory tax rate	21.0%	21.0%	21.0%
State income tax, net of federal tax benefit	4.2%	4.4%	5.6%
Research and development credit	—%	—%	(1.9)%
Depreciation flow through and amortization	(6.8)%	(5.7)%	(15.6)%
Additional funds used during construction - equity	1.0%	0.2%	0.3%
Other – net	1.2%	1.3%	(0.3)%
Effective tax rate	20.6%	21.2%	9.1%

Deferred Income Taxes

The significant items comprising IPALCO’s net accumulated deferred tax liability recognized on the audited Consolidated Balance Sheets as of December 31, 2020 and 2019, are as follows:

	2020	2019
	(In Thousands)
Deferred tax liabilities:
Relating to utility property, net	$408,291	$411,182
Regulatory assets recoverable through future rates	82,783	69,156
Other	5,485	6,192
Total deferred tax liabilities	496,559	486,530
Deferred tax assets:
Investment tax credit	6	7
Regulatory liabilities including ARO	197,657	191,676
Employee benefit plans	3,866	8,545
Other	19,316	13,441
Total deferred tax assets	220,845	213,669
Deferred income tax liability – net	$275,714	$272,861

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(In Thousands)
Unrecognized tax benefits at January 1	$7,056	$7,056	$7,049
Gross increases – current period tax positions	312	—	—
Gross decreases – prior period tax positions	—	—	7
Unrecognized tax benefits at December 31	$7,368	$7,056	$7,056

The unrecognized tax benefits at December 31, 2020 represent tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the timing of the deductions will not affect the annual effective tax rate but would accelerate the tax payments to an earlier period.

Tax-related interest expense and income is reported as part of the provision for federal and state income taxes. Penalties, if incurred, would also be recognized as a component of tax expense. There are no interest or penalties applicable to the periods contained in this report.

9. BENEFIT PLANS

Defined Contribution Plans

All of IPL’s employees are covered by one of two defined contribution plans, the Thrift Plan or the RSP:

The Thrift Plan

Approximately 80% of IPL’s active employees are covered by the Thrift Plan, a qualified defined contribution plan. All union new hires are covered under the Thrift Plan. Participants elect to make contributions to the Thrift Plan based on a percentage of their base compensation. Each participant’s contribution is matched up to certain thresholds of base compensation. The IBEW clerical-technical union new hires receive an annual lump sum company contribution into the Thrift Plan in addition to the company match. Employer contributions to the Thrift Plan were $3.4 million, $3.3 million and $3.3 million for 2020, 2019 and 2018, respectively.

The RSP

Approximately 20% of IPL’s active employees are covered by the RSP, a qualified defined contribution plan containing a match and nondiscretionary component. All non-union new hires are covered under the RSP. Participants elect to make contributions to the RSP based on a percentage of their eligible compensation. Each participant’s contribution is matched in amounts up to, but not exceeding, 5% of the participant’s eligible compensation. Starting in 2018, the RSP also includes a 4% nondiscretionary contribution based as a percentage of each participant's eligible compensation. Employer contributions (by IPL) relating to the RSP were $1.8 million, $1.6 million and $1.7 million for 2020, 2019 and 2018, respectively.

Defined Benefit Plans

Approximately 72% of IPL’s active employees are covered by the qualified Defined Benefit Pension Plan; while approximately 8% of active employees are IBEW clerical-technical unit employees who are only eligible for the Thrift Plan. The remaining 20% of active employees are covered by the RSP. All non-union new hires are covered under the RSP, while IBEW physical unit union new hires are covered under the Defined Benefit Pension Plan and Thrift Plan. The IBEW clerical-technical unit new hires are no longer covered under the Defined Benefit Pension Plan but do receive an annual lump sum company contribution into the Thrift Plan, in addition to the company match. The Defined Benefit Pension Plan is noncontributory and is funded by IPL through a trust. Benefits for non-union participants in the Defined Benefit Pension Plan are based on salary, years of service and accrued benefits at April 1, 2015. Benefits for eligible union participants are based on each individual employee's pension band and years of service as opposed to their compensation. Pension bands are based primarily on job duties and responsibilities.

Additionally, a small group of former officers and their surviving spouses are covered under a funded non-qualified Supplemental Retirement Plan. The total number of participants in the plan as of December 31, 2020 was 22. The plan is closed to new participants.

IPL also provides postretirement health care benefits to certain active or retired employees and the spouses of certain active or retired employees. Approximately 142 active employees and 16 retirees (including spouses) were receiving such benefits or entitled to future benefits as of January 1, 2020. The plan is unfunded. These postretirement health care benefits and the related unfunded obligation of $4.3 million and $6.4 million at December 31, 2020 and 2019, respectively, were not material to the consolidated financial statements in the periods covered by this report.

The following table presents information relating to the Pension Plans:

	Pension benefits as of December 31,
	2020	2019
	(In Thousands)
Change in benefit obligation:
Projected benefit obligation at January 1	$782,795	$697,228
Service cost	8,272	7,412
Interest cost	22,151	27,343
Actuarial loss/(gain)	66,827	88,311
Amendments (primarily increases in pension bands)	967	—
Benefits paid	(38,487)	(37,499)
Projected benefit obligation at December 31	842,525	782,795
Change in plan assets:
Fair value of plan assets at January 1	769,704	684,485
Actual return on plan assets	118,716	122,690
Employer contributions	87	28
Benefits paid	(38,487)	(37,499)
Fair value of plan assets at December 31	850,020	769,704
Funded (unfunded) status	$7,495	$(13,091)
Amounts recognized in the statement of financial position:
Non-current assets	$8,669	$—
Non-current liabilities	(1,174)	(13,091)
Net amount recognized at end of year	$7,495	$(13,091)
Sources of change in regulatory assets(1):
Prior service cost arising during period	$967	$—
Net (gain)/loss arising during period	(14,110)	(4,472)
Amortization of prior service cost	(3,677)	(3,823)
Amortization of loss	(8,115)	(11,084)
Total recognized in regulatory assets	$(24,935)	$(19,379)
Amounts included in regulatory assets:
Net loss	$145,526	$167,750
Prior service cost	11,613	14,323
Total amounts included in regulatory assets	$157,139	$182,073

(1)Amounts that would otherwise be charged/credited to Accumulated Other Comprehensive Income or Loss upon application of ASC 715, “Compensation – Retirement Benefits,” are recorded as a regulatory asset or liability because IPL has historically recovered and currently recovers pension and other postretirement benefit expenses in rates. These are unrecognized amounts not yet recognized as components of net periodic benefit costs.

Information for Pension Plans with a projected benefit obligation in excess of plan assets

	Pension benefits as of December 31,
	2020	2019
	(In Thousands)
Benefit obligation	$842,525	$782,795
Plan assets	850,020	769,704
Benefit obligation in excess of plan assets	$(7,495)	$13,091

IPL’s total plan assets in excess of projected benefit obligation was $7.5 million as of December 31, 2020 ($8.7 million Defined Benefit Pension Plan plan assets in excess of projected benefit obligation, partially offset by $1.2 million Supplemental Retirement Plan projected benefit obligation in excess of plan assets).

Information for Pension Plans with an accumulated benefit obligation in excess of plan assets

	Pension benefits as of December 31,
	2020	2019
	(In Thousands)
Accumulated benefit obligation	$830,458	$771,592
Plan assets	850,020	769,704
Accumulated benefit obligation in excess of plan assets	$(19,562)	$1,888

IPL’s total plan assets in excess of accumulated benefit obligation was $19.6 million as of December 31, 2020 ($20.7 million Defined Benefit Pension Plan plan assets in excess of accumulated benefit obligation, partially offset by $1.1 million Supplemental Retirement Plan accumulated benefit obligation in excess of plan assets).

Significant Gains and Losses Related to Changes in the Benefit Obligation for the Period

As shown in the table above, an actuarial loss of $66.8 million increased the benefit obligation for the year ended December 31, 2020 and an actuarial loss of $88.3 million increased the benefit obligation for the year ended December 31, 2019. The actuarial losses in 2020 and 2019 were primarily due to decreases in the discount rate.

Pension Benefits and Expense

Reported expenses relevant to the Defined Benefit Pension Plan are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience, including the performance of plan assets and actual benefits paid out in future years. Pension costs associated with the Defined Benefit Pension Plan are impacted by the level of contributions made to the plan, earnings on plan assets, the adoption of new mortality tables, and employee demographics, including age, job responsibilities, salary and employment periods. Changes made to the provisions of the Defined Benefit Pension Plan may impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the corporate bond discount rates, as well as, the adoption of a new mortality table used in determining the projected benefit obligation and pension costs.

The 2020 net actuarial gain of $14.1 million recognized in regulatory assets is comprised of two parts: (1) an $80.9 million pension asset actuarial gain primarily due to higher than expected return on assets; partially offset by (2) a $66.8 million pension liability actuarial loss primarily due to a decrease in the discount rate used to value pension liabilities. The unrecognized net loss of $145.5 million in the Pension Plans has accumulated over time primarily due to the long-term declining trend in corporate bond rates and the adoption of new mortality tables which increased the expected benefit obligation due to the longer expected lives of plan participants. During 2020, the accumulated net gain increased due to lower discount rates used to value pension liabilities, which was partially offset by a combination of higher than expected return on pension assets, as well as the year 2020 amortization of accumulated loss. The unrecognized net loss, to the extent that it exceeds 10% of the greater of the benefit obligation or the assets, will be amortized and included as a component of net periodic benefit cost in future years. The amortization period is approximately 10.84 years based on estimated demographic data as of December 31, 2020. The projected benefit obligation of $842.5 million less the fair value of assets of $850.0 million results in an overfunded status of $7.5 million at December 31, 2020.

	Pension benefits for years ended December 31,
	2020	2019	2018
	(In Thousands)
Components of net periodic benefit cost:
Service cost	$8,272	$7,412	$8,450
Interest cost	22,151	27,343	25,220
Expected return on plan assets	(37,779)	(29,907)	(40,801)
Amortization of prior service cost	3,677	3,823	3,837
Recognized actuarial loss	8,115	11,084	11,403
Recognized settlement loss	—	—	1,230
Total pension cost	4,436	19,755	9,339
Less: amounts capitalized	372	1,237	1,223
Amount charged to expense	$4,064	$18,518	$8,116
Rates relevant to each year’s expense calculations:
Discount rate – defined benefit pension plan	3.33%	4.36%	3.67%
Discount rate – supplemental retirement plan	3.05%	4.24%	3.60%
Expected return on defined benefit pension plan assets	5.05%	4.50%	5.45%
Expected return on supplemental retirement plan assets	4.45%	4.50%	5.45%

Pension expense for the following year is determined as of the December 31 measurement date based on the fair value of the Pension Plans’ assets, the expected long-term rate of return on plan assets, a mortality table assumption that reflects the life expectancy of plan participants, and a discount rate used to determine the projected benefit obligation. For 2020, pension expense was determined using an assumed long-term rate of return on plan assets of 5.05% for the Defined Benefit Pension Plan and 4.45% for the Supplemental Retirement Plan. As of the December 31, 2020 measurement date, IPL decreased the discount rate from 3.33% to 2.46% for the Defined Benefit Pension Plan and from 3.05% to 2.31% for the Supplemental Retirement Plan. The discount rate assumptions affect the pension expense determined for 2021. In addition, IPL maintained the expected long-term rate of return on plan assets at 5.05% for the Defined Benefit Pension Plan and decreased the expected long-term rate of return for the Supplemental Retirement Plan from 4.45% to 3.60% for 2021. The expected long-term rate of return assumption affects the pension expense determined for 2021. The effect on 2021 total pension expense of a 25 basis point increase and decrease in the assumed discount rate is $(1.4) million and $1.3 million, respectively.

In determining the discount rate to use for valuing liabilities we use the market yield curve on high-quality fixed income investments as of December 31, 2020. We project the expected benefit payments under the plan based on participant data and based on certain assumptions concerning mortality, retirement rates, termination rates, etc. The expected benefit payments for each year are discounted back to the measurement date using the appropriate spot rate for each half-year from the yield curve, thereby obtaining a present value of all expected future benefit payments using the yield curve. Finally, an equivalent single discount rate is determined which produces a present value equal to the present value determined using the full yield curve.

Pension Plan Assets and Fair Value Measurements

Pension plan assets consist of investments in cash and cash equivalents, government debt securities, and mutual funds (equity and debt). Differences between actual portfolio returns and expected returns may result in increased or reduced pension costs in future periods. Pension costs are determined as of the plans' measurement date of December 31, 2020. Pension costs are determined for the following year based on the market value of pension plan assets, expected employer contributions, a discount rate used to determine the projected benefit obligation and the expected long-term rate of return on plan assets.

Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Pension Plans’ gains and losses on investments bought and sold, as well as held, during the year.

A description of the valuation methodologies used for each major class of assets and liabilities measured at fair value follows:

•The non-qualified Supplemental Retirement Plan investments have quoted market prices and are categorized as Level 1 in the fair value hierarchy.

•The qualified Defined Benefit Pension Plan investments in common collective trusts are valued based on the daily net asset value and are categorized as Level 2 in the fair value hierarchy except for cash and cash equivalents which are categorized as level 1.

The primary objective of the Pension Plans’ is to provide a source of retirement income for its participants and beneficiaries, while the primary financial objective is to improve the unfunded status of the Pension Plans. A secondary financial objective is, where possible, to minimize pension expense volatility. The objective is based on a long-term investment horizon, so that interim fluctuations should be viewed with appropriate perspective. There can be no assurance that these objectives will be met.

In establishing our expected long-term rate of return assumption, we utilize a methodology developed by the plan’s investment consultant who maintains a capital market assumption model that takes into consideration risk, return and correlation assumptions across asset classes. A combination of quantitative analysis of historical data and qualitative judgment is used to capture trends, structural changes and potential scenarios not reflected in historical data.

The result of the analyses is a series of inputs that produce a picture of how the plan consultant believes portfolios are likely to behave through time. Capital market assumptions are intended to reflect the behavior of asset classes observed over several market cycles. Stress assumptions are also examined, since the characteristics of asset classes are constantly changing. A dynamic model is employed to manage the numerous assumptions required to estimate portfolio characteristics under different base currencies, time horizons and inflation expectations.

The Pension Plans’ consultant develops forward-looking, long-term capital market assumptions for risk, return and correlations for a variety of global asset classes, interest rates and inflation. These assumptions are created using a combination of historical analysis, current market environment assessment and by applying the consultant’s own judgment. The consultant then determines an equilibrium long-term rate of return. We then take into consideration the investment manager/consultant expenses, as well as any other expenses expected to be paid out of the Pension Plans’ trust. Finally, we have the Pension Plans’ actuary perform a tolerance test of the consultant’s equilibrium expected long-term rate of return. We use an expected long-term rate of return compatible with the actuary’s tolerance level.

The following table summarizes the Company’s target pension plan allocation for 2020:

Asset Category:	Target Allocations
Equity Securities	36%
Debt Securities	64%

	Fair Value Measurements at
	December 31, 2020
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
Asset Category	Total	(Level 1)	(Level 2)	%
Cash and cash equivalents	$2,221	$2,221	$—	—%
Government debt securities	118,255	131	118,124	14%
Mutual fund - equities	323,253	2,839	320,414	38%
Mutual fund - debt	406,291	1,578	404,713	48%
Total	$850,020	$6,769	$843,251	100%

	Fair Value Measurements at
	December 31, 2019
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
Asset Category	Total	(Level 1)	(Level 2)	%
Cash and cash equivalents	$2,599	$2,599	$—	—%
Government debt securities	154,798	39	154,759	20%
Mutual fund - equities	214,369	2,744	211,625	28%
Mutual fund - debt	397,938	1,664	396,274	52%
Total(1)	$769,704	$7,046	$762,658	100%

(1) In 2019, the qualified Defined Benefit Pension Plan moved all investments except for cash and cash equivalents into collective trusts; therefore, the 2019 balances under the Government debt securities, Mutual fund - equities, and Mutual fund - debt categories shown above as level 2 represent investments through collective trusts. The Defined Benefit Pension Plan has chosen collective trusts for which the underlying investments are mutual funds, mutual funds categories for which debt securities are the primary underlying investment, or real estate in alignment with the target asset allocation.

Pension Funding

We contributed $0.1 million, $0.0 million, and $30.1 million to the Pension Plans in 2020, 2019 and 2018, respectively. Funding for the qualified Defined Benefit Pension Plan is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under ERISA, as amended by the Pension Protection Act of 2006, as well as targeted funding levels necessary to meet certain thresholds.

From an ERISA funding perspective, IPL’s funded target liability percentage was estimated to be 100%. In general, IPL must contribute the normal service cost earned by active participants during the plan year; however, this amount can be offset by any surplus or credit balance carried by the Pension Plan. The normal cost is expected to be approximately $6.1 million in 2021 (including $0.4 million for plan expenses), which is expected to be fully offset by the surplus amount. Each year thereafter, if the Pension Plans’ underfunding increases to more than the present value of the remaining annual installments, the excess is separately amortized over a seven-year period. IPL does not expect to make an employer contribution for the calendar year 2021. IPL’s funding policy for the Pension Plans is to contribute annually no less than the minimum required by applicable law, and no more than the maximum amount that can be deducted for federal income tax purposes.

Benefit payments made from the Pension Plans for the years ended December 31, 2020, 2019 and 2018 were $38.5 million, $37.5 million and $62.1 million, respectively. Expected benefit payments are expected to be paid out of the Pension Plans as follows:

Year	Pension Benefits
(In Thousands)
2021	$41,552
2022	42,715
2023	43,371
2024	43,827
2025	44,467
2026 through 2030	224,933

10. COMMITMENTS AND CONTINGENCIES

Legal Loss Contingencies

IPALCO and IPL are involved in litigation arising in the normal course of business. We accrue for litigation and claims when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2020 and 2019, total legal loss contingencies accrued were $13.4 million and $2.6 million, respectively, which were included in “Accrued and Other Current Liabilities” and "Other Non-Current Liabilities," respectively, on the accompanying Consolidated Balance Sheets. A significant portion of these accrued liabilities relate to a personal injury legal claim involving injuries to a contractor. We maintain an amount of insurance protection for such litigation that we believe is adequate. While the ultimate outcome of such litigation cannot be predicted with certainty, management believes that final outcomes will not have a material adverse effect on IPALCO’s results of operations, financial condition and cash flows.

Environmental Loss Contingencies

We are subject to various federal, state, regional and local environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, disposal and transportation of regulated materials, including ash; the use and discharge of water used in generation boilers and for cooling purposes; the emission and discharge of hazardous and other materials into the environment; and the health and safety of our employees. These laws and regulations often require a lengthy and complex process of obtaining and renewing permits and other governmental authorizations from federal, state and local agencies. Violation of these laws, regulations or permits can result in substantial fines, other sanctions, permit revocation and/or facility shutdowns. We cannot assure that we have been or will be at all times in full compliance with such laws, regulations and permits.

New Source Review and other CAA NOVs

In October 2009, IPL received a NOV and Finding of Violation from the EPA pursuant to the CAA Section 113(a). The NOV alleged violations of the CAA at IPL’s three primarily coal-fired electric generating facilities at the time, dating back to 1986. The alleged violations primarily pertain to the PSD and non-attainment New Source Review (NSR) requirements under the CAA. In addition, on October 1, 2015, IPL received a NOV from the EPA pursuant to CAA Section 113(a) alleging violations of the CAA, the Indiana SIP, and the Title V operating permit related to alleged particulate matter and opacity violations at IPL Petersburg Unit 3. Also, on February 5, 2016, the EPA issued a NOV pursuant to CAA Section 113(a) alleging violations of PSD, non-attainment NSR and other CAA regulations, the Indiana SIP, and the Title V operating permit at Petersburg Generating Station. On August 31, 2020, IPL reached a settlement with the EPA, the DOJ and IDEM resolving the purported violations of the CAA with respect to IPL's four coal-fired generation units currently operating at IPL's Petersburg location. The settlement agreement, in the form of a proposed judicial consent decree, includes, among other items, the following requirements: annual caps on NOx and SO2 emissions and more stringent emissions limits than IPL's current Title V air permit; payment of civil penalties totaling $1.525 million; a $5 million environmental mitigation project consisting of the construction and operation of a new, non-emitting source of generation at the site; expenditure of $0.325 million on a state-only environmentally beneficial project to preserve local, ecologically-significant lands; and retirement of Units 1 and 2 prior to July 1, 2023. If IPL does not meet this retirement obligation, it must install a Selective Non-Catalytic

Reduction System (SNCR) on Unit 4. The proposed Consent Decree is subject to final review and approval by the U.S. District Court for the Southern District of Indiana. On January 14, 2021, the U.S. and Indiana, on behalf of EPA and IDEM, respectively, filed a motion asking the court to enter the proposed Consent Decree, along with the U.S.' response to the adverse public comments on the proposed settlements. IPL has a contingent liability recorded related to these New Source Review and other CAA NOV matters.

11.  RELATED PARTY TRANSACTIONS

IPL participates in a property insurance program in which IPL buys insurance from AES Global Insurance Company, a wholly-owned subsidiary of AES. IPL is not self-insured on property insurance, but does take a $5 million per occurrence deductible. Except for IPL’s large substations, IPL does not carry insurance on transmission and distribution assets, which are considered to be outside the scope of property insurance. AES and other AES subsidiaries, including IPALCO, also participate in the AES global insurance program. IPL pays premiums for a policy that is written and administered by a third-party insurance company. The premiums paid to this third-party administrator by the participants are paid to AES Global Insurance Company and all claims are paid from a trust fund funded by and owned by AES Global Insurance Company, but controlled by the third-party administrator. IPL also has third-party insurance in which the premiums are paid directly to the third-party insurers. The cost to IPL of coverage under the property insurance program with AES Global Insurance Company was approximately $5.6 million, $4.3 million, and $3.1 million in 2020, 2019 and 2018, respectively, and is recorded in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations. As of December 31, 2020 and 2019, we had prepaid approximately $2.3 million and $2.0 million, respectively, for coverage under these plans, which is recorded in "Prepayments and other current assets" on the accompanying Consolidated Balance Sheets.
IPL participates in an agreement with Health and Welfare Benefit Plans LLC, an affiliate of AES, to participate in a group benefits program, including but not limited to, health, dental, vision and life benefits. Health and Welfare Benefit Plans LLC administers the financial aspects of the group insurance program, receives all premium payments from the participating affiliates, and makes all vendor payments. The cost of coverage under this program was approximately $21.0 million, $20.2 million, and $21.5 million in 2020, 2019 and 2018, respectively, and is recorded in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations. We had no prepaids for coverage under this plan as of December 31, 2020 and 2019, respectively.

AES files federal and state income tax returns which consolidate IPALCO and its subsidiaries. Under a tax sharing agreement with AES, IPALCO is responsible for the income taxes associated with its own taxable income and records the provision for income taxes using a separate return method. IPALCO had a receivable balance under this agreement of $24.4 million and $23.7 million as of December 31, 2020 and 2019, respectively, which is recorded in “Taxes receivable” on the accompanying Consolidated Balance Sheets. See Note 8, "Income Taxes" for more information.

Long-term Compensation Plan

During 2020, 2019 and 2018, many of IPL’s non-union employees received benefits under the AES Long-term Compensation Plan, a deferred compensation program. This type of plan is a common employee retention tool used in our industry. Benefits under this plan are granted in the form of performance units payable in cash and AES restricted stock units. Restricted stock units vest ratably over a three-year period. The performance units payable in cash vest at the end of the three-year performance period and are subject to certain AES performance criteria. Total deferred compensation expense recorded during 2020, 2019 and 2018 was $0.3 million, $0.3 million and $0.5 million, respectively, and was included in “Operating expenses - Operation and maintenance” on IPALCO’s Consolidated Statements of Operations. The value of these benefits is being recognized over the 36 month vesting period and a portion is recorded as miscellaneous deferred credits with the remainder recorded as “Paid in capital” on IPALCO’s Consolidated Balance Sheets in accordance with ASC 718 “Compensation – Stock Compensation.”

See also Note 9, “Benefit Plans” to the Financial Statements for a description of benefits awarded to IPL employees by AES under the RSP.

Service Company

Total costs incurred by the Service Company on behalf of IPALCO were $55.7 million, $42.0 million and $44.5 million during 2020, 2019 and 2018, respectively. Total costs incurred by IPALCO on behalf of the Service Company during 2020, 2019 and 2018 were $10.6 million, $9.7 million and $10.1 million, respectively, which are included as a reduction to charges from the Service Company. These costs were included in “Operating expenses - Operation and maintenance” on IPALCO’s Consolidated Statements of Operations. IPALCO had a payable balance with the Service Company of $4.5 million and $8.4 million as of December 31, 2020 and December 31, 2019, respectively, which is recorded in “Accounts payable” on the accompanying Consolidated Balance Sheets.

Other

A member of the AES Board of Directors is also a member of the Supervisory Board of a third party vendor that IPL engaged in 2014 for certain construction projects. As the transactions with this vendor related to capital projects, there was no direct impact on the Consolidated Statements of Operations for the periods presented. Over the life of the project, IPL had total net charges from this vendor of $474.9 million. This vendor completed its service in 2018.

Additionally, transactions with various other related parties were $6.5 million, $3.0 million and $5.7 million during 2020, 2019 and 2018, respectively. These expenses were primarily recorded in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations.

12. BUSINESS SEGMENT INFORMATION

Operating segments are components of an enterprise that engage in business activities from which it may earn revenues and incur expenses, for which separate financial information is available, and is evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. Substantially all of our business consists of the generation, transmission, distribution and sale of electric energy conducted through IPL which is a vertically integrated electric utility. IPALCO’s reportable business segment is its utility segment, with all other non-utility business activities aggregated separately. The "All Other" non-utility category primarily includes the 2024 IPALCO Notes and 2030 IPALCO Notes and related interest expense, balances associated with IPALCO's interest rate hedges, cash and other immaterial balances. The accounting policies of the identified segment are consistent with those policies and procedures described in the summary of significant accounting policies.

The following table provides information about IPALCO’s business segments (in thousands):

	2020			2019			2018
	Utility	All Other	Total	Utility	All Other	Total	Utility	All Other	Total
Revenues	$1,352,985	$—	$1,352,985	$1,481,643	$—	$1,481,643	$1,450,505	$—	$1,450,505
Depreciation and amortization	$246,896	$—	$246,896	$240,314	$—	$240,314	$232,332	$—	$232,332
Interest expense	$87,281	$42,212	$129,493	$89,014	$32,757	$121,771	$64,472	$31,037	$95,509
Earnings/(loss) from operations before income tax	$184,174	$(45,615)	$138,559	$200,707	$(32,786)	$167,921	$178,953	$(31,479)	$147,474
Capital expenditures(1)	$235,736	$—	$235,736	$219,242	$—	$219,242	$235,764	$—	$235,764
(1) Capital expenditures includes $0.0 million, $5.6 million and $11.4 million of payments for financed capital expenditures in 2020, 2019 and 2018, respectively.

	As of December 31, 2020			As of December 31, 2019			As of December 31, 2018
Total assets	$4,952,408	$17,511	$4,969,919	$4,918,408	$10,261	$4,928,669	$4,851,712	$10,341	$4,862,053

13. REVENUE

Revenue is primarily earned from retail and wholesale electricity sales and electricity transmission and distribution delivery services. Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Revenue is recorded net of any taxes assessed on and collected from customers, which are remitted to the governmental authorities.

Retail revenues - IPL energy sales to utility customers are based on the reading of meters at the customer’s location that occurs on a systematic basis throughout the month. IPL sells electricity directly to end-users, such as homes and businesses, and bills customers directly. Retail revenues have a single performance obligation, as the promise to transfer energy and other distribution and/or transmission services are not separately identifiable from other promises in the contracts and, therefore, are not distinct. Additionally, as the performance obligation is satisfied over time as energy is delivered, and the same method is used to measure progress, the performance obligation meets the criteria to be considered a series.

In exchange for the exclusive right to sell or distribute electricity in our service area, IPL is subject to rate regulation by federal and state regulators. This regulation sets the framework for the prices (“tariffs”) that IPL is allowed to charge customers for electric services. Since tariffs are approved by the regulator, the price that IPL has the right to bill corresponds directly with the value to the customer of IPL’s performance completed in each period. Therefore, revenue under these contracts is recognized using an output method measured by the MWhs delivered each month at the approved tariff. Customer payments are typically due on a monthly basis, though see Note 2, "Regulatory Matters - IURC COVID-19 Orders" for a discussion of the orders requiring expanded payment arrangements for customers.

Wholesale revenues - Power produced at the generation stations in excess of our retail load is sold into the MISO market. Such sales are made at either the day-ahead or real-time hourly market price, and these sales are classified as wholesale revenues. We sell to and purchase power from MISO, and such sales and purchases are settled and accounted for on a net hourly basis.

In the MISO market, wholesale revenue is recorded at the spot price based on the quantities of MWh delivered in each hour during each month. As a member of MISO, we are obligated to declare the availability of our energy production into the wholesale energy market, but we are not obligated to commit our previously declared availability. As such, contract terms end as the energy for each day is delivered to the market in the case of the day-ahead market and for each hour in the case of the real-time market.

Miscellaneous revenues - Miscellaneous revenues are mainly comprised of MISO transmission revenues. MISO transmission revenues are earned when IPL’s power lines are used in transmission of energy by power producers other than IPL. As IPL owns and operates transmission lines in central and southern Indiana, demand charges collected from network customers by MISO are allocated to the appropriate transmission owners (including IPL) and recognized as transmission revenues. Capacity revenues are also included in miscellaneous revenues, but these were not material for the period presented.

Transmission revenues have a single performance obligation, as transmission services represent a distinct service. Additionally, as the performance obligation is satisfied over time and the same method is used to measure progress, the performance obligation meets the criteria to be considered a series. The price that the transmission operator has the right to bill corresponds directly with the value to the customer of IPL’s performance completed in each period as the price paid is the transmission operator's allocation of the tariff rate (as approved by the regulator) charged to network participants.

IPL’s revenue from contracts with customers was $1,326.6 million, $1,455.3 million and $1,440.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. The following table presents our revenue from contracts with customers and other revenue (in thousands):

	For the Years Ended December 31,
	2020	2019	2018
Retail Revenues
Retail revenue from contracts with customers:
Residential	$566,668	$589,719	$588,031
Small commercial and industrial	194,904	215,878	217,896
Large commercial and industrial	484,230	548,551	565,720
Public lighting	9,115	7,249	9,797
Other (1)	14,402	14,136	10,427
Total retail revenue from contracts with customers	1,269,319	1,375,533	1,391,871
Alternative revenue programs	24,781	23,841	4,594
Wholesale Revenues
Wholesale revenues from contracts with customers	46,482	68,474	38,789
Miscellaneous Revenues
Transmission and other revenue from contracts with customers	10,794	11,335	10,057
Other miscellaneous revenues (2)	1,609	2,460	5,194
Total Revenues	$1,352,985	$1,481,643	$1,450,505

(1) Other retail revenue from contracts with customers includes miscellaneous charges to customers
(2) Other miscellaneous revenue includes lease and other miscellaneous revenues not accounted for under ASC 606

The balances of receivables from contracts with customers are $163.8 million and $155.0 million as of December 31, 2020 and December 31, 2019, respectively. Payment terms for all receivables from contracts with customers typically do not extend beyond 30 days, though see Note 2, "Regulatory Matters - IURC COVID-19 Order" for a discussion of orders requiring expanded payment arrangements for customers.

The Company has elected to apply the optional disclosure exemptions under ASC 606. Therefore, the Company has not included disclosure pertaining to revenue expected to be recognized in any future year related to remaining performance obligations, as we exclude contracts with an original length of one year or less, contracts for which we recognize revenue based on the amount we have the right to invoice for services performed, and contracts with variable consideration allocated entirely to a wholly unsatisfied performance obligation when the consideration relates specifically to our efforts to satisfy the performance obligation and depicts the amount to which we expect to be entitled.

Contract Balances — The timing of revenue recognition, billings, and cash collections results in accounts receivable and contract liabilities. The contract liabilities from contracts with customers were $0.5 million as of December 31, 2020. During the year ended December 31, 2020, we recognized revenue of $1.3 million related to this contract liability balance, respectively.

14. LEASES

LESSOR

The Company is the lessor under operating leases for land, office space and operating equipment. Minimum lease payments from such contracts are recognized as operating lease revenue on a straight-line basis over the lease term whereas contingent rentals are recognized when earned. Lease revenue included in the Consolidated Statements of Operations was $0.9 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively. Underlying gross assets and accumulated depreciation of operating leases included in Total net property, plant and equipment on the Consolidated Balance Sheet were $4.3 million and $0.8 million, respectively, as of December 31, 2020 and $4.3 million and $0.7 million, respectively, as of December 31, 2019.

The option to extend or terminate a lease is based on customary early termination provisions in the contract. The Company has not recognized any early terminations as of December 31, 2020.

The following table shows the future minimum lease receipts through 2025 and thereafter (in thousands):

Operating Leases
2021	$886
2022	906
2023	906
2024	786
2025	544
Thereafter	2,074
Total	$6,102

15. RISKS AND UNCERTAINTIES

COVID-19 Pandemic

The COVID-19 pandemic has severely impacted global economic activity, including electricity and energy consumption, and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the U.S., have reacted by instituting quarantines, mandating business and school closures and social distancing measures as well as restricting travel. The State of Indiana implemented, among other things, stay-at-home and other social distancing measures to slow the spread of the virus, which has impacted energy demand within our service territory, though the stay-at-home restrictions have now been lifted in our service territory. Also, the Executive Order previously issued by the Governor of Indiana prohibiting electric utilities, including us, from discontinuing electric utility service to customers through August 14, 2020 has lapsed. We are taking a variety of measures in response to the spread of COVID-19 to ensure our ability to generate, transmit, distribute and sell electric energy, ensure the health and safety of our employees, contractors, customers and communities and provide essential services to the communities in which we operate. In addition to the impacts to demand within our service territory, we also have incurred and expect to continue to incur expenses relating to COVID-19, including those that relate to events outside of our control.

As the economic impact of the COVID-19 pandemic started to materialize in Indiana in the second half of March 2020 and continued for the duration of 2020, the COVID-19 pandemic primarily impacted our retail sales demand as shown by the changes in weather-normalized volumes of kWh sold compared to the weather-normalized volumes for the same periods in 2019:

Customer class	For the three months ended				For the year ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	December 31, 2020
Residential	1.6%	6.6%	3.9%	2.4%	3.4%
Small commercial and industrial	(1.8)%	(10.3)%	(4.2)%	(5.3)%	(5.2)%
Large commercial and industrial	(2.8)%	(11.0)%	(7.9)%	(5.7)%	(6.9)%

As noted above, we also have incurred and expect to continue to incur expenses relating to COVID-19, however see Note 2, "Regulatory Matters - IURC COVID-19 Orders" for a discussion of regulatory measures which partially mitigate the impact of these expenses. We continued to experience COVID-19 impacts into 2021. The magnitude and duration of the COVID-19 pandemic is unknown at this time and may have material and adverse effects on our results of operations, financial condition and cash flows in future periods.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Indianapolis Power & Light Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Indianapolis Power & Light Company and subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, common shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Accounting
Regulatory Accounting
Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company applies the provisions of FASC 980 “Regulated Operations”, which gives recognition to the ratemaking and accounting practices of the IURC and the FERC. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in customer rates. Regulatory assets can also represent performance incentives permitted by the regulator. Regulatory liabilities generally represent obligations to provide refunds or future rate reductions to customers for previous over collections or the deferral of revenues collected for costs that the Company expects to incur in the future. Accounting for the economics of rate regulation affects multiple financial statement line items, including property, plant, and equipment; regulatory assets and liabilities; operating revenues; and depreciation expense, and related disclosures in the Company’s consolidated financial statements.
Auditing the Company’s regulatory accounting was complex due to significant judgments made by management to support its assertions about the impact of future regulatory orders on the consolidated financial statements. In particular, there is subjectivity involved in assessing the impact of current and future regulatory orders on events that have occurred as of December 31, 2020, judgment required to evaluate the relevance and reliability of audit evidence to support impacted account balances and disclosures, and judgments involved in assessing the probability of recovery in future rates of incurred costs or refunds to customers. These assumptions have a significant effect on the regulatory assets and liabilities and related disclosures.
How We Addressed the Matter in Our Audit	To test the Company’s accounting for regulatory assets and liabilities, our audit procedures included, among others, reviewing relevant regulatory orders, statutes and interpretations; filings made by intervening parties; and other publicly available information, to assess the likelihood of recovery of regulatory assets in future rates or of a refund or future reduction in rates for regulatory liabilities based on precedents for the treatment of similar costs under similar circumstances. We evaluated the Company’s assertions regarding the probability of recovery of regulatory assets or refund or future reduction in rates for regulatory liabilities, to assess the Company’s assertion that amounts are probable of recovery or of a refund or future reduction in rates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Indianapolis, Indiana
February 24, 2021

INDIANAPOLIS POWER & LIGHT COMPANY and SUBSIDIARY
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	2020	2019	2018
REVENUES	$1,352,985	$1,481,643	$1,450,505

OPERATING COSTS AND EXPENSES:
Fuel	247,105	340,466	331,701
Power purchased	135,767	133,674	164,542
Operations and maintenance	415,824	427,803	431,125
Depreciation and amortization	246,896	240,314	232,332
Taxes other than income taxes	44,516	42,229	53,941
Total operating expenses	1,090,108	1,184,486	1,213,641

OPERATING INCOME	262,877	297,157	236,864

OTHER INCOME / (EXPENSE), NET:
Allowance for equity funds used during construction	4,574	3,486	8,477
Interest expense	(87,478)	(89,014)	(64,472)
Other income / (expense), net	4,201	(10,922)	(1,916)
Total other income / (expense), net	(78,703)	(96,450)	(57,911)

EARNINGS FROM OPERATIONS BEFORE INCOME TAX	184,174	200,707	178,953

Less: income tax expense	40,134	43,430	21,590
NET INCOME	144,040	157,277	157,363

Less: dividends on preferred stock	3,213	3,213	3,213
NET INCOME APPLICABLE TO COMMON STOCK	$140,827	$154,064	$154,150

See notes to consolidated financial statements.

INDIANAPOLIS POWER & LIGHT COMPANY and SUBSIDIARY
Consolidated Balance Sheets
(In Thousands)
	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,946	$42,189
Restricted cash	5	400
Accounts receivable, net of allowance for credit losses of $3,155 and $921, respectively	165,435	161,365
Inventories	95,506	83,569
Regulatory assets, current	45,430	37,398
Taxes receivable	12,531	23,134
Prepayments and other current assets	23,944	17,264
Total current assets	360,797	365,319
NON-CURRENT ASSETS:
Property, plant and equipment	6,530,395	6,398,612
Less: Accumulated depreciation	2,643,695	2,414,652
	3,886,700	3,983,960
Construction work in progress	209,584	130,609
Total net property, plant and equipment	4,096,284	4,114,569
OTHER NON-CURRENT ASSETS:
Intangible assets - net	59,141	64,861
Regulatory assets, non-current	392,801	355,614
Other non-current assets	43,386	18,045
Total other non-current assets	495,328	438,520
TOTAL ASSETS	$4,952,409	$4,918,408
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Short-term debt and current portion of long-term debt (Note 7)	$169,907	$89,886
Accounts payable	126,772	128,504
Accrued taxes	26,620	22,012
Accrued interest	23,340	23,857
Customer deposits	27,929	34,635
Regulatory liabilities, current	30,036	52,654
Accrued and other current liabilities	26,653	37,500
Total current liabilities	431,257	389,048
NON-CURRENT LIABILITIES:
Long-term debt (Note 7)	1,685,503	1,691,015
Deferred income tax liabilities	289,799	279,159
Taxes payable	7,458	4,658
Regulatory liabilities, non-current	839,360	846,430
Accrued pension and other postretirement benefits	5,334	19,344
Asset retirement obligations	195,236	204,219
Other non-current liabilities	13,785	252
Total non-current liabilities	3,036,475	3,045,077
Total liabilities	3,467,732	3,434,125
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDER'S EQUITY:
Common stock	324,537	324,537
Paid in capital	664,886	664,719
Retained earnings	435,470	435,243
Total shareholder's equity	1,424,893	1,424,499
Cumulative preferred stock	59,784	59,784
Total shareholder's equity	1,484,677	1,484,283
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$4,952,409	$4,918,408

See notes to consolidated financial statements.

INDIANAPOLIS POWER & LIGHT COMPANY and SUBSIDIARY
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$144,040	$157,277	$157,363
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	246,896	240,314	232,332
Amortization of deferred financing costs and debt discounts	2,335	2,262	2,011
Deferred income taxes and investment tax credit adjustments - net	3,078	15,120	(15,646)
Allowance for equity funds used during construction	(4,574)	(3,486)	(8,477)
Change in certain assets and liabilities:
Accounts receivable	(4,071)	6,504	(10,167)
Inventories	(15,240)	13,574	(3,652)
Accounts payable	(20,621)	2,816	4,080
Accrued and other current liabilities	(8,214)	4,416	(9,655)
Accrued taxes payable/receivable	18,012	(15,437)	3,180
Accrued interest	(518)	546	826
Pension and other postretirement benefit expenses	(6,991)	5,414	(30,740)
Short-term and long-term regulatory assets and liabilities	(13,390)	921	76,647
Prepayments and other current assets	(569)	(2,119)	7,279
Other - net	(6,174)	(7,053)	582
Net cash provided by operating activities	333,999	421,069	405,963
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(235,700)	(213,619)	(224,335)
Project development costs	(2,401)	(2,269)	(1,127)
Cost of removal and regulatory recoverable ARO payments	(37,786)	(21,838)	(29,543)
Loans to parent	(26,110)	—	—
Loan repayments from parent	20,000	—	—
Other	118	—	—
Net cash used in investing activities	(281,879)	(237,726)	(255,005)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	115,000	10,000	100,000
Repayments under revolving credit facilities	(40,000)	(10,000)	(248,000)
Long-term borrowings, net of discount	90,000	—	104,936
Retirement of long-term debt	(90,000)	—	—
Dividends on common stock	(147,600)	(159,000)	(142,250)
Dividends on preferred stock	(3,213)	(3,213)	(3,213)
Deferred financing costs paid	(792)	—	—
Equity contributions from IPALCO	—	—	65,000
Payments for financed capital expenditures	(36)	(5,623)	(11,429)
Other	(117)	(152)	(1,110)
Net cash used in financing activities	(76,758)	(167,988)	(136,066)
Net change in cash, cash equivalents and restricted cash	(24,638)	15,355	14,892
Cash, cash equivalents and restricted cash at beginning of period	42,589	27,234	12,342
Cash, cash equivalents and restricted cash at end of period	$17,951	$42,589	$27,234

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest (net of amount capitalized)	$84,869	$88,546	$61,310
Income taxes	27,000	37,400	33,750
Non-cash investing activities:
Accruals for capital expenditures	$54,360	$35,471	$47,553

See notes to consolidated financial statements.

INDIANAPOLIS POWER & LIGHT COMPANY and SUBSIDIARY
Consolidated Statements of Common Shareholder's Equity
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at January 1, 2018	$324,537	$599,157	$442,779	$1,366,473
Net income	—	—	157,363	157,363
Preferred stock dividends	—	—	(3,213)	(3,213)
Cash dividends declared on common stock	—	—	(156,750)	(156,750)
Contributions from IPALCO	—	65,000	—	65,000
Other	—	356	—	356
Balance at December 31, 2018	324,537	664,513	440,179	1,429,229
Net income	—	—	157,277	157,277
Preferred stock dividends	—	—	(3,213)	(3,213)
Cash dividends declared on common stock	—	—	(159,000)	(159,000)
Other	—	206	—	206
Balance at December 31, 2019	324,537	664,719	435,243	1,424,499
Net income	—	—	144,040	144,040
Preferred stock dividends	—	—	(3,213)	(3,213)
Cash dividends declared on common stock	—	—	(140,600)	(140,600)
Other	—	167	—	167
Balance at December 31, 2020	$324,537	$664,886	$435,470	$1,424,893

See notes to consolidated financial statements.

INDIANAPOLIS POWER & LIGHT COMPANY and SUBSIDIARY
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020, 2019 and 2018

1. OVERVIEW AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

IPL was incorporated under the laws of the state of Indiana in 1926. All of the outstanding common stock of IPL is owned by IPALCO. IPALCO, acquired by AES in March 2001, is owned by AES U.S. Investments and CDPQ. AES U.S. Investments is owned by AES (85%) and CDPQ (15%). IPL is engaged primarily in generating, transmitting, distributing and selling of electric energy to approximately 512,000 retail customers in the city of Indianapolis and neighboring cities, towns and communities, and adjacent rural areas all within the state of Indiana, with the most distant point being approximately forty miles from Indianapolis. IPL has an exclusive right to provide electric service to those customers. IPL owns and operates four generating stations all within the state of Indiana. Our largest generating station, Petersburg, is coal-fired, and IPL has plans to retire approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively (for further discussion, see Note 2, "Regulatory Matters - IRP Filing"). The second largest station, Harding Street, uses natural gas and fuel oil to power combustion turbines. In addition, IPL operates a 20 MW battery energy storage unit at this location, which provides frequency response. The third station, Eagle Valley, is a CCGT natural gas plant. IPL took operational control and commenced commercial operations of this CCGT plant in April 2018. The fourth station, Georgetown, is a small peaking station that uses natural gas to power combustion turbines. As of December 31, 2020, IPL’s net electric generation capacity for winter is 3,705 MW and net summer capacity is 3,560 MW.
Principles of Consolidation

IPL’s consolidated financial statements are prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The consolidated financial statements include the accounts of IPL and its unregulated subsidiary, IPL Funding Corporation, which was dissolved in 2018 and was immaterial to the consolidated financial statements in the periods covered by this report. All intercompany items have been eliminated in consolidation. Certain costs for shared resources amongst IPL and IPALCO, such as labor and benefits, are allocated to each entity based on allocation methodologies that management believes to be reasonable. We have evaluated subsequent events through the date this report is issued.

Use of Management Estimates

The preparation of financial statements in conformity with GAAP requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Regulatory Accounting

The retail utility operations of IPL are subject to the jurisdiction of the IURC. IPL’s wholesale power transactions are subject to the jurisdiction of the FERC. These agencies regulate IPL’s utility business operations, tariffs, accounting, depreciation allowances, services, issuances of securities and the sale and acquisition of utility properties. The financial statements of IPL are based on GAAP, including the provisions of FASB ASC 980 “Regulated Operations,” which gives recognition to the ratemaking and accounting practices of these agencies. See also Note 2, “Regulatory Matters - Regulatory Assets and Liabilities” for a discussion of specific regulatory assets and liabilities.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are stated at cost, which approximates fair value. All highly liquid short-term investments with original maturities of three months or less are considered cash equivalents. Restricted cash includes cash which is restricted as to withdrawal or usage. The nature of the restrictions includes restrictions imposed by agreements related to deposits held as collateral. The following table provides a summary of cash, cash equivalents and restricted cash amounts as shown on the Consolidated Statements of Cash Flows:

	As of December 31,
	2020	2019
	(In Thousands)
Cash, cash equivalents and restricted cash
Cash and cash equivalents	$17,946	$42,189
Restricted cash	5	400
Total cash, cash equivalents and restricted cash	$17,951	$42,589

Revenues and Accounts Receivable

Revenues related to the sale of energy are generally recognized when service is rendered or energy is delivered to customers. However, the determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to certain customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is accrued. In making its estimates of unbilled revenue, IPL uses complex models that consider various factors including daily generation volumes; known amounts of energy usage by nearly all residential, commercial and industrial customers; estimated line losses; and estimated customer rates based on prior period billings. Given the use of these models, and that customers are billed on a monthly cycle, we believe it is unlikely that materially different results will occur in future periods when revenue is billed. An allowance for potential credit losses is maintained and amounts are written off when normal collection efforts have been exhausted. IPL’s provision for expected credit losses included in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations was $4.8 million, $4.3 million and $5.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.

IPL’s basic rates include a provision for fuel costs as established in IPL’s most recent rate proceeding, which last adjusted IPL’s rates in December 2018. IPL is permitted to recover actual costs of purchased power and fuel consumed, subject to certain restrictions. This is accomplished through quarterly FAC proceedings, in which IPL estimates the amount of fuel and purchased power costs in future periods. Through these proceedings, IPL is also permitted to recover, in future rates, underestimated fuel and purchased power costs from prior periods, subject to certain restrictions, and therefore the over or underestimated costs are deferred or accrued and amortized into fuel expense in the same period that IPL’s rates are adjusted. See also Note 2, “Regulatory Matters” for a discussion of other costs that IPL is permitted to recover through periodic rate adjustment proceedings and the status of current rate adjustment proceedings.

In addition, IPL is one of many transmission system owner members of MISO, a regional transmission organization which maintains functional control over the combined transmission systems of its members and manages one of the largest energy markets in the U.S. See Note 13, "Revenue" for additional information of MISO sales and other revenue streams.

The following table summarizes our accounts receivable balances at December 31:

	As of December 31,
	2020	2019
	(In Thousands)
Accounts receivable, net
Customer receivables	$91,335	$90,747
Unbilled revenue	72,334	65,822
Amounts due from related parties	734	2,992
Other	4,187	2,725
Provision for uncollectible accounts	(3,155)	(921)
Total accounts receivable, net	$165,435	$161,365

The following table is a rollforward of our allowance for credit losses related to the accounts receivable balances for the year ended December 31, 2020 (in Thousands):

	Beginning Allowance Balance at January 1, 2020	Current Period Provision	Write-offs Charged Against Allowances	Recoveries Collected	Ending Allowance Balance at December 31, 2020
Allowance for credit losses	$921	$5,861	$(5,473)	$1,846	$3,155

The allowance for credit losses primarily relates to utility customer receivables, including unbilled amounts. Expected credit loss estimates are developed by disaggregating customers into those with similar credit risk characteristics and using historical credit loss experience. In addition, we also consider how current and future economic conditions are expected to impact collectability, as applicable, including the economic impacts of the COVID-19 pandemic on our receivable balance as of December 31, 2020. Amounts are written off when reasonable collections efforts have been exhausted. An Executive Order issued by the Governor of Indiana on March 19, 2020 and extended by the IURC prohibited electric utilities, including us, from discontinuing electric utility service to customers through August 14, 2020 due to the economic impacts of COVID-19. This order along with the economic impacts of COVID-19 has resulted in an increase in past due customer receivable balances, and thus the current period provision and the allowance for credit losses has increased during 2020. Please see additional discussion in Note 2, "Regulatory Matters - IURC COVID-19 Order” and Note 15, "Risks and Uncertainties - COVID-19 Pandemic."

Inventories

IPL maintains coal, fuel oil, materials and supplies inventories for use in the production of electricity. These inventories are accounted for at the lower of cost or net realizable value, using the average cost. The following table summarizes our inventories balances at December 31:

	As of December 31,
	2020	2019
	(In Thousands)
Inventories
Fuel	$36,953	$26,907
Materials and supplies, net	58,553	56,662
Total inventories	$95,506	$83,569

Property, Plant and Equipment

Property, plant and equipment is stated at original cost as defined for regulatory purposes. The cost of additions to property, plant and equipment and replacements of retirement units of property are charged to plant accounts. Units of property replaced or abandoned in the ordinary course of business are retired from the plant accounts at cost; such amounts, less salvage, are charged to accumulated depreciation. Depreciation is computed by the straight-line method based on functional rates approved by the IURC and averaged 3.7%, 3.7%, and 4.2% during 2020, 2019 and 2018, respectively. Depreciation expense was $232.8 million, $228.2 million, and $235.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. "Depreciation and amortization" expense on the accompanying Consolidated Statements of Operations is presented net of regulatory deferrals of depreciation expense and also includes amortization of intangible assets and amortization of previously deferred regulatory costs.

Allowance For Funds Used During Construction

In accordance with the Uniform System of Accounts prescribed by FERC, IPL capitalizes an allowance for the net cost of funds (interest on borrowed funds and a reasonable rate of return on equity funds) used for construction purposes during the period of construction with a corresponding credit to income. IPL capitalized amounts using pretax composite rates of 6.9%, 6.9% and 6.4% during 2020, 2019 and 2018, respectively.

Impairment of Long-lived Assets

GAAP requires that IPL test long-lived assets for impairment when indicators of impairment exist. If an asset is deemed to be impaired, IPL is required to write down the asset to its fair value with a charge to current earnings. The net book value of IPL’s property, plant, and equipment was $4.1 billion as of December 31, 2020 and 2019. In December 2020, IPL reclassified net property, plant and equipment of $74.5 million associated with the probable Petersburg Unit 1 retirement to long-term regulatory assets (for further discussion, see Note 2, “Regulatory Matters - IRP Filing” and Note 3, "Property, Plant and Equipment"). IPL does not believe any of these assets are currently impaired. In making this assessment, IPL considers such factors as: the overall condition and generating and distribution capacity of the assets; the expected ability to recover additional expenditures in the assets; the anticipated demand and relative pricing of retail electricity in its service territory and wholesale electricity in the region; and the cost of fuel.

Intangible Assets

Intangible assets primarily include capitalized software of $144.5 million and $139.6 million and its corresponding accumulated amortization of $85.3 million and $74.7 million, as of December 31, 2020 and 2019, respectively. Amortization expense was $10.6 million, $7.5 million and $5.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. The estimated amortization expense of this capitalized software is approximately $59.0 million over the next 5 years ($11.8 million in 2021, $11.8 million in 2022, $11.8 million in 2023, $11.8 million in 2024 and $11.8 million in 2025).

Implementation Costs Related to Software as a Service

IPL has recorded prepayments for implementation costs related to software as a service in support of utility customer services of $8.8 million as of December 31, 2020, which are recorded within "Other non-current assets" on the accompanying Consolidated Balance Sheets.

Contingencies

IPL accrues for loss contingencies when the amount of the loss is probable and estimable. IPL is subject to various environmental regulations and is involved in certain legal proceedings. If IPL’s actual environmental and/or legal obligations are different from our estimates, the recognition of the actual amounts may have a material impact on our results of operations, financial condition and cash flows; although that has not been the case during the periods covered by this report. As of December 31, 2020 and 2019, total loss contingencies accrued were $15.4 million and $4.5 million, respectively, which were included in “Accrued and Other Current Liabilities” and "Other Non-Current Liabilities", respectively, on the accompanying Consolidated Balance Sheets.

Concentrations of Risk

Substantially all of IPL’s customers are located within the Indianapolis area. Approximately 69% of IPL’s employees are covered by collective bargaining agreements in two bargaining units: a physical unit and a clerical-technical unit. IPL’s contract with the physical unit expires on December 6, 2021, and the contract with the clerical-technical unit expires February 13, 2023. Additionally, IPL has long-term coal contracts with two suppliers, and substantially all of the coal is currently mined in the state of Indiana.

Financial Derivatives

All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Changes in the fair value are recorded in earnings unless the derivative is designated as a cash flow hedge of a forecasted transaction or it qualifies for the normal purchases and sales exception.

IPL has contracts involving the physical delivery of energy and fuel. Because these contracts qualify for the normal purchases and normal sales scope exception in ASC 815, IPL has elected to account for them as accrual contracts, which are not adjusted for changes in fair value.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities, and their respective income tax bases. IPL establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. IPL’s tax positions are evaluated under a more likely than not recognition threshold and measurement analysis before they are recognized for financial statement reporting.
Uncertain tax positions have been classified as noncurrent income tax liabilities unless expected to be paid within one year. IPL’s policy for interest and penalties is to recognize interest and penalties as a component of the provision for income taxes in the Consolidated Statements of Operations.
Income tax assets or liabilities which are included in allowable costs for ratemaking purposes in future years are recorded as regulatory assets or liabilities with a corresponding deferred tax liability or asset. Investment tax credits that reduced federal income taxes in the years they arose have been deferred and are being amortized to income over the useful lives of the properties in accordance with regulatory treatment. See Note 2, "Regulatory Matters" for additional information.

IPL and its subsidiary file U.S. federal income tax returns as part of the consolidated U.S. income tax return filed by AES. The consolidated tax liability is allocated to each subsidiary based on the separate return method which is specified in our tax allocation agreement and which provides a consistent, systematic and rational approach. See Note 8, "Income Taxes" for additional information.

Pension and Postretirement Benefits

IPL recognizes in its Consolidated Balance Sheets an asset or liability reflecting the funded status of pension and other postretirement plans with current-year changes in the funded status, that would otherwise be recognized in AOCI, recorded as a regulatory asset as this can be recovered through future rates. All plan assets are recorded at fair value. IPL follows the measurement date provisions of the accounting guidance, which require a year-end measurement date of plan assets and obligations for all defined benefit plans.

IPL accounts for and discloses pension and postretirement benefits in accordance with the provisions of GAAP relating to the accounting for pension and other postretirement plans. These GAAP provisions require the use of assumptions, such as the discount rate for liabilities and long-term rate of return on assets, in determining the obligations, annual cost and funding requirements of the plans. Consistent with the requirements of ASC 715, IPL applies a disaggregated discount rate approach for determining service cost and interest cost for its defined benefit pension plans and postretirement plans.
See Note 9, "Benefit Plans" for more information.
Repair and Maintenance Costs

Repair and maintenance costs are expensed as incurred.

Per Share Data

IPALCO owns all of the outstanding common stock of IPL. IPL does not report earnings on a per-share basis.

New Accounting Pronouncements Adopted in 2020

The following table provides a brief description of recent accounting pronouncements that had an impact on the Company’s Financial Statements. Accounting pronouncements not listed below were assessed and determined to be either not applicable or did not have a material impact on the Company’s Financial Statements.

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the Financial Statements upon adoption
2016-13, 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, 2020-03, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	See discussion of the ASU below.	January 1, 2020	See impact upon adoption of the standard below.

ASC 326 - Financial Instruments - Credit Losses

On January 1, 2020, the Company adopted ASC 326 Financial Instruments - Credit Losses and its subsequent corresponding updates ("ASC 326"). The new standard updates the impairment model for financial assets measured at amortized cost, known as the Current Expected Credit Loss ("CECL") model. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities are required to use a new forward-looking "expected loss" model that generally results in the earlier recognition of an allowance for credit losses. For available-for-sale debt securities with unrealized losses, entities measure credit losses as it was done under previous GAAP, except that unrealized losses due to credit-related factors are now recognized as an allowance on the balance sheet with a corresponding adjustment to earnings in the income statement.

The Company applied the modified retrospective method of adoption for ASC 326. Under this transition method, the Company applied the transition provisions starting at the date of adoption. The CECL model primarily impacts the calculation of the Company's expected credit losses in gross customer trade accounts receivable. The adoption of ASC 326 and the application of CECL on our trade accounts receivable did not have a material impact on IPL's Financial Statements.

New Accounting Pronouncements Issued But Not Yet Effective

The following table provides a brief description of recent accounting pronouncements that could have a material impact on the Company’s Financial Statements once adopted. Accounting pronouncements not listed below were assessed and determined to be either not applicable or are expected to have no material impact on the Company’s Financial Statements.

New Accounting Standards Issued But Not Yet Effective
ASU Number and Name	Description	Date of Adoption	Effect on the Financial Statements upon adoption
2020-04 and 2021-01, Reference Rate Form (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in these updates provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference to LIBOR or another reference rate expected to be discontinued by reference rate reform, and clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. These amendments are effective for a limited period of time (March 12, 2020 - December 21, 2022).	March 12, 2020 - December 31, 2022	The Company is currently evaluating the impact of adopting the standard on the Financial Statements.

2. REGULATORY MATTERS

General

IPL is subject to regulation by the IURC as to its services and facilities, the valuation of property, the construction, purchase, or lease of electric generating facilities, the classification of accounts, rates of depreciation, retail rates and charges, the issuance of securities (other than evidences of indebtedness payable less than twelve months after the date of issue), the acquisition and sale of some public utility properties or securities and certain other matters.

In addition, IPL is subject to the jurisdiction of the FERC with respect to, among other things, short-term borrowings not regulated by the IURC, the sale of electricity at wholesale, the transmission of electric energy in interstate commerce, the classification of accounts, reliability standards, and the acquisition and sale of utility property in certain circumstances as provided by the Federal Power Act. As a regulated entity, IPL is required to use certain accounting methods prescribed by regulatory bodies which may differ from those accounting methods required to be used by unregulated entities.

IPL is also affected by the regulatory jurisdiction of the EPA at the federal level, and the IDEM at the state level. Other significant regulatory agencies affecting IPL include, but are not limited to, the NERC, the U.S. Department of Labor and the IOSHA.

Basic Rates and Charges

IPL’s basic rates and charges represent the largest component of its annual revenues. IPL’s basic rates and charges are determined after giving consideration, on a pro-forma basis, to all allowable costs for ratemaking purposes including a fair return on the fair value of the utility property used and useful in providing service to customers. These basic rates and charges are set and approved by the IURC after public hearings. Such proceedings, which have occurred at irregular intervals, involve IPL, the IURC, the Indiana Office of Utility Consumer Counselor, and other interested stakeholders. Pursuant to statute, the IURC is to conduct a periodic review of the basic rates and charges of all Indiana utilities at least once every four years, but the IURC has the authority to review the rates of any Indiana utility at any time. Once set, the basic rates and charges authorized do not assure the realization of a fair return on the fair value of property.

IPL’s declining block rate structure generally provides for residential and commercial customers to be charged a lower per kWh rate at higher consumption levels. Therefore, as volumes increase, the weighted average price per kWh decreases. Numerous factors including, but not limited to, weather, inflation, customer growth and usage, the level of actual operating and maintenance expenditures, fuel costs, generating unit availability, and capital expenditures including those required by environmental regulations can affect the return realized.

Base Rate Orders

On October 31, 2018, the IURC issued an order approving an uncontested settlement agreement previously filed with the IURC by IPL for a $43.9 million, or 3.2%, increase to annual revenues (the "2018 Base Rate Order"). The 2018 Base Rate Order includes recovery through rates of the CCGT at Eagle Valley completed in the first half of 2018, as well as other construction projects and changes to operating income since the 2016 Base Rate Order. New basic rates and charges became effective on December 5, 2018. The 2018 Base Rate Order also provides customers approximately $50 million in benefits, which are flowing to customers over the two-year period that began March 2019, via the ECCRA rate adjustment mechanism. This liability, less amounts returned to IPL's customers during 2020 and 2019, is recorded primarily in "Regulatory liabilities, current" ($4.7 million and $25.1 million as of December 31, 2020 and 2019, respectively) and "Regulatory liabilities, non-current" ($0.0 million and $4.7 million as of December 31, 2020 and 2019, respectively) on the accompanying Consolidated Balance Sheets. In addition, the 2018 Base Rate Order provides that annual wholesale margins earned above (or below) the benchmark of $16.3 million shall be passed back (or charged) to customer rates through a rate adjustment mechanism. Prior to the 2018 Base Rate Order, wholesale sales margins were shared with customers 50% above and below an established benchmark of $6.3 million. Similarly, the 2018 Base Rate Order provides that all capacity sales above (or below) a benchmark of $11.3 million shall be passed back (or charged) to customer rates through a rate adjustment mechanism. The 2018 Base Rate Order also approved changes to IPL's depreciation and amortization rates (including no longer deferring depreciation on the CCGT at Eagle Valley) which altogether represent a net expense increase of approximately $28.7 million annually.

Other

The DOE issued a Notice of Proposed Rule Making on September 29, 2017, which directed the FERC to exercise its authority to set just and reasonable rates that recognize the “resiliency” value provided by generation plants with certain characteristics, including having 90-days or more of on-site fuel and operating in markets where they do not receive rate base treatment through state ratemaking. Nuclear and coal-fired generation plants would have been most likely to be able to meet the requirements. As proposed, the DOE would value resiliency through rates that recover “compensable costs” that were defined to include the recovery of operating and fuel expenses, debt service and a fair return on equity. On January 8, 2018, the FERC issued an order terminating this docket stating that it failed to satisfy the legal requirements of Section 206 of the Federal Power Act of 1935. The FERC initiated a new docket to take additional steps to explore resilience issues in RTOs/ISOs. The goal of this new proceeding is to: (1) develop a common understanding among the FERC, State Commissions, RTOs/ISOs, transmission owners, and others as to what resilience of the bulk power system means and requires; (2) understand how each RTO and ISO assesses resilience in its geographic footprint; and (3) use this information to evaluate whether additional action regarding resilience is appropriate at this time. It is not possible to predict the impact of this proceeding on our business, financial condition and results of operations.

FAC and Authorized Annual Jurisdictional Net Operating Income

IPL may apply to the IURC for a change in IPL’s fuel charge every three months to recover IPL’s estimated fuel costs, including the energy portion of purchased power costs, which may be above or below the levels included in IPL’s basic rates and charges. IPL must present evidence in each FAC proceeding that it has made every reasonable effort to acquire fuel and generate or purchase power or both so as to provide electricity to its retail customers at the lowest fuel cost reasonably possible.

Independent of the IURC’s ability to review basic rates and charges, Indiana law requires electric utilities under the jurisdiction of the IURC to meet operating expense and income test requirements as a condition for approval of requested changes in the FAC. A utility may be unable to recover all of its fuel costs if its rolling twelve-month operating income, determined at quarterly measurement dates, exceeds its authorized annual jurisdictional net operating income and there are not sufficient applicable cumulative net operating income deficiencies (“Cumulative Deficiencies”) to offset it. The Cumulative Deficiencies calculation provides that only five years’ worth of historical earnings deficiencies or surpluses are included, unless it has been greater than five years since the most recent rate case.

In each of the last three calendar years, IPL has reported earnings in excess of the authorized level for each of the four quarterly reporting periods in those years, however IPL was not required to reduce its fuel cost recovery because of its Cumulative Deficiencies. During 2020, IPL's Cumulative Deficiencies dropped to zero and thus IPL recorded a reduction to revenue of $10.0 million in 2020. IPL's regulatory liability attributed to the Cumulative Deficiencies calculation was $7.7 million as of December 31, 2020, which is recorded within "Regulatory liabilities, current" on the accompanying Consolidated Balance Sheets.

ECCRA

IPL may apply to the IURC for approval of a rate adjustment known as the ECCRA periodically to recover costs (including a return) to comply with certain environmental regulations applicable to IPL’s generating stations. The total amount of IPL’s equipment approved for ECCRA recovery as of December 31, 2020 was $22.5 million. The jurisdictional revenue requirement approved by the IURC to be included in IPL’s rates for the twelve-month period ending February 2021 was a net credit to customers of $31.2 million. This amount is significantly lower than ECCRA periods prior to 2019 as a result of (i) having the vast majority of the ECCRA projects rolled into IPL’s basic rates and charges effective December 5, 2018 as a result of the 2018 Base Rate Order and (ii) the approximately $50 million of customer benefits being flowed through the ECCRA as a result of the 2018 Base Rate Order, as described above. The only equipment still remaining in the ECCRA as of December 31, 2020 are certain projects associated with NAAQS compliance.

DSM

Through various rate orders from the IURC, IPL has been able to recover its costs of implementing various DSM programs throughout the periods covered by this report. In 2020, 2019 and 2018, IPL also had the ability to receive performance incentives, dependent upon the level of success of the programs. Performance incentives included in revenues for the years ended December 31, 2020, 2019 and 2018 were $6.0 million, $7.5 million and $3.8 million, respectively.

On February 7, 2018, the IURC approved a settlement agreement approving a three year DSM plan for IPL through 2020. The approval included cost recovery of programs as well as performance incentives, depending on the level of success of the programs. The order also approved recovery of lost revenues, consistent with the provisions of the settlement agreement.

On December 29, 2020, the IURC approved a settlement agreement establishing a new three year DSM plan for IPL through 2023. The approval included cost recovery of programs as well as performance incentives, depending on the level of success of the programs. The order also approved recovery of lost revenues, consistent with the provisions of the settlement agreement.

Wind and Solar Power Purchase Agreements

IPL is committed under a power purchase agreement to purchase all wind-generated electricity through 2029 from a wind project in Indiana. IPL is also committed under another agreement to purchase all wind-generated electricity through 2031 from a project in Minnesota. The Indiana project has a maximum output capacity of approximately 100 MW and the Minnesota project has a maximum output capacity of approximately 200 MW. In addition, IPL has 96.4 MW of solar-generated electricity in its service territory under long-term contracts (these long-term contracts have expiration dates ranging from 2021 to 2033), of which 95.9 MW was in operation as of December 31, 2020. IPL has authority from the IURC to recover the costs for all of these agreements through an adjustment mechanism administered within the FAC. If and when IPL sells the renewable energy attributes (in the form of renewable energy credits) generated from these facilities, the proceeds would pass back to benefit IPL’s retail customers through the FAC.

Taxes

On January 3, 2018, the IURC opened a generic investigation to review and consider the impacts from the TCJA and how any resulting benefits should be realized by customers. The IURC’s order opening this investigation directed Indiana utilities to apply regulatory accounting treatment, such as the use of regulatory assets and regulatory liabilities, for all estimated impacts resulting from the TCJA. On February 16, 2018, the IURC issued an order establishing two phases of the investigation. The first phase (“Phase I”) directed respondent utilities (including IPL) to make a filing to remove from respondents’ rates and charges for service, the impact of a lower federal income tax rate. The second phase (“Phase II”) was established to address remaining issues from the TCJA, including treatment of deferred taxes and how these benefits will be realized by customers. On August 29, 2018, the IURC approved a settlement agreement filed by IPL and various other parties to resolve the Phase I issues of the TCJA tax expense via a credit through the ECCRA rate adjustment mechanism of $9.5 million. The 2018 Base Rate Order described above resolved the Phase II and all other issues regarding the TCJA impact on IPL's rates and includes an additional credit of $14.3 million to be paid by IPL to its customers through the ECCRA rate adjustment mechanism over two years beginning in March 2019.

TDSIC

In 2013, Senate Enrolled Act 560, the Transmission, Distribution, and Storage System Improvement Charge ("TDSIC") statute, was signed into law.  The TDSIC statute was revised in 2019. Among other provisions, this legislation provides for cost recovery outside of a base rate proceeding for new or replacement electric and gas transmission, distribution, and storage projects that a public utility undertakes for the purposes of safety, reliability, system modernization, or economic development. Provisions of the TDSIC statute require that, among other things, requests for recovery include a plan of at least five years and not more than seven for eligible investments. The first eighty percent of eligible costs can be recovered using a periodic rate adjustment mechanism. The cost recovery mechanism is referred to as a TDSIC mechanism. Recoverable costs include a return on, and of, the investment, including AFUDC, post-in-service carrying charges, operation and maintenance expenses, depreciation and property taxes. The remaining twenty percent of recoverable costs are to be deferred for future recovery in the public utility’s next base rate case. The periodic rate adjustment mechanism is capped at an annual increase of no more than two percent of total retail revenues.

On March 4, 2020, the IURC issued an order approving the projects in a seven-year TDSIC Plan for eligible transmission, distribution and storage system improvements totaling $1.2 billion from 2020 through 2027. On June 18, 2020, IPL filed its first annual TDSIC rate adjustment (TDSIC 1) for a return on and of investments through March 31, 2020. On October 14, 2020, the IURC issued an order approving this TDSIC rate adjustment, which was reflected in rates effective November 2020. On December 23, 2020, IPL filed its first annual TDSIC plan update filing (TDSIC 2), which was staggered by six months from TDSIC 1 as ordered by the IURC.

IRP Filing

In December 2019, IPL filed its IRP, which describes IPL's Preferred Resource Portfolio for meeting generation capacity needs for serving IPL's retail customers over the next several years. IPL's Preferred Resource Portfolio is its reasonable least cost option and provides a cleaner and more diverse generation mix for customers. IPL's Preferred Resource Portfolio includes the retirement of approximately 630 MW of coal-fired generation at Petersburg Units 1 and 2 in 2021 and 2023, respectively. Based on extensive modeling, IPL has determined that the cost of operating Petersburg Units 1 and 2 exceeds the value customers receive compared to alternative resources. Retirement of these units allows the company to cost-effectively diversify the portfolio and transition to lower cost and cleaner resources while maintaining a reliable system.

IPL issued an all-source Request for Proposal on December 20, 2019, in order to competitively procure replacement capacity by June 1, 2023, which is the first year IPL is expected to have a capacity shortfall. Our modeling indicated that a combination of wind, solar, storage, and energy efficiency would be the lowest reasonable cost option for the replacement capacity, but IPL continues to assess the type, size, and location of resources in the bids we received. As a result of the plans to retire Petersburg Units 1 and 2, IPL recorded a $6.2 million obsolescence loss in December 2019 for materials and supplies inventory IPL does not believe will be utilized by the planned retirement dates, which is recorded in "Operating expenses - Operation and maintenance" on the accompanying Consolidated Statements of Operations. In December 2020, IPL reclassified net property, plant and equipment of $74.5 million, associated with the probable Petersburg Unit 1 retirement, to long-term regulatory assets. On February 5, 2021, IPL announced an agreement to acquire a 195 MW solar project. Expected to be completed in 2023, the solar project will be located in Clinton County, Indiana and Invenergy will develop the project and manage construction. The acquisition agreement is subject to approval from the IURC. On February 12, 2021, IPL filed a petition and case-in-chief with the IURC seeking a CPCN for this solar project.

IURC COVID-19 Orders

In its June 29, 2020 order, the IURC extended the disconnection moratorium for IURC-jurisdictional utilities through August 14, 2020, which has lapsed. Additionally, the IURC authorized Indiana utilities to use regulatory accounting for any impacts associated with prohibiting utility disconnections, waiver or exclusion of certain utility fees (i.e., late fees, convenience fees, deposits, and reconnection fees), and also required utilities to use expanded payment arrangements to aid customers. The IURC also authorized regulatory accounting treatment for COVID-19 related uncollectible and incremental bad debt expense.

On August 12, 2020, the IURC required all jurisdictional utilities to continue offering extended payment arrangements for a minimum of six months to all customers for an additional 60 days, until October 12, 2020, which the IURC again extended through December 31, 2020 for residential customers on October 27, 2020. The IURC also continued to suspend the collection of certain utility fees (late fees, deposits, and disconnection/reconnection fees) from residential customers for an additional 60 days, until October 12, 2020, after which utilities were allowed to resume charging convenience fees as set forth in the rate and charges established in their Commission-approved tariffs.

As a result of these orders, IPL has recorded a $6.4 million regulatory asset as of December 31, 2020. Additionally, IPL implemented and extended flexible payment assistance plans to customers during 2020.

Phase Two of the IURC investigation is expected to focus on longer-term issues related to COVID-19. Among other things, the issues may include consideration of appropriate methodology to review the reasonableness, necessity, and prudency of any COVID-19-related cost recovery requests in future rate cases. For further discussion on the COVID-19 pandemic, see Note 15, "Risks and Uncertainties - COVID-19 Pandemic".

Regulatory Assets and Liabilities

Regulatory assets represent deferred costs or credits that have been included as allowable costs or credits for ratemaking purposes. IPL has recorded regulatory assets or liabilities relating to certain costs or credits as authorized by the IURC or established regulatory practices in accordance with ASC 980. IPL is amortizing non tax-related regulatory assets to expense over periods ranging from 1 to 45 years. Tax-related regulatory assets represent the net income tax costs to be considered in future regulatory proceedings generally as the tax-related amounts are paid.

The amounts of regulatory assets and regulatory liabilities at December 31 are as follows:

	2020	2019	Recovery Period
	(In Thousands)
Regulatory Assets
Current:
Undercollections of rate riders	$31,569	$22,216	Approximately 1 year(1)
Costs being recovered through basic rates and charges	13,861	15,182	Approximately 1 year(1)
Total current regulatory assets	45,430	37,398
Long-term:
Unrecognized pension and other
postretirement benefit plan costs	149,374	176,646	Various(2)
Deferred MISO costs	61,267	74,660	Through 2026(1)
Unamortized Petersburg Unit 4 carrying
charges and certain other costs	5,975	7,030	Through 2026(1)(3)
Unamortized reacquisition premium on debt	17,018	18,330	Over remaining life of debt
Environmental projects	74,637	78,021	Through 2046(1)(3)
COVID-19	6,391	—	To be determined
TDSIC projects	2,747	—	36.3 years(1)(3)
Petersburg Unit 1 retirement	74,545	—	Through 2035(3)(5)
Other miscellaneous	847	927	Various(4)
Total long-term regulatory assets	392,801	355,614
Total regulatory assets	$438,231	$393,012
Regulatory Liabilities
Current:
Overcollections and other credits being passed
to customers through rate riders	$29,493	$51,790	Approximately 1 year(1)
FTRs	543	864	Approximately 1 year(1)
Total current regulatory liabilities	30,036	52,654
Long-term:
ARO and accrued asset removal costs	723,897	719,680	Not applicable
Deferred income taxes payable to customers through rates	112,957	122,156	Various
Long-term portion of credits being passed to customers
through rate riders	—	3,337	Through 2020
Other miscellaneous	2,506	1,257	To be determined
Total long-term regulatory liabilities	839,360	846,430
Total regulatory liabilities	$869,396	$899,084

(1)Recovered (credited) per specific rate orders
(2)IPL receives a return on its discretionary funding
(3)Recovered with a current return
(4) The majority of these costs are being recovered in basic rates and charges through 2026. For the remainder, recovery is probable, but the timing is not yet determined.
(5) Recovered per regulatory precedent.

Current Regulatory Assets and Liabilities

Current regulatory assets and liabilities primarily represent costs that are being recovered per specific rate order; recovery for the remaining costs is probable, but not certain. As current assets, this includes undercollection of adjustment mechanisms for: (i) DSM, (ii) Off System Sales Margin Sharing, (iii) Capacity Cost Recovery and (iv) TDSIC. It also includes the current portion of deferred MISO costs and environmental costs which are described in greater detail below. As current liabilities, this includes overcollection of green power costs, MISO rider costs, fuel costs (including the NOI liability) and ECCRA costs.

Deferred Fuel

Deferred fuel costs are a component of current regulatory assets or liabilities (which is a result of IPL charging either more or less for fuel than our actual costs to our jurisdictional customers) and are expected to be recovered through future FAC proceedings. IPL records deferred fuel in accordance with standards prescribed by the FERC. The deferred fuel adjustment is the result of variances between estimated fuel and purchased power costs in IPL’s FAC and actual fuel and purchased power costs. IPL is generally permitted to recover underestimated fuel and purchased power costs in future rates through the FAC proceedings and therefore the costs are deferred when incurred and amortized into fuel expense in the same period that IPL’s rates are adjusted to reflect these costs.

Unrecognized Pension and Postretirement Benefit Plan Costs

In accordance with ASC 715 “Compensation – Retirement Benefits” and ASC 980, IPL recognizes a regulatory asset equal to the unrecognized actuarial gains and losses and prior service costs. Pension expenses are recorded based on the benefit plan’s actuarially determined pension liability and associated level of annual expenses to be recognized. The other postretirement benefit plan’s deferred benefit cost is the excess of the other postretirement benefit liability over the amount previously recognized.

Deferred MISO Costs

These consist of administrative costs for transmission services, transmission expansion cost sharing, and certain other operational and administrative costs from the MISO market. These costs are being recovered per specific rate order.

Unamortized Petersburg Unit 4 Carrying Charges and Certain Other Costs

These consist of deferred debt carrying costs, depreciation, and post-in-service Allowance for Funds Used During Construction ("AFUDC") on Petersburg Unit 4. These costs are being recovered per specific rate order.

Unamortized Reacquisition Premium on Debt

This regulatory asset represents losses on long-term debt reacquired or redeemed in prior periods that have been deferred. These deferred losses are being amortized over the lives of the original issues in accordance with the rules of the FERC and the IURC.

Environmental Costs

These consist of various costs incurred to comply with environmental regulations. These costs were approved for recovery either through IPL's ECCRA proceedings or in the 2018 Base Rate Order. Amortization periods vary, ranging from 3 to 45 years.

COVID-19 Costs

These consist of deferred fees (foregone late fees, reconnection fees and disconnection fees), as well as deferred convenience payments and incremental bad debt expense as the result of COVID-19. See "IURC COVID-19 Orders" above for additional discussion.

TDSIC Costs

These consist of various costs incurred for IPL's approved TDSIC Plan. These costs were approved for recovery through IPL's TDSIC proceedings and amortization periods range from 3 to 31 years. See "TDSIC" above for additional discussion.

Petersburg Unit 1 Retirement Costs

These consist of the estimated remaining net book value of Petersburg Unit 1 at its anticipated date of retirement. It was determined that the Petersburg Unit 1 retirement became probable, in accordance with ASC 980, in the fourth quarter of 2020. As it is expected that the entire carrying value of the asset will be recoverable through future rates, no loss on abandonment was recorded and the asset was reclassified from net property, plant and equipment to a long-term regulatory asset. See "IRP Filing" above for additional discussion.

FTRs

In connection with IPL’s participation in MISO, in the second quarter of each year IPL is granted financial instruments that can be converted into cash or FTRs based on IPL’s forecasted peak load for the period. See Note 4, "Fair Value - Fair Value Hierarchy and Valuation Techniques - Financial Assets - FTRs" for additional information.

ARO and Accrued Asset Removal Costs

In accordance with ASC 410 and ASC 980, IPL recognizes the amount collected in customer rates for costs of removal that do not have an associated legal retirement obligation as a deferred regulatory liability. This amount is net of the portion of legal ARO costs that is also currently being recovered in rates.

Deferred Income Taxes Recoverable/Payable Through Rates

A deferred income tax asset or liability is created from a difference in timing of income recognition between tax laws and accounting methods. As a regulated utility, IPL includes in ratemaking the impacts of current income taxes and changes in deferred income tax liabilities or assets.

On December 22, 2017, the U.S. federal government enacted the TCJA, which, among other things, reduced the federal corporate income tax rate from 35% to 21%, beginning January 1, 2018. As required by GAAP, on December 31, 2017, IPL remeasured their deferred income tax assets and liabilities using the new tax rate. The impact of the reduction of the income tax rate on deferred income taxes was utilized in the 2018 Base Rate Order to reduce jurisdictional retail rates. Accordingly, IPL has a net regulatory deferred income tax liability of $113.0 million and $122.2 million as of December 31, 2020 and 2019, respectively.

3. PROPERTY, PLANT AND EQUIPMENT

The original cost of property, plant and equipment segregated by functional classifications follows:

	As of December 31,
	2020	2019
	(In Thousands)
Production	$4,191,223	$4,154,919
Transmission	408,380	398,903
Distribution	1,671,861	1,594,208
General plant	258,931	250,582
Total property, plant and equipment	$6,530,395	$6,398,612

In December 2020, IPL reclassified net property, plant and equipment of $74.5 million associated with the Petersburg Unit 1 retirement to long-term regulatory assets by crediting accumulated depreciation (for further discussion, see Note 2, “Regulatory Matters - IRP Filing”).

Substantially all of IPL’s property is subject to a $1,803.8 million direct first mortgage lien, as of December 31, 2020, securing IPL’s first mortgage bonds. Total non-contractually or legally required accrued removal costs of utility plant in service at December 31, 2020 and 2019 were $818.0 million and $788.3 million, respectively; and total contractually or legally required removal costs of property, plant and equipment at December 31, 2020 and 2019 were $195.2 million and $204.2 million, respectively. Please see “ARO” below for further information.

ARO

ASC 410 “Asset Retirement and Environmental Obligations” addresses financial accounting and reporting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation. A legal obligation for purposes of ASC 410 is an obligation that a party is required to settle as a result of an existing law, statute, ordinance, written or oral contract or the doctrine of promissory estoppel.

IPL’s ARO relates primarily to environmental issues involving asbestos-containing materials, ash ponds, landfills and miscellaneous contaminants associated with its generating plants, transmission system and distribution system. The following is a roll forward of the ARO legal liability year end balances:

	2020	2019
	(In Thousands)
Balance as of January 1	$204,219	$129,451
Liabilities settled	(18,302)	(9,891)
Revisions to cash flow and timing estimates	1,120	78,153
Accretion expense	8,199	6,506
Balance as of December 31	$195,236	$204,219

IPL recorded adjustments to its ARO liabilities of $1.1 million and $78.2 million in 2020 and 2019, respectively, primarily to reflect increases to estimated ash pond closure costs, including groundwater remediation. As of December 31, 2020 and 2019, IPL did not have any assets that are legally restricted for settling its ARO liability.

4. FAIR VALUE

The fair value of financial assets and liabilities approximate their reported carrying amounts. The estimated fair values of IPL’s assets and liabilities have been determined using available market information. As these amounts are estimates and based on hypothetical transactions to sell assets or transfer liabilities, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair Value Hierarchy and Valuation Techniques

ASC 820 defined and established a framework for measuring fair value and expands disclosures about fair value measurements for financial assets and liabilities that are adjusted to fair value on a recurring basis and/or financial assets and liabilities that are measured at fair value on a nonrecurring basis, which have been adjusted to fair value during the period. In accordance with ASC 820, IPL has categorized its financial assets and liabilities that are adjusted to fair value, based on the priority of the inputs to the valuation technique, following the three-level fair value hierarchy prescribed by ASC 820 as follows:

Level 1 - unadjusted quoted prices for identical assets or liabilities in an active market;

Level 2 - inputs from quoted prices in markets where trading occurs infrequently or quoted prices of instruments with similar attributes in active markets; and

Level 3 - unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Whenever possible, quoted prices in active markets are used to determine the fair value of IPL’s financial instruments. IPL’s financial instruments are not held for trading or other speculative purposes. The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that IPL could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Financial Assets

FTRs

In connection with IPL’s participation in MISO, in the second quarter of each year IPL is granted financial instruments that can be converted into cash or FTRs based on IPL’s forecasted peak load for the period. FTRs are used in the MISO market to hedge IPL’s exposure to congestion charges, which result from constraints on the transmission system. IPL’s FTRs are valued at the cleared auction prices for FTRs in MISO’s annual auction. Because of the infrequent nature of this valuation, the fair value assigned to the FTRs is considered a Level 3 input under the fair value hierarchy required by ASC 820. An offsetting regulatory liability has been recorded as these revenues or costs will be flowed through to customers through the FAC. As such, there is no impact on IPL’s Consolidated Statements of Operations.

Summary

The fair value of assets and liabilities at December 31, 2020 measured on a recurring basis and the respective category within the fair value hierarchy for IPL was determined as follows:

Assets and Liabilities at Fair Value
		Level 1	Level 2	Level 3
	Fair value at December 31, 2020	Based on quoted market prices in active markets	Other observable inputs	Unobservable inputs
	(In Thousands)
Financial assets:
Financial transmission rights	$543	$—	$—	$543
Total financial assets measured at fair value	$543	$—	$—	$543

The fair value of assets and liabilities at December 31, 2019 measured on a recurring basis and the respective category within the fair value hierarchy for IPL was determined as follows:

Assets and Liabilities at Fair Value
		Level 1	Level 2	Level 3
	Fair value at December 31, 2019	Based on quoted market prices in active markets	Other observable inputs	Unobservable inputs
	(In Thousands)
Financial assets:
Financial transmission rights	$864	$—	$—	$864
Total financial assets measured at fair value	$864	$—	$—	$864

The following table sets forth a roll forward of financial instruments, measured at fair value on a recurring basis, classified as Level 3 in the fair value hierarchy (note, amounts in this table indicate carrying values, which approximate fair values):

Reconciliation of Financial Instruments Classified as Level 3
(In Thousands)
Balance at January 1, 2019	$3,046
Unrealized gain recognized in earnings	53
Issuances	2,846
Settlements	(5,081)
Balance at December 31, 2019	$864
Issuances	1,889
Settlements	(2,210)
Balance at December 31, 2020	$543

Financial Instruments not Measured at Fair Value in the Consolidated Balance Sheets

Debt

The fair value of IPL’s outstanding fixed-rate debt has been determined on the basis of the quoted market prices of the specific securities issued and outstanding. In certain circumstances, the market for such securities was inactive and therefore the valuation was adjusted to consider changes in market spreads for similar securities. Accordingly, the purpose of this disclosure is not to approximate the value on the basis of how the debt might be refinanced.

The following table shows the face value and the fair value of fixed-rate and variable-rate indebtedness (Level 2) for the periods ending:

	December 31, 2020		December 31, 2019
	Face Value	Fair Value	Face Value	Fair Value
	(In Thousands)
Fixed-rate	$1,803,800	$2,302,973	$1,713,800	$2,049,758
Variable-rate	75,000	75,000	90,000	90,000
Total indebtedness	$1,878,800	$2,377,973	$1,803,800	$2,139,758

The difference between the face value and the carrying value of this indebtedness represents the following:

•unamortized deferred financing costs of $17.4 million and $16.7 million at December 31, 2020 and 2019, respectively; and
•unamortized discounts of $6.0 million and $6.2 million at December 31, 2020 and 2019, respectively.

5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use derivatives principally to manage the interest rate risk associated with refinancing our long-term debt. The derivatives that we use to economically hedge these risks are governed by our risk management policies for forward and futures contracts. Our net positions are continually assessed within our structured hedging programs to determine whether new or offsetting transactions are required. We monitor and value derivative positions monthly as part of our risk management processes. We use published sources for pricing, when possible, to mark positions to market. All of our derivative instruments are used for risk management purposes and are designated as cash flow hedges if they qualify under ASC 815 for accounting purposes.

At December 31, 2020, IPL's outstanding derivative instruments were as follows:

Commodity	Accounting Treatment (a)	Unit	Purchases (in thousands)	Sales (in thousands)	Net Purchases/(Sales) (in thousands)
FTRs	Not Designated	MWh	3,168	—	3,168
(a)    Refers to whether the derivative instruments have been designated as a cash flow hedge.

Derivatives Not Designated as Hedge

FTRs do not qualify for hedge accounting or the normal purchases and sales exceptions under ASC 815. Accordingly, such contracts are recorded at fair value when acquired and subsequently amortized over the annual period as they are used. FTRs are initially recorded at fair value using the income approach.

Certain qualifying derivative instruments have been designated as normal purchases or normal sales contracts, as provided under GAAP. Derivative contracts that have been designated as normal purchases or normal sales under GAAP are not subject to hedge or mark to market accounting and are recognized in the consolidated statements of operations on an accrual basis.

When applicable, IPL has elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivative agreements. As of December 31, 2020, IPL did not have any offsetting positions.

The following table summarizes the fair value, balance sheet classification and hedging designation of IPL's derivative instruments:

			December 31,
Commodity	Hedging Designation	Balance sheet classification	2020	2019
Financial transmission rights	Not a Cash Flow Hedge	Prepayments and other current assets	$543	$864

6. EQUITY

Paid In Capital and Capital Stock

IPL had capital contributions from IPALCO of $0.0 million, $0.0 million and $65.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

All of the outstanding common stock of IPL is owned by IPALCO. IPL’s common stock is pledged under the 2024 IPALCO Notes and 2030 IPALCO Notes. There have been no changes in the capital stock of IPL during the three years ended December 31, 2020.

Dividend Restrictions

IPL’s mortgage and deed of trust and its amended articles of incorporation contain restrictions on IPL’s ability to issue certain securities or pay cash dividends. So long as any of the several series of bonds of IPL issued under its mortgage remains outstanding, and subject to certain exceptions, IPL is restricted in the declaration and payment of dividends, or other distribution on shares of its capital stock of any class, or in the purchase or redemption of such shares, to the aggregate of its net income, as defined in the mortgage, after December 31, 1939. In addition, pursuant to IPL’s articles, no dividends may be paid or accrued, and no other distribution may be made on IPL’s common stock unless dividends on all outstanding shares of IPL preferred stock have been paid or declared and set apart for payment. As of December 31, 2020, and as of the filing of this report, IPL was in compliance with these restrictions.

IPL is also restricted in its ability to pay dividends if it is in default under the terms of its Credit Agreement, which could happen if IPL fails to comply with certain covenants. These covenants, among other things, require IPL to maintain a ratio of total debt to total capitalization not in excess of 0.67 to 1. As of December 31, 2020, and as of the filing of this report, IPL was in compliance with all covenants and no event of default existed.

During the years ended December 31, 2020, 2019 and 2018, IPL declared dividends to its shareholder totaling $140.6 million, $159.0 million, and $156.8 million, respectively.

Cumulative Preferred Stock

IPL has five separate series of cumulative preferred stock. Holders of preferred stock are entitled to receive dividends at rates per annum ranging from 4.0% to 5.65%. During each year ended December 31, 2020, 2019 and 2018, total preferred stock dividends declared were $3.2 million. Holders of preferred stock are entitled to two votes per share for IPL matters, and if four full quarterly dividends are in default on all shares of the preferred stock then outstanding, they are entitled to elect the smallest number of IPL directors to constitute a majority of IPL’s Board of Directors. Based on the preferred stockholders’ ability to elect a majority of IPL’s Board of Directors in this circumstance, the redemption of the preferred shares is considered to be not solely within the control of the issuer and the preferred stock was considered temporary equity and presented in the mezzanine level of the audited consolidated balance sheets in accordance with the relevant accounting guidance for non-controlling interests and redeemable securities. IPL has issued and outstanding 500,000 shares of 5.65% preferred stock, which are now redeemable at par value, subject to certain restrictions, in whole or in part. Additionally, IPL has 91,353 shares of preferred stock which are redeemable solely at the option of IPL and can be redeemed in whole or in part at any time at specific call prices.

At December 31, 2020, 2019 and 2018, preferred stock consisted of the following:

	December 31, 2020		December 31,
	Shares Outstanding	Call Price	2020	2019	2018
			Par Value, plus premium, if applicable
			(In Thousands)
Cumulative $100 par value,
authorized 2,000,000 shares
4% Series	47,611	$118.00	$5,410	$5,410	$5,410
4.2% Series	19,331	$103.00	1,933	1,933	1,933
4.6% Series	2,481	$103.00	248	248	248
4.8% Series	21,930	$101.00	2,193	2,193	2,193
5.65% Series	500,000	$100.00	50,000	50,000	50,000
Total cumulative preferred stock	591,353		$59,784	$59,784	$59,784

7. DEBT

Long-Term Debt

The following table presents IPL’s long-term debt:

		December 31,
Series	Due	2020	2019
		(In Thousands)
IPL first mortgage bonds:
3.875% (1)	August 2021	$55,000	$55,000
3.875% (1)	August 2021	40,000	40,000
3.125% (1)	December 2024	40,000	40,000
6.60%	January 2034	100,000	100,000
6.05%	October 2036	158,800	158,800
6.60%	June 2037	165,000	165,000
4.875%	November 2041	140,000	140,000
4.65%	June 2043	170,000	170,000
4.50%	June 2044	130,000	130,000
4.70%	September 2045	260,000	260,000
4.05%	May 2046	350,000	350,000
4.875%	November 2048	105,000	105,000
0.75% (2)	April 2026	30,000	—
0.95% (2)	April 2026	60,000	—
Unamortized discount – net		(6,006)	(6,156)
Deferred financing costs		(17,384)	(16,629)
Total IPL first mortgage bonds		1,780,410	1,691,015
IPL unsecured debt:
Variable (3)	December 2020	—	30,000
Variable (3)	December 2020	—	60,000
Deferred financing costs		—	(114)
Total IPL unsecured debt		—	89,886
Total consolidated IPL long-term debt		1,780,410	1,780,901
Less: current portion of long-term debt		94,907	89,886
Net consolidated IPL long-term debt		$1,685,503	$1,691,015

(1)First mortgage bonds issued to the Indiana Finance Authority, to secure the loan of proceeds from tax-exempt bonds issued by the Indiana Finance Authority.
(2)Unsecured notes issued to the Indiana Finance Authority by IPL to facilitate the loan of proceeds from various tax-exempt notes issued by the Indiana Finance Authority. The notes have a final maturity date of December 2038, but were subject to a mandatory put in December 2020.
(3)First mortgage bonds issued to the Indiana Finance Authority, to secure the loan of proceeds from tax-exempt bonds issued by the Indiana Finance Authority. The notes have a final maturity date of December 2038, but are subject to a mandatory put in April 2026.

Debt Maturities

Maturities on long-term indebtedness subsequent to December 31, 2020, are as follows:

Year	Amount
(In Thousands)
2021	$95,000
2022	—
2023	—
2024	40,000
2025	—
Thereafter	1,668,800
Total	$1,803,800

Significant Transactions

IPL First Mortgage Bonds and Recent Indiana Finance Authority Bond Issuances

The mortgage and deed of trust of IPL, together with the supplemental indentures thereto, secure the first mortgage bonds issued by IPL. Pursuant to the terms of the mortgage, substantially all property owned by IPL is subject to a first mortgage lien securing indebtedness of $1,803.8 million as of December 31, 2020. The IPL first mortgage bonds require net earnings as calculated thereunder be at least two and one-half times the annual interest requirements before additional bonds can be authenticated on the basis of property additions. IPL was in compliance with such requirements as of December 31, 2020.

In December 2020, the Indiana Finance Authority issued on behalf of IPL an aggregate principal amount of $90 million of Environmental Facilities Refunding Revenue Bonds, Series 2020A&B due December 2038. IPL issued $90 million aggregate principal amount of first mortgage bonds to the Indiana Finance Authority in two series: $30 million Series 2020A notes at 0.75% and $60 million Series 2020B notes at 0.95% to secure the loan of proceeds from these bonds issued by the Indiana Finance Authority. These bonds are subject to a mandatory put date of April 1, 2026. Proceeds of the bonds were used to refund $90 million of Indiana Finance Authority Environmental Facilities Refunding Revenue Bonds Series 2015A&B.

IPL has $95 million of 3.875% IPL first mortgage bonds that are due August 1, 2021. Management plans to refinance these first mortgage bonds with new debt. In the event that we are unable to refinance these first mortgage bonds on acceptable terms, IPL has available borrowing capacity on its revolving credit facility that could be used to satisfy the obligation.

Line of Credit

IPL entered into an amendment and restatement of its 5-year $250 million revolving credit facility on June 19, 2019 with a syndication of bank lenders. This Credit Agreement is an unsecured committed line of credit to be used: (i) to finance capital expenditures; (ii) to refinance certain existing indebtedness, (iii) to support working capital; and (iv) for general corporate purposes. This agreement matures on June 19, 2024, and bears interest at variable rates as described in the Credit Agreement. It includes an uncommitted $150 million accordion feature to provide IPL with an option to request an increase in the size of the facility at any time prior to June 19, 2023, subject to approval by the lenders. The Credit Agreement also includes two one-year extension options, allowing IPL to extend the maturity date subject to approval by the lenders. Prior to execution, IPL had existing general banking relationships with the parties to the Credit Agreement. As of December 31, 2020 and 2019, IPL had $75.0 million and $0.0 million in outstanding borrowings on the committed line of credit, respectively.

Restrictions on Issuance of Debt

All of IPL’s long-term borrowings must first be approved by the IURC and the aggregate amount of IPL’s short-term indebtedness must be approved by the FERC. IPL has approval from FERC to borrow up to $500 million of short-term indebtedness outstanding at any time through July 26, 2022. In December 2018, IPL received an order from the IURC granting IPL authority through December 31, 2021 to, among other things, issue up to $350 million in aggregate principal amount of long-term debt, all of which authority remains available as of December 31, 2020, and refinance up to $185 million in existing indebtedness, of which $95 million of authority remains available under the order as of December 31, 2020. This order also grants IPL authority to have up to $500 million of long-term credit agreements and liquidity facilities outstanding at any one time, of which $250.0 million remains available under the order as of December 31, 2020. As an alternative to the sale of all or a portion of $65 million in principal of the long-term debt mentioned above, we have the authority to issue up to $65 million of new preferred stock, all of which authority remains available under the order as of December 31, 2020. IPL also has restrictions on the amount of new debt that may be issued due to contractual obligations of AES and by financial covenant restrictions under our existing debt obligations. Under such restrictions, IPL is generally allowed to fully draw the amounts available on its Credit Agreement, refinance existing debt and issue new debt approved by the IURC and issue certain other indebtedness.

Credit Ratings

IPL’s ability to borrow money or to refinance existing indebtedness and the interest rates at which IPL can borrow money or refinance existing indebtedness are affected by IPL’s credit ratings. In addition, the applicable interest rates on IPL’s Credit Agreement are dependent upon the credit ratings of IPL. Downgrades in the credit ratings of AES and/or IPALCO could result in IPL’s credit ratings being downgraded.

8. INCOME TAXES

IPL follows a policy of comprehensive interperiod income tax allocation. Investment tax credits related to utility property have been deferred and are being amortized over the estimated useful lives of the related property.

AES files federal and state income tax returns which consolidate IPALCO and IPL. Under a tax sharing agreement with IPALCO, IPL is responsible for the income taxes associated with its own taxable income and records the provision for income taxes as if IPL filed separate income tax returns. IPL is no longer subject to U.S. or state income tax examinations for tax years through March 27, 2001, but is open for all subsequent periods. IPL made tax sharing payments to IPALCO of $27.0 million, $37.4 million and $33.8 million in 2020, 2019 and 2018, respectively.

On March 25, 2014, the state of Indiana amended Indiana Code 6-3-2-1 through Senate Bill 001, which phases in an additional 1.6% reduction to the state corporate income tax rate that was initially being reduced by 2%. While the statutory state income tax rate decreased to 5.375% for the calendar year 2020, the deferred tax balances were adjusted according to the anticipated reversal of temporary differences. The change in required deferred taxes on plant and plant-related temporary differences resulted in a reduction to the associated regulatory asset of $1.3 million. The change in required deferred taxes on non-property related temporary differences which are not probable to cause a reduction in future base customer rates resulted in a tax benefit of $0.1 million. The statutory state corporate income tax rate will be 5.075% for 2021.

Income Tax Provision

Federal and state income taxes charged to income are as follows:

	2020	2019	2018
	(In Thousands)
Components of income tax expense:
Current income taxes:
Federal	$28,395	$23,941	$26,021
State	8,661	4,370	11,215
Total current income taxes	37,056	28,311	37,236
Deferred income taxes:
Federal	503	7,578	(15,080)
State	2,576	7,556	345
Total deferred income taxes	3,079	15,134	(14,735)
Net amortization of investment credit	—	(15)	(911)
Total income tax expense	$40,135	$43,430	$21,590

Effective and Statutory Rate Reconciliation

The provision for income taxes (including net investment tax credit adjustments) is different than the amount computed by applying the statutory tax rate to pretax income. The reasons for the difference, stated as a percentage of pretax income, are as follows:

	2020	2019	2018
Federal statutory tax rate	21.0%	21.0%	21.0%
State income tax, net of federal tax benefit	4.2%	4.4%	5.6%
Amortization of investment tax credits	—%	—%	(0.5)%
Research and development credit	—%	—%	(1.6)%
Depreciation flow through and amortization	(5.1)%	(4.7)%	(12.6)%
Additional funds used during construction - equity	0.7%	0.2%	0.3%
Other – net	1.0%	0.8%	(0.1)%
Effective tax rate	21.8%	21.7%	12.1%

Deferred Income Taxes

The significant items comprising IPL’s net accumulated deferred tax liability recognized on the audited Consolidated Balance Sheets as of December 31, 2020 and 2019, are as follows:

	2020	2019
	(In Thousands)
Deferred tax liabilities:
Relating to utility property, net	$408,291	$411,182
Regulatory assets recoverable through future rates	82,783	69,156
Other	5,323	5,742
Total deferred tax liabilities	496,397	486,080
Deferred tax assets:
Investment tax credit	6	7
Regulatory liabilities including ARO	197,657	191,676
Employee benefit plans	3,866	8,556
Other	5,069	6,682
Total deferred tax assets	206,598	206,921
Deferred income tax liability – net	$289,799	$279,159

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	(In Thousands)
Unrecognized tax benefits at January 1	$7,056	$7,056	$7,049
Gross increases – current period tax positions	312	—	—
Gross decreases – prior period tax positions	—	—	7
Unrecognized tax benefits at December 31	$7,368	$7,056	$7,056

The unrecognized tax benefits at December 31, 2020 represent tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the timing of the deductions will not affect the annual effective tax rate but would accelerate the tax payments to an earlier period.

Tax-related interest expense and income is reported as part of the provision for federal and state income taxes. Penalties, if incurred, would also be recognized as a component of tax expense. There are no interest or penalties applicable to the periods contained in this report.

9. BENEFIT PLANS

Defined Contribution Plans

All of IPL’s employees are covered by one of two defined contribution plans, the Thrift Plan or the RSP:

The Thrift Plan

Approximately 80% of IPL’s active employees are covered by the Thrift Plan, a qualified defined contribution plan. All union new hires are covered under the Thrift Plan. Participants elect to make contributions to the Thrift Plan based on a percentage of their base compensation. Each participant’s contribution is matched up to certain thresholds of base compensation. The IBEW clerical-technical union new hires receive an annual lump sum company contribution into the Thrift Plan in addition to the company match. Employer contributions to the Thrift Plan were $3.4 million, $3.3 million and $3.3 million for 2020, 2019 and 2018, respectively.

The RSP

Approximately 20% of IPL’s active employees are covered by the RSP, a qualified defined contribution plan containing a match and nondiscretionary and component. All non-union new hires are covered under the RSP. Participants elect to make contributions to the RSP based on a percentage of their eligible compensation. Each participant’s contribution is matched in amounts up to, but not exceeding, 5% of the participant’s eligible compensation. Starting in 2018, the RSP also includes a 4% nondiscretionary contribution based as a percentage of each participant's eligible compensation. Employer contributions (by IPL) relating to the RSP were $1.8 million, $1.6 million and $1.7 million for 2020, 2019 and 2018, respectively.

Defined Benefit Plans

Approximately 72% of IPL’s active employees are covered by the qualified Defined Benefit Pension Plan; while approximately 8% of active employees are IBEW clerical-technical unit employees who are only eligible for the Thrift Plan. The remaining 20% of active employees are covered by the RSP. All non-union new hires are covered under the RSP, while IBEW physical unit union new hires are covered under the Defined Benefit Pension Plan and Thrift Plan. The IBEW clerical-technical unit new hires are no longer covered under the Defined Benefit Pension Plan but do receive an annual lump sum company contribution into the Thrift Plan, in addition to the company match. The Defined Benefit Pension Plan is noncontributory and is funded by IPL through a trust. Benefits for non-union participants in the Defined Benefit Pension Plan are based on salary, years of service and accrued benefits at April 1, 2015. Benefits for eligible union participants are based on each individual employee's pension band and years of service as opposed to their compensation. Pension bands are based primarily on job duties and responsibilities.

Additionally, a small group of former officers and their surviving spouses are covered under a funded non-qualified Supplemental Retirement Plan. The total number of participants in the plan as of December 31, 2020 was 22. The plan is closed to new participants.

IPL also provides postretirement health care benefits to certain active or retired employees and the spouses of certain active or retired employees. Approximately 142 active employees and 16 retirees (including spouses) were receiving such benefits or entitled to future benefits as of January 1, 2020. The plan is unfunded. These postretirement health care benefits and the related unfunded obligation of $4.3 million and $6.4 million at December 31, 2020 and 2019, respectively, were not material to the consolidated financial statements in the periods covered by this report.

The following table presents information relating to the Pension Plans:

	Pension benefits as of December 31,
	2020	2019
	(In Thousands)
Change in benefit obligation:
Projected benefit obligation at January 1	$782,795	$697,228
Service cost	8,272	7,412
Interest cost	22,151	27,343
Actuarial loss/(gain)	66,827	88,311
Amendments (primarily increases in pension bands)	967	—
Benefits paid	(38,487)	(37,499)
Projected benefit obligation at December 31	842,525	782,795
Change in plan assets:
Fair value of plan assets at January 1	769,704	684,485
Actual return on plan assets	118,716	122,690
Employer contributions	87	28
Benefits paid	(38,487)	(37,499)
Fair value of plan assets at December 31	850,020	769,704
Funded (unfunded) status	$7,495	$(13,091)
Amounts recognized in the statement of financial position:
Non-current assets	$8,669	$—
Non-current liabilities	(1,174)	(13,091)
Net amount recognized at end of year	$7,495	$(13,091)
Sources of change in regulatory assets(1):
Prior service cost arising during period	$967	$—
Net (gain)/loss arising during period	(14,110)	(4,472)
Amortization of prior service cost	(3,677)	(3,823)
Amortization of loss	(8,115)	(11,084)
Total recognized in regulatory assets	$(24,935)	$(19,379)
Amounts included in regulatory assets:
Net loss	$145,526	$167,750
Prior service cost	11,613	14,323
Total amounts included in regulatory assets	$157,139	$182,073

(1)Amounts that would otherwise be charged/credited to Accumulated Other Comprehensive Income or Loss upon application of ASC 715, “Compensation – Retirement Benefits,” are recorded as a regulatory asset or liability because IPL has historically recovered and currently recovers pension and other postretirement benefit expenses in rates. These are unrecognized amounts not yet recognized as components of net periodic benefit costs.

Information for Pension Plans with a projected benefit obligation in excess of plan assets

	Pension benefits as of December 31,
	2020	2019
	(In Thousands)
Benefit obligation	$842,525	$782,795
Plan assets	850,020	769,704
Benefit obligation in excess of plan assets	$(7,495)	$13,091

IPL’s total plan assets in excess of projected benefit obligation was $7.5 million as of December 31, 2020 ($8.7 million Defined Benefit Pension Plan plan assets in excess of projected benefit obligation, partially offset by $1.2 million Supplemental Retirement Plan projected benefit obligation in excess of plan assets).

Information for Pension Plans with an accumulated benefit obligation in excess of plan assets

	Pension benefits as of December 31,
	2020	2019
	(In Thousands)
Accumulated benefit obligation	$830,458	$771,592
Plan assets	850,020	769,704
Accumulated benefit obligation in excess of plan assets	$(19,562)	$1,888

IPL’s total plan assets in excess of accumulated benefit obligation was $19.6 million as of December 31, 2020 ($20.7 million Defined Benefit Pension Plan plan assets in excess of accumulated benefit obligation, partially offset by $1.1 million Supplemental Retirement Plan accumulated benefit obligation in excess of plan assets).

Significant Gains and Losses Related to Changes in the Benefit Obligation for the Period

As shown in the table above, an actuarial loss of $66.8 million increased the benefit obligation for the year ended December 31, 2020 and an actuarial loss of $88.3 million increased the benefit obligation for the year ended December 31, 2019. The actuarial losses in 2020 and 2019 were primarily due to decreases in the discount rate.

Pension Benefits and Expense

Reported expenses relevant to the Defined Benefit Pension Plan are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience, including the performance of plan assets and actual benefits paid out in future years. Pension costs associated with the Defined Benefit Pension Plan are impacted by the level of contributions made to the plan, earnings on plan assets, the adoption of new mortality tables, and employee demographics, including age, job responsibilities, salary and employment periods. Changes made to the provisions of the Defined Benefit Pension Plan may impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the corporate bond discount rates, as well as, the adoption of a new mortality table used in determining the projected benefit obligation and pension costs.

The 2020 net actuarial gain of $14.1 million recognized in regulatory assets is comprised of two parts: (1) an $80.9 million pension asset actuarial gain primarily due to higher than expected return on assets; partially offset by (2) a $66.8 million pension liability actuarial loss primarily due to a decrease in the discount rate used to value pension liabilities. The unrecognized net loss of $145.5 million in the Pension Plans has accumulated over time primarily due to the long-term declining trend in corporate bond rates and the adoption of new mortality tables which increased the expected benefit obligation due to the longer expected lives of plan participants. During 2020, the accumulated net gain increased due to lower discount rates used to value pension liabilities, which was partially offset by a combination of higher than expected return on pension assets, as well as the year 2020 amortization of accumulated loss. The unrecognized net loss, to the extent that it exceeds 10% of the greater of the benefit obligation or the assets, will be amortized and included as a component of net periodic benefit cost in future years. The amortization period is approximately 10.84 years based on estimated demographic data as of December 31, 2020. The projected benefit obligation of $842.5 million less the fair value of assets of $850.0 million results in an overfunded status of $7.5 million at December 31, 2020.

	Pension benefits for years ended December 31,
	2020	2019	2018
	(In Thousands)
Components of net periodic benefit cost:
Service cost	$8,272	$7,412	$8,450
Interest cost	22,151	27,343	25,220
Expected return on plan assets	(37,779)	(29,907)	(40,801)
Amortization of prior service cost	3,677	3,823	3,837
Recognized actuarial loss	8,115	11,084	11,403
Recognized settlement loss	—	—	1,230
Total pension cost	4,436	19,755	9,339
Less: amounts capitalized	372	1,237	1,223
Amount charged to expense	$4,064	$18,518	$8,116
Rates relevant to each year’s expense calculations:
Discount rate – defined benefit pension plan	3.33%	4.36%	3.67%
Discount rate – supplemental retirement plan	3.05%	4.24%	3.60%
Expected return on defined benefit pension plan assets	5.05%	4.50%	5.45%
Expected return on supplemental retirement plan assets	4.45%	4.50%	5.45%

Pension expense for the following year is determined as of the December 31 measurement date based on the fair value of the Pension Plans’ assets, the expected long-term rate of return on plan assets, a mortality table assumption that reflects the life expectancy of plan participants, and a discount rate used to determine the projected benefit obligation. For 2020, pension expense was determined using an assumed long-term rate of return on plan assets of 5.05% for the Defined Benefit Pension Plan and 4.45% for the Supplemental Retirement Plan. As of the December 31, 2020 measurement date, IPL decreased the discount rate from 3.33% to 2.46% for the Defined Benefit Pension Plan and from 3.05% to 2.31% for the Supplemental Retirement Plan. The discount rate assumptions affect the pension expense determined for 2021. In addition, IPL maintained the expected long-term rate of return on plan assets at 5.05% for the Defined Benefit Pension Plan and decreased the expected long-term rate of return for the Supplemental Retirement Plan from 4.45% to 3.60% for 2021. The expected long-term rate of return assumption affects the pension expense determined for 2021. The effect on 2021 total pension expense of a 25 basis point increase and decrease in the assumed discount rate is $(1.4) million and $1.3 million, respectively.

In determining the discount rate to use for valuing liabilities we use the market yield curve on high-quality fixed income investments as of December 31, 2020. We project the expected benefit payments under the plan based on participant data and based on certain assumptions concerning mortality, retirement rates, termination rates, etc. The expected benefit payments for each year are discounted back to the measurement date using the appropriate spot rate for each half-year from the yield curve, thereby obtaining a present value of all expected future benefit payments using the yield curve. Finally, an equivalent single discount rate is determined which produces a present value equal to the present value determined using the full yield curve.

Pension Plan Assets and Fair Value Measurements

Pension plan assets consist of investments in cash and cash equivalents, government debt securities, and mutual funds (equity and debt). Differences between actual portfolio returns and expected returns may result in increased or reduced pension costs in future periods. Pension costs are determined as of the plans' measurement date of December 31, 2020. Pension costs are determined for the following year based on the market value of pension plan assets, expected employer contributions, a discount rate used to determine the projected benefit obligation and the expected long-term rate of return on plan assets.

Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Pension Plans’ gains and losses on investments bought and sold, as well as held, during the year.

A description of the valuation methodologies used for each major class of assets and liabilities measured at fair value follows:
•The non-qualified Supplemental Retirement Plan investments have quoted market prices and are categorized as Level 1 in the fair value hierarchy.

•The qualified Defined Benefit Pension Plan investments in common collective trusts are valued based on the daily net asset value and are categorized as Level 2 in the fair value hierarchy except for cash and cash equivalents which are categorized as level 1.

The primary objective of the Pension Plans’ is to provide a source of retirement income for its participants and beneficiaries, while the primary financial objective is to improve the unfunded status of the Pension Plans. A secondary financial objective is, where possible, to minimize pension expense volatility. The objective is based on a long-term investment horizon, so that interim fluctuations should be viewed with appropriate perspective. There can be no assurance that these objectives will be met.

In establishing IPL’s expected long-term rate of return assumption, we utilize a methodology developed by the plan’s investment consultant who maintains a capital market assumption model that takes into consideration risk, return and correlation assumptions across asset classes. A combination of quantitative analysis of historical data and qualitative judgment is used to capture trends, structural changes and potential scenarios not reflected in historical data.

The result of the analyses is a series of inputs that produce a picture of how the plan consultant believes portfolios are likely to behave through time. Capital market assumptions are intended to reflect the behavior of asset classes observed over several market cycles. Stress assumptions are also examined, since the characteristics of asset classes are constantly changing. A dynamic model is employed to manage the numerous assumptions required to estimate portfolio characteristics under different base currencies, time horizons and inflation expectations.

The Pension Plans’ consultant develops forward-looking, long-term capital market assumptions for risk, return and correlations for a variety of global asset classes, interest rates and inflation. These assumptions are created using a combination of historical analysis, current market environment assessment and by applying the consultant’s own judgment. The consultant then determines an equilibrium long-term rate of return. IPL then takes into consideration the investment manager/consultant expenses, as well as any other expenses expected to be paid out of the Pension Plans’ trust. Finally, IPL has the Pension Plans’ actuary perform a tolerance test of the consultant’s equilibrium expected long-term rate of return. IPL uses an expected long-term rate of return compatible with the actuary’s tolerance level.

The following table summarizes IPL’s target pension plan allocation for 2020:

Asset Category:	Target Allocations
Equity Securities	36%
Debt Securities	64%

	Fair Value Measurements at
	December 31, 2020
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
Asset Category	Total	(Level 1)	(Level 2)	%
Cash and cash equivalents	$2,221	$2,221	$—	—%
Government debt securities	118,255	131	118,124	14%
Mutual fund - equities	323,253	2,839	320,414	38%
Mutual fund - debt	406,291	1,578	404,713	48%
Total	$850,020	$6,769	$843,251	100%

	Fair Value Measurements at
	December 31, 2019
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
Asset Category	Total	(Level 1)	(Level 2)	%
Cash and cash equivalents	$2,599	$2,599	$—	—%
Government debt securities	154,798	39	154,759	20%
Mutual fund - equities	214,369	2,744	211,625	28%
Mutual fund - debt	397,938	1,664	396,274	52%
Total(1)	$769,704	$7,046	$762,658	100%

(1) In 2019, the qualified Defined Benefit Pension Plan moved all investments except for cash and cash equivalents into collective trusts; therefore, the 2019 balances under the Government debt securities, Mutual fund - equities, and Mutual fund - debt categories shown above as level 2 represent investments through collective trusts. The Defined Benefit Pension Plan has chosen collective trusts for which the underlying investments are mutual funds, mutual funds categories for which debt securities are the primary underlying investment, or real estate in alignment with the target asset allocation.

Pension Funding

IPL contributed $0.1 million, $0.0 million, and $30.1 million to the Pension Plans in 2020, 2019 and 2018, respectively. Funding for the qualified Defined Benefit Pension Plan is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under ERISA, as amended by the Pension Protection Act of 2006, as well as targeted funding levels necessary to meet certain thresholds.

From an ERISA funding perspective, IPL’s funded target liability percentage was estimated to be 100%. In general, IPL must contribute the normal service cost earned by active participants during the plan year; however, this amount can be offset by any surplus or credit balance carried by the Pension Plan. The normal cost is expected to be approximately $6.1 million in 2021 (including $0.4 million for plan expenses), which is expected to be fully offset by the surplus amount. Each year thereafter, if the Pension Plans' underfunding increases to more than the present value of the remaining annual installments, the excess is separately amortized over a seven-year period. IPL does not expect to make an employer contribution for the calendar year 2021. IPL’s funding policy for the Pension Plans is to contribute annually no less than the minimum required by applicable law, and no more than the maximum amount that can be deducted for federal income tax purposes.

Benefit payments made from the Pension Plans for the years ended December 31, 2020, 2019 and 2018 were $38.5 million, $37.5 million and $62.1 million, respectively. Expected benefit payments are expected to be paid out of the Pension Plans as follows:

Year	Pension Benefits
(In Thousands)
2021	$41,552
2022	42,715
2023	43,371
2024	43,827
2025	44,467
2026 through 2030	224,933

10. COMMITMENTS AND CONTINGENCIES

Legal Loss Contingencies

IPL is involved in litigation arising in the normal course of business. We accrue for litigation and claims when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2020 and 2019, total legal loss contingencies accrued were $13.4 million and $2.6 million, respectively, which were included in “Accrued and Other Current Liabilities” and "Other Non-Current Liabilities," respectively, on the accompanying Consolidated Balance Sheets. A significant portion of these accrued liabilities relate to a personal injury legal claim involving injuries to a contractor. We maintain an amount of insurance protection for such litigation that we believe is adequate. While the ultimate outcome of such litigation cannot be predicted with certainty, management believes that final outcomes will not have a material adverse effect on IPL's results of operations, financial condition and cash flows.

Environmental Loss Contingencies

IPL is subject to various federal, state, regional and local environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, disposal and transportation of regulated materials, including ash; the use and discharge of water used in generation boilers and for cooling purposes; the emission and discharge of hazardous and other materials into the environment; and the health and safety of our employees. These laws and regulations often require a lengthy and complex process of obtaining and renewing permits and other governmental authorizations from federal, state and local agencies. Violation of these laws, regulations or permits can result in substantial fines, other sanctions, permit revocation and/or facility shutdowns. IPL cannot assure that it has been or will be at all times in full compliance with such laws, regulations and permits.

New Source Review and other CAA NOVs

In October 2009, IPL received a NOV and Finding of Violation from the EPA pursuant to the CAA Section 113(a). The NOV alleged violations of the CAA at IPL’s three primarily coal-fired electric generating facilities at the time, dating back to 1986. The alleged violations primarily pertain to the PSD and non-attainment New Source Review (NSR) requirements under the CAA. In addition, on October 1, 2015, IPL received a NOV from the EPA pursuant to CAA Section 113(a) alleging violations of the CAA, the Indiana SIP, and the Title V operating permit related to alleged particulate matter and opacity violations at IPL Petersburg Unit 3. Also, on February 5, 2016, the EPA issued a NOV pursuant to CAA Section 113(a) alleging violations of PSD, non-attainment NSR and other CAA regulations, the Indiana SIP, and the Title V operating permit at Petersburg Generating Station. On August 31, 2020, IPL reached a settlement with the EPA, the DOJ and IDEM resolving the purported violations of the CAA with respect to IPL's four coal-fired generation units currently operating at IPL's Petersburg location. The settlement agreement, in the form of a proposed judicial consent decree, includes, among other items, the following requirements: annual caps on NOx and SO2 emissions and more stringent emissions limits than IPL's current Title V air permit; payment of civil penalties totaling $1.525 million; a $5 million environmental mitigation project consisting of the construction and operation of a new, non-emitting source of generation at the site; expenditure of $0.325 million on a state-only environmentally beneficial project to preserve local, ecologically-significant lands; and retirement of Units 1 and 2 prior to July 1, 2023. If IPL does not meet this retirement obligation, it must install a Selective Non-Catalytic Reduction System (SNCR) on Unit 4. The proposed Consent Decree is subject to final review and approval by the U.S. District Court for the Southern District of Indiana. On January 14, 2021, the U.S. and Indiana, on behalf of EPA and IDEM, respectively, filed a motion asking the court to enter the proposed Consent Decree, along with the U.S.' response to the adverse public comments on the proposed settlements. IPL has a contingent liability recorded related to these New Source Review and other CAA NOV matters.

11. RELATED PARTY TRANSACTIONS

IPL participates in a property insurance program in which IPL buys insurance from AES Global Insurance Company, a wholly-owned subsidiary of AES. IPL is not self-insured on property insurance, but does take a $5 million per occurrence deductible. Except for IPL’s large substations, IPL does not carry insurance on transmission and distribution assets, which are considered to be outside the scope of property insurance. AES and other AES subsidiaries, including IPL, also participate in the AES global insurance program. IPL pays premiums for a policy that is written and administered by a third-party insurance company. The premiums paid to this third-party administrator by the participants are paid to AES Global Insurance Company and all claims are paid from a trust fund funded by and owned by AES Global Insurance Company, but controlled by the third-party administrator. IPL also has third-party insurance in which the premiums are paid directly to the third-party insurers. The cost to IPL of coverage under the property insurance program with AES Global Insurance Company was approximately $5.6 million, $4.3 million, and $3.1 million in 2020, 2019 and 2018, respectively, and is recorded in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations. As of December 31, 2020 and 2019, IPL had prepaid approximately of $2.3 million and $2.0 million, respectively, for coverage under these plans, which is recorded in "Prepayments and other current assets" on the accompanying Consolidated Balance Sheets.

IPL participates in an agreement with Health and Welfare Benefit Plans LLC, an affiliate of AES, to participate in a group benefits program, including but not limited to, health, dental, vision and life benefits. Health and Welfare Benefit Plans LLC administers the financial aspects of the group insurance program, receives all premium payments from the participating affiliates, and makes all vendor payments. The cost of coverage under this program was approximately $21.0 million, $20.2 million, and $21.5 million in 2020, 2019 and 2018, respectively, and is recorded in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations. IPL had no prepaids for coverage under this plan as of December 31, 2020 and 2019, respectively.

AES files federal and state income tax returns which consolidate IPALCO and its subsidiaries, including IPL. Under a tax sharing agreement with IPALCO, IPL is responsible for the income taxes associated with its own taxable income and records the provision for income taxes using a separate return method. IPL had a receivable balance under this agreement of $12.5 million and $23.1 million as of December 31, 2020 and 2019, respectively, which is recorded in “Taxes receivable” on the accompanying Consolidated Balance Sheets. See Note 8, "Income Taxes" for more information.

Long-term Compensation Plan

During 2020, 2019 and 2018, many of IPL’s non-union employees received benefits under the AES Long-term Compensation Plan, a deferred compensation program. This type of plan is a common employee retention tool used in our industry. Benefits under this plan are granted in the form of performance units payable in cash and AES restricted stock units. Restricted stock units vest ratably over a three-year period. The performance units payable in cash vest at the end of the three-year performance period and are subject to certain AES performance criteria. Total deferred compensation expense recorded during 2020, 2019 and 2018 was $0.3 million, $0.3 million and $0.5 million, respectively, and was included in “Operating expenses - Operation and maintenance” on IPL’s Consolidated Statements of Operations. The value of these benefits is being recognized over the 36 month vesting period and a portion is recorded as miscellaneous deferred credits with the remainder recorded as “Paid in capital” on IPL’s Consolidated Balance Sheets in accordance with ASC 718 “Compensation – Stock Compensation.”

See also Note 9, “Benefit Plans” to the audited consolidated financial statements of IPL for a description of benefits awarded to IPL employees by AES under the RSP.

Service Company

Total costs incurred by the Service Company on behalf of IPL were $55.5 million, $41.8 million and $44.1 million during 2020, 2019 and 2018, respectively. Total costs incurred by IPL on behalf of the Service Company during 2020, 2019 and 2018 were $10.6 million, $9.7 million and $10.1 million, respectively, which are included as a reduction to charges from the Service Company. These costs were included in “Operating expenses - Operation and maintenance” on IPL’s Consolidated Statements of Operations. IPL had a payable balance with the Service Company of $4.5 million and $8.4 million as of December 31, 2020 and December 31, 2019, respectively, which is recorded in “Accounts payable” on the accompanying Consolidated Balance Sheets.

Other

A member of the AES Board of Directors is also a member of the Supervisory Board of a third party vendor that IPL engaged in 2014 for certain construction projects. As the transactions with this vendor related to capital projects, there was no direct impact on the Consolidated Statements of Operations for the periods presented. Over the life of the project, IPL had total net charges from this vendor of $474.9 million. This vendor completed its service in 2018.

IPL made loans to IPALCO, net of repayments, of $6.1 million during the year ended December 31, 2020. IPL has a loan receivable in the same amount recorded in “Prepayments and other current assets” on the accompanying Consolidated Balance Sheets as of December 31, 2020.

Additionally, transactions with various other related parties were $6.5 million, $3.0 million and $5.7 million during 2020, 2019 and 2018, respectively. These expenses were primarily recorded in “Operating expenses - Operation and maintenance” on the accompanying Consolidated Statements of Operations.

12. BUSINESS SEGMENT INFORMATION

Operating segments are components of an enterprise that engage in business activities from which it may earn revenues and incur expenses, for which separate financial information is available, and is evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. All of IPL’s current business consists of the generation, transmission, distribution and sale of electric energy, and therefore IPL had only one reportable segment.

13. REVENUE

Revenue is primarily earned from retail and wholesale electricity sales and electricity transmission and distribution delivery services. Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Revenue is recorded net of any taxes assessed on and collected from customers, which are remitted to the governmental authorities.

Retail revenues - IPL energy sales to utility customers are based on the reading of meters at the customer’s location that occurs on a systematic basis throughout the month. IPL sells electricity directly to end-users, such as homes and businesses, and bills customers directly. Retail revenues have a single performance obligation, as the promise to transfer energy and other distribution and/or transmission services are not separately identifiable from other promises in the contracts and, therefore, are not distinct. Additionally, as the performance obligation is satisfied over time as energy is delivered, and the same method is used to measure progress, the performance obligation meets the criteria to be considered a series.

In exchange for the exclusive right to sell or distribute electricity in our service area, IPL is subject to rate regulation by federal and state regulators. This regulation sets the framework for the prices (“tariffs”) that IPL is allowed to charge customers for electric services. Since tariffs are approved by the regulator, the price that IPL has the right to bill corresponds directly with the value to the customer of IPL’s performance completed in each period. Therefore, revenue under these contracts is recognized using an output method measured by the MWhs delivered each month at the approved tariff. Customer payments are typically due on a monthly basis, though see Note 2, "Regulatory Matters - IURC COVID-19 Orders" for a discussion of the orders requiring expanded payment arrangements for customers.

Wholesale revenues - Power produced at the generation stations in excess of our retail load is sold into the MISO market. Such sales are made at either the day-ahead or real-time hourly market price, and these sales are classified as wholesale revenues. We sell to and purchase power from MISO, and such sales and purchases are settled and accounted for on a net hourly basis.

In the MISO market, wholesale revenue is recorded at the spot price based on the quantities of MWh delivered in each hour during each month. As a member of MISO, we are obligated to declare the availability of our energy production into the wholesale energy market, but we are not obligated to commit our previously declared availability. As such, contract terms end as the energy for each day is delivered to the market in the case of the day-ahead market and for each hour in the case of the real-time market.

Miscellaneous revenues - Miscellaneous revenues are mainly comprised of MISO transmission revenues. MISO transmission revenues are earned when IPL’s power lines are used in transmission of energy by power producers other than IPL. As IPL owns and operates transmission lines in central and southern Indiana, demand charges collected from network customers by MISO are allocated to the appropriate transmission owners (including IPL) and recognized as transmission revenues. Capacity revenues are also included in miscellaneous revenues, but these were not material for the period presented.

Transmission revenues have a single performance obligation, as transmission services represent a distinct service. Additionally, as the performance obligation is satisfied over time and the same method is used to measure progress, the performance obligation meets the criteria to be considered a series. The price that the transmission operator has the right to bill corresponds directly with the value to the customer of IPL’s performance completed in each period as the price paid is the transmission operator's allocation of the tariff rate (as approved by the regulator) charged to network participants.

IPL’s revenue from contracts with customers was $1,326.6 million, $1,455.3 million and $1,440.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. The following table presents IPL's revenue from contracts with customers and other revenue (in thousands):

	For the Years Ended December 31,
	2020	2019	2018
Retail Revenues
Retail revenue from contracts with customers:
Residential	$566,668	$589,719	$588,031
Small commercial and industrial	194,904	215,878	217,896
Large commercial and industrial	484,230	548,551	565,720
Public lighting	9,115	7,249	9,797
Other (1)	14,402	14,136	10,427
Total retail revenue from contracts with customers	1,269,319	1,375,533	1,391,871
Alternative revenue programs	24,781	23,841	4,594
Wholesale Revenues
Wholesale revenues from contracts with customers	46,482	68,474	38,789
Miscellaneous Revenues
Transmission and other revenue from contracts with customers	10,794	11,335	10,057
Other miscellaneous revenues (2)	1,609	2,460	5,194
Total Revenues	$1,352,985	$1,481,643	$1,450,505

(1) Other retail revenue from contracts with customers includes miscellaneous charges to customers
(2) Other miscellaneous revenue includes lease and other miscellaneous revenues not accounted for under ASC 606

The balances of receivables from contracts with customers are $163.8 million and $155.0 million as of December 31, 2020 and December 31, 2019, respectively. Payment terms for all receivables from contracts with customers typically do not extend beyond 30 days, though see Note 2, "Regulatory Matters - IURC COVID-19 Order" for a discussion of orders requiring expanded payment arrangements for customers.

IPL has elected to apply the optional disclosure exemptions under ASC 606. Therefore, IPL has not included disclosure pertaining to revenue expected to be recognized in any future year related to remaining performance obligations, as we exclude contracts with an original length of one year or less, contracts for which we recognize revenue based on the amount we have the right to invoice for services performed, and contracts with variable consideration allocated entirely to a wholly unsatisfied performance obligation when the consideration relates specifically to our efforts to satisfy the performance obligation and depicts the amount to which IPL expects to be entitled.

Contract Balances — The timing of revenue recognition, billings, and cash collections results in accounts receivable and contract liabilities. The contract liabilities from contracts with customers were $0.5 million as of December 31, 2020. During the year ended December 31, 2020, we recognized revenue of $1.3 million related to this contract liability balance, respectively.

14. LEASES

LESSOR

The Company is the lessor under operating leases for land, office space and operating equipment. Minimum lease payments from such contracts are recognized as operating lease revenue on a straight-line basis over the lease term whereas contingent rentals are recognized when earned. Lease revenue included in the Consolidated Statements of Operations was $0.9 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively. Underlying gross assets and accumulated depreciation of operating leases included in Total net property, plant and equipment on the Consolidated Balance Sheet were $4.3 million and $0.8 million, respectively, as of December 31, 2020 and $4.3 million and $0.7 million, respectively, as of December 31, 2019.

The option to extend or terminate a lease is based on customary early termination provisions in the contract. The Company has not recognized any early terminations as of December 31, 2020.

The following table shows the future minimum lease receipts through 2025 and thereafter (in thousands):

Operating Leases
2021	$886
2022	906
2023	906
2024	786
2025	544
Thereafter	2,074
Total	$6,102

15. RISKS AND UNCERTAINTIES

COVID-19 Pandemic

The COVID-19 pandemic has severely impacted global economic activity, including electricity and energy consumption, and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the U.S., have reacted by instituting quarantines, mandating business and school closures and social distancing measures as well as restricting travel. The State of Indiana implemented, among other things, stay-at-home and other social distancing measures to slow the spread of the virus, which has impacted energy demand within our service territory, though the stay-at-home restrictions have now been lifted in our service territory. Also, the Executive Order previously issued by the Governor of Indiana prohibiting electric utilities, including us, from discontinuing electric utility service to customers through August 14, 2020 has lapsed. We are taking a variety of measures in response to the spread of COVID-19 to ensure our ability to generate, transmit, distribute and sell electric energy, ensure the health and safety of our employees, contractors, customers and communities and provide essential services to the communities in which we operate. In addition to the impacts to demand within our service territory, we also have incurred and expect to continue to incur expenses relating to COVID-19, including those that relate to events outside of our control.

As the economic impact of the COVID-19 pandemic started to materialize in Indiana in the second half of March 2020 and continued for the duration of 2020, the COVID-19 pandemic primarily impacted our retail sales demand as shown by the changes in weather-normalized volumes of kWh sold compared to the weather-normalized volumes for the same periods in 2019:

Customer class	For the three months ended				For the year ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	December 31, 2020
Residential	1.6%	6.6%	3.9%	2.4%	3.4%
Small commercial and industrial	(1.8)%	(10.3)%	(4.2)%	(5.3)%	(5.2)%
Large commercial and industrial	(2.8)%	(11.0)%	(7.9)%	(5.7)%	(6.9)%

As noted above, we also have incurred and expect to continue to incur expenses relating to COVID-19, however see Note 2, "Regulatory Matters - IURC COVID-19 Orders" for a discussion of regulatory measures which partially mitigate the impact of these expenses. We continued to experience COVID-19 impacts into 2021. The magnitude and duration of the COVID-19 pandemic is unknown at this time and may have material and adverse effects on our results of operations, financial condition and cash flows in future periods.

Financial Statement Schedules

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

IPALCO ENTERPRISES, INC.
Schedule I – Condensed Financial Information of Registrant
Unconsolidated Balance Sheets
(In Thousands)
	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$302	$3,709
Restricted cash	6,115	—
Taxes receivable	11,862	541
Prepayments and other current assets	7,508	14,500
Total current assets	25,787	18,750
OTHER NON-CURRENT ASSETS:
Investment in subsidiaries	1,426,739	1,427,141
Deferred tax asset – long term	14,289	6,764
Other non-current assets	3,194	2,843
Total other non-current assets	1,444,222	1,436,748
TOTAL ASSETS	$1,470,009	$1,455,498
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term and current portion of long-term debt	$—	$469,313
Loans payable to subsidiary	6,110	—
Accounts payable	365	292
Accrued interest	8,556	11,442
Derivative liabilities, current	—	26,560
Total current liabilities	15,031	507,607
NON-CURRENT LIABILITIES:
Long-term debt	870,775	401,415
Derivative liabilities, non-current	63,215	—
Total non-current liabilities	933,990	401,415
Total liabilities	949,021	909,022
SHAREHOLDERS' EQUITY
Paid in capital	588,966	590,784
Accumulated other comprehensive loss	(43,420)	(19,750)
Accumulated deficit	(24,558)	(24,558)
Total shareholders' equity	520,988	546,476
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,470,009	$1,455,498

See notes to Schedule I.

IPALCO ENTERPRISES, INC.
Schedule I – Condensed Financial Information of Registrant
Unconsolidated Statements of Operations
(In Thousands)
	2020	2019	2018
OTHER INCOME / (EXPENSE), NET:
Equity in earnings of subsidiaries	$140,030	$154,078	$154,150
Interest expense	(42,212)	(32,761)	(31,038)
Loss on early extinguishment of debt	(2,415)	—	—
Other income / (expense), net	73	(46)	(443)
Total other income / (expense), net	95,476	121,271	122,669
EARNINGS FROM OPERATIONS BEFORE INCOME TAX	95,476	121,271	122,669
Less: income tax expense / (benefit)	(11,278)	(7,909)	(8,143)
NET INCOME	$106,754	$129,180	$130,812

See notes to Schedule I.

IPALCO ENTERPRISES, INC.
Schedule I - Condensed Financial Information of Registrant
Unconsolidated Statements of Comprehensive Income/(Loss)
(In Thousands)
	2020	2019	2018

Net income	$106,754	$129,180	$130,812

Derivative activity:
Change in derivative fair value, net of income tax benefit of $8,876, $6,810 and $0, for each respective period	(27,779)	(19,750)	—
Reclassification to earnings, net of income tax benefit of $1,313, $0 and $0, for each respective period	4,109	—	—
Net change in fair value of derivatives	(23,670)	(19,750)	—

Other comprehensive loss	(23,670)	(19,750)	—

Net comprehensive income	$83,084	$109,430	$130,812

See notes to Schedule I.

IPALCO ENTERPRISES, INC.
Schedule I – Condensed Financial Information of Registrant
Unconsolidated Statements of Cash Flows
(In Thousands)
	2020	2019	2018
CASH FLOWS FROM OPERATIONS:
Net income	$106,754	$129,180	$130,812
Adjustments to reconcile net income to net cash
provided by operating activities:
Equity in earnings of subsidiaries	(140,030)	(154,078)	(154,150)
Cash dividends received from subsidiary companies	147,600	159,000	142,250
Amortization of deferred financing costs and debt premium	1,607	1,847	1,964
Deferred income taxes – net	(224)	157	(89)
Charges related to early extinguishment of debt	2,415	—	—
Change in certain assets and liabilities:
Accounts payable	299	231	(405)
Accrued and other current liabilities	—	(3)	(876)
Accrued taxes payable/receivable	(11,317)	(261)	—
Accrued interest	(3,083)	(2)	(368)
Other – net	5,005	(623)	(1,838)
Net cash provided by operating activities	109,026	135,448	117,300
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	—	—	(65,000)
Other	—	278	1,053
Net cash provided by (used in) investing activities	—	278	(63,947)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings, net of discount	474,568	—	65,000
Retirement of long-term debt and early tender premium	(472,135)	—	—
Loans from subsidiary	26,110	—	—
Repayments of loans to subsidiary	(20,000)	—	—
Distributions to shareholders	(108,739)	(136,426)	(130,179)
Deferred financing costs paid	(6,122)	—	(148)
Net cash used in financing activities	(106,318)	(136,426)	(65,327)
Net change in cash and cash equivalents	2,708	(700)	(11,974)
Cash, cash equivalents and restricted cash at beginning of period	3,709	4,409	16,383
Cash, cash equivalents and restricted cash at end of period	$6,417	$3,709	$4,409

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest (net of amount capitalized)	$38,069	$28,911	$29,665
Income taxes	27,000	29,600	28,275

See notes to Schedule I.

IPALCO ENTERPRISES, INC.
Schedule I - Condensed Financial Information of Registrant
Unconsolidated Statements of Common Shareholders' Equity (Deficit)
(In Thousands)
	Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at January 1, 2018	$597,467	$—	$(25,191)	$572,276
Net comprehensive income	—	—	130,812	130,812
Distributions to shareholders	—	—	(130,179)	(130,179)
Other	357	—	—	357
Balance at December 31, 2018	597,824	—	(24,558)	573,266
Net comprehensive income	—	(19,750)	129,180	109,430
Distributions to shareholders(1)	(7,246)	—	(129,180)	(136,426)
Other	206	—	—	206
Balance at December 31, 2019	590,784	(19,750)	(24,558)	546,476
Net comprehensive income	—	(23,670)	106,754	83,084
Distributions to shareholders(1)	(1,985)	—	(106,754)	(108,739)
Other	167	—	—	167
Balance at December 31, 2020	$588,966	$(43,420)	$(24,558)	$520,988

1) IPALCO made return of capital payments of $2.0 million, $7.2 million and $0.0 million in 2020, 2019 and 2018, respectively, for the portion of current year distributions to shareholders in excess of current year net income.

See notes to Schedule I.

IPALCO ENTERPRISES, INC.
Schedule I – Condensed Financial Information of Registrant
Notes to Schedule I

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting for Subsidiaries and Affiliates – IPALCO has accounted for the earnings of its subsidiaries on the equity method in the unconsolidated condensed financial information.

2. FAIR VALUE

The fair value of financial assets and liabilities approximate their reported carrying amounts. The estimated fair values of the Company’s assets and liabilities have been determined using available market information. As these amounts are estimates and based on hypothetical transactions to sell assets or transfer liabilities, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair Value Hierarchy and Valuation Techniques

ASC 820 defined and established a framework for measuring fair value and expands disclosures about fair value measurements for financial assets and liabilities that are adjusted to fair value on a recurring basis and/or financial assets and liabilities that are measured at fair value on a nonrecurring basis, which have been adjusted to fair value during the period. In accordance with ASC 820, we have categorized our financial assets and liabilities that are adjusted to fair value, based on the priority of the inputs to the valuation technique, following the three-level fair value hierarchy prescribed by ASC 820 as follows:

Level 1 - unadjusted quoted prices for identical assets or liabilities in an active market;

Level 2 - inputs from quoted prices in markets where trading occurs infrequently or quoted prices of instruments with similar attributes in active markets; and

Level 3 - unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Whenever possible, quoted prices in active markets are used to determine the fair value of our financial instruments. Our financial instruments are not held for trading or other speculative purposes. The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Financial Assets

VEBA Assets

IPALCO has VEBA investments that are to be used to fund certain employee postretirement health care benefit plans. These assets are primarily comprised of open-ended mutual funds, which are valued using the net assets value per unit. These investments are recorded at fair value within "Other non-current assets" on the accompanying Consolidated Balance Sheets and classified as equity securities. All changes to fair value on the VEBA investments are included in income in the period that the changes occur. These changes to fair value were not material for the years ended December 31, 2020, 2019, or 2018. Any unrealized gains or losses are recorded in "Other income / (expense), net" on the accompanying Unconsolidated Statements of Operations.

Financial Liabilities

Interest Rate Hedges

In March 2019, we entered into forward interest rate hedges, which were amended in April 2020. The interest rate hedges have a combined notional amount of $400.0 million. All changes in the market value of the interest rate hedges are recorded in AOCL. See also Note 3, "Derivative Instruments and Hedging Activities - Cash Flow Hedges" for further information.

Summary

The fair value of assets and liabilities at December 31, 2020 measured on a recurring basis and the respective category within the fair value hierarchy for IPALCO was determined as follows:

Assets and Liabilities at Fair Value
		Level 1	Level 2	Level 3
	Fair value at December 31, 2020	Based on quoted market prices in active markets	Other observable inputs	Unobservable inputs
	(In Thousands)
Financial assets:
VEBA investments:
Money market funds	$16	$16	$—	$—
Mutual funds	3,209	—	3,209	—
Total VEBA investments	3,225	16	3,209	—
Total financial assets measured at fair value	$3,225	$16	$3,209	$—
Financial liabilities:
Interest rate hedges	$63,215	$—	$63,215	$—
Total financial liabilities measured at fair value	$63,215	$—	$63,215	$—

The fair value of assets and liabilities at December 31, 2019 measured on a recurring basis and the respective category within the fair value hierarchy for IPALCO was determined as follows:

Assets and Liabilities at Fair Value
		Level 1	Level 2	Level 3
	Fair value at December 31, 2019	Based on quoted market prices in active markets	Other observable inputs	Unobservable inputs
	(In Thousands)
Financial assets:
VEBA investments:
Money market funds	$25	$25	$—	$—
Mutual funds	2,854	—	2,854	—
Total VEBA investments	2,879	25	2,854	—
Total financial assets measured at fair value	$2,879	$25	$2,854	$—
Financial liabilities:
Interest rate hedges	$26,560	$—	$26,560	$—
Total financial liabilities measured at fair value	$26,560	$—	$26,560	$—

Financial Instruments not Measured at Fair Value in the Consolidated Balance Sheets

Debt

The fair value of our outstanding fixed-rate debt has been determined on the basis of the quoted market prices of the specific securities issued and outstanding. In certain circumstances, the market for such securities was inactive and therefore the valuation was adjusted to consider changes in market spreads for similar securities. Accordingly, the purpose of this disclosure is not to approximate the value on the basis of how the debt might be refinanced.

The following table shows the face value and the fair value of fixed-rate and variable-rate indebtedness (Level 2) for the periods ending:

	December 31, 2020		December 31, 2019
	Face Value	Fair Value	Face Value	Fair Value
	(In Thousands)
Fixed-rate	$880,000	$992,615	$810,000	$826,382
Variable-rate	—	—	65,000	65,000
Total indebtedness	$880,000	$992,615	$875,000	$891,382

The difference between the face value and the carrying value of this indebtedness represents the following:

•unamortized deferred financing costs of $8.6 million and $4.0 million at December 31, 2020 and 2019, respectively; and
•unamortized discounts of $0.6 million and $0.3 million at December 31, 2020 and 2019, respectively.

3. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use derivatives principally to manage the interest rate risk associated with refinancing our long-term debt. The derivatives that we use to economically hedge these risks are governed by our risk management policies for forward and futures contracts. Our net positions are continually assessed within our structured hedging programs to determine whether new or offsetting transactions are required. We monitor and value derivative positions monthly as part of our risk management processes. We use published sources for pricing, when possible, to mark positions to market. All of our derivative instruments are used for risk management purposes and are designated as cash flow hedges if they qualify under ASC 815 for accounting purposes.

At December 31, 2020, IPALCO's outstanding derivative instruments were as follows:

Commodity	Accounting Treatment (a)	Unit	Purchases (in thousands)	Sales (in thousands)	Net Purchases/(Sales) (in thousands)
Interest rate hedges	Designated	USD	$400,000	$—	$400,000
(a)    Refers to whether the derivative instruments have been designated as a cash flow hedge.

Cash Flow Hedges

As part of our risk management processes, we identify the relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. The fair values of cash flow hedges determined by current public market prices will continue to fluctuate with changes in market prices up to contract expiration. With the adoption of ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted improvements to Accounting for Hedging Activities effective January 1, 2019, we are no longer required to calculate effectiveness and thus the entire change in the fair value of a hedging instrument is now recorded in other comprehensive income and amounts deferred are reclassified to earnings in the same income statement line as the hedged item in the period in which it settles.

In March 2019, we entered into three forward interest rate swaps to hedge the interest risk associated with refinancing future debt. The three interest rate swaps have a combined notional amount of $400.0 million. In April 2020, we de-designated the swaps as cash flow hedges and froze the AOCL of $72.3 million at the date of de-

designation. The interest rate swaps were then amended and re-designated as cash flow hedges to hedge the interest rate risk associated with refinancing the 2024 IPALCO Notes. The amended interest rate swaps have a combined notional amount of $400.0 million and will be settled when the 2024 IPALCO Notes are refinanced. The $72.3 million of AOCL associated with the interest rate swaps through the date of the amendment will be amortized out of AOCL into interest expense over the remaining life of the 2030 IPALCO Notes, while any changes in fair value associated with the amended interest rate swaps will be recognized in AOCL going forward.

The following tables provide information on gains or losses recognized in AOCL for the cash flow hedges for the period indicated:

	Interest Rate Hedges for the Year Ended December 31,
$ in thousands (net of tax)	2020	2019	2018
Beginning accumulated derivative gain / (loss) in AOCL	$(19,750)	$—	$—

Net losses associated with current period hedging transactions	(27,779)	(19,750)	—
Net losses reclassified to interest expense, net of tax	4,109	—	—
Ending accumulated derivative loss in AOCL	$(43,420)	$(19,750)	$—

Loss expected to be reclassified to earnings in the next twelve months	$(5,375)
Maximum length of time that we are hedging our exposure to variability in future cash flows related to forecasted transactions (in months)	45

When applicable, IPALCO has elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivative agreements. As of December 31, 2020, IPALCO had $6.1 million of collateral in a broker margin account which offsets our loss positions on the interest rate hedges.

The following table summarizes the fair value, balance sheet classification and hedging designation of IPALCO's derivative instruments:

			December 31,
Commodity	Hedging Designation	Balance sheet classification	2020	2019
Interest rate hedges	Cash Flow Hedge	Accrued and other current liabilities	$—	$26,560
Interest rate hedges	Cash Flow Hedge	Derivative liabilities, non-current	$63,215	$—

4. DEBT

The following table presents IPALCO’s long-term indebtedness:

			December 31,
Series	Due		2020	2019
			(In Thousands)
Long-Term Debt
Term Loan	July 2020		$—	$65,000
3.45% Senior Secured Notes	July 2020	—	—	405,000
3.70% Senior Secured Notes	September 2024	—	405,000	405,000
4.25% Senior Secured Notes	May 2030		475,000	—
Unamortized discount – net			(625)	(313)
Deferred financing costs – net			(8,600)	(3,959)
Total long-term debt			870,775	870,728
Less: current portion of long-term debt			—	469,313
Net long-term debt			$870,775	$401,415

IPALCO’s Senior Secured Notes and Term Loan

In April 2020, IPALCO completed the sale of the $475 million aggregate principal amount of 4.25% 2030 IPALCO Notes pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We used the net proceeds from this offering to retire the $65 million Term Loan on April 14, 2020. The remaining net proceeds, together with cash on hand, were used to redeem the 2020 IPALCO Notes on May 14, 2020, and to pay certain related fees, expenses and make-whole premiums. A loss on early extinguishment of debt of $2.4 million for the 2020 IPALCO Notes is included as a separate line item within "Other Income/(Expense), Net" in the accompanying Unconsolidated Statements of Operations.

The 2030 IPALCO Notes are secured by IPALCO’s pledge of all of the outstanding common stock of IPL. The lien on the pledged shares is shared equally and ratably with IPALCO’s existing senior secured notes. IPALCO has also agreed to register the 2030 IPALCO Notes under the Securities Act by filing an exchange offer registration statement or, under specified circumstances, a shelf registration statement with the SEC pursuant to a Registration Rights Agreement dated April 14, 2020.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
Column A – Description	Column B	Column C – Additions		Column D – Deductions	Column E
	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Net Write-offs	Balance at End of Period
Year ended December 31, 2020
Accumulated Provisions Deducted from
Assets – Doubtful Accounts	$2,053	$5,861	$(1,132)	$3,627	$3,155
Deducted from Inventories
Valuation Allowance for Materials and Supplies	$6,204	$—	$—	$71	$6,133
Year ended December 31, 2019
Accumulated Provisions Deducted from
Assets – Doubtful Accounts	$2,821	$4,760	$—	$5,528	$2,053
Deducted from Inventories
Valuation Allowance for Materials and Supplies	$—	$6,204	$—	$—	$6,204
Year ended December 31, 2018
Accumulated Provisions Deducted from
Assets – Doubtful Accounts	$2,830	$6,008	$—	$6,017	$2,821

INDIANAPOLIS POWER & LIGHT COMPANY and SUBSIDIARY
Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2020, 2019 and 2018
(In Thousands)
Column A – Description	Column B	Column C – Additions		Column D – Deductions	Column E
	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Net Write-offs	Balance at End of Period
Year ended December 31, 2020
Accumulated Provisions Deducted from
Assets – Doubtful Accounts	$2,053	$5,861	$(1,132)	$3,627	$3,155
Deducted from Inventories
Valuation Allowance for Materials and Supplies	$6,204			$71	$6,133
Year ended December 31, 2019
Accumulated Provisions Deducted from
Assets – Doubtful Accounts	$2,821	$4,760	$—	$5,528	$2,053
Deducted from Inventories
Valuation Allowance for Materials and Supplies	$—	$6,204	$—	$—	$6,204
Year ended December 31, 2018
Accumulated Provisions Deducted from
Assets – Doubtful Accounts	$2,830	$6,008	$—	$6,017	$2,821

IPALCO ENTERPRISES, INC.

Offer to Exchange
4.250% Senior Secured Notes due 2030 for
New 4.250% Senior Secured Notes due 2030

Through and including July 7, 2021 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PROSPECTUS

April 8, 2021